As filed with the Securities and Exchange Commission on December 21, 2018

Registration No. 333-228672

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ardent Health Partners, LLC

to be converted as described herein to a corporation named

Ardent Health Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8062	61-1764793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Burton Hills Blvd, Suite 250

Nashville, Tennessee 37215

(615) 296-3000

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen C. Petrovich, Esq.

General Counsel and Secretary

Ardent Health Partners, LLC

One Burton Hills Blvd, Suite 250

Nashville, Tennessee 37215

(615) 296-3000

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Clint B. Adams Chief Financial Officer Ardent Health Partners, LLC One Burton Hills Blvd, Suite 250 Nashville, Tennessee 37215 Telephone: (615) 296-3000	Samir A. Gandhi, Esq. Michael P. Heinz, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5900 Facsimile: (212) 839-5599

Gregg A. Noel, Esq.

P. Michelle Gasaway, Esq. Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Telephone: (213) 687-5000

Facsimile: (213) 687-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Ardent Health Partners, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. This conversion is referred to throughout the prospectus included in this registration statement as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. Except as disclosed in the prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other historical financial information included in this registration statement are those of Ardent Health Partners, LLC and its subsidiaries and do not give effect to the Corporate Conversion. We are offering shares of the common stock of Ardent Health Partners, Inc. through the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated December 21, 2018

PROSPECTUS

            Shares

ARDENT HEALTH PARTNERS, INC.

Common Stock

This is the initial public offering of the common stock of Ardent Health Partners, Inc. We are offering                shares of our common stock, and the selling stockholder identified in this prospectus is offering                shares. We will not receive any proceeds from the sale of shares held by the selling stockholder. No public market currently exists for our common stock.

We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “ARDT.”

We anticipate that the initial public offering price will be between $                 and                 per share.

Following the completion of this offering, an affiliated entity of Equity Group Investments will continue to be our controlling stockholder and own approximately    % of the voting power of our outstanding common stock (approximately    % if the underwriters exercise in full their option to purchase additional shares of common stock). As a result of this ownership, so long as our controlling stockholder owns a majority of our outstanding common stock, our controlling stockholder will be able to control any action requiring the general approval of our stockholders, including the election of directors, any amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Management — Controlled Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholder (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a detailed description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                shares of common stock, the underwriters have the option to purchase up to an additional                shares from us and up to an additional                  shares from the selling stockholder, as described in “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                , 2019.

Book-Running Managers

Barclays	Citigroup	J.P. Morgan

BofA Merrill Lynch	Credit Suisse
Goldman Sachs & Co. LLC	RBC Capital Markets

Co-Managers

Loop Capital Markets	Stephens Inc.

Prospectus dated                 , 2019

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to “Ardent,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Conversion (as defined herein), to Ardent Health Partners, LLC, together with its consolidated subsidiaries, and after the Corporate Conversion, to Ardent Health Partners, Inc., the issuer of the shares of common stock offered hereby, together with its consolidated subsidiaries.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we, nor the selling stockholder, nor any of the underwriters has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the shares of common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations or prospects may have changed since those dates.

For investors outside the United States: neither we, nor the selling stockholder, nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the shares of common stock in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

GLOSSARY

As used in this prospectus, unless the context otherwise requires:

•	“controlling stockholder” refers to EGI.

•

“Corporate Conversion” refers to the conversion, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, whereby Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. For more information concerning the Corporate Conversion, see “Corporate Conversion.”

•	“EGI” refers to EGI-AM Investments, L.L.C., an affiliated entity of Equity Group Investments, and our controlling stockholder.

•	“ETMC” refers to East Texas Medical Center Regional Healthcare System.

•

“ETMC Acquisition” refers to the transaction, effective as of March 1, 2018, pursuant to which we acquired nine hospitals, 52 clinics and other related ancillary operations of East Texas Medical Center Regional Healthcare System and entered into a joint venture with UTHSCT. We also entered into an agreement, effective as of March 1, 2018, to manage the clinical operations of an additional hospital that was not acquired, the UT Health North Campus in Tyler, Texas. The purchase price for the ETMC Acquisition totaled approximately $371.4 million. In connection with the acquisition of ETMC, we did not purchase certain affiliated ETMC entities, their operations, assets and certain liabilities that are included in ETMC’s historical financial statements.

•	“LHP” refers to LHP Hospital Group, Inc.

•

“LHP Acquisition” refers to the transaction, effective as of March 13, 2017, pursuant to which we acquired all of the outstanding capital stock of LHP in an all-cash transaction valued at $860.5 million.

•	“Predecessor” refers to AHS Medical Holdings, LLC, the limited liability company that, prior to August 4, 2015, owned the assets and operations now owned by the Successor.

•

“Recapitalization Transaction” refers to the series of related transactions whereby EGI, Ventas and the Predecessor’s senior management team formed Ardent, which acquired the Predecessor’s operations, effective August 4, 2015.

•

“Refinancing Transactions” refers to our refinancing transactions that occurred on June 28, 2018, comprised of the: (i) issuance of $475.0 million aggregate principal amount of 9.75% senior notes by AHP Health Partners, Inc., our direct wholly owned subsidiary; (ii) closing of and borrowings under the terms of a seven-year senior secured term loan “B” facility of up to $825.0 million and five-year senior secured asset-based revolving credit facilities of up to $225.0 million in the aggregate; (iii) repayment of our then existing indebtedness; and (iv) payment of all related fees and expenses in connection with such transactions.

•	“REIT” refers to a real estate investment trust.

•	“selling stockholder” refers to our controlling stockholder, EGI, who is offering shares of common stock in this offering, as identified in “Principal and Selling Stockholders.”

•	“Successor” refers to Ardent Health Partners, LLC.

•	“UTHSCT” refers to the University of Texas Health Science Center at Tyler in Tyler, Texas.

•	“Ventas” refers to Ventas, Inc. (NYSE: VTR), a publicly traded REIT.

•	“Ventas Master Lease” refers to the 20-year master lease agreement that we entered into with Ventas, pursuant to which we lease 10 of our facilities. For information concerning our arrangements with

Ventas pursuant to the Ventas Master Lease, see “Certain Relationships and Related Party Transactions — Ventas Master Lease and the Relative Rights Agreement.”

•	“Ventas Transaction” refers to the transaction, effective August 4, 2015, whereby Ventas purchased a majority of the Predecessor’s real estate assets.

FINANCIAL STATEMENT PRESENTATION

Historical Financial Statements

Prior to August 4, 2015, the Predecessor was the limited liability company that owned the assets and operations now owned by the Successor. Effective August 4, 2015, Ventas purchased a majority of the Predecessor’s real estate assets. In a series of related transactions, the Predecessor’s operations and real estate were separated. Thereafter, Ventas retained ownership of the Predecessor’s real estate while a combination of EGI, Ventas and the Predecessor’s senior management team formed Ardent, which acquired the Predecessor’s operations on August 4, 2015.

This prospectus includes Ardent’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 (Successor) and for the periods from August 4, 2015 to December 31, 2015 (Successor) and from January 1, 2015 to August 3, 2015 (Predecessor) as well as Ardent’s unaudited consolidated interim financial statements for the nine months ended September 30, 2018 and 2017 and as of September 30, 2018. Ardent’s historical financial information presented in this prospectus has been derived from such financial statements.

This prospectus also includes the consolidated financial statements of two recently acquired businesses, LHP and ETMC. On March 13, 2017, we acquired all of the outstanding capital stock of LHP in an all-cash transaction valued at $860.5 million. Together with its joint venture partners, which include not-for-profit and academic medical centers, LHP operates five acute care hospitals. Effective as of March 1, 2018, we completed the acquisition of nine hospitals, 52 clinics and other related ancillary operations of ETMC and entered into a joint venture with UTHSCT. We also entered into an agreement to manage the clinical operations of an additional hospital that was not acquired, the UT Health North Campus in Tyler, Texas. The purchase price for the ETMC Acquisition totaled approximately $371.4 million. In connection with the ETMC Acquisition, we did not purchase certain affiliated ETMC entities, their operations, assets, and certain liabilities that are included in ETMC’s historical financial statements, which are included elsewhere in this prospectus. This prospectus includes LHP’s audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 and audited consolidated financial statements of ETMC as of and for the years ended October 31, 2017, 2016 and 2015 as well as ETMC’s unaudited interim consolidated financial statements for the three months ended January 31, 2018 and 2017 and as of January 31, 2018.

In November 2017, we completed the acquisition of St. Francis Health (“St. Francis”) in Topeka, Kansas for $3.6 million, including acquired working capital, and entered into a related joint venture partnership with the University of Kansas Health System. This prospectus does not include the historical financial statements of St. Francis and the unaudited pro forma financial statements described below under “— Pro Forma Financial Statements” do not give effect to the acquisition of St. Francis, both of which would have been required under Rule 3-05 of Regulation S-X to be included in this prospectus if we had not obtained relief from the Securities and Exchange Commission (the “SEC”) to omit such financial statements due to their immateriality to our business and financial condition.

Pro Forma Financial Statements

This prospectus also includes Ardent’s unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018 and for the year ended December 31, 2017. Ardent’s unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 gives effect to (i) the ETMC Acquisition as if it had been consummated on January 1, 2018 and combines ETMC’s historical results adjusted to exclude ETMC operations that we did not acquire (“ETMC’s Historical Adjusted Results”) for the two months ended December 31, 2017 with our historical results for the nine months ended September 30, 2018 to illustrate what the continuing effects of the ETMC Acquisition would have been through September 30, 2018, (ii) the Refinancing Transactions as if they had been consummated on January 1, 2018 and (iii) the consummation of the Corporate Conversion and this offering, including the use of the net proceeds from our common stock offered hereby, as if they had been consummated on January 1, 2018.

v

Ardent’s unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 gives effect to (i) the LHP Acquisition as if it had been consummated on January 1, 2017, (ii) the ETMC Acquisition as if it had been consummated on January 1, 2017 and combines ETMC’s historical results adjusted to exclude ETMC’s Historical Adjusted Results for ETMC’s fiscal year ended October 31, 2017 with our historical results for the year ended December 31, 2017, (iii) the Refinancing Transactions as if they had been consummated on January 1, 2017 and (iv) the consummation of the Corporate Conversion and this offering, including the use of the net proceeds from our common stock offered hereby, as if they had been consummated on January 1, 2017.

References to financial results as being “pro forma” refer to pro forma financial results for Ardent, prepared using the acquisition method of accounting for business combinations under the guidance of Accounting Standards Codification Topic 805, Business Combinations. For further information regarding the unaudited pro forma financial information, including the related adjustments, limitations and qualifications, see “Unaudited Pro Forma Condensed Combined Statements of Operations” and the notes related thereto.

Corporate Conversion

Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Ardent Health Partners, LLC, together with its consolidated subsidiaries, and do not give effect to the Corporate Conversion. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements. Shares of common stock of Ardent Health Partners, Inc. are being offered by this prospectus.

Certain numerical figures set out in this prospectus, including financial data presented in millions or in thousands, have been subject to rounding adjustments and, as a result, the totals of the data in this prospectus may vary slightly from the actual arithmetic totals of such information.

NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus that have not been prepared in a manner that complies with U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA and Adjusted EBITDAR. We define these terms as follows:

•

“Adjusted EBITDA” is defined as net income (loss) plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization expense (or EBITDA), as adjusted to deduct net income attributable to joint venture partners’ noncontrolling interests, and excludes the effects of discontinued operations, other gains (losses), loss on debt extinguishment, transaction-related costs, development expenses and exit costs, expenses incurred in connection with the implementation of Epic, our new integrated health information technology system, electronic health record (“EHR”) incentive income (expense), costs related to the transition to the ICD-10 coding management system, and non-cash unit based compensation expense.

•

“Adjusted EBITDAR” is defined as Adjusted EBITDA further adjusted to add back rent expense payable to REIT, which consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the HackensackUMC Mountainside facility.

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP financial measures used by management and external users of our financial statements, such as investors, analysts, lenders, rating agencies and other interested parties to evaluate companies in our industry. Adjusted EBITDA is a financial measure that is not defined under GAAP and is presented in this prospectus because our management considers it an important analytical indicator that is commonly used within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity. Further, our management believes that Adjusted EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance.

Adjusted EBITDAR is a commonly used financial valuation measure by our management, research analysts, investors and other interested parties to evaluate and compare the enterprise value of different companies in our industry. We operate 31 acute care hospitals, 11 of which we lease back from two REITs, Ventas and Medical Properties Trust, Inc., pursuant to long-term lease agreements. Our management views these two long-term lease agreements as more like financing arrangements than true operating leases, with the rent payable to such REITs being similar to interest expense. As a result, our capital structure is different than many of our competitors, especially those whose real estate portfolio is predominately owned and not leased. Excluding the rent payable to such REITs allows investors to compare our enterprise value to those of other healthcare companies without regard to differences in capital structures, leasing arrangements and geographic markets, which can vary significantly among companies. Our management also uses Adjusted EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. Finally, financial covenants in certain of our lease agreements, including the Ventas Master Lease, use Adjusted EBITDAR as a measure of compliance.

Because not all companies use identical calculations, our presentation of non-GAAP measures may not be comparable to other similarly titled measures of other companies.

While we believe these are useful supplemental financial measures for investors and other users of our financial information, you should not consider non-GAAP measures in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDAR have inherent material limitations as performance and valuation measures, respectively, because they add back certain expenses to net income, resulting in those expenses not being taken into account in the applicable financial measure. We have borrowed money, so interest expense is a necessary element of our costs. Because we have material capital and intangible assets, depreciation and amortization expense are necessary elements of our costs. Likewise, the payment of taxes and rent (in the case of Adjusted EBITDAR) are necessary elements of our operations. Because Adjusted EBITDA and Adjusted EBITDAR exclude these and other items, they have material limitations as measures of our performance and valuation, respectively.

Please see “Prospectus Summary — Summary Historical Financial and Operating Data” for a discussion of each of these non-GAAP measures, including detailed calculations to reconcile amounts to the most directly comparable measure calculated and presented in accordance with GAAP.

ADDITIONAL FINANCIAL MEASURES AND OPERATING DATA

In pursuing our business and financial objectives, we pay close attention to a number of performance measures and operational factors. Our revenues depend upon inpatient occupancy levels, the ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges and negotiated payment rates for such services. Our expenses depend upon the levels of salaries and benefits paid to our employees, the cost of supplies and the costs of other operating expenses. To monitor these variables, we utilize a variety of other financial measures and operating data, including those described below, which we refer to herein and define as follows:

•

“Hospitals operated (at period end).” This metric represents the total number of hospitals operated by us at the end of the applicable period, irrespective of whether the hospital operated is (i) owned by us, (ii) leased by us pursuant to the Ventas Master Lease or (iii) operated through a controlling interest in a joint venture or through a management contract.

•	“Licensed beds (at period end).” This metric represents the total number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use, excluding the licensed beds at UT Health North Campus Tyler, the managed hospital that we did not acquire in the ETMC Acquisition.

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“Average licensed beds.” This metric represents the total licensed beds at period end divided by the number of days in the period multiplied by the number of days in the period the licensed beds were in existence.

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“Utilization of licensed beds.” This metric is a general measure of the utilization of our inpatient facilities. We compute utilization of licensed beds by multiplying admissions by the number of days patients admitted for inpatient treatment stay in our hospitals during the applicable period, then dividing that number by the number of days in such period, and then dividing that number by average licensed beds.

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“Employed physicians (at period end).” This metric represents the total number of physicians employed by us at our operated hospitals, measured at the end of the applicable period, including the physicians at UKHS St. Francis Campus in Topeka, Kansas whom are employed by UKHS but managed by us and excluding the physicians employed by UT Health North Campus Tyler, the managed hospital that we did not acquire in the ETMC Acquisition.

•	“Admissions.” This metric represents the total number of patients admitted for inpatient treatment during the applicable period.

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“Adjusted admissions.” This metric is a general measure of combined inpatient and outpatient volume. We compute adjusted admissions by multiplying admissions by gross patient service revenues and then dividing that number by gross inpatient revenues.

•	“Surgeries.” This metric represents the total number of surgeries performed during the applicable period.

•	“ER visits.” This metric represents the total number of patients provided with emergency room treatment during the applicable period.

•	“Net patient service revenue per adjusted admission.” This metric represents net patient service revenue divided by adjusted admissions for the applicable period.

These metrics are presented throughout this prospectus on both a consolidated and same-facility basis. Same-facility metrics exclude the operations of hospitals and their related facilities that were acquired, divested or removed from service during the current and prior applicable period. Our management believes that same-facility information is useful in evaluating organic growth and performance of our legacy facilities on a period-to-period basis.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the markets and industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified any of the data from third-party sources. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the matters discussed in the sections entitled “Risk Factors” beginning on page 22, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 70, and the financial statements and notes thereto and other financial information included in this prospectus before making an investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Ardent,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Conversion discussed herein, to Ardent Health Partners, LLC and its consolidated subsidiaries, and after the Corporate Conversion, to Ardent Health Partners, Inc., the issuer of the shares of common stock being offered hereby, together with its consolidated subsidiaries.

Our Company

We are a leading provider of comprehensive, cost-effective quality healthcare and related services in nine growing urban markets across Texas, New Mexico, Oklahoma, New Jersey, Idaho, Florida and Kansas. As of September 30, 2018, we operated 31 acute care hospitals, including one managed hospital, two rehabilitation hospitals and two surgical hospitals, with a total of 4,718 licensed beds, and provided physician and other ancillary healthcare services through a network of more than 1,000 employed providers. We believe that the majority of our health systems rank first or second (based on admissions or discharges) within their respective markets and are located in urban markets with an average population exceeding 400,000 and favorable demographic trends, including growth in both total population and high-acuity patient demographics that exceed the national average. Our health systems also have significant scale within their respective markets, with an average of more than 500 beds per market, and offer a comprehensive suite of inpatient and outpatient medical services, including internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology, urology and emergency services.

A key competitive strength and component of our growth strategy has been our well established and differentiated joint venture model. In seven of our nine markets, we have strategically partnered with large not-for-profit medical systems, leading universities, academic medical centers and foundations. These strategic partners bring comprehensive health systems that can include expanded access points, brand recognition and scale to increase market share and reach for our service offerings. We offer an attractive model to these local joint venture partners because of our operational expertise, commitment to strong local management and community ties, quality patient care and an expanded services offering. In our markets, we work closely with our local communities, establish strong physician leadership groups and local community-based hospital boards, develop close employee relationships and, in a number of our markets, partner with physician groups and other providers of ancillary healthcare services. We believe that this strategy not only makes us a leader in a majority of our markets, but also contributes to our ability to improve the quality of care for our patients, increase operational efficiencies and drive earnings growth in our existing and newly acquired markets.

Since the founding of our business in 2001, we have demonstrated an ability to consistently innovate and sustain growth during varied economic and regulatory climates. Under the leadership of an experienced management team, whose industry tenure averages over 25 years, we have established an extensive track record of providing quality care, profitably growing our business, integrating strategic acquisitions and efficiently and strategically allocating capital. Our strategy of expanding into new markets through strategic acquisitions and successfully integrating and significantly enhancing operations, market scale and financial performance of our acquired facilities has been part of the foundation of our long-term success. A hallmark of our acquisition strategy is our flexibility in the approach we use to enter new markets. In certain situations, such as our acquisition of BSA Health System in Amarillo, Texas, we will acquire a comprehensive health system that can include multiple sites of care and brings with it immediate market share and reach. In other situations, such as our acquisition of St. Francis Health in Topeka, Kansas, we will acquire a single facility in partnership with a health system with an expanded presence allowing us to benefit from the partner’s scale and relevance in that market. We have entered all of our markets through strategic acquisitions including Lovelace Health System in 2003, Hillcrest HealthCare System in 2004, BSA Health System in 2013 and the acquisitions referred to below.

In July 2015, EGI acquired majority ownership of Ardent Health Services. Since EGI’s acquisition we have continued to execute our strategy to be the most comprehensive, cost-effective provider of quality medical services in our defined markets by continuing to advance our operational and financial performance. We have continued to make significant investments in our existing facilities and systems and have also continued to pursue key acquisitions and joint venture partnerships with large not-for-profit medical systems, leading universities, academic medical centers and foundations.

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In March 2017, we completed the acquisition of LHP, which owned and operated five hospitals and had partnerships with four significant not-for-profit systems and foundations in New Jersey, Texas, Florida and Idaho. The acquisition of LHP provided us immediate scale in growing markets and diversified our footprint into four new markets and three additional states. As a result of our acquisition of LHP, we currently own approximately 76% of a joint venture with Portneuf Health Trust (Portneuf Medical Center), 80% and 65% of joint ventures with Hackensack Meridian Health System (with respect to HackensackUMC Mountainside and HackensackUMC Pascack Valley facilities, respectively), 80% of a joint venture with Sacred Heart Health System / Ascension Health (Bay Medical Center Sacred Heart) and 80% of a joint venture with Seton Healthcare System / Ascension Health (Harker Heights).

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Effective May 2017, we entered into a long-term lease agreement with the Mayes County Hospital Authority to assume operations and associated assets of AllianceHealth Pryor, a 52-bed hospital from Community Health Systems in Pryor, Oklahoma, for $0.9 million. Hillcrest subsequently renamed the hospital Hillcrest Hospital Pryor (“Pryor”). Pryor’s results of operations have been included in our historical financial statements since May 1, 2017.

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In November 2017, we completed the acquisition of St. Francis in Topeka, Kansas and entered into a joint venture partnership with the University of Kansas Health System in connection with this acquisition. The system, which includes a 378-bed hospital and 12 clinic locations, has been renamed the University of Kansas Health System St. Francis Campus (the “UKHS St. Francis Campus”). We own 75% of the joint venture and manage the operations of the health system.

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Effective March 1, 2018, we completed the acquisition of nine hospitals, 52 clinics and other related ancillary operations of ETMC throughout Eastern Texas and entered into a joint venture agreement with UTHSCT, an affiliate of the University of Texas System, which also has locations in Houston, San Antonio, Galveston and Dallas. We also entered into an agreement to manage the clinical operations of an additional hospital that was not acquired, the UT Health North Campus in Tyler, Texas (“UT Health North Campus Tyler”). The new 10-hospital regional health system was named UT Health East Texas (“UT Health East Texas”). We own 70% of the joint venture and manage the operations of the health system.

The chart below highlights our geographic footprint as of September 30, 2018. References herein to our “markets” refer to the nine geographic areas indicated below where our acute care hospitals are located:

		Number of
Health System	Location (City, State)	Operated Hospitals		Operated and System Hospitals		Employed Physicians	Licensed Beds	Ardent JV Ownership (1)		Market Share (2)	Market Population (3)
Portneuf Medical Center	Pocatello, ID	1		1		43	205	76%		77.4%	137,000
UKHS St. Francis Campus	Topeka, KS	1		4		39	378	75%		26.5%	177,000
Hackensack Meridian Health Mountainside Medical Center (4)	Montclair, NJ	2		14		75	476	80%		20.7%	458,000
Hackensack Meridian Health at Pascack Valley Medical Center (4)	Westwood, NJ	—		—		—	—	65%		15.3%	229,000
Lovelace Health System	Albuquerque, NM	5		13	(5)	82	613	51	% (6)	26.5%	917,000
Hillcrest HealthCare System	Tulsa, OK	8		8		211	1,180	—		29.5%	883,000
UT Health East Texas	Tyler, TX	10	(7)	15		151	974	70%		37.7%	639,000
Seton Medical Center Harker Heights	Killeen, TX	1		12		17	83	80%		18.5%	178,000
BSA Health System	Amarillo, TX	2		2		68	486	—		53.7%	337,000
Bay Medical Center Sacred Heart (8)	Panama City, FL	1		6		27	323	80%		46.2%	167,000

Total		31		75		713	4,718

(1)	Excludes joint ventures with local, practicing physicians at Physicians Surgical Hospitals (BSA Health System) and Tulsa Spine & Specialty Hospital (Hillcrest HealthCare System).
(2)

Market share statistics are based on most recent available state data and compiled by the following sources: Intelliclient: Healthcare Data Analytics, Centers for Medicare & Medicaid Services, Stratasan, Truven Health Analytics, the New Mexico Hospital Association and the Tulsa Hospital Council.

(3)	Market population statistics are compiled by Gale, a Cengage Company, based on census data and reflect the estimated population for 2018.
(4)	Figures are presented on a combined basis for both Hackensack Meridian Health Mountainside Medical Center and Hackensack Meridian Health at Pascack Valley Medical Center.
(5)	Includes eight facilities from the University of New Mexico Health System.
(6)	Represents joint venture interest in Lovelace UNM Rehabilitation Hospital.
(7)	Includes UT Health North Campus Tyler Facility, which is managed by Ardent.
(8)

On October 10, 2018, the Bay Medical Center Sacred Heart hospital incurred substantial roof, structural and water damage as a result of Hurricane Michael and is currently operating on a limited basis as an emergency room and outpatient care site. On November 27, 2018, we entered into a letter of intent with our existing joint venture partner Ascension Sacred Heart Health System (“Ascension”) to sell our interest in Bay Medical Center Sacred Heart, including physician clinic operations in Panama City and Bay County, Florida, to Ascension. However, there can be no assurances that a sale transaction will be completed, or of the timing of any such transaction. Accordingly, the financial and other information and statistics in the prospectus reflect our current ownership and operation of Bay Medical Center Sacred Heart. See “—Recent Developments” for additional information.

For the nine months ended September 30, 2018, we generated total net revenue of $3.1 billion, net loss of $38.9 million, Adjusted EBITDAR of $307.2 million and Adjusted EBITDA of $214.0 million. For the year ended December 31, 2017, we generated total net revenue of $3.0 billion, net income of $774,000, Adjusted EBITDAR of $365.1 million and Adjusted EBITDA of $246.4 million. For additional information on our presentation of Adjusted EBITDA and Adjusted EBITDAR and their reconciliation to net income (loss) under GAAP, see “Non-GAAP Financial Measures” and “— Summary Historical Financial and Operating Data.”

Recent Developments

On October 10, 2018, Bay Medical Center Sacred Heart, our hospital in Panama City, Florida, was impacted by Hurricane Michael and incurred substantial roof, structural and water damage as a result of the event. Bay Medical Center Sacred Heart is a 323-bed hospital that is 80% owned by us through a joint venture. Bay Medical Center Sacred Heart is currently operating on a limited basis as an emergency room and outpatient care site. For the nine months ended September 30, 2018, Bay Medical Center Sacred Heart comprised approximately 6.2% of our total net revenue, 17.7% of our total net loss and 3.0% of our Adjusted EBITDAR and of September 30, 2018, comprised approximately 7.9% of our total assets. As a result of the hurricane, we estimate that the hospital will incur operating losses in the range of $65 million to $75 million before insurance proceeds during the fourth quarter of 2018. We maintain property and business interruption insurance coverage on Bay Medical Center Sacred Heart up to $50 million and our deductible is approximately $20 million. We also have a pollution policy up to $25 million dollars that may cover costs related to primary damage of contaminated water or mold. However, the determination of the pollution policy is complex and has not been finalized. We are working with the insurance carrier to determine the full extent of damages and recoveries. On November 27, 2018, we entered into a letter of intent with Ascension to sell our interest in Bay Medical Center Sacred Heart, including physician clinic operations in Panama City and Bay County, Florida, to Ascension for nominal consideration. We anticipate the transaction closing in the first quarter of 2019. However, terms regarding the sale transaction have not been finalized and we and Ascension are still in the process of negotiating a definitive purchase agreement with respect to the sale transaction. There can be no assurances that a sale transaction will be completed with Ascension, or at all, or of the timing of any such transaction. Accordingly, the financial and other information and statistics in the prospectus reflect our current ownership and operation of Bay Medical Center Sacred Heart. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Hurricane Michael and Bay Medical Center Sacred Heart.”

Our Industry

We believe the healthcare sector is one of the largest and fastest-growing sectors of the U.S. economy. According to the Centers for Medicare & Medicaid Services (“CMS”), national healthcare spending increased from 8.9% of U.S. gross domestic product (“GDP”), or $255 billion, in 1980 to an estimated 18.0% of GDP, or $3.5 trillion, in 2017. CMS projects national healthcare spending will grow by an average of 5.6% annually from 2018 through 2026, accounting for approximately 19.7% of U.S. GDP in 2026.

The hospital services sector represents the single largest category of personal healthcare spending in the United States. In 2017, total hospital care expenditures are estimated to have increased by a projected 4.6% over 2016, amounting to over $1.1 trillion. CMS estimates that the hospital services category will amount to nearly $1.2 trillion in 2018 and projects growth in this category at an average of 5.5% annually from 2018 through 2026.

The hospital services sector is highly fragmented, and we believe there is an opportunity for continued consolidation. According to data from the 2016 American Hospital Association (“AHA”) Annual Survey, published in 2018, there are approximately 5,500 inpatient hospitals in the United States. The U.S. hospital services sector is broadly defined to include acute care, rehabilitation and psychiatric facilities that are either public (government owned and operated), not-for-profit (private, religious or secular) or for-profit (privately held or publicly traded) institutions. By number, excluding federal, long-term care, and certain specialty hospitals, nongovernment not-for-profit hospitals comprise 51% of the market, followed by for-profit hospitals representing approximately 19% and state and local government hospitals representing 17%, according to the AHA.

We believe healthcare providers will benefit from several industry trends, some of which include:

•	Growth in Healthcare Spending. The U.S. population is aging and facing a growing prevalence of chronic diseases, which is expected to materially increase healthcare expenditures in the coming years.

The number of adults in the United States aged 65 or older is expected to increase from 49.2 million in 2016 to 73.1 million by 2030. CMS has projected that hospital services spending will grow by an average of 5.6% annually from 2018 through 2026.

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Transition to Value-Based Payment Models. In response to rising healthcare spending in the United States, commercial, government and other payers are shifting away from fee-for-service payment models towards value-based models, including risk-based payment models that tie financial incentives to quality, efficiency and coordination of care. We believe that patient-centered and disease state medical home reimbursement models, in which a primary care or specialty physician serves as a care coordinator, will also grow in prominence. We believe that providers offering a full suite of services in the clinically integrated continuum of care, ranging from inpatient acute care to outpatient and other ancillary services, can better deliver targeted patient care in appropriate settings, and as a result will be better positioned as both government and commercial payers transition toward value-based models.

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Shift to Outpatient Services. There is a trend favoring outpatient over inpatient care due to: (i) reform efforts to contain healthcare expenditure growth; (ii) migration of lower acuity procedures to lower cost settings; (iii) technological advancements reducing the need for inpatient recovery; and (iv) increased demand for care and facilities that are more affordable and accessible. This has resulted in a growing number of stand-alone outpatient healthcare facilities and urgent care facilities and the expansion of other ancillary services in order to better serve patients across the continuum of care. We believe providers that are market leaders in both inpatient and outpatient care will be better positioned to benefit as this trend continues.

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Local Market Strategies Approach to Services. To better compete in today’s healthcare marketplace, hospital operators continue to focus on developing and executing local market-based approaches to patient care and services. Healthcare administration continues to remain a community focused service, with patients generally seeking care close to their homes. To best serve local patient populations, a hospital operator needs to continuously provide a comprehensive service that meets the needs of its local market, across a variety of access points. We believe healthcare providers with scalable platforms that provide the right care, in the right place, at the right time will be best positioned to capitalize on these trends.

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Consolidation. We believe significant consolidation opportunities exist across all types of hospitals, including for-profit, not-for-profit and government sponsored hospitals. Several industry dynamics favor consolidation in the hospital sector, including: (i) smaller hospital systems are facing increased costs and complexity that challenge their ability to maintain quality care standards on a stand-alone basis; (ii) smaller hospital systems are struggling to recruit medical providers given the high competition for physicians and nurses; and (iii) larger hospital systems, REITs and investment firms are looking to smaller hospitals for growth through consolidation. In addition, industry dynamics could create further opportunities for hospitals, health systems, academic medical centers, universities and other providers to explore other forms of network partnerships that would provide them with operational expertise and expansion capital.

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Favorable Near-Term Rate Increases. In July 2018, CMS released the Outpatient Prospective Payment System and Ambulatory Surgical Center Payment System proposed rule for calendar year 2019, which, if finalized, would increase outpatient hospital payment rates by 1.25% and increase ambulatory surgical center payment rates by 2.0%. In August 2018, CMS released the Inpatient Prospective Payment System final rule for federal fiscal year 2019, increasing Medicare operating payment rates by 1.85% for hospitals that participate in the Hospital Inpatient Quality Reporting Program and are meaningful EHR users. In 2018, CMS rate increases accounted for a weighted average rate increase of 2.1% for Ardent, and we anticipate that CMS rate increases will account for a weighted average rate increase of 2.9% for Ardent in 2019.

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Continued Shift to Integrated Information Technology Systems. The hospital services sector is becoming increasingly dependent on integrated information technology systems, such as EHR technology, that are used throughout hospital facilities and physician networks. Integrated information technology systems collect and analyze clinical and financial data and allow providers to communicate with patients, other providers, payers, vendors and other third parties. The continued investment in these integrated information technology systems is expected to improve real-time access to patient records and relevant clinical data to healthcare providers, allowing providers to maximize clinical and financial efficiency.

Our Competitive Strengths

We believe our key competitive strengths include:

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Comprehensive Healthcare Provider with Leading Market Positions in Growing Markets. As of September 30, 2018, we operated 31 acute care hospitals, including one managed hospital, two rehabilitation hospitals and two surgical hospitals, with a total of 4,718 licensed beds across seven states. We believe that the majority of our health systems rank first or second (based on admissions or discharges) within their respective markets and are located in markets with an average population exceeding 400,000 and favorable demographic trends, including growth in both total population and high-acuity patient demographics that exceed the national average. Nearly all of the communities that we serve are in growing urban locations providing stable employment and generally higher acuity patients. Our health systems also have significant scale within their respective markets, with an average of more than 500 beds per market, and offer a comprehensive suite of inpatient and outpatient medical services, including internal medicine, general surgery, cardiology, oncology, orthopedic, women’s services, neurology, urology and emergency services. In addition, we have built expansive networks of patient access points, healthcare specialists and hospitals that provide a comprehensive continuum of inpatient and outpatient medical services. Through our recent acquisitions of the UKHS St. Francis Campus and UT Health East Texas, we have diversified our asset base by entering new geographic markets.

Note: The map above highlights our geographic footprint (blue) and that of our joint venture partners’ networks (green).

(1)	UT Health North Campus Tyler facility is managed by us.
(2)	Located in Hackensack University Medical Center.
(3)	Located in Jersey Shore University Medical Center.

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Differentiated Joint Venture Model. We are committed to establishing and operating joint ventures with large not-for-profit medical systems, leading universities, academic medical centers and foundations. While each of our joint ventures is designed to capitalize on the unique localized opportunities presented to us in each market into which we enter, each is structured to (i) give us a majority ownership interest (typically between 60% and 80%) with a shared governance structure, subject to minority partner consent for certain material matters and decisions, (ii) enable us to receive a management fee in exchange for managing the day-to-day operations of the joint venture, thereby leveraging our expertise to enhance and expand operations for the joint venture, and (iii) permit the quarterly distribution of excess cash beyond required capital needs, which provides us with a consistent source of cash flow from operations. Our joint venture model provides us the ability to use the joint venture partners’ payer network, regional presence and brand, expertise and managed care contracting capabilities. We believe our joint venture model is attractive to joint venture partners because of our operational expertise, strong local management teams, commitment to quality patient care and the expanded footprint for the joint venture partner. This joint venture strategy also provides an avenue for accretive growth by creating opportunities to acquire hospitals that would be more competitive if part of a larger network. We believe that this strategy not only makes us a leader in a majority of our markets, but also contributes to our ability to improve the quality of care for our patients, increase operational efficiencies and drive earnings growth in our existing and newly acquired markets. Our existing joint venture partners include Portneuf Health Trust (Portneuf Medical Center), Hackensack

Ardent Health Services UNM Health System University of New Mexico Hospital Sandoval Regional Medical Center Lovelace UNM Rehabilitation Hospital UNM Children’s Hospital UNM Carrie Tingley Outpatient Services UNM Comprehensive Cancer Center UNM Clinical Neurosciences Center UNM Psychiatric Center UNM Children’s Psychiatric Center Portneuf Medical Center he University of Kansas Health System St. Francis Campus Ardent Health Services Portneuf Health Trust The University of Kansas Health System The University of Kansas Hospital Rehabilitation Hospital of Overland Park Hays Medical Center UKH5 St. Francis Campus Hackensack Meridian Health System Bayshore Medical Center Mountainside Medical Center Pascack Valley Medical Center Ocean Medical Center Southern Ocean Medical Center Palisades Medical Center Hackensack University Medical Center BSA Health System BSA Hospital Physicians Surgical Hospitals Lovelace Health System Lovelace Medical Center Lovelace UNM Rehabilitation Hospital Lovelace Women’s Hospital Lovelace Westside Hospital Lovelace Regional Hospital Roswell UT Health East Texas UT Health Tyler UT Health Pittsburg UT Health Athens UT Health Quitman UT Health Carthage UT Health Rehab UT Health Jacksonville UT Health Henderson UT Health Specialty UT Health North Campus Tylert’) Seton Healthcare Family System (Ascension) Dell Children’s Medical Center of Central Texas Seton Edgar B. Davis Hospital Seton Highland Lakes Hospital Seton Medical Center Austin Seton Medical Center Hays Seton Medical Center Williamson Seton Northwest Hospital Seton Shoal Creek Hospital Seton Smithville Regional Hospital Seton Southwest Hospital University Medical Center Brackenridge Seton Medical Center Harker Heights Jersey Shore University Medical Center Riverview Medical Center Raritan Bay Medical Center JFK Medical Center John Theurer Cancer Center (2) Joseph M. Sanzari Children’s Hospital (2) K. Hovnanian Children’s Hospital (3) Hackensack Meridian Health HMH Mountainside Medical Center HMH Pascack Valley Medical Center Hillcrest Healthcare System Hillcrest Medical Center Hillcrest Hospital South Hillcrest Hospital Cushing Hillcrest Hospital Claremore Hillcrest Hospital Henryetta Bailey Medical Center Tulsa Spine & Specialty Hospital Hillcrest Hospital Pryor Sacred Heart Health System (Ascension) Bay Medical Center Sacred Heart Sacred Heart Hospital on the Emerald Coast Sacred Heart Hospital on the Gulf Coast Sacred Heart Hospital Pensacola St. Vincent’s Medical Center Riverside St. Vincent’s Medical Center Southside Ardent Facilities Affiliated Network Hospital Systems The University of Texas System UT Health Science Center at Houston UT Health Science Center at San Antonio UT Health East Texas UT MD Anderson Cancer Center UT Medical Branch at Galveston UT Southwestern Medical Center Bay Medical Center Sacred Heart Seton Medical Center Harker Heights

Meridian Health System (HackensackUMC Mountainside and HackensackUMC Pascack Valley), Sacred Heart Health System / Ascension Health (Bay Medical Center Sacred Heart), Seton Healthcare System / Ascension Health (Harker Heights), UNM Health System (Lovelace UNM Rehabilitation Hospital), University of Kansas Health System (the UKHS St. Francis Campus) and UTHSCT (UT Health East Texas). We are the day-to-day operator of these joint ventures which provides us with the ability to make operating improvements and centrally manage operations. Our joint venture partnerships provide multiple benefits, including:

•	an ability to utilize our joint venture partners’ goodwill and name recognition in the community;

•	well-known networks and efficient, leading community hospital settings that attract physicians to our health systems;

•	enhanced clinician satisfaction, retention and staffing capabilities;

•	an enhanced ability for the partnered facilities to be reimbursed fairly due to established networks, regional presence and managed care contracting infrastructure and expertise;

•	improved group purchasing organization terms due to scale;

•	operating efficiencies from improved management and collection of patient service revenues;

•	an effective voice in the local and state regulatory process through not-for-profit leadership; and

•	improved quality of care at partnered hospitals and availability of quality referral hospital options for critical cases due to clinical integration.

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Commitment to the Delivery of Quality Patient Care. We believe providing quality patient care is critical to attracting and retaining patients, physicians, medical staff and employees. In addition, providing quality patient care is increasingly vital to achieving financial success as governmental, commercial and other payers shift from fee-for-service payment models to value-based reimbursement models based on quality, efficiency and coordination of care. We believe several factors contribute to providing quality patient care, including instilling leadership and accountability at all levels of our organization, aligning ourselves with quality physicians and medical staff and providing a quality clinical environment for our patients, physicians and employees. Furthermore, we continually strive to improve physician and employee satisfaction, which we believe is critical to delivering quality patient care. We have developed and implemented programs to support and monitor quality of care and patient safety that include:

•	use of standardized data and benchmarks to monitor hospital performance and quality improvement efforts;

•	implementation of recommended policies and procedures based on nationally recognized medical and scientific metrics and evidence-based tools for improving patient, physician and employee satisfaction;

•	leveraging of technology and sharing of evidence-based clinical best practices;

•	use of training programs for hospital management and clinical staff regarding regulatory and reporting requirements; and

•	implementation of specific leadership methods and error-prevention tools to create safer care environments for patients and staff.

As a result of these efforts, we have made significant progress in clinical quality and patient safety. We have achieved a 53% year-over-year reduction in CMS designated Patient Safety Indicator events, or PSIs, in the first half of 2018. In addition, we have reduced certain CMS Designated Hospital-Acquired Infections by

29% over the same period. Our efforts to deliver quality patient care resulted in 92.3% of our hospitals receiving a three star rating or above according to CMS’ Overall Hospital Quality Star Rating report as of December 2017.

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Strategic Capital Investments Resulting in Well-Capitalized Facilities. We maintain a disciplined approach to capital expenditures, strategically investing in our existing facilities in order to expand our range of services and increase patient volumes. Our facilities have been well-capitalized through strategic investments and represent a significant and tangible asset base. Within the past six years, we have constructed new facilities or completed significant renovation projects at our existing facilities in a majority of our geographic markets. As of September 30, 2018, we have invested over $450 million into the Hillcrest HealthCare System since its acquisition, over $370 million into the Lovelace Health System since its acquisition (excluding the Lovelace Health Plan, which was subsequently divested) and over $100 million into the BSA Health System over the last five years. In addition, three of our hospitals were constructed or significantly renovated within the last six years, including Seton Medical Center Harker Heights, Portneuf Medical Center and HackensackUMC — Pascack Valley. Our demonstrated commitment to facility modernization, advancement, enhancement and investment has provided us a foundation from which we believe we can increase volumes in our health systems through the expansion and addition of urgent care facilities, physician clinics and freestanding emergency departments. In addition, we believe that our continued commitment to invest in our communities and facilities will further strengthen our quality of care and our ability to recruit and retain leading physicians and healthcare professionals and support and help improve our patient volumes.

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Commitment to an Integrated Information System Platform. As of September 30, 2018, we have invested approximately $160 million since 2016 to implement integrated information systems across 15 of our 31 facilities through our arrangement with Epic Systems Corporation (“Epic”). Our facilities and providers in the Lovelace Health System, BSA Health System and Hillcrest HealthCare System were converted to the Epic platform in August 2017, December 2017 and March 2018, respectively, including patient accounting, billing and clinical data systems. We expect the remainder of our facilities will be transitioned to our Epic platform by the end of 2020. These conversions position us to continue to achieve a significant level of standardization across our organization and provide us with a unique core competency in converting hospitals and health systems onto the Epic platform. We believe Epic and our other information systems, which are scalable both in terms of adding new hospitals and adding new functionalities, allow us to enhance our facilities, realize operational efficiencies and strengthen physician and employee recruitment. According to Epic, over 60% of residents and medical students are educated and trained on the Epic platform. The investment in Epic and other information systems further enhances our ability to provide quality and comprehensive patient care in a cost-efficient manner and we believe better positions us to participate in advanced risk based payment models. As of August 2018, 20 of the 20 Best Hospitals and 19 of the 20 Best Medical Schools (Primary Care), according to U.S. News & World Report’s 2019 rankings, utilize the Epic platform.

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Strong Track Record of Growth and Financial Performance. We have consistently improved the performance of our existing and acquired operations, including a demonstrated track record of operational improvement to drive margin expansion and EBITDA growth at our facilities. We have achieved positive same-facility admissions growth during 16 of the last 18 quarters. Our disciplined approach to growth and focus on cash generation has led to improved financial and operating performance resulting in strong revenue, Adjusted EBITDAR and Adjusted EBITDA growth. We have grown total net revenue from $2.0 billion in 2015 to $3.0 billion for the year ended December 31, 2017 and increased Adjusted EBITDAR from $237.4 million to $365.1 million and Adjusted EBITDA from $208.2 million to $246.4 million over the same period. This growth was driven by improving the operational performance of our existing portfolio as well as diversifying through strategic acquisitions of hospitals with leading market positions within growing markets.

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Experienced and Aligned Management Team Supported by Strong Equity Sponsorship. Our management team averages over 25 years of healthcare industry experience, with significant experience in managing, acquiring and integrating hospitals. Our management team has consistently demonstrated an ability to improve the operating performance and competitive position of our hospitals. Additionally, our management team owns a significant equity interest in the Company, further aligning their interests in future growth. We will also continue to benefit from the sponsorship and equity ownership of EGI and Ventas.

Our Growth Strategy

The key elements of our growth strategy include:

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Expand Services We Provide within Existing Growing Urban Markets. We believe our presence in growing urban markets provides us the ability to generate long-term growth through the continued expansion of our service offerings. Each year, we conduct in-depth strategic reviews of the major service lines offered at each of our facilities and assess market demand for additional services to enhance our ability to be the most comprehensive healthcare provider of quality medical care within our defined markets. We utilize our local market knowledge, taking into account input and guidance from our local physician and community leaders, in order to prioritize the healthcare services our communities are seeking. Focus areas include specialty service line expansion, outpatient services and access points and investment in technology and equipment. Through these investments we increase the quality and scope of the services we provide and maintain our strong reputation as a healthcare provider of choice, resulting in greater market penetration and scale and increased revenue and profitability of our facilities. As an example, we have invested and continue to invest in outpatient care facilities, urgent care facilities and other ancillary services in the communities we serve to provide comprehensive services across the continuum of care, leading to growth in our volumes and market share. Through our primary care base and access to a full network of services within our markets, we believe we are well positioned to capitalize on the trends favoring outpatient services and value-based care. For the year ended December 31, 2017, approximately 48% of our net patient service revenue was derived from outpatient services.

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Pursue Strategic Acquisition and Joint Venture Opportunities. We continually evaluate and selectively pursue acquisitions of hospitals and other healthcare facilities in both new and existing markets. Our growth strategy is supported by our differentiated joint venture model which has allowed us to develop partnerships with many large not-for-profit medical systems, leading universities, academic medical centers and foundations in key markets throughout the United States. We target joint venture partners that exhibit strong brand and scale and that are seeking for-profit operating partners to provide operational expertise and capital to enhance and advance facilities and operations. When evaluating acquisitions, we employ a rigorous and disciplined approach and focus on a range of criteria to evaluate suitability and fit within our portfolio. We seek to make acquisitions that are, or have the potential to become, market leading regional health systems in urban markets with favorable demographic trends. We often acquire underperforming or undermanaged facilities where we can implement our best practices and seek to realize significant operating efficiencies from improved management and collection of patient service revenues, greater purchasing power due to our scale, facility-level productivity improvements, access to a quality information technology system at a better cost, managed care contracting expertise and an in-network payer strategy. We believe that our partnerships help us achieve these improvements by providing our portfolio of 31 hospitals the scale, strength and support of a 75-hospital network which helps increase returns on invested capital, broaden our payer network and enhance our reputation by building our brand awareness in the communities we serve. Moreover, our acquisition strategy in new markets is able to be flexible in its approach. In certain markets, we have been able to acquire a comprehensive health system that can include multiple sites of care and brings with it immediate market share and reach. In other markets, we are able to jointly make an acquisition with a strategic partner having an expanded presence, which allows us to benefit from the partner’s scale and relevance in that market. In addition, our management team has extensive experience identifying, acquiring, integrating and expanding hospitals, having acquired and successfully integrated 23 hospitals over the past seven years.

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Improve Operating Margins of Recent Acquisitions. We believe that we are well positioned to realize continued growth and improvements to our operating margins as a result of our ability to improve operating performance at our recently acquired facilities through realizing identified cost synergies associated with our recent acquisitions. Through our operational expertise and growing scale, we are able to bring efficiencies to our acquired health systems, including through reductions in administrative costs, efficiencies realized from greater purchasing power and improved management and collection of patient service revenue. We also expect to achieve benefits as a result of recently renegotiated professional services and supply chain contracts and rate increases from Medicare and managed care contracts. We have realized approximately $22.4 million from these operating synergies from the ETMC Acquisition since March 2018 through September 30, 2018. We expect to realize additional synergies from the ETMC Acquisition of approximately $33.1 million by the end of 2019. We expect additional savings through greater operational efficiencies, additional volumes and revenue growth through service line expansions; however, we cannot provide assurance that we will realize these synergies by the end of 2019 or at all. We also have been successful at creating value at acquired facilities by investing capital to expand services, enhance operations and generate additional cost savings. As we exhibited by the end of the second or third full fiscal year after completing acquisitions of the BSA Health System (Amarillo, Texas), the Roswell Regional Hospital (Roswell, New Mexico) and the SouthCrest Hospital and Claremore Regional Hospital (Tulsa, Oklahoma), Adjusted EBITDA contribution approximately doubled relative to the 12 months prior to acquisition.

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Improve Operating Efficiencies through Enhanced Scale. We seek to use our scale to provide a competitive advantage through our ability to serve patients that other providers cannot serve profitably. We believe the scale of our operations in each of our respective markets enables us to realize the benefits of economies of scale, purchasing power, increased operating efficiencies, including the optimization of staffing and utilization levels, and increased return on information technology and other capital investments. These efficiencies allow us to strengthen our financial performance while improving the services we provide to our patients, physicians and health system partners, as well as provide us with greater flexibility to adapt to regulatory and market changes. We believe these operating efficiencies are one of the many characteristics that make us an acquisition partner of choice and enable us to be successful in our acquisition strategy. Through our scale and ability to achieve these operating efficiencies, we expect to be able to realize meaningful cost savings at newly acquired and existing facilities and drive increased operating margins.

Our Proven Model

We have a proven track record of investing in growth in new and existing markets through our joint venture model, as well as expanding our access points and service lines and enhancing and advancing our health systems through operational improvements and focused capital investments. Below we provide four case studies.

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Joint Venture Strategy: Hackensack Meridian Health. In July 2012, we acquired Mountainside Hospital in Montclair, New Jersey through a joint venture with Hackensack Meridian. In June 2013, we expanded our relationship with Hackensack Meridian when we jointly re-opened the Pascack Valley hospital in Westwood, New Jersey. Hackensack Meridian is New Jersey’s largest and most comprehensive health network with expansive reach covering two-thirds of the state. The network has approximately 6,500 physicians in the network with over 440 patient care locations. Mountainside and Pascack Valley are operated by Ardent management teams who bring our operational expertise, focus on quality medical care, and access to our information technology systems. We benefit from Hackensack Meridian Health’s market scale, brand name, accountable care organizations and population health activities and expanded access points in a capital efficient manner.

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Access Point & Service Line Expansion: Portneuf Health. In September 2017, we acquired the assets of Southeast Gastroenterology, PLLC, a physician group and freestanding gastrointestinal ambulatory surgical center. This addition of the gastrointestinal center was a significant enhancement to our clinical service lines as it expanded our gastrointestinal procedure capabilities at both the hospital and outpatient gastrointestinal center. This expanded service line also allowed us to recruit a new physician who provided endoscopic ultrasound services, a new service line that previously was not provided in Pocatello. The addition of the gastrointestinal center added over four thousand annual outpatient procedures approximately tripling gastrointestinal procedure volumes in the first year under our ownership. The expanded gastrointestinal continuum of care provided Portneuf with new services, preserved a vital service line for the community and health system, enhanced a low cost gastrointestinal solution and more thoroughly integrated inpatient and outpatient clinical services throughout our system.

•

Health System Operational Improvement: UT Health East Texas. In March 2018, we successfully formed a joint venture with UTHSCT and acquired substantially all of the assets and operations of ETMC. The joint venture, UT Health East Texas, includes 10 hospitals, more than 70 clinics, 13 outpatient rehab clinics, home health services that cover 30 counties and over 200 area providers. As part of the acquisition we have been able to identify and achieve significant synergy opportunities through operational improvements. For example, we have realized approximately $22.4 million in operating synergies from the ETMC Acquisition since March 1, 2018 through September 30, 2018, and we expect to realize additional synergies of approximately $33.1 million by the end of 2019 as a result of renegotiated professional services and supply chain contracts and rate increases from Medicare and managed care contracts. We expect additional savings through greater operational efficiencies, additional volumes and revenue growth through service line expansions; however, we cannot provide any assurance that we will realize these synergies by the end of 2019 or at all. Additionally, through our UT Health East Texas joint venture, we have gained a strategic partner in the University of Texas System with significant scale and capabilities throughout Texas, including additional hospitals and cancer center in Dallas, Houston, San Antonio (includes UT Health Science Center at San Antonio and MD Anderson Cancer Center) and Galveston. We believe this strategic partnership positions us well for future acquisitions and other growth opportunities, such as graduate medical education expansion through residency programs with the University of Texas System.

•

Health System Advancement: Hillcrest HealthCare System. In May 2004, we acquired Hillcrest HealthCare System (“Hillcrest”) in Tulsa, Oklahoma. At the time of the acquisition, Hillcrest included three primary locations including Hillcrest Medical Center, Tulsa Regional Medical Center and Hillcrest Specialty Hospital, and a network of regional hospitals throughout eastern Oklahoma. After first rationalizing the scope of the regional network, we built a de novo hospital in Owasso, Oklahoma and then further bolstered the scale and market reach of Hillcrest through the subsequent acquisitions of SouthCrest Hospital, Claremore Regional Hospital, Tulsa Spine and Specialty Hospital and AllianceHealth Pryor. Since our initial acquisition of Hillcrest, we have invested more than $440 million with a focus on expanding and advancing the health system. Today, Hillcrest is the region’s second-largest healthcare provider with more than 6,100 employees (including over 300 providers) across eight hospitals, two physician group practices and over 100 clinics throughout Tulsa and its surrounding communities servicing a population of over one million. As a strategic partner we have provided Hillcrest with operational guidance and financial resources that have enabled it to grow and strengthen its reputation within Tulsa and its surrounding communities.

Summary Risks Associated with Our Business

An investment in our common stock involves numerous risks described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our common stock. Key risks include, but are not limited to, the following:

•	changes in government healthcare programs, including Medicare and Medicaid and supplemental payment programs;

•

reduction in the reimbursement rates paid by commercial payers, our inability to retain and negotiate favorable contracts with private third-party payers, or an increasing volume of uninsured or underinsured patients;

•

the highly competitive nature of the healthcare industry and continued industry trends toward value-based purchasing, consolidation among third-party payers and care coordination among healthcare providers;

•

inability to recruit and retain quality physicians and increased labor costs resulting from increased competition for staffing or a continued or increased shortage of experienced nurses, as well as the loss of key personnel, including key members of our management team;

•

changes to physician utilization practices and treatment methodologies and third-party payer controls designed to reduce inpatient services or surgical procedures that impact demand for medical services;

•	our failure to comply with complex laws and regulations applicable to the healthcare industry or to adjust our operations in response to changing laws and regulations;

•

the impact of known and unknown claims, including government investigations and litigation brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities;

•	the impact of any cybersecurity incidents or security breaches and our failure to comply with laws governing the transmission, security and privacy of health information;

•

inability to successfully complete acquisitions or strategic joint ventures or inability to realize all of the anticipated benefits, including anticipated synergies, of past acquisitions or failure to maintain existing relationships with joint venture partners or enter into relationships with additional healthcare system partners;

•	inability to or delay in building, acquiring, renovating or expanding our healthcare facilities;

•

decreased demand for our services due to factors beyond our control, such as seasonal fluctuations in the severity of critical illnesses, pandemic, epidemic or widespread health crisis, as well as general economic and business conditions, both nationally and in the regions in which we operate;

•	the impact of seasonal or severe weather conditions;

•	inability to demonstrate meaningful use of certified EHR technology;

•

effects of health reform initiatives, including efforts to repeal, replace or otherwise make additional significant changes to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”);

•	failure to obtain drugs and medical supplies at favorable prices or sufficient volumes;

•	risks related to the Ventas Master Lease and its restrictions and limitations on our business;

•

the impact of our significant indebtedness, including our ability to comply with certain debt covenants and other significant operating and financial restrictions imposed on us by the agreements governing our indebtedness, and the effects that variable interest rates and general economic factors could have on our operations, including our potential inability to service our indebtedness;

•	conflicts of interest between our controlling stockholder and other holders of our common stock;

•	our status as a controlled company; and

•	the other factors discussed under “Risk Factors” beginning on page 22.

Corporate Conversion

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Ardent Health Partners, LLC and its subsidiaries and do not give effect to the Corporate Conversion. We do not expect that the Corporate Conversion will have a material effect on our consolidated financial statements. Shares of the common stock of Ardent Health Partners, Inc. are being offered by this prospectus.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure — the entity that is offering common stock in this offering — is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the Corporation Conversion, see “Corporate Conversion.” References in this prospectus to our capitalization and other matters pertaining to our equity prior to the Corporate Conversion relate to the capitalization and equity of Ardent Health Partners, LLC, and after the Corporate Conversion, to Ardent Health Partners, Inc.

Our Sponsor

EGI is an affiliated entity of Equity Group Investments. Equity Group Investments is the private investment firm founded by Sam Zell nearly 50 years ago. Based in Chicago, Equity Group Investments invests opportunistically across industries and geographies and throughout the capital structure. Current portfolio investments are in waste and infrastructure, energy, transportation and logistics, manufacturing, communications, healthcare, agribusiness, insurance and real estate, among others. Equity Group Investments provides flexible capital and employs an engaged ownership approach to maximize the potential of its investments.

EGI is our controlling stockholder. Upon the consummation of this offering, EGI will beneficially own              shares of common stock (assuming no exercise of the underwriters’ option to purchase up to an additional              shares of common stock). Following the completion of this offering, we will be a “controlled company” under the rules of the NYSE because more than 50% of the voting power of our common stock will be held by EGI. See “Management — Controlled Company.”

Our Organizational Structure

We currently operate as Ardent Health Partners, LLC, a Delaware limited liability company. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation and change its name to Ardent Health Partners, Inc. As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. The following chart summarizes our organizational structure and equity ownership following the Corporate Conversion and the consummation of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds”. This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities. See “— The Offering” and “Description of Capital Stock” for more information regarding our common stock offered hereby.

Corporate Information

Ardent Health Partners, LLC was formed in Delaware in 2015. Ardent Health Partners, LLC was formerly known as EGI-AM Holdings, L.L.C. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. See “— Corporate Conversion” and “Corporate Conversion,” elsewhere in this prospectus. Our principal executive offices are located at One Burton Hills Blvd, Suite 250, Nashville, Tennessee 37215, and our telephone number is (615) 296-3000. Our Internet website address is www.ardenthealth.com, and the information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

The Offering

Common Stock Offered By Us	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase an additional shares of common stock from us).

Common Stock Offered by the Selling Stockholder	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase an additional shares of common stock).

Underwriters’ Option to Purchase Additional Shares	We and the selling stockholder have granted the underwriters a 30-day option to purchase up to additional shares of common stock (consisting of shares from us and shares from the selling stockholder) at the initial public offering price less the underwriting discount.

Offering Price	$ per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus.

Common Stock to be Outstanding After This Offering (1)	shares of common stock ( shares of common stock if the underwriters exercise in full their option to purchase an additional shares of common stock).

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase an additional shares of common stock from us, we estimate the net proceeds to us will be approximately $ million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We intend to use the net proceeds from this offering to repay $ million of certain outstanding indebtedness and the remainder for general corporate purposes, which may include acquisitions of healthcare facilities or related businesses. For additional information, see “Use of Proceeds”.

Listing	We intend to apply to list our shares of common stock on the NYSE under the symbol “ARDT.”

Dividend Policy

We currently intend to retain all of our earnings for the foreseeable future to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our board of directors deems relevant. In addition, our existing indebtedness restricts our ability to pay dividends. For additional information, see “Dividend Policy.”

Controlled Company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. We intend to rely upon the “controlled company” exception relating to the Board and committee independence requirements under the listing rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our Board consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. See “Management — Controlled Company.”

Risk Factors	Investing in our common stock involves a high degree of risk. Please refer to the information contained under the caption “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before making a decision to invest in our common stock.

(1)

The number of shares of common stock outstanding after this offering is based on              shares of common stock outstanding as of                     , 2018, after giving effect to the Corporate Conversion described under the section titled “Corporate Conversion,” and excludes              shares of common stock reserved for future issuance under our             equity incentive plan, which will become effective on the date of this prospectus.

The number of shares of our common stock to be outstanding after this offering excludes:

•	shares of common stock that will be available for future issuance under our equity incentive plan, which will become effective on the date of this prospectus.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	the completion of the Corporate Conversion;

•	an initial public offering price of $ per share of common stock, which is the mid-point of the price range set forth on the cover of this prospectus; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us and up to an additional shares of common stock from the selling stockholder.

Summary Historical Financial and Operating Data

The following table sets forth Ardent Health Partners, LLC’s summary financial and operating data as of the dates and for the periods indicated. The financial and operating data as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and for the period from August 4, 2015 to December 31, 2015 (Successor) have been derived from Ardent Health Partners, LLC’s consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The financial data for the period from January 1, 2015 to August 3, 2015 have been derived from the audited consolidated financial statements of the Predecessor (AHS Medical Holdings, LLC) included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The unaudited consolidated interim financial statements contained herein were prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information.

The financial and operating data as of September 30, 2018 and 2017 and for each of the nine months ended September 30, 2018 and 2017 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and were not audited.

The following summary financial and operating data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. The following summary does not give effect to the Corporate Conversion.

	Successor		Successor			Predecessor
(dollars in thousands except for operating statistics and per share data)	Nine Months Ended September 30,		Year Ended December 31,		August 4, 2015 to December 31,	January 1, 2015 to August 3,
	2018 (1)	2017 (2)	2017 (3)	2016	2015 (4)	2015
Statement of Operations
Total net revenue	$3,069,076	$2,152,305	$3,002,076	$2,105,216	$849,585	$1,179,787
Salaries and benefits	1,466,656	1,004,751	1,386,877	981,232	387,015	538,294
Professional fees	426,992	281,245	407,987	259,993	103,322	141,049
Supplies	584,654	416,541	584,177	417,711	174,498	246,594
Rents and leases	58,229	45,751	63,697	42,311	18,194	25,587
Rents and leases, related party	85,701	82,607	110,869	98,444	29,134	—
Other operating expenses	250,772	166,594	218,715	149,259	59,332	90,443
Interest expense, net	46,195	13,252	18,266	26,946	18,637	45,356
Interest expense, related party, net	38,577	35,847	52,470	—	—	—
Depreciation and amortization	109,891	76,848	109,529	71,511	39,680	50,197
Transaction-related costs	—	—	—	23,716	17,120	15,845
Loss on debt extinguishment and debt refinancing costs	47,697 (1)	—	—	—	—	22,960
EHR incentive income	—	—	(1,549)	(3,229)	(3,674)	(3,428)
Other non-operating losses (gains)	(156)	(824)	395	(7,051)	—	(31,584)

Total operating expenses	3,115,208	2,122,612	2,951,433	2,060,843	843,258	1,141,313
Income (loss) before income taxes	(46,132)	29,693	50,643	44,373	6,327	38,474
Income tax expense (benefit)	(7,191)	3,217	49,869	8,021	1,058	62,870

Net income (loss)	(38,941)	26,476	774	36,352	5,269	(24,396)
Net income attributable to noncontrolling interests	31,599	25,955	36,422	21,751	8,358	18,879

Net income (loss) attributable to Ardent Health Partners, LLC	(70,540)	521	(35,648)	14,601	(3,089)	(43,275)
Accrued preferred dividends	—	—	—	—	—	6,123

Net income (loss) attributable to common members	$(70,540)	$521	$(35,648)	$14,601	$(3,089)	$(49,398)

Cash Flow Data
Net cash provided by operating activities	$63,292	$97,170	$119,469	$85,775	$68,603	$51,245

	Successor		Successor			Predecessor
(dollars in thousands except for operating statistics and per share data)	Nine Months Ended September 30,		Year Ended December 31,		August 4, 2015 to December 31,	January 1, 2015 to August 3,
	2018 (1)	2017 (2)	2017 (3)	2016	2015 (4)	2015
Net cash provided by (used in) investing activities	(420,395)	(934,919)	(966,928)	(64,831)	(555,467)	1,328,292
Net cash provided by (used in) financing activities	346,135	821,404	826,808	(25,889)	490,859	(1,458,653)

Balance Sheet Data (At Period End)
Cash and cash equivalents	$60,992	$76,266	$71,960	$92,611	$97,556
Total assets	2,810,870	2,256,846	2,374,521	1,085,362	1,491,186
Total debt	1,277,612	947,396	952,690	240,373	245,261
Total liabilities	2,018,117	1,564,337	1,614,245	689,356	1,113,641
Redeemable noncontrolling interests	10,897	—	8,564	—	76,739
Ardent Health Partners, LLC members’ equity	409,345	412,262	377,722	266,537	249,474
Total members’ equity	781,856	692,509	751,712	396,003	377,545

Other Financial Data (unaudited) (5)
Adjusted EBITDA	$214,048	$164,742	$246,436	$153,564	$75,357	$132,883
Adjusted EBITDAR	$307,181	$252,745	$365,136	$252,008	$104,491	$132,883

Pro Forma Per Share Data (unaudited) (6)
Net income (loss) per share
Basic	$—		$—
Diluted	$—		$—
Weighted average shares outstanding
Basic	$—		$—
Diluted	$—		$—

Operating Statistics (unaudited)
Consolidated
Total net revenue	$3,069,076	$2,152,305	$3,002,076	$2,105,216	$849,585	$1,179,787
Hospitals operated (at period end)	31	20	21	14	14	14
Licensed beds (at period end)	4,718	3,357	3,735	2,224	2,224	2,224
Average licensed beds	4,508	3,054	3,194	2,224	2,224	2,224
Utilization of licensed beds	46.5%	48.8%	48.2%	48.5%	48.5%	48.5%
Employed physicians (at period end)	713	474	499	326	317	317
Admissions	125,050	90,809	125,252	86,248	35,168	49,514
Adjusted admissions	253,644	180,770	249,239	174,586	70,189	97,149
Surgeries	90,010	70,055	97,494	74,576	31,100	43,601
ER visits	505,681	342,629	476,461	296,401	119,708	170,848
Net patient service revenue per adjusted admission	$11,870	$11,740	$11,883	$11,875	$11,923	$11,827

Same-Facility
Total net revenue	$1,654,297	$1,617,371	$2,168,338	$2,105,216	$849,585	$1,179,787
Number of same hospitals operated during the entire respective period presented	14	14	14	14	14	14
Licensed beds (at period end)	2,231	2,228	2,228	2,224	2,224	2,224
Average licensed beds	2,231	2,228	2,228	2,224	2,224	2,224
Utilization of licensed beds	50.5%	49.5%	49.5%	48.5%	48.5%	48.5%
Employed physicians (at period end)	523	355	345	326	317	317
Admissions	67,028	66,672	88,758	86,248	35,168	49,514
Adjusted admissions	131,502	133,307	176,802	174,586	70,189	97,149
Surgeries	53,724	54,414	73,264	74,576	31,100	43,601
ER visits	218,477	223,265	295,670	296,401	119,708	170,848
Net patient service revenue per adjusted admission	$12,372	$11,934	$12,069	$11,875	$11,923	$11,827

(1)

Includes UT Health East Texas’s results since March 1, 2018 acquisition date. In connection with the consummation of the Refinancing Transactions on June 28, 2018, we incurred a loss on debt extinguishment totaling $47.7 million.

(2)	Includes LHP’s results since the March 13, 2017 acquisition date and Pryor’s results since the May 1, 2017 acquisition date.
(3)	Includes LHP’s results since the March 13, 2017 acquisition date, Pryor’s results since the May 1, 2017 acquisition date and St. Francis’s results since the November 1, 2017 acquisition date.
(4)	The financial results for the Successor periods include the impacts of applying purchase accounting in the Recapitalization Transaction.
(5)

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP financial measures used by management and external users of our financial statements, such as investors, analysts, lenders, rating agencies and other interested parties to evaluate companies in our industry. Adjusted EBITDA is a financial measure that is not defined under GAAP and is presented in this prospectus because our management considers it an important analytical indicator that is commonly used within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity. Further, our management believes that Adjusted EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Adjusted EBITDA is defined as net income (loss) plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization expense (or EBITDA), as adjusted to deduct net income attributable to joint venture partners’ noncontrolling interests, and excludes the effects of discontinued operations, other gains (losses), loss on debt extinguishment, transaction-related costs, development expenses and exit costs, Epic implementation expenses, EHR incentive income (expense), ICD-10 coding management system transition costs and non-cash unit based compensation expense.

Adjusted EBITDAR is a commonly used financial valuation measure by management, research analysts, investors and other interested parties to evaluate and compare the enterprise value of different companies in our industry. We operate 31 acute care hospitals, 11 of which we lease back from two REITs, Ventas and Medical Properties Trust, Inc., pursuant to long-term lease agreements. Our management views these two long-term lease agreements as more like financing arrangements than true operating leases, with the rent payable to such REITs being similar to interest expense. As a result, our capital structure is different than many of our competitors, especially those whose real estate portfolio is predominately owned and not leased. Excluding rent payable to such REITs allows investors to compare our enterprise value to those of other healthcare companies without regard to differences in capital structures, leasing arrangements and geographic markets, which can vary significantly among companies. Our management also uses Adjusted EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. Finally, financial covenants in certain of our lease agreements, including the Ventas Master Lease, use Adjusted EBITDAR as a measure of compliance. Adjusted EBITDAR is defined as Adjusted EBITDA further adjusted to add back rent expense payable to REIT, which consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the HackensackUMC Mountainside facility.

We understand that although Adjusted EBITDA and Adjusted EBITDAR are frequently used by securities analysts, investors and others in their evaluation of companies’ operating performance and valuation, respectively, they have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and neither Adjusted EBITDA nor Adjusted EBITDAR reflects any cash requirements for such replacements or improvements;

•	they do not reflect any income tax payments we may be required to make;

•	in the case of Adjusted EBITDAR, it does not include rent expenses, which are necessary to operate our leased facilities;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they are not adjusted for the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	they do not reflect a deduction of net income (loss) attributable to non-controlling interests; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, neither Adjusted EBITDA nor Adjusted EBITDAR should be considered as a measure of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We compensate for these limitations by using Adjusted EBITDA and Adjusted EBITDAR along with other comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance and valuation, respectively. These GAAP measurements include net income, net income from continuing operations, cash flows from operations and other cash flow data. We have significant uses of cash flows from operations, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in Adjusted EBITDA or Adjusted EBITDAR. Neither Adjusted EBITDA nor Adjusted EBITDAR should be considered in isolation or as an alternative to net income, cash flows generated by operating, investing, or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of our financial performance, liquidity or valuation. You should therefore not place undue reliance on Adjusted EBITDA or Adjusted EBITDAR. Our GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss), determined in accordance with GAAP:

	Successor		Successor			Predecessor
	Nine Months Ended September 30,		Year Ended December 31,		August 4, 2015 to December 31,	January 1, 2015 to August 3,
(dollars in thousands)	2018	2017	2017	2016	2015	2015
Net income (loss)	$(38,941)	$26,476	$774	$36,352	$5,269	$(24,396)
Adjusted EBITDA Addbacks:
Income tax expense (benefit)	(7,191)	3,217	49,869	8,021	1,058	62,870
Interest expense, net (including related party interest expense)	84,772	49,099	70,736	26,946	18,637	45,356
Depreciation and amortization	109,891	76,848	109,529	71,511	39,680	50,197
Noncontrolling interest earnings related to JV partners	(35,525)	(25,925)	(38,354)	(20,941)	(8,574)	(10,110)
Other non-operating losses (gains) (a)	(156)	(824)	395	(7,051)	—	(31,584)
Loss on debt extinguishment	47,697	—	—	—	—	22,960
Transaction-related costs (b)	—	—	—	23,716	17,120	15,845
Development expense and exit costs (c)	12,851	17,525	19,885	8,125	1,336	823
Epic expenses (d)	37,406	17,621	32,244	5,668	1,586	1,065
EHR incentive expense (income)	41	(1,284)	(1,549)	(3,229)	(3,674)	(3,428)
ICD-10 costs (e)	—	16	16	1,981	1,877	1,816
Non-cash unit based compensation expense	3,203	1,973	2,891	2,465	1,042	1,469

Adjusted EBITDA	$214,048	$164,742	$246,436	$153,564	$75,357	$132,883

(a)

Other non-operating losses (gains) represents gains or losses realized on certain asset divestitures, including a $29.1 million gain during the period from January 1, 2015 to August 3, 2015 (Predecessor) from the sale of real estate to Ventas on August 4, 2015 in the Ventas Transaction.

(b)

Transaction-related costs includes third party professional fees and expenses, salaries, benefits and one-time employee success bonuses incurred in connection with the Ventas Transaction and the Recapitalization Transactions.

(c)

Development expenses and exit costs represents third-party professional fees and expenses, salaries, benefits and other internal expenses incurred in connection with potential and completed acquisitions, severance costs related to work force reductions and termination penalties and costs incurred for terminating pre-existing contracts at acquired facilities and other non-operating gains and losses.

(d)

Epic expenses consists of various costs incurred in connection with the implementation of Epic, our new health information technology system. These costs relate primarily to professional fees, salaries and benefits and other expenses related to one-time training and onboarding support costs. They do not include the ongoing costs of the Epic system.

(e)	ICD-10 costs represent costs related to the transition to the ICD-10 coding management system, which required the use of new diagnosis coding for all inpatient medical reporting requirements by CMS.

The following table presents a reconciliation of Adjusted EBITDAR to Adjusted EBITDA:

	Successor		Successor			Predecessor
	Nine Months Ended September 30,		Year Ended December 31,		August 4, 2015 to December 31,	January 1, 2015 to August 3,
(dollars in thousands)	2018	2017	2017	2016	2015	2015
Adjusted EBITDA	$214,048	$164,742	$246,436	$153,564	$75,357	$132,883
Adjusted EBITDAR Addbacks:
Rent expense payable to REIT (f)	93,133	88,003	118,700	98,444	29,134	—

Adjusted EBITDAR	$307,181	$252,745	$365,136	$252,008	$104,491	$132,883

(f)

Rent expense payable to REIT consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the lease of the HackensackUMC Mountainside facility.

(6)

Unaudited pro forma basic and diluted net loss per share of common stock and unaudited pro forma basic and diluted weighted average shares of common stock outstanding give effect to the conversion of our Class A, Class B, Class C-1 and Class C-2 units into shares of common stock as part of the Corporate Conversion and the sale of shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares of common stock. See note 6 to our unaudited pro forma condensed combined statements of operations included elsewhere in this prospectus for additional information regarding the method used to calculate unaudited pro forma basic and diluted net loss per share of common stock and the number of shares used in the computation of the per share amounts.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business. If any of those risks actually occurs, our business, cash flows, financial condition and results of operations would suffer. Consequently, the trading price of our common stock could decline and you could lose all or a portion of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Industry

Changes in government healthcare programs, including Medicare and Medicaid, could have an adverse effect on our business.

A significant portion of our patient volume and our revenues are tied to government healthcare programs. For the year ended December 31, 2017, approximately 36.2% of our net patient service revenue was related to the Medicare program, and approximately 10.8% of our net patient service revenue was related to various state Medicaid programs, in each case, excluding Medicare and Medicaid managed care programs. However, federal and state governments have made, and continue to make, significant modifications to the Medicare and Medicaid programs, through statutory and regulatory changes, administrative rulings and other interpretations and determinations. These changes include reductions in reimbursement levels and to supplemental payment programs, such as the Medicaid disproportionate share hospital funding program. Some of these changes may impact the scale and scope of the Medicare and Medicaid programs and could decrease the amount of money we receive for our services or otherwise adversely affect our business and results of operations.

In recent years, legislative and regulatory changes have resulted in limitations and reductions in payments to healthcare providers for certain services under the Medicare program. For example, Congress established automatic spending reductions that took effect in 2013 and have been extended through 2027. Further, from time to time, CMS revises the reimbursement systems used to reimburse healthcare providers, which may result in reduced Medicare payments. For example, under a site neutrality policy, certain items and services provided by off-campus provider-based departments that were formerly paid under the outpatient prospective payment system (“PPS”) are now paid under the Medicare Physician Fee Schedule, subject to certain exceptions. In some cases, private third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payers.

In addition, several states in which we operate face budgetary challenges that have resulted, and likely will continue to result, in reduced Medicaid funding levels to hospitals and other providers. Because most states must operate with balanced budgets and the Medicaid program is often a state’s largest program, some states have adopted or may consider enacting legislation designed to reduce or control their Medicaid expenditures. Further, many states have adopted or are considering legislation intended to change patient eligibility requirements, reduce coverage, enroll Medicaid recipients in managed care programs, and impose provider taxes on hospitals to help finance state Medicaid systems. Many of the states in which we operate have adopted provider fee programs, and some operate demonstration projects under waivers granted by CMS. However, CMS has performed and continues to perform compliance reviews of some states’ programs and, in December 2017, announced that it will phase out funding for Designated State Health Programs under Medicaid waivers granted pursuant to Section 1115 of the Social Security Act. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes by private third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations. Continuing pressure on state budgets and other factors could also result in future reductions to Medicaid payments, payment delays or additional taxes on hospitals.

As healthcare expenditures continue to increase and state governments continue to face budgetary shortfalls, federal and state governments have made, and continue to make, significant changes in the Medicare and Medicaid programs. Some of these changes have decreased, or may decrease, the payments we receive for our services under these programs, and may affect the cost of providing services to our patients, the timing of payments to our facilities and require us to change how our services are provided, which could in turn adversely affect our overall business, financial condition, results of operations or cash flows. Any material adverse effects to our results of operations resulting from future reductions in payments from government programs could be exacerbated if we are not able to manage our operating costs effectively.

If reimbursement rates paid by commercial payers are reduced, if we are unable to retain and negotiate favorable contracts with private third-party payers, if insured individuals move to health plans with greater coverage exclusions or restrictions or narrower networks, or if our volume of uninsured or underinsured patients increases, our revenues may decline.

Private third-party payers, including health maintenance organizations (“HMOs”), preferred provider organizations (“PPOs”) and other managed care plans, typically reimburse healthcare providers at a higher rate than Medicare, Medicaid or other government healthcare programs. As a result, our ability to maintain or increase patient volumes covered by private third-party payers and to maintain and obtain favorable contracts with private third-party payers significantly affects our financial condition and results of operations.

Private third-party payers, including managed care plans, continue to demand discounted fee structures, and the trend toward consolidation among payers tends to increase their bargaining power over fee structures. Reimbursement rates are contractual when facilities are in-network. Payers may utilize plan structures such as narrow networks and tiered networks that limit beneficiary provider choices or impose significantly higher cost sharing obligations when care is obtained from providers in a disfavored tier. Other cost control strategies include restricting coverage through utilization review, reducing coverage of inpatient services and shifting care to outpatient settings, requiring prior authorizations, and implementing alternative payment models. In addition, the ability of commercial payers to control healthcare costs using these measures may be enhanced by the increasing consolidation of insurance and managed care companies and vertical integration of health insurers with healthcare providers. Alignment efforts between third-party payers and healthcare providers may also result in various competitive advantages for third-party payers, such as greater access to performance and pricing data. Cost-reduction strategies by large employer groups and their affiliates may also limit our ability to negotiate favorable terms in our contracts and may otherwise intensify competitive pressure.

Our future success will depend, in part, on our ability to retain and renew our third-party payer contracts and enter into new contracts on terms favorable to us. Our contracts with payers require us to comply with a number of terms related to the provision of services and billing for services. If we are unable to negotiate increased reimbursement rates, maintain existing rates or other favorable contract terms, effectively respond to payer cost controls or comply with the terms of our payer contracts, the payments we receive for our services may be reduced or we may be involved in disputes with payers and experience payment denials, both prospectively and retroactively.

We may be adversely affected by the growth in patient responsibility accounts as a result of increases in the adoption of plan structures, including health savings accounts, narrow networks and tiered networks, that shift greater responsibility for care and payments to providers to individuals through greater exclusions and copayment and deductible amounts. These plans, sometimes referred to as consumer-directed plans, may even exclude our hospitals and employed physicians from coverage. In addition, patient responsibility accounts may grow if we experience increases in the number of uninsured or underinsured patients as a result of the removal of the penalty associated with the Affordable Care Act’s individual mandate effective in 2019, and regulatory changes increasing the availability of health plans offering limited coverage. Our primary collection risks relate to uninsured patients (i.e., self-pay), underinsured patients, and outstanding patient balances for which the primary insurance payer has paid some but not all of the outstanding balance, with the remaining outstanding balance (generally deductibles and co-payments) owed by the patient. Collections are impacted by the economic ability of patients to pay and the effectiveness of our collection efforts. Our ability to collect patient responsibility accounts may also be limited by statutory, regulatory and investigatory initiatives, including private lawsuits directed at hospital charges and collection practices for uninsured and underinsured patients.

Our hospitals, outpatient centers and other healthcare businesses operate in competitive environments, and competition in our markets may adversely affect patient volumes.

The healthcare business is highly competitive, and competition among hospitals and other healthcare providers for patients has intensified in recent years. Generally, other hospitals and outpatient centers in the local communities we serve provide services similar to those we offer. Some competing facilities may be more established or newer than ours, may offer a broader array of services to patients and physicians than ours, and may have larger or more specialized medical staffs to admit and refer patients, among other things. Patients who receive services from other hospitals may subsequently shift their preferences to those hospitals. In addition, some competing hospitals are owned and operated by government agencies or not-for-profit corporations supported by endowments and charitable contributions and may be eligible for certain tax benefits. Consolidations of not-for-profit hospital entities may intensify this competitive pressure.

There is also increasing consolidation in the third-party payer industry, including vertical integration efforts among third-party payers and healthcare providers. Healthcare industry participants are increasingly implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups and participating in accountable care organizations (“ACOs”) or other clinical integration models. Other industry participants, such as large employer groups and their affiliates, may intensify competitive pressure and affect the industry in ways that are difficult to predict.

Trends toward clinical transparency and value-based purchasing may impact our competitive position and patient volumes. The CMS Hospital Compare website makes available to the public certain data that hospitals submit in connection with Medicare reimbursement claims, including hospital performance data on quality measures and patient satisfaction. Every hospital must provide and update annually a public listing via the internet of the hospital’s standard charges for items and services. If any of our hospitals achieve poor results (or results that are lower than our competitors) on quality measures or patient satisfaction surveys, or if our standard charges are higher than our competitors, we may attract fewer patients.

Industry trends towards value-based purchasing and care coordination among healthcare providers may present our Company with operational, financial and competitive challenges.

There is a trend in the healthcare industry among government, commercial and other payers towards value-based purchasing of healthcare services. Generally, value-based purchasing initiatives tie payment to the quality and efficiency of care. For example, Medicare requires hospitals to report certain quality data to receive full reimbursement updates and does not reimburse for care related to certain preventable adverse events (called “never events”) or care related to hospital acquired conditions (“HACs”). Hospitals in the bottom quartile of HAC rates each year receive a 1% reduction in inpatient PPS Medicare payments. Further, the use of federal Medicaid funds to reimburse providers for treatment of HACs is prohibited. CMS has implemented a Hospital Value-Based Purchasing Program for inpatient hospital services that reduces inpatient hospital payments for all discharges by 2% each federal fiscal year. CMS pools the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by CMS. Hospitals that meet or exceed the quality performance standards will receive greater reimbursement under the Hospital Value-Based Purchasing Program than they would have otherwise. Many large commercial payers require reporting of quality data and restrict reimbursement for certain preventable adverse events.

In recent years, HHS has focused on tying Medicare payments to quality or value through alternative payment models, such as ACOs and bundled payment arrangements. An ACO is a care coordination model intended to produce savings as a result of improved quality and operational efficiency. In bundled payment models, providers receive one payment for services provided to patients for certain medical conditions or episodes of care, accepting accountability for costs and quality of care. Providers may receive supplemental Medicare payments or owe repayments to CMS depending on whether spending exceeds or falls below a specified spending target and whether certain quality standards are met.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We have developed programs to support, monitor, and improve the quality of care and patient safety in part to address these challenges. We also pursue initiatives designed to align incentives with our employed physicians, joint venture partners and other providers through participation in bundled payment programs, ACOs and other clinically integrated models to remain competitive in this environment. While we believe we are adapting our business strategies to compete in a value-based reimbursement environment, we are unable at this time to predict how this trend will affect our results of operations. If we are unable to meet or exceed the quality performance standards under any applicable value-based purchasing program, perform at a level below the outcomes demonstrated by our competitors, or otherwise fail to effectively provide or coordinate the efficient delivery of quality healthcare services, our reputation in the industry may be adversely affected, we may receive reduced reimbursement amounts and we may owe repayments to payors, causing our revenues to decline.

Our performance depends on our ability to recruit and retain quality physicians.

The success of our hospitals depends in part on the number, specialties and quality of the physicians on the medical staffs of our hospitals, the admitting and utilization practices of those physicians, maintaining good relations with those physicians and controlling costs related to the employment of physicians. Although we employ some physicians, physicians are often not employees of the hospitals at which they practice, and, in many of the markets we serve, most physicians have admitting privileges at other hospitals in addition to our hospitals. Such physicians may terminate their affiliation with our hospitals at any time. We may face increased challenges in this area as the physician population reaches retirement age, especially if there is a shortage of physicians willing and able to provide comparable services. If we are unable to provide adequate support personnel or technologically advanced equipment and hospital facilities that meet the needs of those physicians and their patients, they may be discouraged from referring patients to our facilities, admissions may decrease and our operating performance may decline.

Our financial performance could be adversely affected by competition for staffing, the shortage of experienced nurses, labor union activity and factors related to our employment of physicians.

Our operations are dependent on the efforts, abilities and experience of our management and medical support personnel, such as nurses, pharmacists and lab technicians, as well as our physicians. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals, including nurses and other non-physician healthcare professionals. In some markets, the availability of nurses and other medical support personnel has been a significant operating issue for healthcare providers. We may be required to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel, which could increase our labor costs. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. In addition, the states in which we operate could adopt mandatory nurse-staffing ratios or could reduce mandatory nurse staffing ratios already in place. State-mandated nurse-staffing ratios could significantly affect labor costs and have an adverse impact on revenues if we are required to limit admissions or hire additional personnel in order to meet the required ratios.

Increased or ongoing labor union activity is another factor that could adversely affect our labor costs or otherwise adversely impact us. To the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. When negotiating collective bargaining agreements with unions, whether such agreements are renewals or first contracts, there is the possibility that strikes could occur during the negotiation process, and our continued operation during any strikes could increase our labor costs.

Moreover, we employ a large number of physicians and will continue to hire physicians when we believe that additional physician employment provides a way for our facilities to meet the needs of the communities we service. Employed physicians generally present more direct risks to us than those presented by independent members of our hospitals’ medical staffs, including the incurrence of additional expenses such as salary and benefit costs, medical malpractice expense, and rent expense. These potential liabilities and increased expenses of employing additional physicians could have an adverse effect on our results of operations.

If our labor costs continue to increase, we may not be able to achieve higher payer reimbursement levels or reduce other operating expenses in a manner sufficient to offset these increased labor costs. Because substantially all of our net patient service revenue are based on reimbursement rates fixed or negotiated no less frequently than annually, our ability to pass along periodic increased labor costs is materially constrained. Our failure to recruit and retain qualified management, nurses and other medical support personnel, or to control our labor costs, could have a material adverse effect on our financial condition and results of operations.

We depend on key personnel, and losing one or more of our senior management team or local management personnel could have a material adverse effect on our business.

Our business strongly depends upon the services and management experience of our senior management team and local management personnel. We depend on the ability of these senior management team members and key employees to manage growth successfully and on our ability to attract and retain skilled employees. Moreover, we do not maintain key man life insurance policies on any of our officers, including our senior corporate executives. The loss of certain key members of our senior management could adversely affect our business until suitable replacements can be found.

Changes to physician utilization practices and treatment methodologies and third-party payer controls designed to reduce inpatient services or surgical procedures may reduce our revenues.

Evolving treatment protocols and changes in medical technology may impact physician utilization practices and treatment methodologies. In addition, controls imposed by Medicare, managed Medicare, Medicaid, managed Medicaid and private third-party payers designed to reduce admissions, intensity of services, surgical volumes and lengths of stay, in some instances referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by third-party payers. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by third-party payers preadmission authorization requirements, coverage restrictions, utilization review and by pressure to maximize outpatient and alternative health care delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Additionally, trends in physician treatment protocols and managed care health plan design, such as health plans that shift increased costs and accountability for care to patients, could reduce our surgical volumes and admissions in favor of lower intensity and lower cost treatment methodologies.

We are subject to a number of federal and state laws and regulations, including fraud and abuse laws and health information privacy and security laws, which, if violated, could subject us to substantial penalties.

The healthcare industry is governed by extensive federal, state and local laws and regulations relating to, among other issues, licensure, certification, and enrollment with government programs; the necessity and adequacy of medical care; operating policies and procedures; billing and coding for services and properly handling overpayments; cost reports; maintenance of adequate records; building codes and environmental protection; relationships with physician and other referral sources and referral recipients; corporate practice of medicine; fee-splitting; addition or expansion of facilities and services; debt collection; communications with patients and consumers; and protecting the privacy and providing for the security of health and other personal information. Examples of laws that may affect our operations include, but are not limited to, the Health Insurance Portability and Accountability Act (“HIPAA”), the federal physician self-referral law (the “Stark Law”), the federal Anti-Kickback Statute (the “Anti-Kickback Statute”), the federal civil False Claims Act (the “FCA”), the federal Civil Monetary Penalties Law, the Emergency Medical Treatment and Active Labor Act (“EMTALA”), and similar state laws.

Some of these laws apply to the financial relationships we have with physicians and others who either refer or influence the referral of patients to our hospitals, other health care facilities and employed physicians or who are the recipients of referrals. For example, the Anti-Kickback Statute prohibits the solicitation, receipt, offering, or payment of any remuneration with the intent of generating referrals or orders for services or items covered by a federal healthcare program. The OIG has enacted safe harbor regulations that outline practices deemed protected from prosecution under the Anti-Kickback Statute. While we endeavor to comply with the applicable safe harbors, certain of our current arrangements, including joint ventures and financial relationships with physicians and other referral sources and persons and entities to which we refer patients, may not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the Anti-Kickback Statute but may subject the arrangement to greater scrutiny. However, we cannot offer assurance that practices outside of a safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Anti-Kickback Statute may be brought under the federal Civil Monetary Penalties Law, which requires a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute.

The Stark Law prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have a financial relationship, if the entity provides certain “designated health services,” unless an exception applies. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the Anti-Kickback Statute, failure to meet an exception under the Stark Law results in a violation of the Stark Law, even if such violation is technical in nature.

Additionally, if we violate the Anti-Kickback Statute or Stark Law, or if we improperly bill for our services, we may be found to violate the FCA, either under a suit brought by the government or by a private person under a qui tam, or “whistleblower,” suit.

The laws, rules and regulations governing the healthcare industry are complex and, in certain areas, the industry has little or no regulatory or judicial interpretation for guidance. These laws and regulations, among other things, constrain our business, marketing and other promotional activities by limiting the kinds of financial arrangements and other interactions among our hospitals, joint venture partners, physicians, other healthcare providers, and patients. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws. The potential consequences for violating applicable laws or regulations may include civil sanctions and criminal penalties, including the loss of our operating licenses and our ability to participate in Medicare, Medicaid, and other federal and state healthcare programs, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows. Even a public announcement that we are being investigated for possible violations of law could have a material adverse effect on the value of our common stock and our business reputation could suffer. In the future, evolving interpretations or enforcement of applicable laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. In addition, other legislation or regulations may be adopted that adversely affect our business.

We are subject to liabilities because of claims brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities.

Plaintiffs frequently sue hospitals and other healthcare providers, alleging malpractice, product liability or other legal theories. We are subject to malpractice lawsuits and other legal actions arising out of the operations of our facilities and the activities of our employed or affiliated physicians. Many of these legal actions involve large claims and significant defense costs. Hospital companies also have been subject to class-action claims with respect to their billing practices for uninsured patients or lawsuits alleging inappropriate classification of claims for billing between observation and inpatient status.

We maintain professional malpractice liability insurance and general liability insurance in amounts we believe are sufficient to cover claims arising out of the operations of our facilities. Some of the claims could exceed the coverage in effect, and coverage of particular claims or damages, such as punitive damages, could be denied or not available.

The volatility of professional liability insurance and, sometimes, the lack of availability of such insurance coverage for physicians with privileges at our hospitals increase our risk of vicarious liability where both our hospital and the uninsured or underinsured physician are named as co-defendants. We cannot assure you that we can continue to obtain insurance coverage or that such insurance coverage, if it is available, will be available on acceptable terms. We are subject to self-insured risk and may be required to fund claims out of our operating cash flow, which may have a material adverse effect on our financial condition, results of operations and liquidity.

We may be the subject of government investigations, claims, audits and litigation.

Healthcare companies are subject to various investigations and audits by governmental authorities. Both federal and state government agencies have heightened civil and criminal enforcement efforts in recent years and expanded collaborative program integrity initiatives. These efforts have led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry involving federal civil and criminal false claims laws and civil monetary penalties laws, including the FCA. These laws prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Further, under the FCA, private parties are able to bring qui tam, or “whistleblower,” lawsuits on behalf of the government in connection with alleged false claims for payments submitted to the government or improper retention of overpayments. The private parties are entitled to share in any amounts recovered by the government. When an entity is determined to have violated the federal civil FCA, the government may impose substantial civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs. In addition, a number of states have adopted their own false claims and whistleblower provisions whereby a private party may file a civil lawsuit in state court.

Government agencies and their agents, such as the Medicare Administrative Contractors (“MACs”), as well as the U.S. Department of Health and Human Services Office of Inspector General (the “OIG”), CMS, and state Medicaid programs, conduct audits of our healthcare operations. Private third-party payers may conduct similar post-payment audits. In addition, we perform internal audits and monitoring. Depending on the nature of the conduct uncovered in such audits, and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material, adverse effect on our financial position, results of operations and liquidity.

In addition, CMS contracts with Recovery Audit Contractors (“RACs”) on a contingency fee basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. The Affordable Care Act expanded the RAC program’s scope to include managed Medicare plans and Medicaid claims. RAC denials are appealable; however, there are currently significant delays in the assignment of new

Medicare appeals to Administrative Law Judges, which negatively impacts our ability to appeal RAC payment denials. In addition, CMS engages Medicaid Integrity Contractors to perform post-payment audits of Medicaid claims, and state Medicaid agencies and other contractors have increased their review activities.

Responding to investigations can be time and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreements. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and require us to incur significant costs and could result in a material adverse effect to our reputation and business. If our operations are found to be in violation of any of the laws or regulations described above under the caption, “Risk Factors — We are subject to a number of federal and state laws and regulations, including fraud and abuse laws, and health information privacy and security laws, which, if violated, could subject us to substantial penalties” or any other laws or regulations that apply to us, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations.

Although we endeavor to conduct our business in compliance with all applicable federal and state laws, many of these laws are broadly worded and may be interpreted or applied in ways that cannot be predicted. Therefore, we cannot assure you that our arrangements or business practices will be free from government scrutiny or be found to be in compliance with applicable laws.

Our business could be negatively affected by security threats, catastrophic events and other disruptions affecting our or our joint venture partners’ information technology and related systems, which could adversely affect our relationships with patients and business partners and subject us to legal claims and liabilities, reputational harm and business disruption.

As a provider of healthcare services, information technology is a critical component of the day-to-day operation of our business. We rely on our information technology to process, transmit and store sensitive and confidential data, including protected health information (“PHI”), personally identifiable information, our proprietary and confidential business performance data and other sensitive information belonging to us, our patients or our business partners. We utilize EHRs and other health information technology, along with additional technology systems, in connection with our operations, including for, among other things, billing and supply chain and labor management. Our systems, in turn, interface with and rely on third-party systems (such as the Epic integrated information system we have implemented and are in the process of implementing at some of our existing facilities). Although we monitor and routinely test our security systems and processes and have a diversified data network that provides redundancies as well as other measures designed to protect the security and availability of the data we process, transmit and store, our information technology and infrastructure have been, and will likely continue to be, subject to computer viruses, attacks by hackers, or breaches due to errors or malfeasance by employees or other individuals.

We have experienced breaches of cyber security from time to time, including phishing incidents, and the preventive actions we take to reduce the risk of such incidents and protect our information technology or PHI may not be sufficient in the future. Growing cyber-security threats related to the use of ransom-ware and other malicious software may threaten the access and utilization of critical information technology and data. As cyber-security threats continue to evolve, we may not be able to anticipate certain attack methods in order to implement effective protective measures, and we may be required to expend significant additional resources to continue to modify and strengthen our security measures, investigate and remediate any vulnerabilities in our information systems and infrastructure, or invest in new technology designed to mitigate security risks. Third parties to whom we outsource certain of our functions, or with whom our systems interface (such as Epic and our joint venture partners), are also subject to the risks outlined above and may not have or use appropriate controls to protect confidential information. A breach or attack affecting Epic or one of our joint venture partners, third-party service providers or other business partners could harm our business even if we do not control the service that is attacked. Further, successful cyber-attacks at other healthcare services companies, whether or not we are impacted, could lead to a general loss of confidence in our industry that could negatively affect us, including harming the market perception of the effectiveness of our security measures or of the healthcare industry in general, which could result in reduced use of our services. Though we have insurance against some cyber-risks and attacks, it may not be sufficient to offset the impact of a material loss event. If, in spite of our security and compliance efforts, we or any of our business associates fall victim to cyber-attacks, we may incur substantial costs and suffer other negative consequences, including potential violations of law and legal action against us , remediation costs such as liability for stolen assets or information; repairing system damage that may have been caused; offering incentives to patients or business partners in an effort to maintain business relationships; increased cyber-security protection costs such as organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. Other potential effects include lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract patients following an attack; litigation; and reputational damage adversely affecting patient, business partner or investor confidence.

Furthermore, our and our joint venture partners’ networks and technology systems (including Epic) are subject to disruption due to events such as a major earthquake, fire, hurricane, tornado, telecommunications failure, ransom-ware, terrorist attack or other catastrophic event. Any such breach or system interruption could result in the unauthorized disclosure, misuse or loss of confidential, sensitive or proprietary information, could negatively impact our ability to conduct normal business operations (including the collection of revenues) and could result in potential liability under privacy, security, consumer protection or other applicable laws, regulatory penalties, negative publicity and damage to our reputation, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

We are required to comply with laws governing the transmission, security and privacy of health information.

The HIPAA administrative simplification provisions require the use of uniform electronic data transmission standards for healthcare claims and payment transactions submitted or received electronically. In addition, as required by HIPAA, the U.S. Department of Health and Human Services (“HHS”) has issued privacy and security regulations that extensively regulate the use and disclosure of PHI and require covered entities, including healthcare providers and health plans, and vendors known as “business associates,” to implement administrative, physical and technical safeguards to protect the security of PHI. Covered entities must report breaches of unsecured PHI without unreasonable delay to affected individuals, HHS and, in the case of larger breaches, the media. Occasionally we have experienced or may experience breaches, such as those resulting from email phishing attacks that require us to notify affected patients and the government, and we work with the patients and government to resolve these matters. The privacy, security and breach notification regulations have imposed, and will continue to impose, significant compliance costs on our operations. Further, failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties up to $57,051 per violation, not to exceed $1.71 million per calendar year for non-compliance of an identical provision and, in certain circumstances, criminal penalties with fines up to $250,000 and/or imprisonment. A covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. HHS is required to perform compliance audits, and state attorneys general may enforce the HIPAA privacy and security regulations in response to violations that threaten the privacy of state residents.

There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. These laws vary and may impose additional obligations or penalties. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving individually identifiable information (even if no health-related information is involved). In addition, the FTC uses its consumer protection authority to initiate enforcement actions in response to data breaches. To the extent we fail to comply with one or more federal and/or state privacy and security requirements or if we are found to be responsible for the non-compliance of our vendors, we could be subject to substantial fines or penalties, as well as third-party claims, which could have a material adverse effect on our financial position, results of operations and cash flows.

We may not be able to successfully complete acquisitions or strategic joint ventures on acceptable terms, which may slow our growth rate.

An important part of our business strategy includes growth by executing strategic opportunities such as joint ventures and acquisitions, including the acquisition of healthcare systems, individual hospitals, outpatient clinics, physician groups and other ancillary healthcare businesses. We continually seek additional acquisition candidates and strategic joint venture partners in selected markets, which involves engaging in exploratory discussions with such counterparties. We are unable to predict whether or when we will be able to identify suitable additional acquisition candidates or joint venture partners or the likelihood that a potential acquisition or joint venture will be completed. If we are unable to complete identified acquisitions and joint ventures on acceptable terms, it is unlikely that we will sustain the historical growth rates of our business and our profitability may be adversely affected if we cannot continue to scale our platform through such acquisitions.

We may fail to realize all of the anticipated benefits of our past and any future acquisitions, or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating these acquired businesses into our operations.

We anticipate our prior acquisitions, including the LHP Acquisition and the ETMC Acquisition, and any future acquisitions will result in benefits including, among other things, increased revenues and an enhanced ability to provide quality healthcare services. The acquired businesses may, however, underperform relative to our expectations. Achieving the anticipated benefits, including any anticipated synergies, of these acquisitions will be subject to a number of uncertainties, including general competitive factors in the marketplace. The acquired businesses may not contribute to our revenues or earnings to the extent anticipated, the synergies we expect from these acquisitions may not be realized, and we may assume unanticipated or greater than expected liabilities as a result of these acquisitions.

Our ability to realize the anticipated benefits of acquisitions will depend, to a large extent, on our ability to integrate the acquired businesses into our existing operations. The combination of independent businesses is a complex, costly and time-consuming process that will require significant management attention and resources. The integration process may disrupt the businesses and, if implemented ineffectively, would limit the expected benefits to us of the acquisitions. The failure to meet the challenges involved in integrating the multiple businesses and to realize the anticipated benefits of our acquisitions could cause an interruption of, or a loss of momentum in, the activities of the combined company and could adversely affect the results of operations of the combined company.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of market share and other business relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from the combination;

•	difficulties in the integration of operations and systems;

•	conforming standards, controls, procedures and accounting and other policies and compensation structures between the companies;

•	difficulties in the assimilation of employees and corporate cultures;

•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with these acquisitions; and

•	challenges in retaining key personnel.

Many of these factors will be outside of our and the acquired businesses’ control and any one of these factors could result in increased costs, decreases in the amount of expected revenues and additional diversion of management’s time and energy, which could materially adversely impact the business, financial condition and results of operations of the combined company. In addition, even if the operations of our business and the acquired businesses are integrated successfully, the full benefits of such acquisitions may not be realized, including the synergies, cost savings, revenue growth or other benefits that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, we may incur additional unanticipated costs in the integration of our business with the acquired businesses. These unanticipated costs could be substantial. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the multiple businesses, will offset the incremental transaction-related costs over time. As a result, we cannot provide any assurance that our acquisitions will result in the realization of the full benefits anticipated from the transactions.

We conduct a significant portion of our operations through joint ventures, which may expose us to certain risks and uncertainties, including risks as a result of our lack of sole decision-making authority. In addition, we may be required under certain circumstances to purchase our joint venture partners’ equity interests, which could adversely affect our liquidity and financial condition.

We conduct a significant portion of our operations through joint ventures. As a general matter, our joint venture partners could have investment and operational goals that are not consistent with our company-wide objectives, including the timing, terms and strategies for future growth and development opportunities, and we could reach an impasse on certain decisions, which may hinder our ability to pursue preferred strategies for growth and development, could require significant resources to resolve and could have an adverse effect on our financial condition and results of operations. In some circumstances, we must obtain the consent of our joint venture partners before making certain material decisions, including decisions to approve the incurrence of third-party indebtedness, acquisitions or sales of assets, transfers of membership interests, mergers or other consolidations or the entrance into a new line of business. Although we have not experienced to date a situation where a joint venture partner withheld its consent to a material decision, in the event that one of our joint venture partners were to do so, our ability to take actions that we believe are in our best interest could be limited and, as a result, our business and results of operations may be adversely affected.

In addition, certain terms of our joint venture agreements could lead to outcomes that may be unfavorable to us. For example, under the terms of certain of our joint venture agreements, our joint venture partners may unilaterally dissolve the joint ventures following the occurrence of certain events, such as actions by the joint venture that cause our joint venture partner to lose its tax exempt status. Although none of our joint venture partners has invoked such unilateral dissolution rights to date, in the event one of our joint venture partners were to do so, it may have a material adverse effect on our business and results of operations. Most of our joint venture agreements also restrict us from competing with the respective joint venture, which may prevent us from expanding our services or entering into relationships that could benefit our business. In addition, certain of our agreements with joint venture partners could be subject to scrutiny under federal fraud and abuse laws including the Anti-Kickback Statute, and failure to conform our agreements to applicable exceptions and safe harbors could subject these agreements to the penalties described under “Business — Program Integrity and Fraud and Abuse.”

Moreover, we have entered into put/call agreements with several of our joint venture partners with respect to the equity interests in the joint ventures held by our joint venture partners. The put/call arrangements give certain of our joint venture partners the right to deliver put notices to us following the occurrence of certain events, such as the exclusion or suspension from Medicare and Medicaid programs. The put/call arrangements also provide certain joint venture partners the right, in limited circumstances, such as a material breach of the related management agreement or in the event one of our subsidiaries holding the equity interest in the joint venture files for bankruptcy protection, to buy out our interest in the joint venture. In the event one of our joint venture partners delivers a put notice to us, we may be required to settle the put/call arrangements in cash, which in turn may require us to dedicate a substantial portion of our cash flow to satisfy our payment obligations in respect of such arrangements, which could adversely affect our liquidity and reduce the amount of cash flows available to service our indebtedness and fund our operations, capital expenditures and corporate development activities. In certain cases, we may be required to incur additional indebtedness or pursue other financing alternatives to satisfy our payment obligations in respect of such arrangements, and we cannot give any assurance that we would be able to incur additional indebtedness or secure other financing on reasonable terms or at all. Our failure to satisfy the put option, if exercised by a joint venture partner, would result in a default under the applicable joint venture agreement and may have an adverse effect on our reputation, business, financial condition and results of operations.

Our largest joint venture is with UTHSCT, through which we jointly operate and manage 10 hospitals, over 70 clinics and other related ancillary operations, including those acquired in the ETMC Acquisition and the managed clinical operations of the hospital at the UT Health North Campus Tyler. While we own a controlling equity interest in the entities that own and operate the acquired hospitals (excluding the managed hospital at UT Health North Campus Tyler), the long-term success of such joint venture is dependent on the ongoing collaboration and alignment of our interests with those of UTHSCT.

Our relationships with our joint venture partners are important to the success of our overall business and changes in these relationships and disputes between our joint venture partners and us could negatively affect our joint ventures, affiliations and other strategic alliances and in turn could negatively affect our overall business.

We have completed a number of joint ventures, affiliations and other strategic alliances as part of our business strategy and expect to enter into similar transactions in the future. We believe our relationships with our joint venture partners are strong; however, any changes in these relationships could disrupt ongoing business, negatively affect cash flow and distract management and other key personnel.

Moreover, our joint ventures, affiliations and other strategic alliances depend in part on the efforts, reputations and success of healthcare system partners and the strength of our relationships with those healthcare systems. Our joint ventures could be adversely affected by any damage to those healthcare systems’ reputations or to our relationships with them. In addition, damage to our business reputation could negatively impact the willingness of healthcare systems to enter into relationships with us or our joint venture partners. In many cases, our joint venture agreements are structured to comply with current revenue rulings published by the Internal Revenue Service, as well as case law, relevant to joint ventures between for-profit and not-for-profit healthcare entities. Material changes in these authorities could adversely affect our relationships with joint venture partners. If we are unable to maintain existing arrangements on favorable terms or enter into relationships with additional joint venture partners, we may be unable to successfully implement our business strategies for our joint ventures which may have a material and adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We may not be able to construct, acquire, renovate or expand healthcare facilities.

State efforts to regulate the construction, acquisition, renovation or expansion of healthcare facilities, for example, through certificate of need programs, may limit our ability to build, acquire, renovate or expand facilities or expand the breadth of services we offer. Similarly, some of our hospitals are joint ventures with physicians that are subject to limitations on expansion under the Stark Law as further described under “Risk Factors — There are significant legal and regulatory restrictions on our hospitals that have physician owners, and Business — Program Integrity and Fraud and Abuse — Stark Law.” In addition, many states have adopted legislation regarding the sale or other disposition of hospitals operated by municipal or not-for-profit entities. In some states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligation to protect the use of charitable assets, which may result in difficulties or delays in completing acquisitions. Any such prohibition or delay in our efforts to build, acquire, renovate or expand healthcare facilities or services could have a negative impact on our business, financial condition, results of operations or growth plans.

The demand for services provided by our hospitals may be impacted by factors beyond our control.

Our admissions and adjusted admissions as well as acuity trends may be impacted by factors beyond our control. Seasonal fluctuations in the severity of influenza and other critical illnesses, unplanned shutdowns or unavailability of our facilities due to weather or other unforeseen events, decreases in trends in high acuity service offerings, changes in competition from outside service providers, turnover in physicians affiliated with our hospitals, or changes in medical technology, among other issues, can have an impact on the demand for services at our hospitals. In addition, a pandemic, epidemic or other widespread health crisis could diminish the public trust in healthcare facilities, result in patients canceling elective procedures or avoiding facilities that have treated affected patients, cause disruption or delays in supply chains for medical products and materials and cause staffing shortages. Although we have contingency plans in place, including infection control and disaster plans, the impact of these or other factors beyond our control could have an adverse effect on our business, financial condition and results of operations.

Economic factors have affected, and may continue to impact, our business, financial condition and results of operations.

We believe broad economic factors — including high unemployment rates in our markets and instability in consumer spending — have affected our volumes and our ability to collect outstanding receivables. The United States economy remains unpredictable. If industry trends (including reductions in commercial managed care enrollment and patient decisions to postpone or cancel elective and non-emergency healthcare procedures) or general economic conditions worsen, we may not be able to sustain future profitability, and our financial condition, results of operations and liquidity may be materially and adversely affected.

Furthermore, the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, to access those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions, and our ability to refinance existing debt. An economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under our credit facilities, causing them to fail to meet their obligations to us.

Our hospitals and other healthcare facilities may be negatively impacted by severe weather and other factors beyond our control, which could restrict patient access to care or cause one or more of our facilities to close temporarily or permanently.

The results of operations of our hospitals and other healthcare facilities may be adversely impacted by severe weather conditions, including hurricanes, tornados, floods, earthquakes and widespread winter storms, or other factors beyond our control that could cause disruption to patient scheduling or displacement of our patients, employees, physicians and clinical staff, and may force certain of our facilities to close temporarily or permanently. In certain geographic areas, we have a concentration of hospitals and other healthcare facilities that may be simultaneously affected by adverse weather conditions or events. For example, on October 10, 2018, our hospital in Panama City, Florida, Bay Medical Center Sacred Heart, incurred substantial roof, structural and water damage as a result of Hurricane Michael and is currently operating on a limited basis as an emergency room and outpatient care site. As a result of the hurricane, we estimate that the hospital will incur operating losses in the range of $65 million to $75 million before insurance proceeds during the fourth quarter of 2018. These types of disruptions due to severe weather could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If our adoption and utilization of EHR systems fails to satisfy HHS standards, our consolidated results of operations could be adversely affected.

We have recently invested in an information technology initiative aimed at standardizing our EHR system across all of our facilities through an investment in Epic, a provider of EHR software. Under the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”) and other laws, HHS has established Medicare and Medicaid incentive programs to encourage hospitals and healthcare professionals to adopt EHR technology. Eligible hospitals can receive Medicaid incentive payments for their adoption and meaningful use of certified EHR technology; Medicare incentive payments are no longer available. Eligible hospitals that fail to demonstrate meaningful use of certified EHR technology and have not applied and qualified for a hardship exception are subject to reduced reimbursement from Medicare. Eligible healthcare professionals are also subject to positive or negative payment adjustments based, in part, on their use of EHR technology. Thus, if our hospitals and employed professionals are unable to properly adopt, maintain, and utilize certified EHR systems such as Epic, we will not be eligible to receive incentive payments (to the extent incentive payments remain available), and we could be subject to penalties and lawsuits that may have an adverse effect on our financial condition and results of operations.

We are unable to predict the ultimate impact of health reform initiatives, including efforts to repeal, replace or otherwise significantly change the Affordable Care Act, or the effect that such actions may have on our business, financial condition, results of operations or cash flows.

In recent years, the U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes intended to increase access to health insurance. The most prominent of these efforts, the Affordable Care Act, affects how healthcare services are covered, delivered, and reimbursed. The Affordable Care Act, as enacted, reduces Medicare reimbursement to hospitals, promotes value-based purchasing and provides for a combination of public program expansion and private sector health insurance reforms intended to expand health insurance coverage beyond pre-2010 levels. The Affordable Care Act also requires that substantially all United States citizens maintain health insurance coverage. However, in December 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) eliminated the financial penalty for individuals who fail to maintain insurance coverage associated with the individual mandate, effective January 2019. It is difficult to predict the impact of this change, but it may result in fewer individuals electing to purchase health insurance. Further, final rules issued by the U.S. federal government in 2018 expand availability of association health plans and allow the sale of short-term, limited-duration health plans, neither of which are required to cover all of the essential health benefits mandated by the Affordable Care Act. If significantly fewer individuals have public or private health coverage or if individuals elect to purchase less comprehensive coverage, we may experience decreased patient volumes, reduced revenues, increased uncompensated care and a higher level of bad debt expense, which could adversely affect our business, financial condition, results of operations and cash flows. Growth in self-pay volumes and uncollectible patient responsibility accounts could adversely affect our financial condition and results of operations.

Further, efforts by the presidential administration and certain members of Congress to repeal or make significant changes to the Affordable Care Act, its implementation and/or its interpretation have cast considerable uncertainty on the future of the law. For example, the President issued an executive order in January 2017 that directs agencies to minimize the “economic and regulatory burdens” of the Affordable Care Act. In addition, CMS administrators have indicated that they intend to grant states additional flexibility in the administration of state Medicaid programs, including by expanding the scope of waivers under which states may impose different eligibility or enrollment restrictions or otherwise implement programs that vary from federal standards. Some states have already implemented or have proposed implementing such measures. There is uncertainty regarding whether, when, and how the Affordable Care Act will be further changed, what alternative provisions, if any, will be enacted, the timing of enactment and implementation of alternative provisions, the impact of alternative provisions on providers as well as other healthcare industry participants, the outcome of court challenges, including a December 2018 ruling in the U.S. District Court for the Northern District of Texas finding the Affordable Care Act to be unconstitutional, which is pending appeal, and the development of agency guidance, whether and how many states ultimately decide to expand or limit Medicaid coverage and on what terms, the number of individuals who elect to purchase health insurance coverage and budgetary issues at federal and state levels. Changes by Congress, state legislatures or federal or state government agencies could eliminate or alter provisions beneficial to us while leaving in place provisions reducing our reimbursement. Government efforts to repeal or further change the Affordable Care Act or implement other reform initiatives may have an adverse effect on our business, financial condition, results of operations, cash flow, capital resources and liquidity. Other industry participants, such as private payers and large employer groups and their affiliates, may also introduce financial or delivery system reforms which could have an adverse effect on our financial condition and results of operations. We are unable to predict the nature and success of such initiatives or the effect they may have on our business.

The failure to obtain our medical supplies and drugs at favorable prices or in sufficient volumes could cause our operating results to decline.

We contract with a group purchasing organization (“GPO”), a type of entity that attempts to obtain favorable pricing on medical supplies and drugs with manufacturers and vendors, sometimes by negotiating exclusive supply arrangements in exchange for discounts to purchase medical supplies and pharmaceuticals for use in our facilities. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could experience higher costs or insufficient volumes for our medical supplies and drugs. Further, costs of supplies and drugs may continue to increase due to market pressure from pharmaceutical companies, new product releases and shortages of supplies and drugs, including as a result of government restrictions or manufacturing disruptions. Higher costs or insufficient supply could adversely impact our results of operations. Also, there can be no assurance that our GPO agreement will provide the discounts we expect to achieve. In addition, agreements with GPOs are subject to scrutiny under federal fraud and abuse laws including the Anti-Kickback Statute, and failure to conform our agreements to applicable exceptions and safe harbors could subject these agreements to the penalties described under “Business — Program Integrity and Fraud and Abuse — Anti-Kickback Statute.”

Our facilities are heavily concentrated in Texas and Oklahoma, which makes us sensitive to regulatory, economic and competitive conditions and changes in those states.

We operated 31 acute care hospitals at September 30, 2018, and 20 of those hospitals are located in Texas and Oklahoma and include 2,723, or 57.7%, of our total licensed beds. Our Texas and Oklahoma facilities’ combined revenue represented 53.8% of our consolidated net patient service revenue for the year ended December 31, 2017. This concentration makes us particularly sensitive to regulatory, economic and competitive conditions and changes in those states. Any material change in the regulatory, economic or competitive conditions in those states could have a disproportionate effect on our business, financial condition and results of operations. For example, Texas currently operates its Healthcare Transformation and Quality Improvement Program pursuant to a Medicaid waiver, the Texas Waiver Program. In December 2017, CMS approved an extension of this waiver through September 30, 2022, but indicated that it will phase out some of the federal funding beginning October 1, 2019. It is difficult to predict whether the Texas Waiver Program will be further extended or changed or guarantee that our revenues recognized from the program will not decrease and as a result, the future regulatory environment may have a material adverse effect on our business, financial position, results of operations or cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information regarding the Texas Waiver Program.

There are significant legal and regulatory restrictions on our hospitals that have physician owners.

Some of our hospitals have physician ownership pursuant to an exception to the Stark Law known as the “whole-hospital exception.” The Affordable Care Act significantly narrowed this exception to apply only to hospitals that had physician ownership in place as of March 23, 2010, and a Medicare provider agreement effective as of December 31, 2010. Subject to limited exceptions, a grandfathered physician-owned hospital may not increase its aggregate number of operating rooms, procedure rooms, or beds for which it is licensed beyond the number in place as of March 23, 2010. A grandfathered physician-owned hospital must comply with a number of additional requirements, including not conditioning any physician ownership directly or indirectly on the owner making or influencing referrals, not offering any ownership interests to physician owners on more favorable terms than those offered to non-physicians and not providing any guarantee to physician owners to purchase other business interests related to the hospital.

The whole-hospital exception, as amended, also contains additional disclosure requirements. For example, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. A grandfathered physician-owned hospital must also disclose on its website and in any public advertising the fact that is has physician ownership.

In light of the Affordable Care Act’s restrictions on the whole-hospital exception and limited interpretive guidance, it may be difficult for us to determine how the whole-hospital exception applies to specific situations that may arise within our hospitals. If any of our hospitals fail to comply with the whole-hospital exception or related requirements, those hospitals could be found to be in violation of the Stark Law and we could incur significant financial or other penalties under the Stark Law, FCA, and similar fraud and abuse laws as further discussed under “Risk Factors — We are subject to a number of federal and state laws and regulations, including fraud and abuse laws, and health information privacy and security laws, which, if violated, could subject us to substantial penalties.”

We face certain risks related to the Ventas Master Lease, pursuant to which we lease 10 of our hospitals, and the associated Relative Rights Agreement.

We lease 10 of our hospitals from subsidiaries of Ventas pursuant to the Ventas Master Lease. The Ventas Master Lease includes a number of significant operating and financial restrictions on us, including requirements that we maintain certain minimum portfolio coverage and guarantor fixed charge coverage ratios and do not exceed a certain guarantor net leverage ratio. If we breach our covenants under the terms of the Ventas Master Lease, we would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities. The Ventas Master Lease contains a cross-acceleration provision that could result in default under the Ventas Master Lease in the event we default under the terms of certain of our debt instruments, including our existing credit facilities and the indenture governing the terms of our senior notes, and the holders of such indebtedness elect to accelerate the obligations thereunder.

Moreover, the Relative Rights Agreement by and among Ventas, the trustee of our senior notes and the administrative agents under our Senior Secured Credit Facilities, among other things, (i) sets forth the relative rights of Ventas and the administrative agents with respect to the properties and collateral related to the Ventas Master Lease and securing our Senior Secured Credit Facilities, (ii) caps the amount of indebtedness incurred or guaranteed by our subsidiaries that are tenants under the Ventas Master Lease (together with such tenants’ guarantees of our existing indebtedness and all other indebtedness incurred or guaranteed by such tenants), at $375.0 million and (iii) imposes certain incurrence tests on the incurrence of additional indebtedness by such tenants. The Relative Rights Agreement also contains a cross-acceleration provision that allows Ventas to declare an event of default under the Ventas Master Lease upon the acceleration of our obligations under our Senior

Secured Credit Facilities, and allows the administrative agents to declare an event of default under our Senior Secured Credit Facilities in the event Ventas declares a termination of the Ventas Master Lease prior to the expiration of the term of the Ventas Master Lease. As a result, if we are in default under the Ventas Master Lease and Ventas exercises its right to declare a termination of the Ventas Master Lease, the lenders under our existing indebtedness and holders of the senior notes (including an entity affiliated with Ventas that holds $200.0 million, or 42.1%, of the aggregate principal amount of the senior notes as of the original issue date of the senior notes) could elect to accelerate our debt obligations under such instruments, together with accrued and unpaid interest thereon. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously. Furthermore, pursuant to the terms of the Ventas Master Lease, Ventas has the option upon the (i) expiration of the term of the Ventas Master Lease, (ii) earlier termination of the Ventas Master Lease or (iii) occurrence of certain events of default under the Ventas Master Lease, to dispossess the tenants under the Ventas Master Lease from all or any portion of their leased premises. In connection with such dispossession, Ventas has the right to purchase all of such tenants’ personal property (at fair market value) relating to such dispossessed premises other than such tenants’ proprietary software, trademarks, accounts receivable, contracts with its affiliates and any other of such tenants’ contracts or leases determined by Ventas or its designee. In the event that we default under the Master Lease Agreement, or default under our Senior Secured Credit Facilities or other indebtedness, Ventas could declare an event of default under such agreements which would result in an acceleration of our indebtedness and the potential loss of certain of our facilities. Any such occurrence would have a material adverse effect on our business, financial condition, results of operations, cash flows and profitability. For additional information regarding the terms of the Ventas Master Lease and the Relative Rights Agreement, see “Certain Relationships and Related Party Transactions — Ventas Master Lease and the Relative Rights Agreement.”

Our significant level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our debt instruments.

As of September 30, 2018, we had $475.0 million in aggregate principal amount of our senior notes outstanding, $822.9 million incurred under the Term Loan B Facility, $30.0 million drawn under the ABL Facilities and $7.3 million of total other indebtedness. In addition, as of September 30, 2018, we had the ability to draw an additional $171.5 million under the ABL Facilities.

Our substantial debt could have important consequences to us, including:

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of our cash flow used in operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our liquidity and our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates, and corresponding increased interest expense, because future borrowings under our existing credit facilities would be at variable rates of interest;

•	reducing funds available for working capital, capital expenditures, acquisitions and other general corporate purposes, due to the costs and expenses associated with such debt;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing marketplace conditions and placing us at a competitive disadvantage compared to our competitors who may have less debt.

In addition, some of the instruments governing our existing indebtedness contain cross-default or cross-acceleration provisions that could result in our debt being declared immediately due and payable under a number of debt instruments, even if we default on only one debt instrument. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously.

There are no assurances that we will maintain a level of liquidity sufficient to permit us to pay the principal, premium and interest on our indebtedness or to grow our business and use our capital effectively. In addition to competitive conditions in the industry in which we operate, our financial condition and operating performance are also subject to prevailing economic conditions and certain financial, business and other factors beyond our control.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although the instruments governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent we incur additional indebtedness or other obligations, it could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Our existing credit facilities bear, and other indebtedness we may incur in the future may bear, interest at a variable rate. As a result, at any given time interest rates on our existing indebtedness could be higher or lower than current levels. As of September 30, 2018, we had $852.9 million, or approximately 63.9%, of our outstanding total debt at variable interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remains the same, and therefore net income and associated cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Effective August 31, 2018, we have executed interest rate swaps with Barclays Bank PLC and Bank of America, N.A., as counterparties, with notional amounts totaling $558.0 million, expiring August 31, 2023. We have entered into these agreements to manage our exposure to fluctuations in interest rates. Under these swap agreements, we are required to make monthly fixed rate payments at annual rates ranging from 2.87% to 2.89%. The counterparties are obligated to make monthly floating rate payments to us based on the one-month LIBOR rate, each subject to a floor of 1.00%.

The agreements that govern our existing indebtedness impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The agreements that govern our existing indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of our subsidiaries to make dividends or other payments to us;

•	designate subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

In addition, our revolving credit facilities require us to maintain a minimum fixed charge coverage ratio if availability under our revolving credit facilities falls below a certain threshold.

As a result of these restrictions, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

The interests of EGI and Ventas, our two largest stockholders, may conflict with yours.

EGI is, and will continue to be, our controlling stockholder and will own approximately     % of our outstanding common stock upon the consummation of this offering. Accordingly, EGI has the ability to influence significantly our policies and operations, and its interests may not in all cases be aligned with your interests. For example, EGI may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you as a stockholder. Moreover, EGI will be able to control any action requiring the general approval of our stockholders, including the election of directors, amendments to our certificate of incorporation and bylaws and the approval of a merger or sale of all or substantially all of our assets. Furthermore, EGI may in the future own businesses that directly or indirectly compete with us. EGI may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Entities affiliated with Ventas will beneficially own approximately     % of our outstanding common stock upon the consummation of this offering. In addition, we lease 10 of our hospitals from subsidiaries of Ventas pursuant to the Ventas Master Lease. Ventas’ interests as our counterparty to the Ventas Master Lease Agreement may conflict with your interest as a stockholder. For information concerning our arrangements with EGI and Ventas, see “Certain Relationships and Related Party Transactions.”

Certain changes in federal tax laws could have an adverse effect on our business, cash flow, results of operations and financial position.

On December 22, 2017, the federal government passed comprehensive federal tax reform through the enactment of the Tax Act. The Tax Act makes changes to the corporate tax rate and business-related deductions, among others, that will generally be effective for taxable years beginning after December 31, 2017. These changes could have an adverse impact on the value of our deferred tax assets, which would result in significant charges in the current or future taxable years and increase our future tax expense. We are continuing to evaluate the Tax Act and its requirements, as well as its application to our business and its impact on our effective tax rate. At this stage, it is unclear how many states will incorporate these federal law changes, or portions thereof, into their tax codes.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices of which we have limited experience.

As a public company, we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred or have experience of as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and rules subsequently implemented by the SEC and the NYSE, impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board or our board committees or as executive officers.

The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements and appropriately training our employees and management. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. One key aspect of the Sarbanes-Oxley Act is that we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with attestation from our independent registered public accounting firm on the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2020. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements, among other requirements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our independent registered public accounting firm. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our independent registered public accounting firm were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Were we to identify errors in our historical financial statements, we might be required to restate those financial statements and might not be able to timely comply with our reporting obligations as a public company. This, in turn, could have an adverse impact on trading prices for our common stock and could adversely affect our ability to access the capital markets.

Risks Related to this Offering and Ownership of Our Common Stock

There is currently no market for our common stock, an active trading market may not develop or continue to be liquid.

Prior to this offering, there has not been a public market for our common stock. While we intend to apply to list our common stock on the NYSE, an active market for our common stock may not develop or be sustained after this offering, which could depress the market price of our common stock and could affect your ability to sell your shares. In the absence of an active public trading market, you may not be able to liquidate your investment in our common stock. An inactive market may also impair our ability to raise capital by selling our common stock, our ability to motivate our employees through equity incentive awards and our ability to expand our business by using our common stock as consideration. In addition, the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. The initial public offering price per share will be determined by negotiations among us, the selling stockholder and the representatives of the underwriters and therefore that price may not be indicative of the market price of our common stock after this offering. In particular, we cannot assure you that you will be able to resell your common stock at or above the initial public offering price.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our annual and quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We, the selling stockholder and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all. Our operating results and the trading price of our common stock may fluctuate in response to various factors, including:

•	United States political and economic factors unrelated to our performance;

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	results of operations that vary from expectations of securities analysis and investors;

•	guidance, if any, that we may provide to the public, any changes in this guidance or our failure to meet this guidance;

•	strategic actions by us or our competitors;

•	announcement by us or our competitors of significant contracts or acquisitions;

•	sales, or anticipated sales, of large blocks of our shares of common stock;

•	additions or departures of key personnel;

•	regulatory, legal or political developments;

•	tax developments;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	litigation and governmental investigations;

•	changing economic conditions;

•	changes in accounting principles;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the price of our common stock may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock may decline as well.

Following the completion of this offering, we will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to all such requirements.

Because our controlling stockholder will continue to control a majority of the combined voting power of our common stock after completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a Board that is composed of a majority of independent directors, as defined under the listing rules of the NYSE;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

For at least a period of time following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors and our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, although we may transition to a board of directors with a majority of independent directors prior to the time we cease to be a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Our status as a “controlled company” could make our common stock less attractive to some investors or otherwise harm the price of our common stock.

Certain of our directors have relationships with our controlling stockholder, EGI, which may cause conflicts of interest with respect to our business.

Following this offering, four of our directors will be affiliated with (or otherwise designated by) EGI. Our EGI-affiliated directors have fiduciary duties to us and, in addition, may have fiduciary duties to EGI. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and EGI, whose interests may be adverse to ours in some circumstances. Following this offering, our audit committee will be responsible for reviewing all related party transactions for potential conflict of interest situations and approving all such transactions. See “Certain Relationships and Related Party Transactions.” Our audit committee will consist of directors who are independent as required by SEC and the listing rules of the NYSE, subject to the permitted phase-in period afforded by such rules. In addition, our code of ethics, following this offering, will contain provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting EGI’s significant influence over us.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

EGI and certain of their respective affiliates engage in other investments and business activities in addition to their ownership of us. Our certificate of incorporation provides that, to the fullest extent permitted by law, any officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EGI or any of its affiliates has the right, and has no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. Moreover, our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EGI or any of its affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to EGI or any of its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EGI or any of its affiliates (other than us), as applicable. For instance, a director of our Company who also serves as a director, officer or employee of EGI, or any of their respective portfolio companies, funds or other affiliates may pursue certain acquisitions, joint ventures or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the EGI designees to our board of directors, namely Messrs. Bynoe, Nilan and Sotir and Ms. Havdala. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by EGI to itself or its respective companies, funds, or other affiliates instead of to us.

Some provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable.

In addition to our controlling stockholder’s ownership of a controlling percentage of our common stock, Delaware law and our certificate of incorporation and bylaws, which will become effective immediately prior to the consummation of this offering, contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our certificate of incorporation will authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued preferred stock, without any vote or action by our stockholders. As a result, our board could authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock or with other terms that could impede the completion of a merger, tender offer or other takeover attempt. In addition, our bylaws will provide that vacancies on the board of directors may be filled only by a majority of the incumbent directors. Further, as described under “Description of Capital Stock — Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law” elsewhere in this prospectus, we are subject to certain provisions of Delaware law that may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation, which will become effective immediately prior to the consummation of this offering, provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, with certain limited exceptions, be the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Future sales, or the perception of future sales, of our common stock may depress the price of our common stock. In addition, a significant portion of our common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

If we sell, or any of our stockholders sells, a large number of shares of our common stock, or if we issue a large number of shares in connection with future acquisitions, financings or other circumstances, the market price of our common stock could decline significantly. Moreover, the perception in the public market that we or our stockholders might sell shares of our common stock could depress the market price of those shares.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Sales of substantial amounts of our common stock, including sales by significant stockholders, and shares issued in connection with any additional acquisition, may adversely affect prevailing market prices for our common stock. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. See “Shares Eligible for Future Sale.”

After this offering, we will have                  shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). We, all of our directors and executive officers, holders of more than     % of our outstanding common stock and the selling stockholder have agreed to a 180-day lock-up period provided under agreements executed in connection with this offering. In addition, Barclays Capital Inc. and Citigroup Global Markets Inc. may, in their sole discretion, release all or some portion of shares of common stock subject to lock-up agreements at any time and for any reason. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register all shares of common stock that we may issue under our equity compensation plans. In addition, certain stockholders have certain demand registration rights that could require us in the future to file registration statements in connection with sales of our common stock by such stockholder. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.” Such sales by such stockholder could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them or are released from the restrictions of the lock-up agreements prior to their expiration, which may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. Based on our net tangible book value as of September 30, 2018, if you purchase our common stock in this offering, you will suffer immediate dilution in net tangible book value per share of approximately $        per share. See “Dilution.”

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our share price and trading volume may decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of our company by securities or industry analysts, the trading price for our common stock would be negatively impacted. Even if we obtain securities or industry analyst coverage, and if one or more of these analysts downgrades our common stock or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our share price or trading volume to decline.

We could be subject to securities class action litigation.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our units to our existing equity holders. We currently intend to retain any future earnings to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future following the consummation of this offering. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends on our capital stock is also limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, liquidity and results of operations. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act, and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:

•	changes in government healthcare programs, including Medicare and Medicaid and supplemental payment programs;

•

reduction in the reimbursement rates paid by commercial payers, our inability to retain and negotiate favorable contracts with private third-party payers, or an increasing volume of uninsured or underinsured patients;

•	the highly competitive nature of the healthcare industry;

•	continued industry trends toward value-based purchasing, third-party payer consolidation and care coordination among healthcare providers;

•	inability to recruit and retain quality physicians;

•	increased labor costs resulting from increased competition for staffing or a continued or increased shortage of experienced nurses;

•	loss of key personnel, including key members of our senior management team;

•

changes to physician utilization practices and treatment methodologies and third-party payer controls designed to reduce inpatient services or surgical procedures that impact demand for medical services;

•	our failure to comply with complex laws and regulations applicable to the healthcare industry or to adjust our operations in response to changing laws and regulations;

•

the impact of known and unknown claims brought against our hospitals, physician practices, outpatient facilities or other business operations or against healthcare providers that provide services at our facilities;

•	the impact of government investigations, claims and litigation;

•	the impact of any cybersecurity incidents or security breaches;

•	inability to successfully complete acquisitions or strategic joint ventures or inability to realize all of the anticipated benefits, including anticipated synergies, of past acquisitions;

•	failure to maintain existing relationships with joint venture partners or enter into relationships with additional healthcare system partners;

•	inability or delay in our efforts to construct, acquire, renovate or expand our healthcare facilities;

•	decreased demand for our services provided due to factors beyond our control, such as seasonal fluctuations in the severity of critical illnesses, pandemic, epidemic or widespread health crisis;

•	general economic and business conditions, both nationally and in the regions in which we operate;

•	the impact of seasonal or severe weather conditions;

•	inability to demonstrate meaningful use of EHR technology;

•	effects of health reform initiatives, including efforts to repeal, replace or otherwise make additional significant changes to the Affordable Care Act;

•	failure to obtain drugs and medical supplies at favorable prices or sufficient volumes;

•	sensitivity to regulatory, economic and competitive conditions in the states in which our operations are heavily concentrated;

•	legal and regulatory restrictions on certain of our hospitals that have physician owners;

•	risks related to the Ventas Master Lease and its restrictions and limitations on our business;

•

the impact of our significant indebtedness, including our ability to comply with certain debt covenants and other significant operating and financial restrictions imposed on us by the agreements governing our indebtedness, and the effects that variable interest rates and general economic factors could have on our operations, including our potential inability to service our indebtedness;

•	conflicts of interest with the existing stockholders;

•	effects of changes in federal tax laws;

•	increased costs as a result of operating as a public company;

•	risks related to maintaining an effective system of internal controls;

•	lack of a public market for our common stock;

•	volatility of our share price;

•	our guidance differing from actual operating and financial performance;

•	our status as a controlled company;

•	certain provisions of Delaware law and our governing documents could discourage a takeover that stockholders may consider favorable;

•	certain provisions of our certificate of incorporation that renounce our interest and expectancy in certain corporate opportunities;

•	future sales, or the perception of future sales, of our common stock may dilute the value or depress the price of our common stock;

•	misleading or unfavorable research or analyst reports concerning our business;

•	securities class action litigation; and

•	our present intention to retain all available funds and future earnings without paying dividends.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase an additional                  shares of common stock from us, we estimate the net proceeds to us will be approximately $        million. We will not receive any proceeds from the sale of common stock by the selling stockholder.

We estimate that the offering expenses (other than the underwriting discount) will be approximately $        million.

We intend to use the net proceeds from this offering to repay certain outstanding indebtedness and the remainder for general corporate purposes, which may include acquisitions of healthcare facilities or related businesses. Our management team will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of any remaining net proceeds will depend upon market conditions, among other factors.

The $        of indebtedness related to the ABL Facilities, Term Loan B Facility and the Senior Notes to be repaid with a portion of the proceeds of this offering matures on June 28, 2023, June 28, 2025 and July 25, 2026, respectively, and, as of September 30, 2018, bears interest at the rates of 3.74%, 6.74% and 9.75%, respectively. The $        of indebtedness to be repaid was incurred in June 2018 to refinance all of our then existing credit facility indebtedness.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the amount of net proceeds to us from this offering by $        million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain any future earnings and do not anticipate paying any cash dividends on our common stock in the foreseeable future following the consummation of this offering. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then-current and/or immediately preceding fiscal year. See “Description of Other Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2018 (i) on an actual basis, derived from our historical unaudited consolidated balance sheet as of September 30, 2018, included elsewhere in the prospectus, and (ii) on an as adjusted basis, after giving effect to the Corporate Conversion and the issuance of shares of common stock by us in this offering and the application of the net proceeds received by us from the sale of such shares, assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses (assuming no exercise of the underwriters’ option to purchase additional shares of common stock), as described under “Use of Proceeds,” as if the consummation of this offering had occurred on September 30, 2018.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	As of September 30, 2018
	Actual (1)	As Adjusted (1) (2)
	(Unaudited)
(dollars in thousands, except par value and share numbers)
Cash and cash equivalents (3)	$60,992	$

Debt:
ABL Facilities (4)	$30,000	$
Term Loan B Facility (5)	822,938
Senior Notes (6)	475,000
Capital leases and other indebtedness (7)	7,269

Total debt	1,335,207

Stockholders’ equity
Common units; 385,535,498 units issued and outstanding, actual; no units issued or outstanding, as adjusted	502,569		—
Common stock, $ par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—
Additional paid-in capital (8)	—
Accumulated deficit (9) (10)	(94,676)
Accumulated other comprehensive income	1,452
Non-controlling interest (8) (9) (10)	372,511

Total stockholders’ equity	781,856

Total capitalization	$2,117,063	$

(1)

Debt in the “Actual” and “As Adjusted” columns is presented gross of original issue discount and debt discount and also excludes deferred financing costs of $43.7 million in the “Actual” column and $        million in the “As Adjusted” column.

(2)

Assuming the number of shares of common stock sold by us in this offering remains the same as set forth on the cover page of this prospectus, a $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $        million, after deducting the estimated underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(3)	Includes $31.4 million of cash held in our joint ventures and $29.6 million of cash held by our remaining other entities.
(4)

The ABL Facilities in the “Actual” column are comprised of (a) a $175.0 million non-UT Health East Texas borrowers tranche, of which $123.0 million was available to draw and after giving effect to approximately $22.0 million of letters of credit and $30.0 million in borrowings which were outstanding as of September 30, 2018 and (b) a $50.0 million UT Health East Texas borrowers tranche available to our AHS East Texas subsidiary and any of its wholly owned domestic subsidiaries, of which $48.5 million (per the borrowing base) was available to draw at September 30, 2018 “Description of Certain Indebtedness —Senior Secured Credit Facilities.” The ABL Facilities in the “As Adjusted” column are comprised of (a) a $        non-UT Health East Texas borrowers tranche, of which $        was available to draw and after giving effect to approximately $22.0 million of letters of credit and $        AHS East Texas subsidiary and any of its wholly owned domestic subsidiaries, of which $                (subject to a borrowing base) was available to draw at September 30, 2018.

(5)

The Term Loan B Facility in the “Actual” column represents the outstanding principal amount, gross of $7.6 million debt discount. The Term Loan B Facility in the “As Adjusted” column represents the outstanding principal amount, gross of $        million debt discount.

(6)

The Senior Notes in the “Actual” column consist of $475.0 million aggregate principal amount of 9.75% senior unsecured notes due 2026, gross of $6.3 million debt discount. The Senior Notes in the “As Adjusted” column consist of $        million aggregate principal amount of 9.75% senior unsecured notes due 2026, gross of $        debt discount.

(7)	Includes $2.0 million of capitalized lease obligations, $2.4 million of additional secured debt and $2.9 million of unsecured debt used to finance land, buildings, equipment and software licenses.
(8)	As part of the Corporate Conversion, $ million recorded as non-controlling interest related to Ventas will be reclassified as additional paid-in capital in the “As Adjusted” column.
(9)

The “As Adjusted” column represents the $        write-off of debt discount associated with the repayment of the ABL Facilities and Senior Notes and $        redemption premium in connection with the prepayment of the Senior Notes. $        of the write-off and redemption premium is attributable to Ardent Health Partners and $        is attributable to noncontrolling interests. The “As Adjusted” column also reflects the impact of $        of interest expense on accumulated deficit in connection with the prepayment of the Senior Notes.

(10)

In connection with the Corporate Conversion, we expect to incur a $6.3 million non-cash equity-based compensation charge associated with the acceleration and automatic vesting of our Class C-1 units, of which the “As Adjusted” column includes a $6.3 million charge to accumulated deficit.

DILUTION

Our net tangible book value as of September 30, 2018 was $        million, or $        per share of common stock. Net tangible book value per share of common stock before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding as of September 30, 2018.

After giving effect to the sale of                  shares of common stock sold by us in this offering at an assumed initial public offering price of $        per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares of common stock) and the application of the net proceeds therefrom as described in “Use of Proceeds,” our as adjusted net tangible book value as of September 30, 2018 would have been $        , or $        per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $        per share of common stock and an immediate dilution in as adjusted net tangible book value $        per share of common stock to new investors who purchase common stock in this offering. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2018	$
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

Dilution has been determined by subtracting as adjusted net tangible book value per share of common stock after this offering from the assumed initial public offering price per share of our common stock.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease total net tangible book value per share after this offering by $        per share of common stock and dilution to new investors by $        per share of common stock, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

The following table summarizes, as of September 30, 2018, on the as adjusted basis described above, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by the existing stockholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $        per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

	Common Stock Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	0	0%		0	0%			$0
New investors

Total			%			%	$

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid

by new investors in common stock and total consideration paid by all holders of common stock by $        million, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of common stock offered by us would increase or decrease the total consideration paid to us by new investors in common stock and total consideration paid to us by all holders of common stock by $        million, based on an assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional common stock, the number of shares of common stock held by existing stockholders after the completion of this offering will be                 , or     % of the total common stock outstanding after this offering, and the number of shares of common stock held by new investors will be                 , or     % of the total common stock outstanding after this offering.

CORPORATE CONVERSION

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ardent Health Partners, LLC will convert into a Delaware corporation by means of a statutory conversion and change its name to Ardent Health Partners, Inc. We refer to this conversion throughout this prospectus as the “Corporate Conversion.” As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Ardent Health Partners, LLC and its subsidiaries and do not give effect to the Corporate Conversion. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements. Shares of the common stock of Ardent Health Partners, Inc. are being offered by this prospectus.

In connection with the Corporate Conversion, Ardent Health Partners, Inc. will continue to hold all property and assets of Ardent Health Partners, LLC and will assume all of the debts and obligations of Ardent Health Partners, LLC. Upon consummation of the Corporate Conversion, the existing limited liability company agreement of Ardent Health Partners, LLC (the “Ardent Health Partners LLC Agreement”) will be terminated, and Ardent Health Partners, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described under the heading “Description of Capital Stock.” Only certain limited indemnification, exculpation, expense advancement and confidentiality provisions of the Ardent Health Partners LLC Agreement will survive such termination thereof. On the effective date of the Corporate Conversion, the members of the board of managers of Ardent Health Partners, LLC will become the members of Ardent Health Partners, Inc.’s board of directors and the officers of Ardent Health Partners, LLC will become the officers of Ardent Health Partners, Inc.

The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure — the entity that is offering common stock in this offering – is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

As of November 30, 2018, the Company had 461,256,902 Class A membership units, 461,256,902 Class B membership units, 20,863,134 Class C-1 membership units and 32,955,354 Class C-2 membership units issued and outstanding. Pursuant to the terms of the Ardent Health Partners LLC Agreement and applicable incentive equity grant agreements, the Class C-1 and Class C-2 units are intended to qualify as “profits interests” within the meaning of applicable IRS regulations. The Class C-1 units are subject to time-based vesting, and all unvested Class C-1 units will accelerate and automatically vest concurrent with the consummation of the Corporate Conversion. The Class C-2 units are subject to performance-based vesting. Upon the consummation of the Corporate Conversion, we expect to record a non-cash equity-based compensation charge of approximately $6.3 million in connection with the acceleration and automatic vesting of our Class C-1 units.

As part of the Corporate Conversion, based on the assumed initial public offering price of $         per share of common stock, all limited liability company interests of Ardent Health Partners, LLC, which are in the form of membership units, will be automatically converted into shares of our common stock pursuant to the plan of conversion, as follows:

•

holders of our Class A units will receive an aggregate of                  shares of our common stock in respect of their Class A units (with each Class A unit being converted into the right to receive                  of a share of our common stock in the Corporate Conversion);

•

holders of our Class B units will receive an aggregate of                  shares of our common stock in respect of their Class B units (with each Class B unit being converted into the right to receive                  of a share of our common stock in the Corporate Conversion);

•

holders of our Class C-1 units will receive an aggregate of                  shares of our common stock in respect of their Class C-1 units (with each Class C-1 unit being converted into the right to receive                of a share of our common stock in the Corporate Conversion); and

•	holders of our Class C-2 units will receive an aggregate of in respect of their Class C-2 units (with each Class C-2 unit being converted into the right to receive in the Corporate Conversion).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The unaudited pro forma condensed combined statements of operations have been prepared to illustrate the effects of (i) the LHP Acquisition that we completed on March 13, 2017, (ii) the ETMC Acquisition that we completed on March 1, 2018, (iii) the Refinancing Transactions that we completed on June 28, 2018 and (iv) the consummation of the Corporate Conversion and this offering, including the use of the net proceeds from our common stock offered hereby as described in the section entitled “Use of Proceeds.”

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2018 gives effect to (i) the ETMC Acquisition as if it had been consummated on January 1, 2018 and combines ETMC’s Historical Adjusted Results for the two months ended December 31, 2017 with our historical results for the nine months ended September 30, 2018, (ii) the Refinancing Transactions as if they had been consummated on January 1, 2018 and (iii) the consummation of the Corporate Conversion and this offering, including the use of the net proceeds from our common stock offered hereby, as if they had been consummated on January 1, 2018. It does not include any adjustments for the effects of the LHP Acquisition as the LHP Acquisition is reflected in the historical consolidated statement of operations for the entire period.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 gives effect to (i) the LHP Acquisition as if it had been consummated on January 1, 2017, (ii) the ETMC Acquisition as if it had been consummated on January 1, 2017 and combines ETMC’s Historical Adjusted Results for ETMC’s fiscal year ended October 31, 2017 with our historical results for the year ended December 31, 2017, (iii) the Refinancing Transactions as if they had been consummated on January 1, 2017 and (iv) the consummation of the Corporate Conversion and this offering, including the use of the net proceeds from our common stock offered hereby, as if they had been consummated on January 1, 2017.

The unaudited pro forma condensed combined statements of operations reflect adjustments to our historical consolidated statements of operations that are (i) directly attributable to the LHP Acquisition, the ETMC Acquisition, the Refinancing Transactions and the consummation of the Corporate Conversion and this offering, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The final purchase price allocation for the ETMC Acquisition is preliminary as we have not completed the detailed valuation study necessary to derive the required fair value estimates of the acquired assets and the assumed liabilities. Any adjustments may change the purchase price allocation, which could result in a change to the unaudited pro forma condensed combined statements of operations, including goodwill, other intangibles, property and equipment and depreciation expense. The result of the final purchase price allocation could be materially different from the preliminary allocation set forth herein. Synergies and integration costs have been excluded from consideration because they do not meet the criteria for unaudited pro forma adjustments.

The unaudited pro forma condensed combined statements of operations are provided for informational and illustrative purposes only and are not intended to represent or be indicative of the consolidated results of operations that we would have reported had the consummation of the LHP Acquisition, the ETMC Acquisition, the Refinancing Transactions, the Corporate Conversion and this offering been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations following the consummation of the LHP Acquisition, the ETMC Acquisition, the Refinancing Transactions, the Corporate Conversion and this offering. We therefore caution you not to place undue reliance on the unaudited pro forma condensed combined statements of operations.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined statements of operations are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined statements of operations should be read together with our historical financial statements and LHP’s and ETMC’s historical information, which are included elsewhere in this prospectus.

Ardent Health Partners, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2018

(dollars in thousands)	Ardent Health Partners, LLC Historical	ETMC’s Historical Adjusted Results for the Two Months Ended December 31, 2017	Pro Forma Adjustments	(Notes)		Refinancing Transactions	(Notes)		Corporate Conversion and Offering Transactions	(Notes)		Pro Forma Condensed Combined
		(Note 2)	(Note 3)			(Note 5)			(Note 6)
Total net revenue	$3,069,076	$118,402	$—			$—			$—			$3,187,478
Expenses:
Salaries and benefits	1,466,656	70,610	—			—			—			1,537,266
Professional fees	426,992	9,041	—			—			—			436,033
Supplies	584,654	18,725	—			—			—			603,379
Rents and leases	58,229	3,145	—			—			—			61,374
Rents and leases, related party	85,701	—	—			—			—			85,701
Other operating expenses	250,772	17,153	3,046	(a	)	—			—			267,786
			(3,185)	(b	)
Interest expense, net	46,195	3,108	2,435	(d	)	(3,853)	(a	)	—	(a	)	47,885
Interest expense, related party, net	38,577	—	—			—			—			38,577
Depreciation and amortization	109,891	7,111	—			—			—			117,002
Loss on debt extinguishment	47,697	—	—			—			—			47,697
Other losses	(156)	—	—			—			—			(156)

Total expenses	3,115,208	128,893	2,296			(3,853)			—			3,242,544

Income (loss) before income taxes	(46,132)	(10,491)	(2,296)			3,853			—			(55,066)
Income tax expense (benefit)	(7,191)	—	154	(g	)	992	(b	)	—	(b	)	(9,337)
			(3,292)	(h	)

Net income (loss)	(38,941)	(10,491)	842			2,861			—			(45,729)
Net income (loss) attributable to noncontrolling interests	31,599	—	(497)	(i	)	150	(c	)	—	(c	)(d)	31,252

Net income (loss) attributable to Ardent Health Partners, LLC	$(70,540)	$(10,491)	$1,339			$2,711			$—	(d	)	$(76,981)

Net income (loss) per share
Basic												$—

Diluted												$—

Weighted average common shares outstanding
Basic												—

Diluted												—

See Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations

Ardent Health Partners, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2017

(dollars in thousands)	Ardent Health Partners, LLC Historical	LHP Historical	ETMC’s Historical Adjusted Results	Pro Forma Adjustments	(Notes)		Refinancing Transactions	(Notes)		Corporate Conversion and Offering Transactions	(Notes)		Pro Forma Condensed Combined
		(Note 4)	(Note 2)	(Note 3)			(Note 5)			(Note 6)
Revenues:
Patient service revenue	$3,227,870	$192,929	$815,266	$—			$—			$—			$4,236,065
Provision for doubtful accounts	(266,173)	(34,349)	(133,357)	—			—			—			(433,879)

Net patient service revenue	2,961,697	158,580	681,909	—			—			—			3,802,186
Other revenue	40,379	1,772	33,419	—			—			—			75,570

Total net revenue	3,002,076	160,352	715,328	—			—			—			3,877,756
Expenses:
Salaries and benefits	1,386,877	78,045	420,433	110	(e	)	—			—			1,885,465
Professional fees	407,987	28,139	55,743	—			—			—			491,869
Supplies	584,177	33,195	124,345	—			—			—			741,717
Rents and leases	63,697	4,547	17,600	1,123	(f	)	—			—			86,967
Rents and leases, related party	110,869	—	—	—			—			—			110,869
Other operating expenses	218,715	21,760	109,470	17,634	(a	)	—			—			361,400
				(6,179)	(b	)
Interest expense, net	18,266	1,713	17,354	25,254	(d	)	(3,911)	(a	)	—	(a	)	58,676
Interest expense, related party, net	52,470	—	—	—			—			—			52,470
Depreciation and amortization	109,529	8,510	34,734	542	(c	)	—			—			153,315
EHR incentive income	(1,549)	(22)	—	—			—			—			(1,571)
Held-for-sale impairment	—	—	58,748	—			—			—			58,748
Other losses	395	6,336	—	—			—			—			6,731

Total expenses	2,951,433	182,223	838,427	38,484			(3,911)			—			4,006,656

Income (loss) before income taxes	50,643	(21,871)	(123,099)	(38,484)			3,911			—			(128,900)
Income tax expense (benefit)	49,869	(9,913)	—	828	(g	)	1,525	(b	)	—	(b	)	(20,713)
				(63,022)	(h	)

Net income (loss)	774	(11,958)	(123,099)	23,710			2,386			—			(108,187)
Net income (loss) attributable to noncontrolling interests	36,422	3,548	—	(5,225)	(i	)	125	(c	)	—	(c	)	34,870

Net income (loss) attributable to Ardent Health Partners, LLC	$(35,648)	$(15,506)	$(123,099)	$28,935			$2,261			$—			$(143,057)

Net income (loss) per share
Basic													$—

Diluted													$—

Weighted average common shares outstanding
Basic

Diluted

See Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations

Ardent Health Partners, LLC

Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations

Note 1 — Description of Transactions and Basis of Presentation

On March 13, 2017, we completed the LHP Acquisition for $869.0 million in cash plus $18.5 million in financing fees. In the first quarter of 2018, we finalized the working capital settlement that resulted in an $8.5 million reduction in the final purchase price. LHP operates five acute care hospitals with its joint venture partners, which include not-for-profit systems and foundations. We assumed LHP’s management and operational responsibilities within each joint venture partnership at the acquisition effective date. Based on LHP’s economic interest and rights under each joint venture’s management agreement, LHP has control of each joint venture’s operations and as a result, such are consolidated into our financial statements. The acquisition was financed with $700.0 million of borrowings on a senior secured credit facility, $5.0 million on a revolving line of credit, $143.9 million in proceeds from the issuance of our common units, $6.1 million in proceeds from noncontrolling interests and $35.0 million in cash.

On March 1, 2018, we completed the acquisition of nine hospitals, 52 clinics, and other related ancillary operations of ETMC for $354.7 million in cash. In the third quarter of 2018, we finalized the working capital settlement that resulted in a $16.7 million increase in the final purchase price. We financed the acquisition and related financing and transaction expenses with $281.5 million in net proceeds from a $300.0 million unsecured term loan, $94.7 million in proceeds from the issuance of our common units and $5.3 million in proceeds from noncontrolling interests.

We completed a transaction on June 28, 2018, to refinance our then existing debt. The Refinancing Transactions included $1.050 billion in new senior secured credit facilities and the issuance by us of $475.0 million aggregate principal amount of 9.75% senior notes due 2026. Proceeds from the Refinancing Transactions were used to refinance amounts outstanding under our then existing credit facilities, pay fees and expenses associated with the Refinancing Transactions and provide working capital and funds for other general corporate purposes.

The historical results of LHP have been derived from its unaudited financial information for the period January 1, 2017 to March 12, 2017 not included in this prospectus, and ETMC’s Historical Adjusted Results have been derived from its audited financial statements for the year ended October 31, 2017 included in this prospectus and its unaudited historical financial information for the two months ended December 31, 2017 not included in this prospectus. ETMC’s Historical Adjusted Results of operations for the period January 1, 2018 through February 28, 2018 are excluded from the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018. ETMC’s historical adjusted total net revenue and net loss for this two month period were $123.4 million and $21.2 million, respectively. See Note 2. The historical results of LHP and ETMC are included in our historical consolidated financial statements beginning on March 13, 2017 and March 1, 2018, respectively.

The unaudited pro forma condensed combined financial information reflects the LHP Acquisition and the ETMC Acquisition as accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, which requires assets acquired and liabilities assumed to be measured at fair value. We have estimated the fair value of ETMC’s assets acquired and liabilities assumed. The final purchase price allocation for the ETMC Acquisition is preliminary as we have not completed the detailed valuation studies necessary to derive the required estimates of the fair value of ETMC’s assets acquired and liabilities assumed and the related allocations of purchase price. Any adjustments may change the allocation of purchase price, which could result in a change to the unaudited pro forma condensed combined financial information, including goodwill, other intangibles and property and equipment and depreciation expense. The result of the final purchase price allocation could be materially different from the preliminary allocation set forth herein.

The unaudited pro forma condensed combined statements of operations do not necessarily reflect what our results of operations would have been had the Refinancing Transactions, the LHP Acquisition, the ETMC

Acquisition or this offering occurred on the dates indicated. They also may not be useful in predicting our future results of operations. Our actual results of operations may differ significantly from the unaudited pro forma amounts reflected herein due to a variety of factors.

The historical consolidated statements of operations have been adjusted in the unaudited pro forma condensed combined statement of operations to give effect to pro forma events that are (1) directly attributable to the Refinancing Transactions, the LHP Acquisition, the ETMC Acquisition, the Corporate Conversion or this offering, (2) factually supportable and (3) expected to have a continuing impact on our results following the business combinations. Additionally, the unaudited condensed combined pro forma statement of operations does not reflect the realization of any expected cost savings or other synergies from the LHP Acquisition or the ETMC Acquisition as a result of restructuring activities and other planned initiatives that may follow the completion of the LHP Acquisition and the ETMC Acquisition.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2018 also reflect the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), which supersedes most existing revenue recognition guidance, including industry specific healthcare guidance. Effective January 1, 2018 we adopted the provisions of ASC 606 and applied the modified retrospective approach to all contracts. As a result, at the adoption of ASC 606 the majority of what was previously classified as the provision for doubtful accounts in the statement of operations is now reflected as implicit price concessions (as defined in ASC 606) and therefore included as a reduction to total net revenue in 2018. For periods prior to the adoption of ASC 606, the provision for doubtful accounts has been presented consistent with the previous revenue recognition standards that required it to be presented separately as a component of total net revenue.

Note 2 — Acquisition of ETMC

In connection with the acquisition of ETMC, we did not purchase certain affiliated ETMC entities and their operations that are included in ETMC’s historical financial statements. The affiliates not acquired include ETMC Trinity, ETMC Fleet Plus, Paramedics Plus, PulseLive, ETMC Fairfield, Lake Street Risk Retention Group, ETMC Foundation, First Choice Cooperative, and First Link Cooperative, (collectively referred to as the “Excluded ETMC Affiliates”). Additionally, as provided by the asset purchase agreement, we have not assumed certain liabilities recorded in ETMC’s historical financial statements, including those related to defined benefit pension plans and self-insured professional liability coverage. The column “ETMC Historical” for the two months ended December 31, 2017 is unaudited and the financial statements for this period are not included in this offering memorandum. The two months ended December 31, 2017 reflect the adoption of ASC 606 and reclassify the provision for doubtful accounts to patient service revenue. The column “ETMC Historical” for the year ended October 31, 2017 has been derived from the audited financial statements of ETMC for the period ended October 31, 2017, included in this prospectus. The operations of the Excluded ETMC Affiliates are presented in the column “ETMC Operations Not Acquired” and have been derived from ETMC’s historical financial statements for the periods indicated. Also included in the column “ETMC Operations Not Acquired” below is pension expense related to the defined benefit pension plans for the acquired entities totaling $0.8 million for the two months ended December 31, 2017 and $5.9 million for the year ended October 31, 2017. No adjustment has been made for the self-insured professional liability expense of the acquired entities as we expect this expense will continue. Additionally, the historical financial statements of ETMC presented herein have been adjusted by reclassifying certain line items in order to conform to our financial statement presentation and these reclassification are reflected in the column “Reclassifications” below (in thousands).

	Two Months Ended December 31, 2017				Year Ended October 31, 2017
(dollars in thousands)	ETMC Historical	ETMC Operations Not Acquired	Reclassifications	ETMC Historical Adjusted	ETMC Historical	ETMC Operations Not Acquired	Reclassifications	ETMC Historical Adjusted
Revenues:
Patient service revenue	$149,061	$17,138	$(18,394)	$113,529	$948,563	$133,297	$—	$815,266
Provision for doubtful accounts	(24,000)	(5,606)	18,394	—	(196,294)	(62,937)		(133,357)

Net patient service revenue	125,061	11,532	—	113,529	752,269	70,360	—	681,909
Other revenue	17,657	12,784	—	4,873	109,170	75,751	—	33,419

Total net revenue	142,718	24,316	—	118,402	861,439	146,111	—	715,328
Expenses:
Salaries and benefits	87,482	16,872	—	70,610	523,250	102,817	—	420,433
Professional fees	10,149	1,108	—	9,041	63,447	7,704	—	55,743
Supplies	44,081	5,058	(20,298)	18,725	305,650	54,235	(127,070)	124,345
Rents and leases	—	—	3,145	3,145	—	—	17,600	17,600
Other operating expenses	—	—	17,153	17,153	—	—	109,470	109,470
Interest expense, net	3,137	29	—	3,108	17,398	44	—	17,354
Depreciation and amortization	7,734	623	—	7,111	39,693	4,959	—	34,734
Held-for-sale impairment charge	—	—	—	—	58,748	—	—	58,748
Total expenses	152,583	23,690	—	128,893	1,008,186	169,759	—	838,427

Income (loss) before income taxes	(9,865)	626	—	(10,491)	(146,747)	(23,648)	—	(123,099)

Net income (loss)	$(9,865)	$626	$—	$(10,491)	$(146,747)	$(23,648)	$—	$(123,099)

Note 3 — Acquisition Transaction Pro Forma Adjustments

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of operations:

(a)

ETMC was exempt from assessment of state and local taxes as a not-for-profit entity. Due to the conversion of the acquired ETMC affiliates to for-profit taxable entities they are now subject to property and sales taxes. The adjustment records property and sales taxes of $3.0 million for the nine months ended September 30, 2018 and $17.6 million for the year ended December 31, 2017.

(b)

Adjustment to eliminate non-recurring transaction expenses incurred in connection with the LHP Acquisition and the ETMC Acquisition which are included in our and ETMC’s historical statements of operations. Transaction expenses were $3.2 million for the nine months ended September 30, 2018 and $6.2 million for the year ended December 31, 2017. No adjustment has been made for the transaction expenses incurred by LHP as this information was not available.

(c)

Reflects a net increase in depreciation expense for LHP as a result of decrease in the estimated lives of certain assets and partially offset by $66.1 million decrease in the estimated fair value of property and equipment. No preliminary adjustment has been made to ETMC’s property and equipment and, accordingly, there is no pro forma adjustment to depreciation expense. We are in the process of obtaining a valuation of ETMC’s property and equipment and any increase or decrease in the fair value of the acquired property and equipment would result in a corresponding decrease or increase to goodwill and an increase or decrease in depreciation expenses.

A 10% change in the valuation of ETMC’s property, plant and equipment would cause a corresponding change in the balance of goodwill and annual depreciation expense of approximately $3.4 million, assuming an overall estimated weighted-average useful life of 16.6 years.

Our estimates of ETMC’s fair value and estimated useful lives will likely differ from final amounts we will calculate after completing a detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets as well as goodwill and (3) other changes to assets and liabilities.

(d)

Reflects the adjustment to interest expense associated with financing the LHP Acquisition and the ETMC Acquisition and elimination of LHP and ETMC’s interest expense for debt not assumed. The net increase to interest expense includes (in thousands):

	Nine Months Ended September 30, 2018 ETMC	Year Ended December 31, 2017
		LHP	ETMC	Total
Interest expense on credit facilities used to finance the acquisitions	$4,951	$10,891	$29,142	$40,033
Amortization of deferred financing costs	592	737	3,551	4,288
Less: historical interest expense on debt not assumed in connection with the acquisitions	(3,108)	(1,713)	(17,354)	(19,067)

Pro forma adjustment to interest expense	$2,435	$9,915	$15,339	$25,254

(e)

In connection with the LHP Acquisition, transaction bonuses totaling $1.1 million were paid to LHP executives for completing 24 months of service after the closing date. The bonus payments are being amortized over 24 months. The $110,000 adjustment represents the pro forma expense for the period January 1, 2017 to March 12, 2017.

(f)	Represents additional rent expense due to the reversal of a deferred gain on the sale of real estate in LHP’s historical results that was recorded as a reduction to rent expense.

(g)

Represents recording state gross margin tax expense for ETMC’s historical period as ETMC was previously a nonprofit entity not subject to state or federal income taxes. State gross margin tax will have a continuing effect on the Company’s results of operations. The state gross margin tax is a gross receipts tax with certain limited deductions for compensation expenses and the exclusion of certain revenues. Under ASC 740, the state gross margin tax is accounted for as an income tax.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Net Revenues	$131,923	$815,266
Less: Exclusions & Deductions	(105,835)	(646,311)

	$26,088	$168,955
State Gross Margin Tax Rate	0.59%	0.49%

State Gross Margin Tax Expense	$154	$828

(h)

Represents the income tax effect of the ETMC historical results and pro forma adjustments. Historically, ETMC has been a non-profit entity exempt from federal and state income taxes. Upon acquisition by us, ETMC became subject to federal and state income taxes.

The income tax provisions for the nine months ended September 30, 2018 and the year ended December 31, 2017 are based on a blended federal and state statutory tax rate of 25.7% and 39.0%, respectively, and adjusted for the impact of noncontrolling interest. The Tax Act was signed into law on December 22, 2017 and reduced the federal corporate income tax rate to 21% from 35%, effective January 1, 2018. The provision for the year ended December 31, 2017 does not include the non-recurring impact of the federal tax rate change on the valuation of deferred tax assets associated with ETMC. Our effective tax rate in future years may vary significantly from these estimated statutory rates.

(i)	Reflects the amount of loss attributable to the noncontrolling interest in the historical loss of LHP and ETMC and the impact of the pro forma adjustments.

Note 4 — Acquisition of LHP

We acquired LHP on March 13, 2017. LHP’s financial information presented in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 is for the unaudited period January 1, 2017 to March 12, 2017. LHP’s unaudited financial statements and related notes for this period are not included in this prospectus.

Note 5 — Refinancing Transactions

Reflects the estimated impact on the statement of operations related to the Refinancing Transactions as if they had occurred on January 1, 2017 (in thousands):

(a)

Represents the pro forma adjustments to interest expense resulting from the Refinancing Transactions including (i) reversal of interest expense associated with our then existing debt which included a $250.0 million term loan facility (“Ardent Term Loan B Facility”), a $700.0 million term loan facility (“LHP Term Loan B Facility”) and a $300.0 million unsecured term loan facility (“ETMC Unsecured Term Loan Facility”), all of which were repaid with the net proceeds from the Refinancing Transactions, (ii) reversal of historical LHP and ETMC interest expense and pro forma interest expense on credit facilities used to finance the LHP Acquisition and the ETMC Acquisition and (iii) interest expense on borrowings from the Refinancing Transactions. The interest expense for the Term Loan B Facility has been computed based on an approximate current interest rate. The interest expense for the senior notes has been computed based on the fixed rate of 9.75%. Pro forma adjustments to our interest expense is calculated as follows (in thousands):

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Pro forma adjustments to historical interest expense of our existing Term Loan Facilities:
Reversal of Ardent Term Loan B Facility recorded in our historical amounts	$(8,588)	$(16,633)
Reversal of LHP Term Loan B Facility recorded in our historical amounts	(30,322)	(46,959)
Reversal of amortization of deferred financing costs and debt discount included in our historical amounts	(3,370)	(5,325)
Reversal of ETMC Unsecured Term Loan Facility recorded in our historical amounts	(10,264)	—

Total pro forma adjustments related to our historical interest expense of existing term loan facilities	(52,544)	(68,917)
Pro forma adjustments to LHP and ETMC historical interest expense and interest expense to finance the acquisitions:
Reversal of LHP historical interest expense	—	(1,713)
Reversal of interest adjustment to finance LHP Acquisition	—	(9,915)
Reversal of ETMC historical interest expense	(3,108)	(17,354)
Reversal of interest adjustment to finance ETMC Acquisition	(2,435)	(15,339)

Total pro forma adjustment to reverse historical LHP and ETMC interest expense and net pro forma interest expense to finance the acquisitions	(5,543)	(44,321)
Pro forma adjustments to our Term Loan B Facility and senior notes historical interest expense:
Interest expense on Term Loan B Facility and senior notes at an interest rate of 6.57% and 9.75%, respectively, for the nine months ended September 30, 2018 and the year ended December 31, 2017 *	50,101	101,060
Amortization of deferred financing and debt discount	4,133	8,267

Total pro forma adjustments related to our Term Loan B Facility and senior notes	54,234	109,327

Net pro forma adjustment to interest expense related to the Refinancing Transactions	$(3,853)	$(3,911)

*

A 0.125% change in the estimated weighted average interest rate of the Term Loan B Facility, senior notes and the ABL Facilities would result in a change in pro forma interest expense of $0.5 million for the nine months ended September 30, 2018 and $1.0 million for the year ended December 31, 2017.

(b)

Represents the income tax effect of the Refinancing Transaction Adjustments. The income tax provisions for the nine months ended September 30, 2018 and the year ended December 31, 2017 are based on a blended federal and state statutory tax rate of 25.8% and 39.0%, respectively. The Tax Act was signed into law on December 22, 2017 and reduced the federal corporate income tax rate to 21% from 35%, effective January 1, 2018. The provision for the year ended December 31, 2017 does not include the non-recurring impact of federal tax rate change. Our effective tax rate in future years may vary significantly from these estimated statutory rates.

(c)	Represents the noncontrolling interests portion of the pro forma adjustments.

Note 6 — Corporate Conversion and Offering Transaction

Reflects the estimated impact on the statement of operations related to the Corporate Conversion, the sale of shares of common stock in this offering at the assumed initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) and use of net proceeds from this offering as described under “Use of Proceeds” as if they had occurred on January 1, 2017 (and assuming no exercise of the underwriters’ option to purchase additional shares of common stock).

(a)

Represents the pro forma adjustments to interest expense resulting from the repayment of $        million in indebtedness with a portion of the net proceeds from this offering, including the reversal of interest expense associated with our then existing debt.

(b)

Represents the income tax effect of this offering and the use of net proceeds from the sale of shares of common stock offered hereby. The effective tax rate, based on net income attributable to Ardent Health Partners, LLC, inclusive of ETMC historical adjusted net loss, was     % for the nine months ended September 30, 2018 and     % for the year ended December 31, 2017.

(c)	Represents the noncontrolling interests portion of the pro forma adjustments.

(d)	Represents Ventas’ non-controlling interest reclassified as part of the Corporate Conversion.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth Ardent Health Partners, LLC’s selected financial and operating data as of the dates and for the periods indicated. The financial and operating data as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and for the period from August 4, 2015 to December 31, 2015 have been derived from Ardent Health Partners, LLC’s consolidated financial statements included elsewhere in this prospectus which have been audited by Ernst & Young LLP. The financial data for the period from January 1, 2015 to August 3, 2015 have been derived from the audited consolidated financial statements of the Predecessor (AHS Medical Holdings, LLC) included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. For the years ended December 31, 2014 and 2013, the table reflects the results of AHS Medical Holdings, LLC, the Predecessor entity, and have been derived from AHS Medical Holdings, LLC’s consolidated financial statements that are not included in this prospectus. The unaudited consolidated interim financial statements contained herein were prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial information.

The financial and operating data for each of the nine months ended September 30, 2018 and 2017 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and were not audited.

The selected historical financial information is not necessarily indicative of the results that may be expected in any future period, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. The following selected financial and operating data should be read in conjunction with “Capitalization,” “Prospectus Summary — Summary Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Successor		Successor			Predecessor
					August 4, 2015 to December 31,	January 1, 2015 to August 3,
	Nine Months Ended September 30,		Year Ended December 31,				Year Ended December 31,
(dollars in thousands)	2018 (1)	2017 (2)	2017 (3)	2016	2015 (4)	2015	2014 (5)	2013 (6)
Statement of Operations
Total net revenue	$3,069,076	$2,152,305	$3,002,076	$2,105,216	$849,585	$1,179,787	$2,026,868	$2,344,377

Salaries and benefits	1,466,656	1,004,751	1,386,877	981,232	387,015	538,294	859,799	842,400
Professional Fees	426,992	281,245	407,987	259,993	103,322	141,049	241,761	294,192
Supplies	584,654	416,541	584,177	417,711	174,498	246,594	414,428	397,785
Rents and Leases	58,229	45,751	63,697	42,311	18,194	25,587	40,605	40,605
Rents and Leases, related party	85,701	82,607	110,869	98,444	29,134	—	—	—
Other operating expenses	250,772	166,594	218,715	149,259	59,332	90,443	288,485	676,791
Interest expense, net	46,195	13,252	18,266	26,946	18,637	45,356	83,402	88,872
Interest expense, related party, net	38,577	35,847	52,470	—	—	—	—	—
Depreciation and amortization	109,891	76,848	109,529	71,511	39,680	50,197	103,253	105,045
Transaction-related costs	—	—	—	23,716	17,120	15,845	—	—
Loss on debt extinguishment and debt refinancing costs	47,697	—	—	—	—	22,960	3,768	15,184
EHR incentive income	—	—	(1,549)	(3,229)	(3,674)	(3,428)	(13,713)	(20,590)
Other non-operating losses (gains)	(156)	(824)	395	(7,051)	—	(31,584)	(148,962)	(51,512)

Total operating expenses	3,115,208	2,122,612	2,951,433	2,060,843	843,258	1,141,313	1,872,826	2,388,772

Income before income taxes	(46,132)	29,693	50,643	44,373	6,327	38,474	154,042	(44,395)
Income tax expense	(7,191)	3,217	49,869	8,021	1,058	62,870	(62,517)	89,649

Income (loss) from continuing operations	(38,941)	26,476	774	36,352	5,269	(24,396)	216,559	(134,044)
Loss from discontinued operations	—	—	—	—	—	—	(293)	(890)

Net income (loss)	(38,941)	26,476	774	36,352	5,269	(24,396)	216,266	(134,934)
Net income attributable to noncontrolling interests	31,599	25,955	36,422	21,751	8,358	18,879	29,756	22,164

Net income (loss) attributable to Ardent Health Partners, LLC	(70,540)	521	(35,648)	14,601	(3,089)	(43,275)	186,510	(157,098)
Accrued preferred dividends	—	—	—	—	—	6,123	9,546	8,792

Net income (loss) attributable to common members	$(70,540)	$521	$(35,648)	$14,601	$(3,089)	$(49,398)	$176,964	$(165,890)

	Successor		Successor			Predecessor
					August 4, 2015 to December 31,	January 1, 2015 to August 3,
	Nine Months Ended September 30,		Year Ended December 31,				Year Ended December 31,
(dollars in thousands)	2018 (1)	2017 (2)	2017 (3)	2016	2015 (4)	2015	2014 (5)	2013 (6)
Balance Sheet Data (At Period End)
Cash and cash equivalents	$60,992	$76,266	$71,960	$92,611	$97,556		$172,677	$144,304
Total assets	2,810,870	2,256,846	2,374,521	1,085,362	1,491,186		2,036,762	2,015,322
Total debt	1,277,612	947,396	952,690	240,373	245,261		873,795	1,042,703
Total liabilities	2,018,117	1,564,337	1,614,245	689,356	1,113,641		1,295,661	1,504,850
Redeemable noncontrolling interests	10,897	—	8,564	—	—		269,684	200,228
Ardent Health Partners, LLC members’ equity	409,345	412,262	377,722	266,537	249,474		330,312	216,291
Total members’ equity	781,856	692,509	751,712	396,003	377,545		367,918	216,291

(1)

Includes UT Health East Texas’s results since the March 1, 2018 acquisition date. In connection with the consummation of the Refinancing Transactions on June 28, 2018, we incurred a loss on debt extinguishment totaling $47.7 million.

(2)	Includes LHP’s results since the March 13, 2017 acquisition date and Pryor’s results since the May 1, 2017 acquisition date.
(3)	Includes LHP’s results since the March 13, 2017 acquisition date, Pryor’s results since the May 1, 2017 acquisition date and St. Francis’s results since the November 1, 2017 acquisition date.
(4)	The financial results for the Successor periods include the impacts of applying purchase accounting in the Recapitalization Transaction.
(5)

In May 2014, we sold our remaining health plan operations to Health Care Service Corporation (d/b/a Blue Cross Blue Shield of New Mexico) for net proceeds of $209.6 million (including the $10.0 million held in escrow until December 2015).

(6)

In 2013, we began divesting our health plan operations to focus on our acute care operations. In August 2013, we sold our Lovelace Health Plan Medicaid membership to Molina for net proceeds of $51.6 million, and in December 2013, we sold the Oklahoma health plan operations to Health Care Service Corporation (d/b/a Blue Cross Blue Shield of Oklahoma) for net proceeds of $8.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections “Prospectus Summary — Summary Historical Financial and Operating Data,” “Selected Historical Consolidated Financial,” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.

Overview

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided to supplement the consolidated financial statements and the related notes included elsewhere in this prospectus. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in key items in those financial statements from year to year, and the primary factors that accounted for those changes. The MD&A is organized as follows:

•	Overview. This section provides a general description of our business as well as recent developments that we believe are necessary to understand our financial condition and results of operations.

•

Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of the three and nine month periods ended September 30, 2018 and 2017, the years ended December 31, 2017 and 2016 and the periods from August 4, 2015 to December 31, 2015 (Successor) and January 1, 2015 to August 3, 2015 (Predecessor). Our historical results of operations only include results of operations of our acquisitions of LHP, Pryor, St. Francis and ETMC and all other acquisitions from the effective date of the respective acquisition.

•	Liquidity and Capital Resources. This section provides an analysis of our ability to generate cash and to meet existing known or reasonably likely future cash requirements.

•

Critical Accounting Policies and Estimates. This section discusses the accounting policies and estimates that we consider important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Data for the years ended December 31, 2017 and 2016 and the periods from August 4, 2015 to December 31, 2015 (Successor) and January 1, 2015 to August 3, 2015 (Predecessor) has been derived from our audited consolidated financial statements. Data for the three and nine month periods ended September 30, 2018 and 2017 has been derived from our unaudited consolidated financial statements.

We are a leading provider of comprehensive, cost-effective quality healthcare and related services in nine growing urban markets across Texas, New Mexico, Oklahoma, New Jersey, Idaho, Florida and Kansas. As of September 30, 2018, we operated 31 acute care hospitals, including one managed hospital, two rehabilitation hospitals and two surgical hospitals, with a total of 4,718 licensed beds, and provided physician and other ancillary healthcare services through a network of more than 1,000 employed providers. We believe that the majority of our health systems rank first or second (based on admissions or discharges) within their respective markets and are located in urban markets with an average population exceeding 400,000 and favorable demographic trends, including growth in both total population and high-acuity patient demographics that exceed the national average. Our health systems also have significant scale within their respective markets, with an average of more than 500 beds per market, and offer a comprehensive suite of inpatient and outpatient medical services, including internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology, urology and emergency services.

Recent Developments

Hurricane Michael and Bay Medical Center Sacred Heart

On October 10, 2018, Bay Medical Center Sacred Heart, our hospital in Panama City, Florida, was impacted by Hurricane Michael and incurred substantial roof, structural and water damage as a result of the event. Bay Medical Center Sacred Heart is a 323-bed hospital that is 80% owned by us through a joint venture. Bay Medical Center Sacred Heart is currently operating on a limited basis as an emergency room and outpatient care site. For the nine months ended September 30, 2018, Bay Medical Center Sacred Heart comprised approximately 6.2% of our total net revenue, 17.7% of our total net loss and 3.0% of our Adjusted EBITDAR and as of September 30, 2018, comprised approximately 7.9% of our total assets. As a result of the hurricane, we estimate that the hospital will incur operating losses in the range of $65 million to $75 million before insurance proceeds during the fourth quarter of 2018. We maintain property and business interruption insurance coverage on Bay Medical Center Sacred Heart up to $50 million and our deductible is approximately $20 million. We also have a pollution policy up to $25 million dollars that may cover costs related to primary damage of contaminated water or mold. However, the determination of the pollution policy is complex and has not been finalized. We are working with the insurance carrier to determine the full extent of damages and recoveries. On November 27, 2018, we entered into a letter of intent with Ascension to sell our interest in Bay Medical Center Sacred Heart, including physician clinic operations in Panama City and Bay County, Florida, to Ascension for nominal consideration. We anticipate the transaction closing in the first quarter of 2019. However, terms regarding the sale transaction have not been finalized and we and Ascension are still in the process of negotiating a definitive purchase agreement with respect to the sale transaction. There can be no assurances that a sale transaction will be completed with Ascension, or at all, or of the timing of any such transaction. Accordingly, the financial and other information and statistics in the prospectus reflect our current ownership and operation of Bay Medical Center Sacred Heart.

In accordance with Accounting Standards Codification 360-10, Impairment and Disposal of Long-Lived Assets, the Company expects to designate Bay Medical Sacred Heart as a held for sale disposal group and impair the carrying value of its long lived assets by approximately $45 million during the fourth quarter of 2018. In addition, the Company expects to incur an additional loss on the sale based on the value of net working capital and other net assets to be divested to Ascension, the final value of which will be determined as the sale transaction is finalized.

Long-Term Debt Refinancing

We completed the Refinancing Transactions on June 28, 2018, to refinance our then existing debt. The Refinancing Transactions included $1.050 billion in new senior secured credit facilities and the issuance by us of $475.0 million aggregate principal amount of 9.75% senior notes due 2026. Proceeds from the Refinancing Transactions were used to refinance amounts outstanding under our then existing credit facilities, pay fees and expenses associated with the Refinancing Transactions and provide working capital and funds for other general corporate purposes. In connection with the Refinancing Transactions, we incurred a loss on debt extinguishment totaling $47.7 million.

Acquisition Activity

Effective March 1, 2018, we acquired substantially all of the assets and operations of ETMC in Tyler, Texas for $371.4 million. The acquisition included nine hospitals, 52 clinics and other related ancillary operations. Concurrent with the acquisition, we entered into an agreement with UTHSCT to manage the clinical operations of an additional hospital that was not acquired, the UT Health North Campus in Tyler, Texas. The new 10 hospital regional health system was named UT Health East Texas. UT Health East Texas’s results of operations are included in our historical financial statements beginning March 1, 2018.

Effective November 1, 2017, we completed the acquisition of St. Francis in Topeka, Kansas for $3.6 million, including acquired working capital and entered into a related joint venture partnership with the

University of Kansas Health System. We acquired a 75% controlling interest in St. Francis, which includes a 378-bed hospital and 12 clinic locations. St. Francis’ results of operations have been included in our historical financial statements since November 1, 2017.

Effective May 1, 2017, we signed a long-term management agreement with the Mayes County Hospital Authority to assume operations and associated assets of AllianceHealth Pryor, a 52-bed hospital in Pryor, Oklahoma, for $0.9 million related to acquired working capital. AllianceHealth Pryor’s results of operations have been included in our historical financial statements since May 1, 2017.

Effective March 13, 2017, we acquired LHP for $860.5 million, net of a working capital settlement of $8.5 million that was finalized in the first quarter of 2018. LHP operates five acute care hospitals with its joint venture partners, which include leading not-for-profit and academic medical centers. LHP’s results of operations have been included in our historical financial statements since March 13, 2017.

Revenue and Volume

Our revenues depend upon inpatient occupancy levels, ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges and negotiated payment rates for such services. Total net revenue is comprised of net patient service revenue and other revenue. We recognize patient service revenue in the period in which we provide services. Patient service revenue includes amounts we estimate to be reimbursable by Medicare, Medicaid and other payers under provisions of cost or prospective reimbursement formulas in effect. The amounts we receive from these payers are generally less than the established billing rates and we report patient service revenue net of these differences (contractual discounts) at the time we render the services. We also report patient service revenue net of the effects of other arrangements where we are reimbursed for services at less than established rates, including certain self-pay discounts provided to uninsured patients.

Three Months Ended September 30, 2018

Consolidated total net revenue for the three months ended September 30, 2018 increased $307.2 million or 39.3% compared to the same prior year period. The growth in consolidated total net revenue over the prior year period was driven primarily by our acquisitions of St. Francis on November 1, 2017 and UT Health East Texas on March 1, 2018. These acquisitions grew our number of hospitals operated to 31 as of September 30, 2018. These acquisitions contributed to the volume increases that drove the total net revenue increase during the three months ended September 30, 2018 compared to the same prior year period. For the three months ended September 30, 2018, consolidated admissions and adjusted admissions increased 31.7% and 35.7%, respectively, compared to the same prior year period. On a consolidated basis, net patient revenue per adjusted admission increased 2.0% for the three months ended September 30, 2018 compared to the same prior year period. Consolidated surgeries and emergency room visits increased 23.0% and 34.5%, respectively, for the three months ended September 30, 2018 compared to the same prior year period.

Same-facility total net revenue for the three months ended September 30, 2018 increased $51.6 million, or 6.6%, compared to the same prior year period. On a same-facility basis, admissions and adjusted admissions increased 0.5% and 1.6%, respectively, for the three months ended September 30, 2018 compared to the same prior year period. Total same-facility surgeries and emergency room visits decreased 0.9% and 2.0% for the three months ended September 30, 2018 compared to the same prior year period. These same-facility volume-related declines were offset by a 4.8% increase in same-facility net patient revenue per adjusted admission compared to the same prior year period.

Nine Months Ended September 30, 2018

Consolidated total net revenue for the nine months ended September 30, 2018 increased $916.8 million or 42.6% compared to the same prior year period. The growth in total consolidated net patient service revenue was driven primarily by our acquisitions of St. Francis on November 1, 2017 and UT Health East Texas on March 1, 2018. These acquisitions grew our number of hospitals operated to 31 as of September 30, 2018. These acquisitions contributed to the volume increases that drove the total net revenue increase during the nine months ended September 30, 2018 compared to the same prior year period. For the nine months ended September 30, 2018, consolidated admissions and adjusted admissions increased 37.7% and 40.3%, respectively, compared to the same prior year period. On a consolidated basis, net patient revenue per adjusted admission increased 1.1% for the nine months ended September 30, 2018 compared to the same prior year period. Consolidated surgeries and emergency room visits increased 28.5% and 47.6%, respectively, for the nine months ended September 30, 2018 compared to the same prior year period.

Same-facility total net revenue for the nine months ended September 30, 2018 increased $36.9 million, or 2.3%, compared to the same prior year period. On a same-facility basis, admissions increased 0.5% and adjusted admissions decreased 1.4% for the nine months ended September 30, 2018 compared to the same prior year period. Total same-facility surgeries and emergency room visits decreased 1.3% and 2.1% for the nine months ended September 30, 2018 compared to the same prior year period. These same-facility volume-related declines were offset by a 3.7% increase in same-facility net patient revenue per adjusted admission compared to the same prior year period.

Year Ended December 31, 2017

Consolidated total net revenue for the year ended December 31, 2017 increased $896.9 million or 42.6% compared to the prior year. The increase in consolidated total net revenue was due primarily to the acquisitions of LHP on March 13, 2017, Pryor on May 1, 2017 and St. Francis on November 1, 2017. Acquisitions made during the period contributed approximately $833.7 million to the increase in total net revenue. These acquisitions contributed to the volume increases that drove the total net revenue increase for the year ended December 31, 2017 compared to the prior year. For the year ended December 31, 2017, consolidated admissions and adjusted admissions increased 45.2% and 42.8%, respectively, compared to the prior year. On a consolidated basis, net patient revenue per adjusted admission increased 0.1% for the year ended December 31, 2017 compared to the prior year. Consolidated surgeries and emergency room visits increased 30.7% and 60.7%, respectively, compared to the prior year.

Same-facility total net revenue for the year ended December 31, 2017, increased $63.2 million, or 3.0%, compared to the prior year. On a same-facility basis, admissions and adjusted admissions increased 2.9% and 1.3% for the year ended December 31, 2017 compared to the prior year. Total same-facility surgeries and emergency room visits decreased 1.8% and 0.2%, respectively, compared to the prior year. On a same-facility basis, net patient revenue per adjusted admission increased 1.6% compared to the prior year.

The following table provides the sources of our total net revenue by payer:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		Years Ended December 31,
	2018	2017	2018	2017	2017	2016	2015
Medicare	36.4%	35.9%	37.2%	36.8%	35.7%	34.7%	34.8%
Medicaid	10.3%	10.2%	10.6%	10.2%	10.7%	11.8%	11.3%
Other managed care	48.7%	47.5%	44.4%	46.7%	48.7%	49.0%	48.6%
Other	1.3%	4.4%	4.4%	4.3%	2.9%	2.2%	2.6%
Self-pay	1.2%	0.5%	1.5%	0.6%	0.7%	0.8%	0.6%

Net patient service revenue	97.9%	98.5%	98.1%	98.6%	98.7%	98.5%	97.9%
Other revenue	2.1%	1.5%	1.9%	1.4%	1.3%	1.5%	2.1%

Total net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Other Items Impacting Our Company

Epic Implementation (Adoption of EHR Technology and EHR Incentive Income)

HHS has established Medicare and Medicaid incentive programs through which eligible hospitals can receive incentive payments for their adoption and meaningful use of certified EHR technology. Medicaid incentive payments are available for a maximum period of six years ending in 2021; Medicare incentive payments are no longer available. Eligible hospitals that fail to demonstrate meaningful use of certified EHR technology and have not applied and qualified for a hardship exception are subject to reduced reimbursement from Medicare. Eligible healthcare professionals are also subject to positive or negative payment adjustments based, in part, on their use of EHR technology, and components of the program will be carried forward as part of the Merit Based Incentive Payment System developed under Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”).

We recognize incentive reimbursement related to EHR incentive programs as we are able to implement the certified EHR technology and meet the defined “meaningful use criteria,” and information from completed cost report periods is available from which to calculate the incentive reimbursement. The Company reported income, or EHR incentive income, in 2017, 2016 and 2015 related to adoption of certified EHR technology; however, EHR incentive payments are no longer available and, in future periods, if we fail to demonstrate meaningful use of certified EHR technology, we could become subject to penalties.

We are in the process of converting existing facilities that have adopted certified EHR technology to Epic, an integrated information system. As of September 30, 2018, we have invested approximately $160 million since 2016 to implement integrated information systems across 15 of our 31 facilities through our arrangement with Epic. We will continue to integrate the remaining facilities into our Epic platform or enhance certain of our facilities’ current systems to meet future requirements. Our Epic implementation will continue our compliance with meaningful use criteria.

Our results of operations for the three and nine month periods ended September 30, 2018 as well as for the year ended December 31, 2017 have been impacted by the costs associated with implementing the Epic platform. For the three months ended September 30, 2018, we incurred $4.9 million in operating costs related to Epic compared to $12.1 million in the same prior year period. For the nine months ended September 30, 2018, we incurred $37.4 million in operating costs related to Epic compared to $17.6 million in the same prior year period. For the year ended December 31, 2017, we incurred $32.2 million in operating costs related to Epic compared to $5.7 million in the prior year. Our next Epic scheduled go-lives begin in the first quarter of fiscal 2019.

Texas Waiver Program

Texas currently operates its Healthcare Transformation and Quality Improvement Program pursuant to a Medicaid waiver, the Texas Waiver Program. As currently structured, the Texas Waiver Program includes two primary components: an uncompensated care component (“UC component”) and a Delivery System Reform Incentive Payment (“DSRIP”) component, both of which are funded and disbursed on an annual basis. The UC component is designed to assist hospitals and other providers by providing supplemental payments for costs of unreimbursed care to the uninsured and to Medicaid patients. Initiatives under the DSRIP program are designed to provide incentive payments to hospitals and other providers for their investments in delivery system reforms and achievement of related metrics that increase access to healthcare, improve the quality of care and enhance the health of patients and families they serve. In December 2017, CMS approved an extension of this waiver through September 30, 2022, but indicated that it will phase out some of the federal funding. CMS will provide level DSRIP funding for two years, decreased funding for the following two years, and no DSRIP funding beginning October 1, 2021. In addition, the disbursement methodology for UC pool funding will be revised to align with federal policies. Beginning October 1, 2019, Texas will not receive any federal financial participation for UC pool payments until CMS approves revised uncompensated care protocol policies for the state that will govern how hospitals’ uncompensated care entitlement is calculated and the size of the statewide UC pool. It is difficult to predict whether the Texas Waiver Program will be further extended or changed or guarantee that revenues recognized from the program will not decrease.

Total net revenue related to the Texas Waiver Program was $51.0 million and $15.0 million for the nine months ended September 30, 2018 and 2017, respectively. For the years ended December 31, 2017 and 2016, the period August 4 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015, total net revenue related to the Texas Waiver Program was $17.9 million, $30.2 million, $7.9 million and $9.0 million, respectively. Effective June 30, 2016, we changed our revenue recognition policy for the program payments from cash basis to accrual method. This policy is consistent with industry standards and is supported by our ability to estimate amounts earned under the program based on sufficient history of participation since 2013. We recognized an additional $13.3 million in revenue for the year ended December 31, 2016 as a result of this change in our revenue recognition policy for the Texas Waiver Program.

Development Related Costs

As we have made several acquisitions over the years, we have incurred certain costs related to the work surrounding those acquisitions which are included in our results of operations. For the three months ended September 30, 2018, we incurred $3.7 million in development related costs compared to $6.1 million in the same prior year period. For the nine months ended September 30, 2018, we incurred $12.9 million in development related costs compared to $17.5 million in the same prior year period. For the year ended December 31, 2017, we incurred $19.9 million in development related costs compared to $8.1 million for the prior year ended December 31, 2016.

Results of Operations Summary

The following table sets forth, for the periods indicated, results of our operations expressed in dollar terms and as a percentage of total net revenue for the periods presented.

	Three Months Ended September 30,
(dollars in thousands)	2018		2017
	Amount	%	Amount	%
Total net revenue	$1,089,312	100.0%	$782,095	100.0%
Expenses:
Salaries and benefits	507,292	46.6%	367,823	47.0%
Professional fees	145,023	13.3%	107,922	13.8%
Supplies	204,295	18.8%	151,440	19.4%
Rents and leases	19,775	1.8%	16,967	2.2%
Rents and leases, related party	28,765	2.6%	27,701	3.5%
Other operating expenses	94,357	8.6%	62,783	8.0%
Interest expense, net	23,177	2.1%	4,777	0.6%
Interest expense, related party, net	5,169	0.5%	16,435	2.1%
Depreciation and amortization	37,694	3.5%	28,092	3.6%
Other non-operating losses (gains)	(217)	0.0%	(509)	0.0%

Total operating expenses	1,065,330	97.8%	783,431	100.2%

Income (loss) before income taxes	23,982	2.2%	(1,336)	(0.2)%
Income tax expense (benefit)	5,549	0.5%	(3,096)	(0.4)%

Net income	18,433	1.7%	1,760	0.2%
Net income attributable to noncontrolling interests	12,943	1.2%	8,530	1.1%

Net income (loss) attributable to Ardent Health Partners, LLC	$5,490	0.5%	$(6,770)	(0.9)%

The following table provides information on certain drivers of our total net revenue:

	Three Months Ended September 30,
	2018	% Change	2017
Operating Statistics

Consolidated
Total net revenue (in thousands)	$1,089,312	39.3%	$782,095
Hospitals operated (at period end)	31		20
Licensed beds (at period end)	4,718		3,357
Average licensed beds (1)	4,718		3,357
Utilization of licensed beds (2)	45.2%		47.4%
Employed physicians (at period end)	713		474
Admissions (3)	43,326	31.7%	32,896
Adjusted admissions (4)	89,386	35.7%	65,860
Total surgeries	31,049	23.0%	25,248
Emergency room visits	175,062	34.5%	130,122
Net patient revenue per adjusted admission	$11,927	2.0%	$11,698

Same-facility (5)

Total net revenue (in thousands)	$833,665	6.6%	$782,095
Number of same hospitals operated during the entire period presented	20		20
Licensed beds	3,366		3,357
Average licensed beds (1)	3,366		3,357
Utilization of licensed beds (2)	47.6%		47.4%
Employed physicians (at period end)	523		474
Admissions (1)	33,051	0.5%	32,896
Adjusted admissions (2)	66,933	1.6%	65,860
Total surgeries	25,014	(0.9)%	25,248
Emergency room visits	127,523	(2.0)%	130,122
Net patient revenue per adjusted admission	$12,264	4.8%	$11,698

(1)	Average licensed beds represents the total licensed beds divided by the number of days in the period multiplied by the number of days in the period the licensed beds were in existence.
(2)

Utilization of licensed beds represents the inpatient days divided by the number of days in the period divided by average licensed beds. Utilization of licensed beds provides a measure of the utilization of our inpatient facilities.

(3)	Admissions represents the number of patients admitted for inpatient treatment.
(4)

Adjusted admissions is a general measure of combined inpatient and outpatient volume. We compute adjusted admissions by multiplying admissions by gross patient service revenue and then dividing that number by gross inpatient revenue.

(5)

Same-facility information excludes the operations of hospitals and their related facilities that were either acquired, divested or removed from service during the current and prior year. The three month periods ended September 30, 2018 and 2017 exclude the impact of (a) the ETMC Acquisition effective March 1, 2018 and (b) the St. Francis acquisition effective November 1, 2017.

Three Months Ended September 30, 2018 and 2017

Total net revenue — Total consolidated net revenue increased $307.2 million, or 39.3%, for the three months ended September 30, 2018 compared to the same prior year period. The increase in total consolidated net revenue consisted of a 35.7% increase in adjusted admissions and a 2.0% increase in net patient revenue per adjusted admission. The growth in total consolidated net patient service revenue was driven primarily by our acquisitions of St. Francis on November 1, 2017 and UT Health East Texas on March 1, 2018.

On a same-facility basis, total net revenue increased $51.6 million, or 6.6%, for the three months ended September 30, 2018 compared to the same prior year period. The increase in same-facility total net revenue consisted of a 1.6% increase in adjusted admissions and a 4.8% increase in net patient revenue per adjusted admission.

Salaries and benefits — Consolidated salaries and benefits, as a percentage of total net revenue, was 46.6% for the three months ended September 30, 2018 compared to 47.0% for the same prior year period. Salaries and benefits expense was impacted by costs related to the implementation of the Epic platform and development related costs related to work surrounding recent acquisitions. On a same-facility basis and excluding the impact of expenses related to the implementation of the Epic platform and development related expenses, salaries and benefits as a percentage of total net revenue was 45.2% for the three months ended September 30, 2018 compared to 46.5% for the same prior year period. The decrease in salaries and benefits as a percentage of total net revenue for the three months ended September 30, 2018 compared to the same prior year period is due primarily to improved productivity and efficiency across the Company’s facilities.

Professional fees — Consolidated professional fees, as a percentage of total net revenue, was 13.3% for the three months ended September 30, 2018 compared to 13.8% for the same prior year period. Professional fees expense was impacted by costs related to the implementation of the Epic platform and development related costs related to work surrounding recent acquisitions. On a same-facility basis and excluding the impact of expenses related to the implementation of the Epic platform and development related expenses, professional fees as a percentage of total net revenue was 12.8% for the three months ended September 30, 2018 compared 12.6% for the same prior year period.

Supplies — Consolidated supplies, as a percentage of total net revenue, was 18.8% for the three months ended September 30, 2018 compared to 19.4% for the same prior year period. On a same-facility basis, supplies as a percentage of total net revenue was 18.9% for the three months ended September 30, 2018 compared 19.3% for the same prior year period. The decrease in supplies as a percentage of total net revenue is due primarily to effectively managing supply costs during the three month period.

Rents and leases — Consolidated rents and leases, as a percentage of total net revenue, was 1.8% for the three months ended September 30, 2018 compared to 2.2% for the same prior year period.

Rents and leases, related party — Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease, pursuant to which we lease 10 of our facilities. Ventas is a common unit holder that beneficially owns 4.9% of our outstanding membership interests with a representative serving on our board of directors, making Ventas a related party. Rents and leases, related party, as a percentage of total net revenue, was 2.6% for the three months ended September 30, 2018 compared to 3.5% for the same prior year period. The decline as a percentage of total net revenue was due primarily to the reduced impact of REIT lease expense related to the Ventas Master Lease as a percentage of total net revenue due to non-leased facilities acquired.

Other operating expenses — Consolidated other operating expense, as a percentage of total net revenue, was 8.6% for the three months ended September 30, 2018 compared to 8.0% for the same prior year period. Other operating expenses was impacted by costs related to the implementation of the Epic platform and development related costs related to work surrounding recent acquisitions. On a same-facility basis and excluding the impact of expenses related to the implementation of the Epic platform and development related expenses, other operating expenses as a percentage of total net revenue was 8.0% for the three months ended September 30, 2018 compared to 7.6% for the same prior year period.

Interest expense, net — Interest expense, as a percentage of total net revenue, was 2.1% for the three months ended September 30, 2018 compared to 0.6% for the same prior year period. The increase was due primarily to the current period including a full quarter of interest expense related to our $300.0 million unsecured term loan effective March 1, 2018 that was not present in the same prior year period. On June 28, 2018, the $300.0 million unsecured term loan was refinanced as part of the Refinancing Transactions along with other amounts outstanding related to our then existing credit facilities.

Interest expense, related party, net — Interest expense, related party, net consists of interest expense related to long-term debt held by Ventas. Related party interest expense as a percentage of total net revenue was 0.5% for the three months ended September 30, 2018 compared to 2.1% for the same prior year period. The decrease as a percentage of total net revenue was due primarily to the increase in revenue relative to the interest expense of the debt held by Ventas during the two periods. As part of the Refinancing Transactions completed on June 20, 2018, Ventas purchased $200.0 million principal amount of our 9.75% Senior Notes due 2026. The three months ended September 30, 2018 consists of the interest expense related to the $200.0 million amount held by Ventas. The prior year period includes interest expense on a larger amount of debt held by Ventas. Effective March 13, 2017, we borrowed $760.0 million in senior secured credit facilities from Ventas (a $700.0 million senior secured term loan and a revolving credit facility of $60.0 million). These facilities were repaid as part of the Refinancing Transactions on June 28, 2018.

Income tax expense (benefit) — We recorded an income tax benefit of $5.5 million, an effective tax rate of 23.1%, for the three months ended September 30, 2018 based on net income before net income attributable to non-controlling interests compared to benefit of $3.1 million, an effective tax rate of 231.7%, for the same prior year period. Additional factors influencing the Company’s effective tax rate include the federal corporate income tax rate reduction from 35% to 21%, effective January 1, 2018 as included in the Tax Act, passed into law December 22, 2017, and the impact of a valuation allowance applied to certain UT Health subsidiaries which include the EMS operations, acquired March 1, 2018.

Net income (loss) attributable to Ardent Health Partners, LLC — Net income attributable to Ardent Health Partners, LLC was $5.5 million for the three months ended September 30, 2018 compared to a net loss of $6.8 million in the same prior year period. The net income for the three months ended September 30, 2018 was driven primarily by a quarter over quarter reduction in operating costs related to our implementation of the Epic technology platform and the positive impact of our recent acquisitions.

Supplemental Non-GAAP Information

We have included certain financial measures that have not been prepared in a manner that complies with GAAP, including Adjusted EBITDA and Adjusted EBITDAR.

We define these terms as follows:

•

“Adjusted EBITDA” is defined as net income (loss) plus (i) provision for income taxes, (ii) interest expense and (iii) depreciation and amortization expense (or EBITDA), as adjusted to deduct net income attributable to joint venture partners’ noncontrolling interests, and excludes the effects of discontinued operations, other gains (losses), loss on debt extinguishment, transaction-related costs, development expenses and exit costs, expenses incurred in connection with the implementation of Epic, our new integrated health information technology system, EHR incentive income (expense), costs related to the transition to the ICD-10 coding management system, and non-cash unit based compensation expense.

•

“Adjusted EBITDAR” is defined as Adjusted EBITDA further adjusted to add back rent expense payable to REIT, which consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the HackensackUMC Mountainside facility.

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP financial measures used by management and external users of our financial statements, such as investors, analysts, lenders, rating agencies and other interested parties to evaluate companies in our industry. Adjusted EBITDA is a financial measure that is not defined under

GAAP and is presented in this prospectus because our management considers it an important analytical indicator that is commonly used within the healthcare industry to evaluate performance, allocate resources and measure leverage capacity. Further, our management believes that Adjusted EBITDA is a useful financial metric to assess our operating performance from period to period by excluding certain material non-cash items, unusual or non-recurring items that we do not expect to continue in the future and certain other adjustments we believe are not reflective of our ongoing operations and our performance.

Adjusted EBITDAR is a commonly used financial valuation measure by our management, research analysts, investors and other interested parties to evaluate and compare the enterprise value of different companies in our industry. We operate 31 acute care hospitals, 11 of which we lease back from two REITs, Ventas and Medical Properties Trust, Inc., pursuant to long-term lease agreements. Our management views these two long-term lease agreements as more like financing arrangements than true operating leases, with the rent payable to such REITs being similar to interest expense. As a result, our capital structure is different than many of our competitors, especially those whose real estate portfolio is predominately owned and not leased. Excluding the rent payable to such REITs allows investors to compare our enterprise value to those of other healthcare companies without regard to differences in capital structures, leasing arrangements and geographic markets, which can vary significantly among companies. Our management also uses Adjusted EBITDAR as one measure in determining the value of prospective acquisitions or divestitures. Finally, financial covenants in certain of our lease agreements, including the Ventas Master Lease, use Adjusted EBITDAR as a measure of compliance.

Because not all companies use identical calculations, our presentation of non-GAAP measures may not be comparable to other similarly titled measures of other companies.

While we believe these are useful supplemental financial measures for investors and other users of our financial information, you should not consider non-GAAP measures in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDAR have inherent material limitations as performance and valuation measures, respectively, because they add back certain expenses to net income, resulting in those expenses not being taken into account in the applicable financial measure. We have borrowed money, so interest expense is a necessary element of our costs. Because we have material capital and intangible assets, depreciation and amortization expense are necessary elements of our costs. Likewise, the payment of taxes and rent (in the case of Adjusted EBITDAR) are necessary elements of our operations. Because Adjusted EBITDA and Adjusted EBITDAR exclude these and other items, they have material limitations as measures of our performance and valuation, respectively.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to net income, determined in accordance with GAAP for the three months ended September 30, 2018 and 2017:

	Three Months Ended September 30,
(dollars in thousands)	2018	2017
Net income	$18,433	$1,760
Adjusted EBITDA Addbacks:
Income tax expense (benefit)	5,549	(3,096)
Interest expense, net (including related party interest expense)	28,346	21,212
Depreciation and amortization	37,694	28,092
Noncontrolling interest earnings related to JV partners	(12,649)	(8,905)
Other non-operating losses (gains) (a)	(217)	(509)
Development expense and exit costs (b)	3,723	6,139
Epic expenses (c)	4,881	12,060
EHR incentive expense (income)	(200)	(1,085)
Non-cash unit based compensation expense	1,753	723

Adjusted EBITDA	$87,313	$56,391

(a)	Other non-operating losses (gains) represents gains or losses realized on certain asset divestitures.
(b)

Development expenses and exit costs represents third-party professional fees and expenses, salaries, benefits and other internal expenses incurred in connection with potential and completed acquisitions, severance costs related to work force reductions and termination penalties and costs incurred for terminating pre-existing contracts at acquired facilities and other non-operating gains and losses.

(c)

Epic expenses consists of various costs incurred in connection with the implementation of Epic, our new health information technology system. These costs relate primarily to professional fees, salaries and benefits and other expenses related to one-time training and onboarding support costs. They do not include the ongoing costs of the Epic system.

The following table presents a reconciliation of Adjusted EBITDAR to Adjusted EBITDA:

	Three Months Ended September 30,
(dollars in thousands)	2018	2017
Adjusted EBITDA	$87,313	$56,391
Adjusted EBITDAR Addbacks:
Rent expense payable to REIT (d)	31,242	30,134

Adjusted EBITDAR	$118,555	$86,525

(d)

Rent expense payable to REIT consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the lease of the HackensackUMC Mountainside facility.

Nine Months Ended September 30, 2018 and 2017

The following table sets forth, for the periods indicated, results of our operations expressed in dollar terms and as a percentage of total net revenue for the periods presented.

	Nine Months Ended September 30,
(dollars in thousands)	2018		2017
	Amount	%	Amount	%
Total net revenue	$3,069,076	100.0%	$2,152,305	100.0%
Expenses:
Salaries and benefits	1,466,656	47.8%	1,004,751	46.7%
Professional fees	426,992	13.9%	281,245	13.1%
Supplies	584,654	19.0%	416,541	19.3%
Rents and leases	58,229	1.9%	45,751	2.1%
Rents and leases, related party	85,701	2.8%	82,607	3.9%
Other operating expenses	250,772	8.2%	166,594	7.7%
Interest expense, net	46,195	1.5%	13,252	0.6%
Interest expense, related party, net	38,577	1.3%	35,847	1.6%
Depreciation and amortization	109,891	3.6%	76,848	3.6%
Loss on debt extinguishment	47,697	1.5%	—	0.0%
Other non-operating losses (gains)	(156)	0.0%	(824)	0.0%

Total operating expenses	3,115,208	101.5%	2,122,612	98.6%

Income (loss) before income taxes	(46,132)	(1.5)%	29,693	1.4%
Income tax expense (benefit)	(7,191)	(0.2)%	3,217	0.1%

Net income (loss)	(38,941)	(1.3)%	26,476	1.3%
Net income attributable to noncontrolling interests	31,599	1.0%	25,955	1.3%

Net income (loss) attributable to Ardent Health Partners, LLC	$(70,540)	(2.3)%	$521	0.0%

The following table provides information on certain drivers of our total net revenue:

	Nine Months Ended September 30,
	2018	% Change	2017
Operating Statistics

Consolidated
Total net revenue (in thousands)	$3,069,076	42.6%	$2,152,305
Hospitals operated (at period end)	31		20
Licensed beds (at period end)	4,718		3,357
Average licensed beds (1)	4,508		3,054
Utilization of licensed beds (2)	46.5%		48.8%
Employed physicians (at period end)	713		474
Admissions (3)	125,050	37.7%	90,809
Adjusted admissions (4)	253,644	40.3%	180,770
Total surgeries	90,010	28.5%	70,055
Emergency room visits	505,681	47.6%	342,629
Net patient revenue per adjusted admission	$11,870	1.1%	$11,740

Same-facility (5)

Total net revenue (in thousands)	$1,654,297	2.3%	$1,617,371
Number of same hospitals operated during the entire period presented	14		14
Licensed beds	2,231		2,228
Average licensed beds (1)	2,231		2,228
Utilization of licensed beds (2)	50.5%		49.5%
Employed physicians (at period end)	523		355
Admissions (1)	67,028	0.5%	66,672
Adjusted admissions (2)	131,502	(1.4)%	133,307
Total surgeries	53,724	(1.3)%	54,414
Emergency room visits	218,477	(2.1)%	223,265
Net patient revenue per adjusted admission	$12,372	3.7%	$11,934

(1)	Average licensed beds represents the total licensed beds divided by the number of days in the period multiplied by the number of days in the period the licensed beds were in existence.
(2)

Utilization of licensed beds represents the inpatient days divided by the number of days in the period divided by average licensed beds. Utilization of licensed beds provides a measure of the utilization of our inpatient facilities.

(3)	Admissions represents the number of patients admitted for inpatient treatment.
(4)

Adjusted admissions is a general measure of combined inpatient and outpatient volume. We compute adjusted admissions by multiplying admissions by gross patient service revenue and then dividing that number by gross inpatient revenue.

(5)

Same-facility information excludes the operations of hospitals and their related facilities that were either acquired, divested or removed from service during the current and prior year. The nine months ended September 30, 2018 and 2017 exclude the impact of (a) the ETMC acquisition effective March 1, 2018, (b) the St. Francis acquisition effective November 1, 2017, (c) the assumption of operations related to Pryor effective May 1, 2017, and (d) the LHP acquisition effective March 13, 2017.

Nine Months Ended September 30, 2018 and 2017

Total net revenue — Total consolidated net revenue increased $916.8 million, or 42.6%, for the nine months ended September 30, 2018 compared to the same prior year period. The increase in total consolidated net revenue consisted of a 40.3% increase in adjusted admissions and a 1.1% increase in net patient revenue per adjusted admission. The growth in total consolidated net patient service revenue was driven primarily by our acquisitions of St. Francis on November 1, 2017 and UT Health East Texas on March 1, 2018.

On a same-facility basis, total net revenue increased $36.9 million, or 2.3%, for the nine months ended September 30, 2018 compared to the same prior year period. The increase in same-facility total net revenue consisted of a 1.4% decline in adjusted admissions offset by a 3.7% increase in net patient revenue per adjusted admission.

Salaries and benefits — Consolidated salaries and benefits, as a percentage of total net revenue, was 47.8% for the nine months ended September 30, 2018 compared to 46.7% for the same prior year period. Salaries and benefits expense was impacted by costs related to the implementation of the Epic platform and development related costs related to work surrounding recent acquisitions. On a same-facility basis and excluding the impact of expenses related to the implementation of the Epic platform and development related expenses, salaries and benefits as a percentage of total net revenue was 48.2% for the nine months ended September 30, 2018 compared to 47.1% for the same prior year period. The increase in salaries and benefits as a percentage of total net revenue was due primarily to our continued investment in our employed physician infrastructure and strategy. On a same-facility basis, the number of employed physicians increased to 523 as of September 30, 2018 compared to 355 as of September 30, 2017.

Professional fees — Consolidated professional fees, as a percentage of total net revenue, was 13.9% for the nine months ended September 30, 2018 compared to 13.1% for the same prior year period. Professional fees expense was impacted by costs related to the implementation of the Epic platform and development related costs related to work surrounding recent acquisitions. On a same-facility basis and excluding the impact of expenses related to the implementation of the Epic platform and development related expenses, professional fees as a percentage of total net revenue was 10.7% for the nine months ended September 30, 2018 compared 11.2% for the same prior year period. The decrease in professional fees as a percentage of total net revenue compared to the prior year period was due primarily to a decline in outsourced professional and physician services.

Supplies — Consolidated supplies, as a percentage of total net revenue, was 19.0% for the nine months ended September 30, 2018 compared to 19.3% for the same prior year period. On a same-facility basis, supplies as a percentage of total net revenue was 20.2% for the nine months ended September 30, 2018 compared 19.9% for the same prior year period. The increase in supplies margin on a year-to-date was due primarily to an increase in drug and implant costs.

Rents and leases — Consolidated rents and leases, as a percentage of total net revenue, was 1.9% for the nine months ended September 30, 2018 compared to 2.1% for the same prior year period.

Rents and leases, related party — Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease, pursuant to which we lease 10 of our facilities. Ventas is a common unit holder that beneficially owns 4.9% of our outstanding membership interests with a representative serving on our board of directors, making Ventas a related party. Rents and leases, related party, as a percentage of total net revenue, was 2.8% for the nine months ended September 30, 2018 compared to 3.9% for the same prior year period. The decline was due primarily to the reduced impact of REIT lease expense related to the Ventas Master Lease as a percentage of total net revenue due to non-leased facilities acquired.

Other operating expenses — Consolidated other operating expense, as a percentage of total net revenue, was 8.2% for the nine months ended September 30, 2018 compared to 7.7% for the same prior year period. Other operating expenses was impacted by costs related to the implementation of the Epic platform and development related costs related to work surrounding recent acquisitions. On a same-facility basis and excluding the impact of expenses related to the implementation of the Epic platform and development related expenses, other operating expenses as a percentage of total net revenue was 7.2% for the nine months ended September 30, 2018 compared to 7.3% for the same prior year period.

Interest expense, net — Interest expense, as a percentage of total net revenue, was 1.5% for the nine months ended September 30, 2018 compared to 0.6% for the same prior year period. The increase was due primarily to the current period including four months of interest expense related to our $300.0 million unsecured term loan effective March 1, 2018 that was not present in the same prior year period. On June 28, 2018, the $300.0 million unsecured term loan was refinanced as part of the Refinancing Transactions along with other amounts outstanding related to our then existing credit facilities.

Interest expense, related party, net — Interest expense, related party, net consists of interest expense related to long-term debt held by Ventas. Related party interest expense as a percentage of total net revenue was 1.3% for the nine months ended September 30, 2018 compared to 1.6% for the same prior year period. The decrease as a percentage of total net revenue was due primarily to the increase in revenue relative to the interest expense of the debt held by Ventas during the two periods. Effective March 13, 2017, we borrowed $760.0 million in senior secured credit facilities from Ventas (a $700.0 million senior secured term loan and a revolving credit facility of $60.0 million). These facilities were repaid as part of the Refinancing Transactions on June 28, 2018. As part of the Refinancing Transactions, Ventas purchased $200.0 million principal amount of our 9.75% Senior Notes due 2026.

Loss on extinguishment of debt — On June 28, 2018, we completed the Refinancing Transactions. In connection with the Refinancing Transactions, we incurred a loss on the extinguishment of debt totaling $47.7 million. The loss on extinguishment of debt included the write-off of $15.6 million in existing deferred financing costs, $10.8 million in redemption premiums, and $21.3 million in creditor and other costs.

Income tax expense (benefit) — We recorded an income tax benefit of $7.2 million, an effective tax rate of 15.5%, for the nine months ended September 30, 2018 based on net income before net income attributable to non-controlling interests compared to an expense of $3.2 million, an effective tax rate of 10.8%, for the same prior year period. The Company’s effective tax rate is expected to fluctuate based on the net income attributable to non-controlling interests from period to period. Additional factors influencing the Company’s effective tax rate include the federal corporate income tax rate from 35% to 21%, effective January 1, 2018 as included in the Tax Act, passed into law December 22, 2017, and the impact of a valuation allowance applied to certain UT Health subsidiaries which include the EMS operations, acquired March 1, 2018.

Net income (loss) attributable to Ardent Health Partners, LLC — Net loss attributable to Ardent Health Partners, LLC was $70.5 million for the nine months ended September 30, 2018. The net loss for the nine months ended September 30, 2018 was driven primarily by (1) the loss on extinguishment of debt of $47.7 million incurred as part of the Refinancing Transactions, (2) an increase in interest expense of $35.7 million compared to the nine months ended September 30, 2017 due primarily to our $300.0 million unsecured term loan that was not present in the same prior year period and was refinanced as part of the Refinancing Transactions and (3) an increase in operating costs of approximately $19.8 million during the nine months ended September 30, 2018 over the same prior year period related to our continued implementation of the Epic technology platform. These costs were offset, in part, by an income tax benefit during the period as well as the positive impact of our recent acquisitions.

Supplemental Non-GAAP Information

See “Results of Operations Summary — Three Months Ended September 30, 2018 and 2017 — Supplemental Non-GAAP Information” for a description of how we use Adjusted EBITDA and Adjusted EBITDAR, why we believe these measures are useful to our management, investors and others and other important information regarding these measures.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to net income (loss), determined in accordance with GAAP for the nine months ended September 30, 2018 and 2017:

	Nine Months Ended September 30,
(dollars in thousands)	2018	2017
Net income (loss)	$(38,941)	$26,476
Adjusted EBITDA Addbacks:
Income tax expense (benefit)	(7,191)	3,217
Interest expense, net (including related party interest expense)	84,772	49,099
Depreciation and amortization	109,891	76,848
Noncontrolling interest earnings related to JV partners	(35,525)	(25,925)
Other non-operating losses (gains) (a)	(156)	(824)
Loss on debt extinguishment	47,697	—
Development expense and exit costs (b)	12,851	17,525
Epic expenses (c)	37,406	17,621
EHR incentive expense (income)	41	(1,284)
ICD-10 costs (d)	—	16
Non-cash unit based compensation expense	3,203	1,973

Adjusted EBITDA	$214,048	$164,742

(a)	Other non-operating losses (gains) represents gains or losses realized on certain asset divestitures.
(b)

Development expenses and exit costs represents third-party professional fees and expenses, salaries, benefits and other internal expenses incurred in connection with potential and completed acquisitions, severance costs related to work force reductions and termination penalties and costs incurred for terminating pre-existing contracts at acquired facilities and other non-operating gains and losses.

(c)

Epic expenses consists of various costs incurred in connection with the implementation of Epic, our new health information technology system. These costs relate primarily to professional fees, salaries and benefits and other expenses related to one-time training and onboarding support costs. They do not include the ongoing costs of the Epic system.

(d)	ICD-10 costs represent costs related to the transition to the ICD-10 coding management system, which required the use of new diagnosis coding for all inpatient medical reporting requirements by CMS.

The following table presents a reconciliation of Adjusted EBITDAR to Adjusted EBITDA:

	Nine Months Ended September 30,
(dollars in thousands)	2018	2017
Adjusted EBITDA	$214,048	$164,742
Adjusted EBITDAR Addbacks:
Rent expense payable to REIT (e)	93,133	88,003

Adjusted EBITDAR	$307,181	$252,745

(e)

Rent expense payable to REIT consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the lease of the HackensackUMC Mountainside facility.

Years Ended December 31, 2017 and 2016 and the periods from August 4, 2015 to December 31, 2015 (Successor) and January 1, 2015 to August 3, 2015 (Predecessor)

The following table summarizes certain statements of operations items for each of the two years ended December 31, 2017 and 2016 and the periods from August 4, 2015 to December 31, 2015 (Successor) and

January 1, 2015 to August 3, 2015 (Predecessor). The table also shows the percentage relationship to revenue for the periods included:

					Successor		Predecessor
	Years Ended December 31,				August 4, 2015 to December 31,		January 1, 2015 to August 3, 2015
	2017		2016		2015		2015
(dollars in thousands)	Amount	%	Amount	%	Amount	%	Amount	%
Total net revenue	$3,002,076	100.0%	$2,105,216	100.0%	$849,585	100.0%	$1,179,787	100.0%
Expenses:
Salaries and benefits	1,386,877	46.2%	981,232	46.6%	387,015	45.6%	538,294	45.6%
Professional fees	407,987	13.6%	259,993	12.3%	103,322	12.2%	141,049	12.0%
Supplies	584,177	19.5%	417,711	19.8%	174,498	20.5%	246,594	20.9%
Rents and Leases	63,697	2.1%	42,311	2.0%	18,194	2.1%	25,587	2.2%
Rents and Leases, related party	110,869	3.7%	98,444	4.7%	29,134	3.4%	—	0.0%
Other operating expenses	218,715	7.3%	149,259	7.1%	59,332	7.0%	90,443	7.7%
Interest expense, net	18,266	0.7%	26,946	1.3%	18,637	2.2%	45,356	3.8%
Interest expense, related party, net	52,470	1.7%	–	0.0%	–	0.0%	—	0.0%
Depreciation and amortization	109,529	3.6%	71,511	3.4%	39,680	4.7%	50,197	4.3%
Transaction-related costs	–	0.0%	23,716	1.1%	17,120	2.0%	15,845	1.3%
Loss on debt extinguishment	–	0.0%	–	0.0%	–	0.0%	22,960	1.9%
EHR incentive income	(1,549)	(0.1)%	(3,229)	(0.2)%	(3,674)	(0.4)%	(3,428)	(0.3)%
Other non-operating losses (gains)	395	0.0%	(7,051)	(0.3)%	–	0.0%	(31,584)	(2.7)%

Total operating expenses	2,951,433	98.3%	2,060,843	97.9%	843,258	99.3%	1,141,313	96.7%

Income before income taxes	50,643	1.7%	44,373	2.1%	6,327	0.7%	38,474	3.3%
Income tax expense	49,869	1.7%	8,021	0.4%	1,058	0.1%	62,870	5.3%

Net income (loss)	774	0.0%	36,352	1.7%	5,269	0.6%	(24,396)	(2.0)%
Net income attributable to noncontrolling interests	36,422	1.2%	21,751	1.0%	8,358	1.0%	18,879	1.6%

Net income (loss) attributable to Ardent Health Partners, LLC	(35,648)	(1.2)%	14,601	0.7%	(3,089)	(0.5)%	(43,275)	(3.6)%
Accrued preferred dividends	—	0.0%	—	0.0%	—	0.0%	6,123	0.5%

Net income (loss) attributable to common members	$(35,648)	(1.2)%	$14,601	0.7%	$(3,089)	(0.5)%	$(49,398)	(4.1)%

The following table provides information on certain drivers of our total net revenue:

				Successor	Predecessor
	Year Ended December 31,			August 4, 2015 to December 31,	January 1, 2015 to August 3, 2015
	2017	% Change	2016	2015	2015

Operating Statistics

Consolidated
Total net revenue (in thousands)	$3,002,076	42.6%	$2,105,216	$849,585	$1,179,787
Hospitals operated (at period end)	21		14	14	14
Licensed beds (at period end)	3,735		2,224	2,224	2,224
Average licensed beds (1)	3,194		2,224	2,224	2,224
Utilization of licensed beds (2)	48.2%		48.5%	48.5%	48.5%
Employed physicians (at period end)	499		326	317	317
Admissions (3)	125,252	45.2%	86,248	35,168	49,514
Adjusted Admissions (4)	249,239	42.8%	174,586	70,189	97,149
Surgeries	97,494	30.7%	74,576	31,100	43,601
ER visits	476,461	60.7%	296,401	119,708	170,848
Net patient service revenue per adjusted admission	$11,883	0.1%	$11,875	$11,923	$11,827

Same-Facility (5)
Total net revenue (in thousands)	$2,168,338	3.0%	$2,105,216	$849,585	$1,179,787
Number of same hospitals operated during the entire period presented	14		14	14	14
Licensed beds (at period end)	2,228		2,224	2,224	2,224
Average licensed beds (1)	2,231		2,224	2,224	2,224
Utilization of licensed beds (2)	49.5%		48.5%	48.5%	48.5%
Employed physicians (at period end)	345		326	317	317
Admissions (3)	88,758	2.9%	86,248	35,168	49,514
Adjusted Admissions (4)	176,802	1.3%	174,586	70,189	97,149
Surgeries	73,264	(1.8)%	74,576	31,100	43,601
ER visits	295,670	(0.2)%	296,401	119,708	170,848
Net patient service revenue per adjusted admission	$12,069	1.6%	$11,875	$11,923	$11,827

(1)	Average licensed beds represents the total licensed beds divided by the number of days in the period multiplied by the number of days in the period the licensed beds were in existence.
(2)

Utilization of licensed beds represents the inpatient days divided by the number of days in the period divided by average licensed beds. Utilization of licensed beds provides a measure of the utilization of our inpatient facilities.

(3)	Admissions represents the number of patients admitted for inpatient treatment.
(4)

Adjusted admissions is a general measure of combined inpatient and outpatient volume. We compute adjusted admissions by multiplying admissions by gross patient service revenue and then dividing that number by gross inpatient revenue.

(5)	Same-facility information excludes the operations of hospitals and their related facilities that were either acquired, divested or removed from service during the current and prior year.

Years Ended December 31, 2017 and 2016

Total net revenue — Consolidated total net revenue increased $896.9 million, or 42.6%, for the year ended December 31, 2017 compared to the prior year. The increase in consolidated total net revenue was due primarily to the acquisitions of LHP on March 13, 2017, Pryor on May 1, 2017 and St. Francis on November 1, 2017. Acquisitions contributed approximately $833.7 million to the increase in total net revenue.

Consolidated net patient service revenue increased $888.4 million, or 42.8%, for the year ended December 31, 2017 compared to the prior year. On a same-facility basis, net patient service revenue increased 2.9% compared to the prior year. The growth in same-facility net patient service revenue consisted of a 1.3% increase in adjusted admissions and a 1.6% increase in net patient service revenue per adjusted admission.

Salaries and benefits — Consolidated salaries and benefits, as a percentage of total net revenue, was 46.2% for the year ended December 31, 2017 compared to 46.6% for the prior year. Salaries and benefits for the year ended December 31, 2017 was impacted by costs related to the Epic implementation. On a same-facility basis and excluding costs related to Epic, salaries and benefits as a percentage of total net revenue was 47.4% for the year ended December 31, 2017 compared to 47.3% in the prior year. The remaining increase was due primarily to our investment in our physician operations, as evidenced by the increase in our employed physicians.

Professional fees — Consolidated professional fees, as a percentage of total net revenue, was 13.6% for the year ended December 31, 2017 compared to 12.3% for the prior year. Professional fees for the year ended December 31, 2017 was impacted by costs related to the Epic implementation. On a same-facility basis and excluding costs related to Epic, professional fees as a percentage of total net revenue was 11.4% for the year ended December 31, 2017 compared to 12.1% in the prior year. The decrease in professional fees was due primarily to reductions in outsourced physician practices and general purchased services.

Supplies — Consolidated supplies, as a percentage of total net revenue, was 19.5% for the year ended December 31, 2017 compared to 19.8% in the prior year. On a same-facility basis, supplies, as percentage of total revenue, was 20.0% for the year ended December 31, 2017 compared to 19.8% for the prior year.

Rents and leases — Rents and leases, as a percentage of total net revenue, was 2.1% for the year ended December 31, 2017 compared to 2.0% for the prior year.

Rents and leases, related party — Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease, pursuant to which we lease 10 of our facilities. Ventas is a common unit holder that beneficially owns 4.9% of our outstanding membership interests with a representative serving on our board of directors, making Ventas a related party. Rents and leases, related party, as a percentage of total net revenue was 3.7% for the year ended December 31, 2017 compared to 4.7% for the prior year. The decline was due primarily to the reduced impact of REIT lease expense related to the Ventas Master Lease as a percentage of total net revenue due to non-leased facilities acquired.

Other operating expenses — Consolidated other operating expenses, as a percentage of total net revenue, was 7.3% for the year ended December 31, 2017 compared to 7.1% for the prior year. Other operating expenses fees for the year ended December 31, 2017 was impacted by costs related to the Epic implementation. On a same-facility basis and excluding the impact of costs related to Epic, other operating expenses, as a percentage of total net revenue, was 7.1% for both the years ended December 31, 2017 and 2016.

Interest expense, net — Interest expense, net, as a percentage of total net revenue, was 0.7% for the year ended December 31, 2017 compared to 1.3% for the prior year. The decrease in interest expense, net was due primarily to the increase in revenue related to our acquisition of LHP in March 2017. We borrowed $700.0 million under a senior secured term loan facility from Ventas for the acquisition of LHP. See “Interest expense, related party, net” below.

Interest expense, related party, net — Interest expense, related party, net consists of interest expense related to long-term debt held by Ventas. Related party interest expense as a percentage of total net revenue was 1.7% for the year ended December 31, 2017 compared to no related party interest expense in the prior year. The increase in interest expense, related party, net was due to the acquisition of LHP in March 2017. As part of closing the LHP acquisition, we borrowed $700.0 million under a term loan facility and from Ventas which incurred additional interest expense compared to the prior year.

Depreciation and amortization — Depreciation and amortization, as a percentage of total net revenue, was 3.6% for the year ended December 31, 2017 compared to 3.4% for the prior year.

Transaction-related costs — There were no transaction-related expenses for the year ended December 31, 2017 compared to $23.7 million for the prior year. As part of the Ventas and Recapitalization Transactions in 2015, amounts were paid to various members of management in order to retain these individuals subsequent to the 2015 recapitalization. These amounts were amortized over the required retention period. There was no expense related to these costs in 2017 as the retention period had expired.

EHR incentive income — EHR incentive income, as a percentage of total net revenue, was (0.1%) for the year ended December 31, 2017 compared to (0.2%) for the prior year. The decrease is related to the timing of our hospitals completing the implementation of and demonstrating meaningful use of certified technology.

Other non-operating gains (losses) — For the year ended December 31, 2017, we had a loss on divestitures of $0.4 million compared to a $7.1 million gain for the prior year. For the year ended December 31, 2016, we recognized a $5.9 million gain on the divestiture of BSA Health System’s home health and hospice operations and also recognized a $1.1 million gain on the sale of real estate assets.

Income tax expense — Income tax expense, as a percentage of total net revenue, was 1.7% for the year ended December 31, 2017 compared to 0.4% in the prior year. The effective tax rates were 98.4% for the year ended December 31, 2017 and 18.1% for the year ended December 31, 2016 based on net pre-tax income attributable to Ardent Health Partners, LLC. Our 2017 effective tax rate was unfavorably impacted by a $46.3 million charge to revalue deferred tax assets and liabilities to reflect the tax rates to be in effect when realized. The revaluation was required as a result of the Tax Act, which reduced the federal corporate income tax rate to 21% from 35%, effective January 1, 2018. Our 2017 tax rate was additionally impacted by a tax benefit of $13.4 million for income attributable to noncontrolling interests, which is not taxable to us. Excluding the effects of the change in the federal tax rate and noncontrolling interests, our effective tax rate would have been 33.5%. For the year ended December 31, 2016, the tax benefit for noncontrolling interests was 16.5%. Excluding the impact of this item, our effective tax rate would have been 34.6%.

Year Ended December 31, 2016 (Successor) and the period from August 4, 2015 to December 31, 2015 (Successor)

The following discussion compares two Successor periods, a full twelve month period (the year ended December 31, 2016) to a five month period (the period from August 4, 2015 to December 31, 2015). The discussion of expenses is based on a percentage of total net revenue for each of those periods.

Total net revenue — Consolidated total net revenue was $2.1 billion for the year ended December 31, 2016. Total net revenue for the period from August 4, 2015 to December 31, 2015 (Successor) was $849.6 million.

During the year ended December 31, 2016, we changed our revenue recognition policy for the Texas Waiver Medicaid Program to recognize this revenue on the accrual basis rather than on the cash basis as we had sufficient history to make reliable estimates. Revenue attributable to the Texas Medicaid Waiver Program increased $13.3 million for the year ended December 31, 2016. Additionally, during the year ended December 31, 2016, final settlements of Medicare, Medicaid and other third-party payer programs increased $6.0 million compared to the prior year.

Salaries and benefits — Consolidated salaries and benefits, as a percentage of total net revenue, was 46.6% for the year ended December 31, 2016 compared to 45.6% for the period from August 4, 2015 to December 31,

2015 (Successor). The increase in salaries and benefits as a percentage of total net revenue was primarily related to our continued investment in the infrastructure for our physician operations and an increase in employee healthcare costs.

Professional fees — Consolidated professional fees, as a percentage of total net revenue, was 12.3% for the year ended December 31, 2016 compared to 12.2% for the period from August 4, 2015 to December 31, 2015 (Successor).    During the year ended December 31, 2016, development related expenses increased $6.8 million compared to the period from August 4, 2015 to December 31, 2015 (Successor). Excluding development related expenses, professional fees as a percentage of total net revenue was 12.0% for both the year ended December 31, 2016 and the period from August 4, 2015 to December 31, 2015 (Successor).

Supplies — Consolidated supplies, as a percentage of total net revenue, was 19.8% for the year ended December 31, 2016 compared to 20.5% for the period from August 4, 2015 to December 31, 2015 (Successor). The decrease in supplies as a percentage of total net revenue was primarily attributed to cost reduction initiatives.

Rents and leases — Consolidated rents and leases, as a percentage of total net revenue, was 2.0% for the year ended December 31, 2016 compared to 2.1% for the period from August 4, 2015 to December 31, 2015 (Successor).

Rents and leases, related party — Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease, pursuant to which we lease 10 of our facilities. Ventas is a common unit holder that beneficially owns 4.9% of our outstanding membership interests with a representative serving on our board of directors, making Ventas a related party. Rents and leases, related party, as a percentage of total net revenue was 4.7% for the year ended December 31, 2016 compared to 3.4% for the period August 4, 2015 to December 31, 2015 (Successor). The increase was due to the inclusion during the year ended December 31, 2016 of an additional facility subject to the Ventas Master Lease.

Other operating expenses — Consolidated other operating expenses, as a percentage of total net revenue, was 7.1% for the year ended December 31, 2016 compared to 7.0% for the period from August 4, 2015 to December 31, 2015 (Successor).

Interest expense, net — Consolidated interest expense, net, as a percentage of total net revenue, was 1.3% for the year ended December 31, 2016 compared to 2.2% for the period from August 4, 2015 to December 31, 2015 (Successor). This decrease was primarily due to the increase in revenue against a relatively fixed cost under our debt agreements. The year ended December 31, 2016 includes a full year’s impact of a $631.0 million net reduction in debt resulting from the Recapitalization and Ventas Transactions. During the Predecessor period January 1, 2015 to August 3, 2015, $874.5 million of debt was repaid and with the formation of the Successor, $265.0 million of new debt was incurred.

Depreciation and amortization — Consolidated depreciation and amortization, as a percentage of total net revenue, was 3.4% for the year ended December 31, 2016 compared to 4.7% for the period from August 4, 2015 to December 31, 2015 (Successor). The decrease was primarily due to the increase in revenue during the year ended December 31, 2016 as well as a decline in depreciation expense for software items as they became fully depreciated during the year.

Transaction-related costs — Transaction-related costs was $23.7 million for the year ended December 31, 2016 compared to $17.1 million for the period from August 4, 2015 to December 31, 2015 (Successor), and was primarily incurred in connection with the Ventas Transaction. Upon completion of the Ventas Transaction, we paid $41.0 million in a retention payout to various members of management in exchange for a one-year employment commitment. This expense was recognized over the twelve month employment commitment period, resulting in an expense of $17.1 million from August 4, 2015 to December 31, 2015 (Successor) and $23.7 million for the year ended December 31, 2016.

EHR incentive income — EHR incentive income was $3.2 million for the year ended December 31, 2016 compared to $3.7 million for the period from August 4, 2015 to December 31, 2015 (Successor). This income was related to the timing of our hospitals completing the adoption, implementation of and demonstrating meaningful use of certified EHR technology.

Other non-operating gains — Other non-operating gains were $7.1 million for the year ended December 31, 2016. There were no non-operating gains or losses for the period from August 4, 2015 to December 31, 2015 (Successor). During the year ended December 31, 2016, we recognized a $5.9 million gain on the divestiture of BSA Health Systems home health and hospice operations and also recognized a $1.1 million gain on the sale of real estate assets.

Income tax expense — Income tax expense, as a percentage of total net revenue, was 0.4% for the year ended December 31, 2016 compared to 0.1% for the period from August 4, 2015 to December 31, 2015 (Successor). Our effective tax rate was 18.1% for 2016 compared to 16.7% for the period from August 4, 2015 to December 31, 2015 (Successor) based on pre-tax income attributable to Ardent Health Partners, LLC. For the year ended December 31, 2016, the effective tax rate is reduced by 16.5% for the impact of net income attributable to noncontrolling interests, which is not taxable to us. Excluding this item, the effective tax rate for 2016 would have been 34.6%.

Period from August 4, 2015 to December 31, 2015 (Successor) and the period from January 1, 2015 to August 3, 2015 (Predecessor)

Total net revenue — Consolidated total net revenue was $849.6 million for the period from August 4, 2015 to December 31, 2015 (Successor) compared to $1.18 billion for the period from January 1, 2015 to August 3, 2015 (Predecessor). The change in revenue between the Successor and Predecessor periods was due primarily to the Successor period being a five month period compared to the Predecessor period being a seven month period.

Salaries and benefits — Consolidated salaries and benefits, as a percentage of total net revenue, was 45.6% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 45.6% for the period January 1, 2015 to August 3, 2015 (Predecessor).

Professional fees — Consolidated professional fees, as a percentage of total net revenue, was 12.2% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 12.0% for the period January 1, 2015 to August 3, 2015 (Predecessor).

Supplies — Consolidated supplies, as a percentage of total net revenue, was 20.5% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 20.9% for the period January 1, 2015 to August 3, 2015 (Predecessor). The decrease in supplies as a percentage of total net revenue was primarily attributed to certain cost reduction initiatives implemented during the Successor period as compared to the Predecessor period.

Rents and leases — Consolidated rents and leases, as a percentage of total net revenue, was 2.1% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 2.2% for the period January 1, 2015 to August 3, 2015 (Predecessor).

Rents and leases, related party — Rents and leases, related party consists of REIT lease expense related to the Ventas Master Lease, pursuant to which we lease certain of our facilities. Rents and leases, related party, as a percentage of total net revenue was 3.4% for the period August 4, 2015 to December 31, 2015 (Successor) compared to 0.0% in the period January 1, 2015 to August 3, 2015 (Predecessor). The increase as a percentage of total net revenue was due to the timing of rent related to Ventas Master Lease Agreement, which became effective August 4, 2015 and whereby we lease certain of our hospitals from Ventas. Ventas is a common unit holder that beneficially owns 4.9% of our outstanding membership interests with a representative serving on our board of directors, making Ventas a related party.

Other operating expenses — Consolidated other operating expenses, as a percentage of total net revenue, was 7.0% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 7.7% for the period January 1, 2015 to August 3, 2015 (Predecessor). The decline in other operating expenses as a percentage of total net revenue was due primarily to cost reduction initiatives implemented during the Successor period.

Interest expense, net — Interest expense, net, as a percentage of total net revenue, was 2.2% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 3.8% for the period January 1, 2015 to August 3, 2015 (Predecessor). During the Predecessor period January 1, 2015 to August 3, 2015, $874.5 million of debt was repaid and with the formation of the Successor, $265.0 million of new debt was incurred.

Depreciation and amortization — Depreciation and amortization, as a percentage of total net revenue, was 4.7% for the period from August 4, 2015 to December 31, 2015 (Successor) compared to 4.3% for the period January 1, 2015 to August 3, 2015 (Predecessor).

Transaction-related costs — Transaction-related costs were $17.1 million for the period August 4, 2015 to December 31, 2015 (Successor) and $15.8 million for the period January 1, 2015 to August 3, 2015 (Predecessor). Upon completion of the Ventas Transaction, we paid $41.0 million in a retention payout to various members of management in exchange for a one-year employment commitment. This expense was recognized over the twelve-month employment commitment period, resulting in an expense of $17.1 million from August 4, 2015 to December 31, 2015 (Successor). We incurred $15.8 million of transaction-related costs in the Predecessor period were costs incurred in connection with the Ventas Transaction.

Loss on extinguishment of debt — Loss on extinguishment of debt was $23.0 million during the period January 1, 2015 to August 3, 2015 (Predecessor). This loss was incurred as part of the repayment of $874.5 million in debt with the formation of the Successor.

EHR incentive income — EHR incentive income was $3.7 million for the period from August 4, 2015 to December 31, 2015 (Successor) and $3.4 million for the period January 1, 2015 to August 3, 2015 (Predecessor). This income in both periods was related to the timing of our hospitals completing the adoption, implementation of and demonstrating meaningful use of certified EHR technology.

Other non-operating gains — There were no non-operating gains or losses for the period from August 4, 2015 to December 31, 2015 (Successor). Other gains were $31.6 million during the period January 1, 2015 to August 3, 2015 (Predecessor) and consists of a $2.5 million gain related to the sale of our retail pharmacy locations as well as a $29.1 million gain recognized from the sale of our real estate to Ventas on August 4, 2015.

Income tax expense — Income tax expense, as a percentage of total net revenue, was 0.1% period from August 4, 2015 to December 31, 2015 (Successor) compared to 5.3% for the period January 1, 2015 to August 3, 2015 (Predecessor). Our effective tax rate was 16.7% for the period August 4, 2015 to December 31, 2015 (Successor) compared to 163.8% for the period from January 1, 2015 to August 3, 2015 (Predecessor). The change in the effective tax rate was due primarily to a federal valuation allowance tax expense and a permanent tax benefit that were primarily the result of the reorganization transaction that occurred on August 4, 2015.

Accrued preferred dividends – Accrued preferred dividends were $6.1 million during the period January 1, 2015 to August 3, 2015 (Predecessor). As a result of the Recapitalization Transaction, the Predecessor was required to redeem all redeemable preferred units and the associated accrued dividends. The Successor has not issued any redeemable preferred units.

Supplemental Non-GAAP Information

See “Results of Operations Summary — Three Months Ended September 30, 2018 and 2017 — Supplemental Non-GAAP Information” for a description of how we use Adjusted EBITDA and Adjusted EBITDAR, why we believe these measures are useful to our management, investors and others and other important information regarding these measures.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDAR to net income (loss), determined in accordance with GAAP for the years ended December 31, 2017, 2016 and for the periods from August 4, 2015 to December 31, 2015 (Successor) and January 1, 2015 to August 3, 2015 (Predecessor):

	Successor			Predecessor
	Year Ended December 31,		August 4, 2015 to December 31,	January 1, 2015 to August 3,
(dollars in thousands)	2017	2016	2015	2015
Net income (loss)	$774	$36,352	$5,269	$(24,396)
Adjusted EBITDA Addbacks:
Income tax expense (benefit)	49,869	8,021	1,058	62,870
Interest expense, net (including related party interest expense)	70,736	26,946	18,637	45,356
Depreciation and amortization	109,529	71,511	39,680	50,197
Noncontrolling interest earnings related to JV partners	(38,354)	(20,941)	(8,574)	(10,110)
Other non-operating losses (gains) (a)	395	(7,051)	—	(31,584)
Loss on debt extinguishment	—	—	—	22,960
Transaction-related costs (b)	—	23,716	17,120	15,845
Development expense and exit costs (c)	19,885	8,125	1,336	823
Epic expenses (d)	32,244	5,668	1,586	1,065
EHR incentive expense (income)	(1,549)	(3,229)	(3,674)	(3,428)
ICD-10 costs (e)	16	1,981	1,877	1,816
Non-cash unit based compensation expense	2,891	2,465	1,042	1,469

Adjusted EBITDA	$246,436	$153,564	$75,357	$132,883

(a)

Other non-operating losses (gains) represents gains or losses realized on certain asset divestitures, including a $29.1 million gain during the period from January 1, 2015 to August 3, 2015 (Predecessor) from the sale of real estate to Ventas on August 4, 2015 in the Ventas Transaction.

(b)

Transaction-related costs includes third party professional fees and expenses, salaries, benefits and one-time employee success bonuses incurred in connection with the Ventas Transaction and the Recapitalization Transactions.

(c)

Development expenses and exit costs represents third-party professional fees and expenses, salaries, benefits and other internal expenses incurred in connection with potential and completed acquisitions, severance costs related to work force reductions and termination penalties and costs incurred for terminating pre-existing contracts at acquired facilities and other non-operating gains and losses.

(d)

Epic expenses consists of various costs incurred in connection with the implementation of Epic, our new health information technology system. These costs relate primarily to professional fees, salaries and benefits and other expenses related to one-time training and onboarding support costs. They do not include the ongoing costs of the Epic system.

(e)	ICD-10 costs represent costs related to the transition to the ICD-10 coding management system, which required the use of new diagnosis coding for all inpatient medical reporting requirements by CMS.

The following table presents a reconciliation of Adjusted EBITDAR to Adjusted EBITDA:

	Successor			Predecessor
	Year Ended December 31,		August 4, 2015 to December 31,	January 1, 2015 to August 3,
(dollars in thousands)	2017	2016	2015	2015
Adjusted EBITDA	$246,436	$153,564	$75,357	$132,883
Adjusted EBITDAR Addbacks:
Rent expense payable to REIT (f)	118,700	98,444	29,134	—

Adjusted EBITDAR	$365,136	$252,008	$104,491	$132,883

(f)

Rent expense payable to REIT consists of Ventas Master Lease rent expense and rent payable pursuant to a lease arrangement with Medical Properties Trust, Inc. for the lease of the HackensackUMC Mountainside facility.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are available cash and cash equivalents, cash flows provided by our operations and available borrowings under our senior secured revolving credit facilities. Our primary cash requirements are our operating expenses, the service of our debt, capital expenditures on our existing properties, acquisitions of hospitals and other healthcare entities, and distributions to noncontrolling interests. We believe the combination of cash flow from operations and available cash and borrowings will be adequate to meet our short-term liquidity needs. Our ability to make scheduled payments of principal, pay interest on, or refinance our indebtedness, pay dividends or fund planned capital expenditures will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

As of September 30, 2018, our available liquidity totaled $201.1 million, which was comprised of $29.6 million of available cash and cash equivalents and $171.5 million in available capacity under our senior secured revolving credit facility, which is less outstanding borrowings and outstanding letters of credit. Available cash at September 30, 2018 represents our total cash and cash equivalents of $61.0 million, less $31.4 million held by our joint ventures.

Cash Flow from Operations

The following table summarizes certain elements of the statements of cash flows for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016. The following table summarizes cash flows (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016
Cash flows from operating activities	$63,292	$97,170	$119,469	$85,775
Cash flows from investing activities	$(420,395)	$(934,919)	$(966,928)	$(64,831)
Cash flows from financing activities	$346,135	$821,404	$826,808	$(25,889)

Operating Activities

Cash flows provided by operating activities for the nine months ended September 30, 2018 totaled $63.3 million compared to $97.2 million for the same prior year period. Cash provided by operating activities was primarily impacted by a reduction in net earnings, exclusive of non-cash items, related to spending on our Epic platform and the timing of payables in the current period compared to the same prior year period.

Cash flows provided by operating activities for the year ended December 31, 2017 totaled $119.5 million as compared to $85.8 million for the prior year. Net cash provided by operating activities was impacted by a $52.9 million increase in net income for 2017 when compared to 2016, exclusive of the non-cash items that we add back in each respective year to calculate our operating cash flows. Cash flows from working capital decreased $19.2 million.

Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2018 totaled $420.4 million compared to $934.9 million for the same prior year period. The change was due to acquisition activity in both periods. On March 1, 2018, we completed the acquisition of ETMC for a purchase price of $371.4 million, including cash acquired and net working capital. In 2017, our acquisition of LHP totaled $849.3 million, net of cash acquired. Capital expenditures for non-acquisitions was $91.9 million for the nine months ended September 30, 2018 compared to $91.7 million for the same prior year period.

Cash flows used in investing activities for the year ended December 31, 2017 totaled $966.9 million as compared to $64.8 million for the prior year. This increase was principally due to 2017 acquisition activities totaling $859.9 million. Capital expenditures for non-acquisitions was $121.5 million in 2017 and $80.5 million in the prior year.

Financing Activities

Cash flows provided by financing activities for the nine months ended September 30, 2018 totaled $346.1 million compared to $821.4 million in the same prior year period. The change in cash flows related to financing activities was due primarily to the Refinancing Transactions. As part of the Refinancing Transactions we received proceeds from long-term debt and from the revolving line of credit of $1.3 billion and $50.0 million, respectively. These proceeds were then used to refinance amounts outstanding under our then existing credit facilities. On March 1, 2018, we also received proceeds from entering into an unsecured term loan of $300.0 million which was refinanced as part of the Refinancing Transactions. During the year, as part of the Refinancing Transactions and the transaction for the $300.0 million unsecured term loan, we paid $82.0 million in debt issuance costs during the nine months ended September 30, 2018.

Cash flows provided by financing activities for the year ended December 31, 2017 totaled $826.8 million as compared to a usage of $25.9 million for the prior year. The increase in financing activities was principally a result of an increase in debt and equity issued to finance our 2017 acquisition activities. We financed the LHP Acquisition with $143.9 million in net proceeds from the issuance of our common units, $6.2 million in proceeds from an investment by noncontrolling interests and $686.5 million in proceeds, net of debt discount and issuance costs of $18.5 million, from borrowings under our 2017 Ventas secured term loan and revolving credit facility that we used to finance the LHP Acquisition. Net borrowings under our line of credit increased $28.0 million in 2017, including $5.0 million used to finance the LHP Acquisition. In 2017, we also received $15.2 million in proceeds from noncontrolling interest, inclusive of $5.0 million used to finance the LHP Acquisition. Principal payments on long-term debt and revolving credit facilities in 2017 totaled $42.5 million, and we paid $1.5 million to amend a credit facility to permit a one-time use of cash up to $35.0 million to use for acquisitions. We also issued $7.9 million of equity to noncontrolling interests and made non-controlling distributions totaling $39.4 million in 2017.

Capital Expenditures

We make significant, targeted investments to maintain and modernize our facilities, add new technologies, and expand the services available. Capital expenditures for property and equipment were $91.9 million, $121.5 million and $80.5 million for the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016, respectively. Capital expenditures increased for the nine months ended

September 30, 2018 compared to the same prior year period and for the year ended December 31, 2017 compared to the prior year primarily due to acquisition activity and the Epic implementation.

Off-balance Sheet Arrangements

Effective August 4, 2015, we sold 10 of our hospitals to Ventas, a common unit holder that beneficially owns 4.9% of our outstanding membership interests with a representative serving on our board of directors. Concurrent with this transaction, we entered into a 20-year master lease agreement that expires in August 2035 (with a renewal option for an additional 10 years) to lease back the real estate. We lease 10 of our 30 owned facilities pursuant to the Ventas Master Lease. Lease expense under the Ventas Master Lease totaled $85.7 million, $82.6 million, $110.9 million and $98.4 million for the nine months ended September 30, 2018 and 2017 and for the years ended December 31, 2017 and 2016, respectively.

The Ventas Master Lease includes a number of significant operating and financial restrictions on us, including requirements that we maintain certain minimum portfolio coverage ratio of 2.2x and a guarantor fixed charge coverage ratio of 1.2x and do not exceed a guarantor net leverage ratio of 6.75x. In addition, the Relative Rights Agreement to be entered into by and among Ventas, the senior notes Trustee and the administrative agents under our New Senior Secured Credit Facilities in connection with the Refinancing Transactions, among other things, (i) sets forth the relative rights of Ventas and the administrative agents with respect to the properties and collateral related to the Ventas Master Lease and securing our New Senior Secured Credit Facilities, (ii) caps the amount of indebtedness incurred or guaranteed by our subsidiaries that are tenants under the Ventas Master Lease (together with such tenants’ guarantees of the notes and the New Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by such tenants), at $375.0 million and (iii) imposes certain incurrence tests on the incurrence of additional indebtedness by such tenants. See “Certain Relationships and Related Party Transactions — Ventas Master Lease and the Relative Rights Agreement” for more information.

Capital Resources

As of September 30, 2018, we had the following debt arrangements:

•	$1.050 billion senior secured credit facilities; and

•	$475.0 million in 9.75% senior notes due 2026.

At September 30, 2018, amounts outstanding under our senior secured credit facilities consisted of $815.4 million (net of the original issue discount) in term loans and $30.0 million from our revolving credit facility.

$1.050 Billion Senior Secured Credit Facilities

In connection with the Refinancing Transactions, we entered into new senior credit agreements (the “New Senior Credit Agreements”). The New Senior Credit Agreements provides for senior secured financing of up to $1.050 billion consisting of (1) an $825.0 million senior secured term loan facility with a seven-year maturity and (2) a $225.0 million senior secured asset based revolving credit facility with a five year maturity. Principal under the senior secured term loan facility is due in quarterly installments of 0.25% of the $825.0 million principal amount outstanding at the closing of the Refinancing Transactions, with the remaining balance due upon maturity of the senior secured term loan facility. The senior secured revolving credit facility does not require installment payments.

Borrowings under the senior secured term loan facility bear interest at a rate per annum equal to, at our option, either (i) a base rate (the “base rate”) determined by reference to the highest of (a) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (b) the federal funds effective rate plus 0.50%, and (c) the London interbank offered rate (“LIBOR”) applicable for an interest period of one month (not to be less than 1.00% per annum for the senior secured term loan facility), plus 1.00% per annum, in each case, plus an applicable margin or (ii) the higher of LIBOR or 1.00% for the interest period selected, in each case, plus an applicable margin.

At the election of the borrowers under the applicable ABL Facility, the interest rate per annum applicable to loans under the ABL Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the highest of (A) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (B) the federal funds effective rate plus 0.50% and (C) LIBOR applicable for an interest period of one month, plus 1.00% per annum, in each case, plus an applicable margin or (ii) the higher of LIBOR or 0.00% per annum for the interest period selected, in each case, plus an applicable margin. The applicable margin is determined based on percentage of the average daily availability of the facility. The applicable margin for the non-UT Health East Texas ABL Facility ranges from 0.5% to 1.0% for base rate borrowings and 1.5% to 2.0% for LIBOR borrowings. The applicable margin for the UT Health East Texas ABL Facility ranges from 1.5% to 2.0% for base rate borrowings and 2.5% to 3.0% for LIBOR borrowings.

The senior secured term loan facility and senior secured revolving credit facility are guaranteed by us and certain of our subsidiaries. The senior secured revolving credit facility is secured by first priority liens over substantially all of our and each guarantor’s accounts and other receivables, chattel paper, deposit accounts and securities accounts, general intangibles, instruments, investment property, commercial tort claims and letters of credit relating to the foregoing, along with books, records and documents, and proceeds thereof, subject to certain exceptions (the “ABL Priority Collateral”) and a second priority lien over substantially all of our and each guarantor’s other assets (including all of the capital stock of the domestic guarantors), subject to certain exceptions (the “Term Priority Collateral”).

The senior secured term loan facility is secured by a first priority lien on the Term Priority Collateral and a second priority lien on the ABL Priority Collateral. Certain excluded assets will not be included in the Term Priority Collateral or the ABL Priority Collateral.

Subject to certain exceptions (including with regard to the ABL Priority Collateral), thresholds and reinvestment rights, the senior secured term loan facility is subject to mandatory prepayments with respect to:

•	net cash proceeds of issuances of debt by us or any of our subsidiaries that are not permitted by the senior secured term loan facility;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain asset sales;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain insurance and condemnation events;

•

50% net of certain voluntary prepayments and secured indebtedness (with step-downs to 25% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of annual excess cash flow of us and our subsidiaries commencing with the fiscal year ending December 31, 2019; and

•	net cash proceeds received in connection with any exercise of the purchase option of the loans.

9.75% Senior Notes due 2026

In connection with the Refinancing Transactions, AHP Health Partners, Inc. issued $475.0 million aggregate principal amount of 9.75% senior notes due 2026 (the “Senior Notes”), which mature in July 2026, pursuant to an indenture, dated as of June 28, 2018 (the “Indenture”). The Indenture provides that the Senior Notes are general unsecured, senior obligations of ours and will be unconditionally guaranteed on a senior unsecured basis.

The Senior Notes bear interest at a rate of 9.75% per annum and will accrue from June 28, 2018. Interest on the Senior Notes is payable semi-annually, in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2019.

Except as described below, the Senior Notes are not redeemable by us until July 15, 2021. On and after July 15, 2021, we may, at our option, redeem all or, from time to time, a part of the Senior Notes upon not less than 30 or more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount of the Senior Notes to be redeemed) plus accrued and unpaid interest on the Senior Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve month period beginning on July 15 of the years indicated below:

Year	Percentage
2021	107.313%
2022	104.875%
2023	102.438%
2024 and thereafter	100.000%

At any time prior to July 15, 2021, we may on any one or more occasions redeem up to 40% of the aggregate original principal amount of Senior Notes issued under the Indenture with the net cash proceeds of one or more equity offerings at a redemption price of 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that (1) at least 50% of the aggregate original principal amount of the Senior Notes issued under the Indenture remains outstanding after each such redemption; and (2) the redemption occurs within 180 days after the closing of such equity offering.

Contractual Obligations and Contingencies

The following table provides a summary of our commitments and contractual obligations for debt, minimum lease payment obligations under non-cancelable leases, and other obligations as of December 31, 2017:

	Payments Due by Period
(dollars in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt obligations, with interest (a)	$1,283,792	$95,123	$203,225	$983,091	$2,353
Letters of credit (b)	21,361	193	386	20,782	—
Deferred financing obligations to related party, with interest (c)	21,492	3,860	10,579	7,053	—
Capital commitments (d)	175,143	37,309	87,834	50,000	—
Operating leases (e)	3,368,688	148,568	287,634	282,390	2,650,096
Estimated self-insurance liabilities (f)	116,103	25,034	46,017	22,330	22,722
Purchase and other obligations (g)	13,055	13,055	—	—	—

Total (h)	$4,999,634	$323,142	$635,675	$1,365,646	$2,675,171

(a)

Reflects $976.2 million borrowings outstanding as of December 31, 2017 as discussed in Note 7 to the consolidated financial statements for the year ended December 31, 2017, plus $307.6 million of estimated future interest payments on those borrowings. The estimated future interest payments borrowings are determined by applying the applicable interest rate at December 31, 2017 to the amount of outstanding borrowings as of that date. Approximately $968.6 million of our gross debt at December 31, 2017 has variable interest rates based on LIBOR. Excluded from the table above is $300.0 million to finance the ETMC Acquisition that is due in 2023. The future debt obligations, with interest total $452.1 million with $23.3 million due within one year, $61.9 million due in two to three years, $61.8 million due in four to five years and $305.1 million due after five years.

(b)	Reflects $20.8 million of letters of credit and future interest payments determined by using the floating rate in effect as of December 31, 2017.
(c)

Reflects the $16.2 million outstanding as of December 31, 2017, as discussed in Note 7 to the consolidated financial statements for the year ended December 31, 2017, plus $5.3 million of implicit interest payments on those borrowings based on the future minimum lease payments.

(d)

Includes a $125.0 million commitment to support operations and fund improvements at ETMC, $49.8 million remaining commitment at St. Francis to make capital investment expenditures for equipment, building improvements, physician recruiting, working capital and funding operating losses at St. Francis and $0.3 million commitment for capital expenditures at BSA Health Systems.

(e)

Reflects our future minimum operating lease payment obligations related to our operating lease agreements outstanding as of December 31, 2017, as discussed in Note 12 to our consolidated financial statements for the year ended December 31, 2017 included elsewhere in this prospectus. Some of our lease agreements provide us the option to renew the lease and our future lease obligations would change if we exercised the renewal options.

(f)

Consists of accrued and unpaid estimated claims expense incurred in connection with our professional liability, general liability, and workers’ compensation insurance coverages, and for employee medical and dental plans.

(g)

Reflects management’s best estimate (based on available information) of our open purchase order obligations for capital expenditures and items used in our operations and not reflected on our balance sheet or statement of operations as of and for the year ended December 31, 2017.

(h)

Does not include obligations related to unrecognized tax benefits of $12.1 million as of December 31, 2017, as we cannot reasonably estimate the timing or amounts of cash payments, if any, at this time.

The following table provides a summary of our long-term debt obligations adjusted for the impact of the Refinancing Transactions that closed effective June 28, 2018:

	Payments Due by Period
(dollars in thousands)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt obligations, with interest (a)	$2,073,449	$116,940	$230,236	$221,957	$1,504,316

(a)

Reflects $1.32 billion in borrowings outstanding as of September 30, 2018 as reflected in the “Capitalization” table, plus $720.5 million of estimated future interest payments on those borrowings. The future interest payments were computed using a weighted-average interest rate of 7.73% as of September 30, 2018 on new debt as a result of the Refinancing Transactions and the historical interest rate in effect at September 30, 2018 on historical debt that was not refinanced.

Seasonality

We typically experience higher patient volumes and revenues in the first and fourth quarters of each year in our acute care facilities. We typically experience such seasonal volume and revenue peaks because more people generally become ill during the winter months, which in turn results in significant increases in the number of patients we treat during those months.

Geographic Data

Texas. We operate 12 acute care hospital facilities (including one managed hospital that is not owned, the UT Health North Campus Tyler facility) with 1,543 licensed beds that serve the areas of Tyler, Amarillo and Killeen, Texas. For the year ended December 31, 2017, we generated 34.4% of our pro forma total net revenue in the Texas market.

Oklahoma. We operate 8 acute care hospital facilities with 1,180 licensed beds that serve the area of Tulsa, Oklahoma. For the year ended December 31, 2017, we generated 25.9% of our pro forma total net revenue in the Oklahoma market.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, our suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures to curb increases in operating costs and expenses. We have generally offset increases in operating costs by increasing reimbursement for services, expanding services and reducing costs in other areas. However, we cannot predict our ability to cover or offset future cost increases, particularly any increases in our cost of providing health insurance benefits to our employees.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable, given the particular circumstances in which we operate. Actual results may vary from those estimates.

We consider our critical accounting estimates to be those that (i) involve significant judgments and uncertainties, (ii) require estimates that are more difficult for management to determine, and (iii) may produce materially different outcomes under different conditions or when using different assumptions.

Our critical accounting estimates cover the following areas:

•	Revenue recognition

•	Provision for doubtful accounts

•	Risk management and self-insured liabilities

•	Business combinations

•	Income taxes

•	Unit-based compensation

Revenue Recognition

We recognize patient service revenue in the period in which we provide services. Patient service revenue includes amounts we estimate to be reimbursable by Medicare, Medicaid and other payers under provisions of cost or prospective reimbursement formulas in effect. The amounts we receive from these payers are generally less than the established billing rates and we report patient service revenue net of these differences (contractual discounts) at the time we render the services. We also report patient service revenue net of the effects of other arrangements where we are reimbursed for services at less than established rates, including certain self-pay discounts provided to uninsured patients.

The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. We estimate contractual discounts on a payer-specific basis based on our interpretation of the applicable regulations or contract terms and the historical collections of each payer. However, the ultimate reimbursements may result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently, requiring that we regularly review and assess our estimates. Changes in estimates related to contractual discounts affect the amounts we report as patient service revenue and are recorded in the period the changes occur.

Our facilities provide discounts on gross charges to uninsured patients under the Company’s charity and self-pay discount policies. Uninsured patients treated for non-elective care are eligible for charity care if they do not qualify for Medicaid or other federal or state assistance and have income at or below a certain income level. The estimated costs incurred by the Company to provide services to patients who qualify for charity care were $31.5 million and $19.8 million for the nine months ended September 30, 2018 and 2017, respectively, and $27.4 million, $16.3 million and $24.7 million for the years ended December 31, 2017, 2016 and 2015 (combined Predecessor and Successor), respectively. The Company estimates the direct and indirect costs of providing charity care by applying a cost to gross charges ratio to the gross charges associated with providing charity care to patients. Other uninsured patients receive self-pay discounts similar to those provided to many managed care plans. Because the Company does not pursue collection of amounts determined to qualify under the charity and self-pay discount policy, they are not reported in net patient service revenue or the provision for doubtful accounts. These charity and self-pay discounts totaled $402.6 million and $272.1 million for the nine months ended September 30, 2018 and 2017, respectively, and $377.6 million, $231.7 million and $246.1 million for the years ended December 31, 2017, 2016 and 2015 (combined Predecessor and Successor), respectively.

Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare, Medicaid and other third-party payer programs often occurs in subsequent years because of audits by the programs, rights of appeal, and the application of technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits and reviews. These settlements resulted in an increase (decrease) to net patient service revenue of $2.0 million and $2.3 million for the nine months ended September 30, 2018 and 2017, respectively, and $6.2 million, $4.3 million and $(1.8) million for the years ended December 31, 2017, 2016 and 2015 (combined Predecessor and Successor), respectively.

At September 30, 2018, the Company’s estimated settlements under reimbursement agreements with third-party payers were a net payable of $12.2 million, of which a receivable of $13.7 million was included in other current assets and a payable of $25.9 million was included in other accrued expenses and liabilities in the consolidated balance sheets. At December 31, 2017 and 2016, the Company’s settlements under reimbursement agreements with third-party payers were a net payable of $5.9 million and $24.6 million, respectively, of which a receivable of $20.0 million and $3.5 million, respectively, was included in other current assets and a payable of $25.9 million and $28.1 million, respectively, was included in other accrued expenses and liabilities in the consolidated balance sheets.

Final determination of amounts earned under prospective payment and other reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

Provision for Doubtful Accounts (and Related Allowance for Doubtful Accounts)

The collection of accounts receivable, primarily from Medicare, Medicaid, managed care payers, other third-party payers, and patients, is critical to the Company’s operating performance. The Company’s primary collection risk that could result in bad debts relates to uninsured patient accounts and patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement but the portion of the amount that is the patient’s responsibility (primarily deductibles and co-payments) remains outstanding. The Company’s collection procedures are followed until such time that management determines the account is uncollectible, at which time the account is written off. The Company routinely monitors, at the market level, its accounts receivable balances and utilizes historical collection experience to support the basis for its estimates of the allowance for doubtful accounts. Significant changes in payer mix or business office operations could have a significant impact on the Company’s results of operations and cash flows. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to self-pay amounts due from patients.

The Company has determined, based on an assessment at the market level, that services are provided prior to assessing the patient’s ability to pay and, as such, the entire provision for doubtful accounts is recorded as a deduction from patient service revenue in the accompanying statements of operations.

Effective January 1, 2018, the Company adopted the provisions of ASC 606. The Company’s revenues generally relate to contracts with patients in which its performance obligations are to provide health care services to the patients. Revenues are recorded during the period the Company’s obligations to provide health care services are satisfied. The most significant impact of adopting the new standard will be to the presentation of our income statement where the provision for doubtful accounts will be recorded as a direct reduction to revenues and will not be presented as a separate line item. We adopted the new standard using the modified retrospective application, and the adoption did not have a significant impact on our recognition of net revenues or related disclosures.

Risk Management and Self-Insured Liabilities

We maintain certain claims-made commercial insurance related to our professional risks and occurrence-based commercial insurance related to our workers’ compensation and general liability risks. We provide an accrual representing the estimated ultimate costs of all reported and unreported losses incurred through the respective balance sheet dates, which includes the costs of litigating or settling claims. The estimated ultimate costs includes estimates of direct expenses and fees of outside counsel and experts, but does not include the general overhead costs of our in-house legal and risk management departments.

At September 30, 2018 and December 31, 2017 and 2016, our professional and general liability accrual for asserted and unasserted claims were $87.1 million, $95.7 million and $87.8 million, respectively. Our costs for professional and general liability insurance and workers’ compensation liability insurance are based on our premiums and retention costs. For the nine months ended September 30, 2018 and for the years ended December 31, 2017, 2016, the period August 4, 2015 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015 (Predecessor), our costs for professional and general liability insurance totaled $25.7 million, $22.2 million, $24.1 million, $4.6 million and $15.8 million, respectively, and were reported as other operating expenses. As of September 30, 2018 and December 31, 2017 and 2016, our workers’ compensation liability accrual for asserted and unasserted claims was $13.5 million, $18.5 million and $14.4 million, respectively. For the nine months ended September 30, 2018 and for the years ended December 31, 2017 and 2016, our workers’ compensation liability insurance expenses totaled $5.1 million, $5.2 million and $5.4 million, respectively. For the period August 4, 2015 to December 31, 2015 (Successor), the Company recorded income of $0.7 million related to workers’ compensation liability insurance after a change in estimate related to prior claims. For the period January 1, 2015 to August 3, 2015 (Predecessor), the Company recorded costs related to workers’ compensation liability insurance of $4.6 million.

Our estimates are subject to the effects of trends in loss severity and frequency. We routinely review and adjust our estimates as experience develops or new information becomes known. The liabilities for general, professional and workers’ compensation risks could be significantly affected if current and future occurrences differ from historical claims trends. The time period required to resolve claims can vary depending upon the jurisdiction and whether the claim is settled or litigated. The estimation of the timing of payments beyond a year can vary significantly. Changes to the estimated reserve amounts are included in current operating results. While management monitors current claims closely and considers outcomes when estimating its reserve, the complexity of the claims and wide range of potential outcomes often hamper timely adjustments to the assumptions used in the estimates. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed our recorded estimates, which could have an adverse effect on our results of operations, financial condition, liquidity and capital resources.

Business Combinations

We account for business combinations using the acquisition method of accounting. Under the acquisition method of accounting, we record the assets acquired and liabilities assumed at their estimated acquisition date fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill.

Estimating the fair value of intangible assets and assigning their respective useful lives require significant judgment. Accordingly, we may engage third-party valuation specialists to assist us in these determinations.

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities representing the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities. The primary differences relate to the allowance for doubtful accounts, accrued liabilities, depreciation methods and periods, and deferred cost amortization methods.

We measure deferred tax assets and liabilities using enacted tax rates that we expect to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effect on deferred tax assets and liabilities of a difference in estimated and actual tax rates in the period that includes the enactment date. We identify deferred tax assets that more likely than not, based on the available evidence, will be unrealizable in future periods and record a valuation allowance accordingly.

Federal and state tax laws are complex and our tax positions may be subject to interpretation and adjustment by federal and state taxing authorities. We account for uncertain tax positions in accordance with ASC 740, Income Taxes. Only tax positions that meet the more-likely-than-not recognition threshold may be recognized. The final outcome of audits by federal and state taxing authorities may have a significant effect on our financial position and results of operations.

On December 22, 2017 the Tax Act was signed into law. Effective for tax years beginning after December 31, 2017, the Tax Act reduces the federal income tax rate on corporations to 21% from 35%. We determine the value of our deferred tax assets and liabilities based on the tax rates that will be in effect at the time they are expected to be realized. As a result, we have determined our deferred tax assets and liabilities at December 31, 2017 using the federal tax rate to be effective in 2018 and thereafter. We measured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, we are analyzing certain aspects of the Tax Act and refining calculations which could potentially affect the measurement of these balances or give rise to new deferred tax amounts. We recognized a provisional amount of $46.3 million at December 31, 2017 to reflect the impact of the change in the federal tax rate to 21%.

Unit-Based Compensation

We award membership units to members of management as incentive compensation. We account for these awards under the measurement and recognition provisions of ASC 718, Compensation — Stock Compensation. We measure the awards based on their grant-date fair value and recognize the resulting expense in the income statement on a straight-line basis over the requisite service periods of the awards that vest over a five year period. Certain awards are subject to performance based measures and vest upon certain events such as a liquidation event. The expense for these performance based awards is recognized as expense upon a qualifying event.

We employ a market approach to estimate the fair value of equity-based awards based on various considerations and assumptions, including implied earnings multiples and other metrics of relevant market participants, our operating results and forecasted cash flows and our capital structure. Such estimates require the input of highly subjective, complex assumptions.

Upon the consummation of the Corporate Conversion, we expect to record a non-cash equity-based compensation charge of approximately $6.3 million in connection with the acceleration and automatic vesting of our Class C-1 units. For more information, see “Corporate Conversion.”

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We do not, however, hold or issue financial instruments or derivatives for trading or speculative purposes. At September 30, 2018, the following components of our senior secured credit facilities bear interest at variable rates at specified margins above either the agent bank’s alternate base rate or the LIBOR rate: (i) a $825.0 million, seven-year term loan; and (ii) a $225.0 million, five-year asset based revolving credit facility. As of September 30, 2018, we had outstanding variable rate debt of $852.9 million.

Effective August 31, 2018, we have executed interest rate swaps with Barclays Bank PLC and Bank of America, N.A., as counterparties, with notional amounts totaling $558.0 million, expiring August 31, 2023. We have entered into these agreements to manage our exposure to fluctuations in interest rates. Under these swap agreements, we are required to make monthly fixed rate payments at annual rates ranging from 2.87% to 2.89%. The counterparties are obligated to make monthly floating rate payments to us based on the one-month LIBOR rate, each subject to a floor of 1.00%.

Although changes in the alternate base rate or the LIBOR rate would affect the cost of funds borrowed in the future, we believe the effect, if any, of reasonably possible near-term changes in interest rates on our remaining variable rate debt or our consolidated financial position, results of operations or cash flows would not be material. At September 30, 2018, we had outstanding variable rate debt of $852.9 million and interest rate swaps with notional amounts totaling $558.0 million. Based on the outstanding borrowings and impact of the interest rate swaps in place at September 30, 2018, a one percent change in the interest rate would result in a $3.0 million increase or decrease in our annual interest expense.

We currently believe we have adequate liquidity to fund operations during the near term through the generation of operating cash flows, cash on hand and access to our senior secured revolving credit facility. Our ability to borrow funds under our senior secured asset based revolving credit facility is subject to, among other things, the financial viability of the participating financial institutions. While we do not anticipate any of our current lenders defaulting on their obligations, we are unable to provide assurance that any particular lender will not default at a future date.

BUSINESS

Overview

We are a leading provider of comprehensive, cost-effective quality healthcare and related services in nine growing urban markets across Texas, New Mexico, Oklahoma, New Jersey, Idaho, Florida and Kansas. As of September 30, 2018, we operated 31 acute care hospitals, including one managed hospital, two rehabilitation hospitals and two surgical hospitals, with a total of 4,718 licensed beds, and provided physician and other ancillary healthcare services through a network of more than 1,000 employed providers. We believe that the majority of our health systems rank first or second (based on admissions or discharges) within their respective markets and are located in urban markets with an average population exceeding 400,000 and favorable demographic trends, including growth in both total population and high-acuity patient demographics that exceed the national average. Our health systems also have significant scale within their respective markets, with an average of more than 500 beds per market, and offer a comprehensive suite of inpatient and outpatient medical services, including internal medicine, general surgery, cardiology, oncology, orthopedics, women’s services, neurology, urology and emergency services.

A key competitive strength and component of our growth strategy has been our well established and differentiated joint venture model. In seven of our nine markets, we have strategically partnered with large not-for-profit medical systems, leading universities, academic medical centers and foundations. These strategic partners bring comprehensive health systems that can include expanded access points, brand recognition and scale to increase market share and reach for our service offerings. We offer an attractive model to these local joint venture partners because of our operational expertise, commitment to strong local management and community ties, quality patient care and an expanded services offering. In our markets, we work closely with our local communities, establish strong physician leadership groups and local community-based hospital boards, develop close employee relationships and, in a number of our markets, partner with physician groups and other providers of ancillary healthcare services. We believe that this strategy not only makes us a leader in a majority of our markets, but also contributes to our ability to improve the quality of care for our patients, increase operational efficiencies and drive earnings growth in our existing and newly acquired markets.

Since the founding of our business in 2001, we have demonstrated an ability to consistently innovate and sustain growth during varied economic and regulatory climates. Under the leadership of an experienced management team, whose industry tenure averages over 25 years, we have established an extensive track record of providing quality care, profitably growing our business, integrating strategic acquisitions and efficiently and strategically allocating capital. Our strategy of expanding into new markets through strategic acquisitions and successfully integrating and significantly enhancing operations, market scale and financial performance of our acquired facilities has been part of the foundation of our long-term success. A hallmark of our acquisition strategy is our flexibility in the approach we use to enter new markets. In certain situations, such as our acquisition of BSA Health System in Amarillo, Texas, we will acquire a comprehensive health system that can include multiple sites of care and brings with it immediate market share and reach. In other situations, such as our acquisition of St. Francis Health in Topeka, Kansas, we will acquire a single facility in partnership with a health system with an expanded presence allowing us to benefit from the partner’s scale and relevance in that market. We have entered all of our markets through strategic acquisitions including Lovelace Health System in 2003, Hillcrest HealthCare System in 2004, BSA Health System in 2013 and the acquisitions referred to below. In 2013, we began divesting our health plan operations to focus on our acute care operations. In August 2013, we sold our Lovelace Health Plan Medicaid membership to Molina for net proceeds of $51.6 million, and in December 2013, we sold the Oklahoma health plan operations to Health Care Service Corporation (d/b/a Blue Cross Blue Shield of Oklahoma) for net proceeds of $8.0 million. In May 2014, we sold our remaining health plan operations to Health Care Service Corporation (d/b/a Blue Cross Blue Shield of New Mexico) for net proceeds of $209.6 million (including the $10.0 million held in escrow until December 2015).

In July 2015, EGI acquired majority ownership of Ardent Health Services. Since EGI’s acquisition we have continued to execute our strategy to be the most comprehensive, cost-effective provider of quality medical services in our defined markets by continuing to advance our operational and financial performance. We have continued to make significant investments in our existing facilities and systems and have also continued to pursue key acquisitions and joint venture partnerships with large not-for-profit medical systems, leading universities, academic medical centers and foundations.

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In March 2017, we completed the acquisition of LHP, which owned and operated five hospitals and had partnerships with four significant not-for-profit systems and foundations in New Jersey, Texas, Florida and Idaho. The acquisition of LHP provided us immediate scale in growing markets and diversified our footprint into four new markets and three additional states. As a result of our acquisition of LHP, we currently own approximately 76% of a joint venture with Portneuf Health Trust (Portneuf Medical Center), 80% and 65% of joint ventures with Hackensack Meridian Health System (with respect to HackensackUMC Mountainside and HackensackUMC Pascack Valley facilities, respectively), 80% of a joint venture with Sacred Heart Health System / Ascension Health (Bay Medical Center Sacred Heart) and 80% of a joint venture with Seton Healthcare System / Ascension Health (Harker Heights).

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Effective May 2017, we entered into a long-term lease agreement with the Mayes County Hospital Authority to assume operations and associated assets of AllianceHealth Pryor, a 52-bed hospital from Community Health Systems in Pryor, Oklahoma, for $0.9 million. Hillcrest subsequently renamed the hospital Hillcrest Hospital Pryor. Pryor’s results of operations have been included in our historical financial statements since May 1, 2017.

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In November 2017, we completed the acquisition of St. Francis in Topeka, Kansas and entered into a joint venture partnership with the University of Kansas Health System in connection with this acquisition. The system, which includes a 378-bed hospital and 12 clinic locations, has been renamed the University of Kansas Health System St. Francis Campus. We own 75% of the joint venture and manage the operations of the health system.

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Effective March 1, 2018, we completed the acquisition of nine hospitals, 52 clinics and other related ancillary operations of ETMC throughout Eastern Texas and entered into a joint venture agreement with UTHSCT, an affiliate of the University of Texas System, which also has locations in Houston, San Antonio, Galveston and Dallas. We also entered into an agreement to manage the clinical operations of an additional hospital that was not acquired, the UT Health North Campus Tyler. The new 10-hospital regional health system was named UT Health East Texas. We own 70% of the joint venture and manage the operations of the health system.

Our Facilities

As of September 30, 2018, we operated the acute care hospitals and other facilities listed in the table below:

Health System	# of Hospitals in Network Operated by Ardent (1) / # of Hospitals in Network	Overview	Market Share (3)	Market Population (4)
BSA Health System Amarillo, TX	2/2	• 2 acute care hospitals with 3 locations • 486 licensed beds; 11 physician clinics • JV with local practicing physicians at Physicians Surgical Hospitals (Ardent ownership: 58.4%)	53.7%	337,000
Lovelace Health System Albuquerque, NM	5/5	• 4 acute care hospitals and 1 rehab hospital • 613 licensed beds; 14 clinics • Rehab Hospital JV Partner: UNM Health System (Ardent ownership 51%)	26.5%	917,000
Hillcrest HealthCare System Tulsa, OK	8/8	• 8 acute care hospitals • 1,180 licensed beds; 36 physician clinics; 16 cardiology clinics • JV with local practicing physicians at Tulsa Spine & Specialty Hospital (Ardent ownership: 51%)	29.5%	883,000
Portneuf Medical Center Pocatello, ID	1/1	• 205 licensed beds • JV Partner: Portneuf Health Trust (Ardent ownership 76%)	77.4%	137,000
HackensackUMC Mountainside Montclair, NJ	**	• 353 licensed beds • JV Partner: Hackensack Meridian Health System (Ardent ownership 80%)	20.7%	458,000
HackensackUMC at Pascack Valley Westwood, NJ	2/11**	• 123 licensed beds • JV Partner: Hackensack Meridian Health System (Ardent ownership 65%)	15.3%	229,000
Seton Medical Center Harker Heights Killeen, TX	1/12	• 83 licensed beds • JV Partner: Seton Healthcare System (Ardent ownership 80%)	18.5%	178,000
UKHS St. Francis Campus Topeka, KS	1/4	• Acquired on November 1, 2017 • 378 licensed beds • JV Partner: University of Kansas Health System (Ardent ownership 75%)	26.5%	177,000
UT Health East Texas (2) Tyler, TX	10*/15	• Acquired on March 1, 2018 • 10*hospitals; 974 licensed beds; over 70 clinics • JV Partner: University of Texas Health Science Center at Tyler (Ardent ownership 70%)	37.7%	639,000
Bay Medical Center Sacred Heart (5) Panama City, FL	1/5	• 323 licensed beds • JV Partner: Sacred Heart Health System (Ardent ownership 80%)	46.2%	167,000

*	Includes the UT Health North Campus Tyler facility, which is managed by Ardent.
**	Combined with Hackensack UMC Mountainside
(1)	Represents the number of hospitals out of broader health system / network that Ardent owns and operates.
(2)

Unless otherwise annotated, UT Health East Texas metrics exclude the UT Health North Campus Tyler facility, which was not acquired in the ETMC Acquisition. We manage the clinical operations of the UT Health North Campus Tyler pursuant to an agreement we entered into with UTHSCT effective as of March 2018.

(3)

Market share statistics are based on most recent available state data and compiled by the following sources: Intelliclient: Healthcare Data Analytics, Centers for Medicare & Medicaid Services, Stratasan, Truven Health Analytics, the New Mexico Hospital Association and the Tulsa Hospital Council.

(4)	Market population statistics are compiled by Gale, a Cengage Company based on census data and reflect the estimated population for 2018.
(5)

On October 10, 2018, the Bay Medical Center Sacred Heart hospital incurred substantial roof, structural and water damage as a result of Hurricane Michael and is currently operating on a limited basis as an emergency room and outpatient care site. On November 27, 2018, we entered into a letter of intent with our existing joint venture partner Ascension to sell our interest in Bay Medical Center Sacred Heart, including physician clinic operations in Panama City and Bay County, Florida, to Ascension. However, there can be no assurances that a sale transaction will be completed, or of the timing of any such transaction. Accordingly, the financial and other information and statistics in the prospectus reflect our current ownership and operation of Bay Medical Center Sacred Heart. See “Prospectus Summary — Recent Developments” for additional information.

Our Industry

We believe the healthcare sector is one of the largest and fastest-growing sectors of the U.S. economy. According to the CMS, national healthcare spending increased from 8.9% of U.S. GDP, or $255 billion, in 1980 to an estimated 18.0% of GDP, or $3.5 trillion, in 2017. CMS projects national healthcare spending will grow by an average of 5.6% annually from 2018 through 2026, accounting for approximately 19.7% of U.S. GDP in 2026.

The hospital services sector represents the single largest category of personal healthcare spending in the United States. In 2017, total hospital care expenditures are estimated to have increased by a projected 4.6% over 2016, amounting to over $1.1 trillion. CMS estimates that the hospital services category will amount to nearly $1.2 trillion in 2018 and projects growth in this category at an average of 5.5% annually from 2018 through 2026.

The hospital services sector is highly fragmented, and we believe there is an opportunity for continued consolidation. According to data from the 2016 AHA Annual Survey, published in 2018, there are approximately 5,500 inpatient hospitals in the United States. The U.S. hospital services sector is broadly defined to include acute care, rehabilitation and psychiatric facilities that are either public (government owned and operated), not-for-profit (private, religious or secular) or for-profit (privately held or publicly traded) institutions. By number, excluding federal, long-term care, and certain specialty hospitals, nongovernment not-for-profit hospitals comprise 51% of the market, followed by for-profit hospitals representing approximately 19% and state and local government hospitals representing 17%, according to the AHA.

We believe healthcare providers will benefit from several industry trends, some of which include:

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Growth in Healthcare Spending. The U.S. population is aging and facing a growing prevalence of chronic diseases, which is expected to materially increase healthcare expenditures in the coming years. The number of adults in the United States aged 65 or older is expected to increase from 49.2 million in 2016 to 73.1 million by 2030. CMS has projected that hospital services spending will grow by an average of 5.6% annually from 2018 through 2026.

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Transition to Value-Based Payment Models. In response to rising healthcare spending in the United States, commercial, government and other payers are shifting away from fee-for-service payment models towards value-based models, including risk-based payment models that tie financial incentives to quality, efficiency and coordination of care. We believe that patient-centered and disease state medical home reimbursement models, in which a primary care or specialty physician serves as a care coordinator, will also grow in prominence. We believe that providers offering a full suite of services in the clinically integrated continuum of care, ranging from inpatient acute care to outpatient and other ancillary services, can better deliver targeted patient care in appropriate settings, and as a result will be better positioned as both government and commercial payers transition toward value-based models.

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Shift to Outpatient Services. There is a trend favoring outpatient over inpatient care due to: (i) reform efforts to contain healthcare expenditure growth; (ii) migration of lower acuity procedures to lower cost settings; (iii) technological advancements reducing the need for inpatient recovery; and (iv) increased demand for care and facilities that are more affordable and accessible. This has resulted in a growing number of stand-alone outpatient healthcare facilities and urgent care facilities and the expansion of other ancillary services in order to better serve patients across the continuum of care. We believe providers that are market leaders in both inpatient and outpatient care will be better positioned to benefit as this trend continues.

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Local Market Strategies Approach to Services. To better compete in today’s healthcare marketplace, hospital operators continue to focus on developing and executing local market-based approaches to patient care and services. Healthcare administration continues to remain a community focused service, with patients generally seeking care close to their homes. To best serve local patient populations, a hospital operator needs to continuously provide a comprehensive service that meets the needs of its local market, across a variety of access points. We believe healthcare providers with scalable platforms that provide the right care, in the right place, at the right time will be best positioned to capitalize on these trends.

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Consolidation. We believe significant consolidation opportunities exist across all types of hospitals, including for-profit, not-for-profit and government sponsored hospitals. Several industry dynamics favor consolidation in the hospital sector, including: (i) smaller hospital systems are facing increased costs and complexity that challenge their ability to maintain quality care standards on a stand-alone basis; (ii) smaller hospital systems are struggling to recruit medical providers given the high competition for physicians and nurses; and (iii) larger hospital systems, REITs and investment firms are looking to smaller hospitals for growth through consolidation. In addition, industry dynamics could create further opportunities for hospitals, health systems, academic medical centers, universities and other providers to explore other forms of network partnerships that would provide them with operational expertise and expansion capital.

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Favorable Near-Term Rate Increases. In July 2018, CMS released the Outpatient Prospective Payment System and Ambulatory Surgical Center Payment System proposed rule for calendar year 2019, which, if finalized, would increase outpatient hospital payment rates by 1.25% and increase ambulatory surgical center payment rates by 2.0%. In August 2018, CMS released the Inpatient Prospective Payment System final rule for federal fiscal year 2019, increasing Medicare operating payment rates by 1.85% for hospitals that participate in the Hospital Inpatient Quality Reporting Program and are meaningful EHR users. In 2018, CMS rate increases accounted for a weighted average rate increase of 2.1% for Ardent, and we anticipate that CMS rate increases will account for a weighted average rate increase of 2.9% for Ardent in 2019.

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Continued Shift to Integrated Information Technology Systems. The hospital services sector is becoming increasingly dependent on integrated information technology systems, such as EHR technology, that are used throughout hospital facilities and physician networks. Integrated information technology systems collect and analyze clinical and financial data and allow providers to communicate with patients, other providers, payers, vendors and other third parties. The continued investment in these integrated information technology systems is expected to improve real-time access to patient records and relevant clinical data to healthcare providers, allowing providers to maximize clinical and financial efficiency.

Our Competitive Strengths

We believe our key competitive strengths include:

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Comprehensive Healthcare Provider with Leading Market Positions in Growing Markets. As of September 30, 2018, we operated 31 acute care hospitals, including one managed hospital, two rehabilitation hospitals and two surgical hospitals, with a total of 4,718 licensed beds across seven states. We believe that the majority of our health systems rank first or second (based on admissions or discharges) within their respective markets and are located in markets with an average population exceeding 400,000 and favorable demographic trends, including growth in both total population and high-acuity patient demographics that exceed the national average. Nearly all of the communities that we serve are in growing urban locations providing stable employment and generally higher acuity patients. Our health systems also have significant scale within their respective markets, with an average of more than 500 beds per market, and offer a comprehensive suite of inpatient and outpatient medical services, including internal medicine, general surgery, cardiology, oncology, orthopedic, women’s services, neurology, urology and emergency services. In addition, we have built expansive networks of patient access points, healthcare specialists and hospitals that provide a comprehensive continuum of inpatient and outpatient medical services. Through our recent acquisitions of the UKHS St. Francis Campus and UT Health East Texas, we have diversified our asset base by entering new geographic markets.

Note: The map above highlights our geographic footprint (blue) and that of our joint venture partners’ networks (green).

(1)	UT Health North Campus Tyler facility is managed by us.
(2)	Located in Hackensack University Medical Center.
(3)	Located in Jersey Shore University Medical Center.

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Differentiated Joint Venture Model. We are committed to establishing and operating joint ventures with large not-for-profit medical systems, leading universities, academic medical centers and foundations. While each of our joint ventures is designed to capitalize on the unique localized opportunities presented to us in each market into which we enter, each is structured to (i) give us a majority ownership interest (typically between 60% and 80%) with a shared governance structure, subject to minority partner consent for certain material matters and decisions, (ii) enable us to receive a management fee in exchange for managing the day-to-day operations of the joint venture, thereby leveraging our expertise to enhance and expand operations for the joint venture, and (iii) permit the quarterly distribution of excess cash beyond required capital needs, which provides us with a more consistent cash flow from operations. Our joint venture model provides us the ability to use the joint venture partners’ payer network, regional presence and brand, expertise and managed care contracting capabilities. We believe our joint venture model is attractive to joint venture partners because of our operational expertise, strong

Portneuf Health Trust UNM Health System University of New Mexico Hospital Sandoval Regional Medical Center Lovelace UNM Rehabilitation Hospital UNM Children’s Hospital UNM Carrie Tingley Outpatient Services UNM Comprehensive Cancer Center UNM Clinical Neurosciences Center UNM Psychiatric Center UNM Children’s Psychiatric Center BSA Health System BSA Hospital Physicians Surgical Hospitals Lovelace Health System Lovelace Medical Center Lovelace UNM Rehabilitation Hospital Lovelace Women’s Hospital Lovelace Westside Hospital Lovelace Regional Hospital Roswell UT Health East Texas UT Health Tyler UT Health Pittsburg UT Health Athens UT Health Quitman UT Health Carthage UT Health Rehab UT Health Jacksonville UT Health Henderson UT Health Specialty UT Health North Campus Tyler(1) Seton Healthcare Family System (Ascension) Dell Children’s Medical Center of CentraI Texas Seton Edgar B. Davis Hospital Seton Highland Lakes Hospital Seton Medical Center Austin Seton Medical Center Hays Seton Medical Center Williamson Seton Northwest Hospital Seton Shoal Creek Hospital Seton Smithville Regional Hospital Seton Southwest Hospital University Medical Center Brackenridge Seton Medical Center Harker Heights Hackensack Meridian Health System Bayshore Medical Center Jersey Shore University Medical Center Mountainside Medical Center Riverview Medical Center Pascack Valley Medical Center Raritan Bay Medical Center Ocean Medical Center JFK Medical Center Southern Ocean Medical Center John Theurer Cancer Center (2) Palisades Medical Center Joseph M. Sanzari Children’s Hospital (2) Hackensack University Medical Center K. Hovnanian Children’s Hospital (3) Hackensack Meridian Health HMH Mountainside Medical Center HMH Pascack Valley Medical Center Hillcrest HealthCare System Sacred Heart Health System (Ascension) Bay Medical Center Sacred Heart Sacred Heart Hospital on the Emerald Coast Sacred Heart Hospital on the Gulf Coast Sacred Heart Hospital Pensacola St. Vincent’s Medical Center Riverside St. Vincent’s Medical Center Southside The University of Texas System Ardent Facilities UT Health Science Center at Houston Affiliated Network UT Health Science Center at San Antonio UT Health East Texas Hospital Systems UT MD Anderson Cancer Center UT Medical Branch at Galveston UT Southwestern Medical Center The University of Kansas Health System The University of Kansas Hospital Rehabilitation Hospital of Overland Park Hays Medical Center UKHS St. Francis Campus Portneuf Medical Center The University of Kansas Health System St. Francis Campus Ardent Health Services Hillcrest Medical Center Hillcrest Hospital South Hillcrest Hospital Cushing Hillcrest Hospital Clarermore Hillcrest Hospital Henryetta Bailey Medical Center Tulsa Spine & Specialty Hospital Hillcrest Hospital Pryor Bay Medical Center Sacred Heart Seton Medical Center Harker Heights

local management teams, commitment to quality patient care and the expanded footprint for the joint venture partner. This joint venture strategy also provides an avenue for accretive growth by creating opportunities to acquire hospitals that would be more competitive if part of a larger network. We believe that this strategy not only makes us a leader in a majority of our markets, but also contributes to our ability to improve the quality of care for our patients, increase operational efficiencies and drive earnings growth in our existing and newly acquired markets. Our existing joint venture partners include Portneuf Health Trust (Portneuf Medical Center), Hackensack Meridian Health System (HackensackUMC Mountainside and HackensackUMC Pascack Valley), Sacred Heart Health System / Ascension Health (Bay Medical Center Sacred Heart), Seton Healthcare System / Ascension Health (Harker Heights), UNM Health System (Lovelace UNM Rehabilitation Hospital), University of Kansas Health System (the UKHS St. Francis Campus) and UTHSCT (UT Health East Texas). We are the day-to-day operator of these joint ventures which provides us with the ability to make operating improvements and centrally manage operations. Our joint venture partnerships provide multiple benefits, including:

•	an ability to utilize our joint venture partners’ goodwill and name recognition in the community;

•	well-known networks and efficient, leading community hospital settings that attract physicians to our health systems;

•	enhanced clinician satisfaction, retention and staffing capabilities;

•	an enhanced ability for the partnered facilities to be reimbursed fairly due to established networks, regional presence and managed care contracting infrastructure and expertise;

•	improved group purchasing organization terms due to scale;

•	operating efficiencies from improved management and collection of patient service revenues;

•	an effective voice in the local and state regulatory process through not-for-profit leadership; and

•	improved quality of care at partnered hospitals and availability of quality referral hospital options for critical cases due to clinical integration.

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Commitment to the Delivery of Quality Patient Care. We believe providing quality patient care is critical to attracting and retaining patients, physicians, medical staff and employees. In addition, providing quality patient care is increasingly vital to achieving financial success as governmental, commercial and other payers shift from fee-for-service payment models to value-based reimbursement models based on quality, efficiency and coordination of care. We believe several factors contribute to providing quality patient care, including instilling leadership and accountability at all levels of our organization, aligning ourselves with quality physicians and medical staff and providing a quality clinical environment for our patients, physicians and employees. Furthermore, we continually strive to improve physician and employee satisfaction, which we believe is critical to delivering quality patient care. We have developed and implemented programs to support and monitor quality of care and patient safety that include:

•	use of standardized data and benchmarks to monitor hospital performance and quality improvement efforts;

•	implementation of recommended policies and procedures based on nationally recognized medical and scientific metrics and evidence-based tools for improving patient, physician and employee satisfaction;

•	leveraging of technology and sharing of evidence-based clinical best practices;

•	use of training programs for hospital management and clinical staff regarding regulatory and reporting requirements; and

•	implementation of specific leadership methods and error-prevention tools to create safer care environments for patients and staff.

As a result of these efforts, we have made significant progress in clinical quality and patient safety. We have achieved a 53% year-over-year reduction in CMS designated Patient Safety Indicator events, or PSIs, in the first half of 2018. In addition, we have reduced certain CMS Designated Hospital-Acquired Infections by 29% over the same period. Our efforts to deliver quality patient care resulted in 92.3% of our hospitals receiving a three star rating or above according to CMS’ Overall Hospital Quality Star Rating report as of December 2017.

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Strategic Capital Investments Resulting in Well-Capitalized Facilities. We maintain a disciplined approach to capital expenditures, strategically investing in our existing facilities in order to expand our range of services and increase patient volumes. Our facilities have been well-capitalized through strategic investments and represent a significant and tangible asset base. Within the past six years, we have constructed new facilities or completed significant renovation projects at our existing facilities in a majority of our geographic markets. As of September 30, 2018, we have invested over $450 million into the Hillcrest HealthCare System since its acquisition, over $370 million into the Lovelace Health System since its acquisition (excluding the Lovelace Health Plan, which was subsequently divested) and over $100 million into the BSA Health System over the last five years. In addition, three of our hospitals were constructed or significantly renovated within the last six years, including Seton Medical Center Harker Heights, Portneuf Medical Center and HackensackUMC — Pascack Valley. Our demonstrated commitment to facility modernization, advancement, enhancement and investment has provided us a foundation from which we believe we can increase volumes in our health systems through the expansion and addition of urgent care facilities, physician clinics and freestanding emergency departments. In addition, we believe that our continued commitment to invest in our communities and facilities will further strengthen our quality of care and our ability to recruit and retain leading physicians and healthcare professionals and support and help improve our patient volumes.

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Commitment to an Integrated Information System Platform. As of September 30, 2018, we have invested approximately $160 million since 2016 to implement integrated information systems across 15 of our 31 facilities through our arrangement with Epic. Our facilities and providers in the Lovelace Health System, BSA Health System and Hillcrest HealthCare System were converted to the Epic platform in August 2017, December 2017 and March 2018, respectively, including patient accounting, billing and clinical data systems. We expect the remainder of our facilities will be transitioned to our Epic platform by the end of 2020. These conversions position us to continue to achieve a significant level of standardization across our organization and provide us with a unique core competency in converting hospitals and health systems onto the Epic platform. We believe Epic and our other information systems, which are scalable both in terms of adding new hospitals and adding new functionalities, allow us to enhance our facilities, realize operational efficiencies and strengthen physician and employee recruitment. According to Epic, over 60% of residents and medical students are educated and trained on the Epic platform. The investment in Epic and other information systems further enhances our ability to provide quality and comprehensive patient care in a cost-efficient manner and we believe better positions us to participate in advanced risk based payment models. As of August 2018, 20 of the 20 Best Hospitals and 19 of the 20 Best Medical Schools (Primary Care), according to U.S. News & World Report’s 2019 rankings, utilize the Epic platform.

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Strong Track Record of Growth and Financial Performance. We have consistently improved the performance of our existing and acquired operations, including a demonstrated track record of operational improvement to drive margin expansion and EBITDA growth at our facilities. We have achieved positive same-facility admissions growth during 16 of the last 18 quarters. Our disciplined approach to growth and focus on cash generation has led to improved financial and operating performance resulting in strong revenue, Adjusted EBITDAR and Adjusted EBITDA growth. We have grown total net revenue from $2.0 billion in 2015 to $3.0 billion for the year ended December 31, 2017 and increased Adjusted EBITDAR from $237.4 million to $365.1 million and Adjusted EBITDA from $208.2 million to $246.4 million over the same period. This growth was primarily led by improving the operational performance of our existing portfolio as well as diversifying through strategic acquisitions of hospitals with leading market positions within growing markets.

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Experienced and Aligned Management Team Supported by Strong Equity Sponsorship. Our management team averages over 25 years of healthcare industry experience, with significant experience in managing, acquiring and integrating hospitals. Our management team has consistently demonstrated an ability to improve the operating performance and competitive position of our hospitals. Additionally, our management team owns a significant equity interest in the Company, further aligning their interests in future growth. We will also continue to benefit from the sponsorship and equity ownership of EGI and Ventas.

Our Growth Strategy

The key elements of our growth strategy include:

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Expand Services We Provide within Existing Growing Urban Markets. We believe our presence in growing urban markets provides us the ability to generate long-term growth through the continued expansion of our service offerings. Each year, we conduct in-depth strategic reviews of the major service lines offered at each of our facilities and assess market demand for additional services to enhance our ability to be the most comprehensive healthcare provider of quality medical care within our defined markets. We utilize our local market knowledge, taking into account input and guidance from our local physician and community leaders, in order to prioritize the healthcare services our communities are seeking. Focus areas include specialty service line expansion, outpatient services and access points and investment in technology and equipment. Through these investments we increase the quality and scope of the services we provide and maintain our strong reputation as a healthcare provider of choice, resulting in greater market penetration and scale and increased revenue and profitability of our facilities. As an example, we have invested and continue to invest in outpatient care facilities, urgent care facilities and other ancillary services in the communities we serve to provide comprehensive services across the continuum of care, leading to growth in our volumes and market share. Through our primary care base and access to a full network of services within our markets, we believe we are well positioned to capitalize on the trends favoring outpatient services and value-based care. For the year ended December 31, 2017, approximately 48% of our net patient service revenue was derived from outpatient services.

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Pursue Strategic Acquisition and Joint Venture Opportunities. We continually evaluate and selectively pursue acquisitions of hospitals and other healthcare facilities in both new and existing markets. Our growth strategy is supported by our differentiated joint venture model which has allowed us to develop partnerships with many large not-for-profit medical systems, leading universities, academic medical centers and foundations in key markets throughout the United States. We target joint venture partners that exhibit strong brand and scale and that are seeking for-profit operating partners to provide operational expertise and capital to enhance and advance facilities and operations. When evaluating acquisitions, we employ a rigorous and disciplined approach and focus on a range of criteria to evaluate suitability and fit within our portfolio. We seek to make acquisitions that are, or have the potential to become, market leading regional health systems in urban markets with favorable demographic trends. We often acquire underperforming or undermanaged facilities where we can implement our best practices and seek to realize significant operating efficiencies from improved management and collection of patient service revenues, greater purchasing power due to our scale, facility-level productivity improvements, access to a quality information technology system at a better cost, managed care contracting expertise and an in-network payer strategy. We believe that our partnerships help us achieve these improvements by providing our portfolio of 31 hospitals the scale, strength and support of a 75-hospital network which helps increase returns on invested capital, broaden our payer network and enhance our reputation by building our brand awareness in the communities we serve. Moreover, our acquisition strategy in new markets is able to be flexible in its approach. In certain markets, we have been able to acquire a comprehensive health system that can include multiple sites of care and brings with it immediate market share and reach. In other markets, we are able to jointly make an acquisition with a strategic partner having an expanded presence, which allows us to benefit from the partner’s scale and relevance in that market. In addition, our management team has extensive experience identifying, acquiring, integrating and expanding hospitals, having acquired and successfully integrated 23 hospitals over the past seven years.

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Improve Operating Margins of Recent Acquisitions. We believe that we are well positioned to realize continued growth and improvements to our operating margins as a result of our ability to improve operating performance at our recently acquired facilities through realizing identified cost synergies associated with our recent acquisitions. Through our operational expertise and growing scale, we are able to bring efficiencies to our acquired health systems, including through reductions in administrative costs, efficiencies realized from greater purchasing power and improved management and collection of patient service revenue. We also expect to achieve benefits as a result of recently renegotiated professional services and supply chain contracts and rate increases from Medicare and managed care contracts. We have realized approximately $22.4 million from these operating synergies from the ETMC Acquisition since March 2018 through September 30, 2018. We expect to realize additional synergies from the ETMC Acquisition of approximately $33.1 million by the end of 2019 as a result of recently renegotiated professional services and supply chain contracts and rate increases from Medicare and managed care contracts. We expect additional savings through greater operational efficiencies, additional volumes and revenue growth through service line expansions; however, we cannot provide assurance that we will realize these synergies by the end of 2019 or at all. We also have been successful at creating value at acquired facilities by investing capital to expand services, enhance operations and generate additional cost savings. As we exhibited by the end of the second or third full fiscal year after completing acquisitions of the BSA Health System (Amarillo, Texas), the Roswell Regional Hospital (Roswell, New Mexico) and the SouthCrest Hospital and Claremore Regional Hospital (Tulsa, Oklahoma), Adjusted EBITDA contribution approximately doubled relative to the 12 months prior to acquisition.

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Improve Operating Efficiencies through Enhanced Scale. We seek to use our scale to provide a competitive advantage through our ability to serve patients that other providers cannot serve profitably. We believe the scale of our operations in each of our respective markets enables us to realize the benefits of economies of scale, purchasing power, increased operating efficiencies, including the optimization of staffing and utilization levels, and increased return on information technology and other capital investments. These efficiencies allow us to strengthen our financial performance while improving the services we provide to our patients, physicians and health system partners, as well as provide us with greater flexibility to adapt to regulatory and market changes. We believe these operating efficiencies are one of the many characteristics that make us an acquisition partner of choice and enable us to be successful in our acquisition strategy. Through our scale and ability to achieve these operating efficiencies, we expect to be able to realize meaningful cost savings at newly acquired and existing facilities and drive increased operating margins.

Our Operations and Services

Our senior management team has extensive experience in operating multi-facility hospital networks and focuses on strategic planning for our facilities. We group our hospitals into divisions with focused local management teams that provide guidance and oversight. Each of our hospitals’ local management teams are generally comprised of a chief executive officer, chief financial officer and chief nursing officer or director of nursing. Local management teams, in consultation with our corporate staff, develop annual operating plans setting forth revenue growth strategies through the expansion of offered services, as well as plans to improve operating efficiencies and reduce costs. We believe that the ability of the local management team to identify and meet the needs of our patients, medical staff and the community as a whole is critical to the success of our hospitals. We base the compensation for each local management team in part on its ability to achieve the clinical quality and financial goals set forth in the annual operating plan.

Boards of trustees at our hospitals, consisting of local community leaders, members of the medical staff and members of the local management team provide community leadership and guidance to our hospitals. Members of each board of trustees are identified and recommended by our local management teams and generally serve three-year, staggered terms. The boards of trustees approve and monitor the hospitals’ medical, professional and ethical practices, and ensure that they conform to our high standards. We maintain company-wide compliance and quality assurance programs and use patient care evaluations and other assessment methods to support and monitor quality of care standards and meet accreditation and regulatory requirements.

We provide our local management with corporate assistance in maintaining systematic policies and procedures at each hospital we acquire in order to improve clinical and financial performance. These policies include ethics, quality assurance, safety and compliance programs, supply and equipment purchasing and leasing contracts, managed care contracting, accounting, financial and clinical systems, governmental reimbursement, personnel management, resource management and employee benefits. These uniform policies and procedures are designed to provide us with consistent management and financial reports for all our facilities and facilitate the performance evaluation of each facility.

Hospital revenues depend primarily upon inpatient occupancy levels, the volume of outpatient procedures and the charges or negotiated payment rates for the services provided. Reimbursement rates and charges for routine services vary significantly depending on the type of services provided, the payer and the market in which the hospital is located.

We believe that the most important factors affecting the utilization of a hospital are its clinical quality and market position and the number, quality and specialties of physicians and medical staff caring for patients at the facility. Overall, we believe that the attractiveness of a hospital to patients, physicians and payers depends on its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors which affect utilization include local demographics and population growth, local economic conditions and managed care market penetration.

Our Supply Purchasing

We are a participant in the HealthTrust Purchasing Group purchasing organization. This organization uses its purchasing power, along with its willingness to move vendor business, to negotiate vendor agreements at favorable rates. The vendor agreements include medical supplies, pharmaceuticals, medical implantables, business supplies, major capital equipment and service agreements. By participating as a member of this organization, we are able to procure supplies and equipment at competitively priced rates for our facilities.

Our Properties and Facilities

The locations of our hospitals and the number of licensed beds at each hospital as of September 30, 2018 are set forth in the table above under “— Our Facilities.” We operate 31 acute care hospitals (including one managed hospital) with 4,718 licensed beds and other healthcare facilities serving urban and suburban markets in Amarillo, Texas, Harker Heights, Texas, Tyler, Texas, Albuquerque, New Mexico, Tulsa, Oklahoma, Topeka, Kansas, Pocatello, Idaho, Westwood, New Jersey, Montclair, New Jersey and Panama City, Florida. The other healthcare facilities include medical office buildings located on the same campus as, or near, our acute care hospitals, physician practices and various ancillary healthcare facilities. All of our hospitals and other applicable healthcare facilities are eligible to participate in the Medicare and Medicaid programs.

As of September 30, 2018, we leased approximately 92,683 square feet of office space at One Burton Hills Boulevard, Suite 250, Nashville, Tennessee for our corporate headquarters. In addition, as of September 30,

2018, we leased approximately 1,582 square feet of office space at 7100 Commerce Way, Suite 15, Brentwood, Tennessee and 22,500 square feet of office space at 565 Marriott Drive, Suite 500, Nashville, Tennessee, for our information systems operations. In addition, we own Portneuf Medical Center in Pocatello, Idaho; the University of Kansas St. Francis Campus in Topeka, Kansas; Pascack Valley Medical Center in Westwood, New Jersey; Physicians Surgical Hospitals in Amarillo, Texas; Seton Medical Center Harker Heights in Harker Heights, Texas; UT Health Henderson in Henderson, Texas; UT Health Jacksonville in Jacksonville, Texas; UT Health Tyler in Tyler, Texas;UT Health Pittsburgh in Pittsburgh, Texas; UT Health Specialty Hospital in Tyler, Texas and UT Health Rehabilitation Hospital in Tyler, Texas.

Our headquarters, hospitals and other facilities are suitable for their respective uses and are, in general, adequate for our present needs. Our obligations under our New Senior Secured Credit Facilities are secured by a pledge of substantially all of our assets, including first priority mortgages on our wholly owned hospitals. Our properties are also subject to various federal, state and local statutes and ordinances regulating their operation. Management does not believe that compliance with such statutes and ordinances will materially adversely affect our financial position or results of operations.

Competition

The hospital industry is highly competitive. The competition among hospitals and other healthcare providers for patients has intensified in recent years as patients have become more conscious of rising costs and quality of care in the healthcare decision-making process. We currently face competition from established, not-for-profit healthcare systems, investor-owned hospital companies and outpatient service providers. Some of these competing facilities may offer more complex services or more modern facilities and equipment than those available at our hospitals. Some are owned by tax-supported government agencies or not-for-profit entities, affording financial advantages such as exemption from property and income taxes. Some competitors are implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups, and participating in ACOs, or other clinical integration models. In the future, we expect to encounter increased competition from companies, like ours, that aim to consolidate hospitals and other healthcare companies in specific geographic markets. Continued consolidation in the healthcare industry will be a leading factor contributing to increased competition both in markets in which we already have a presence and in markets we may enter in the future.

One of the most important factors in the competitive position of an acute care hospital is its location, including its geographic coverage, and access to patients. A location convenient to a large population of potential patients or a wide geographic coverage area through a hospital network can significantly benefit an acute care hospital’s competitive position. Another important factor is the scope and quality of services an acute care hospital offers, whether at a single facility or through a network, compared to the services offered by its competitors. An acute care hospital that offers a broad range of services and has a strong local market presence is more likely to obtain favorable managed care contracts. To ensure we remain competitive in our managed care markets, we intend to regularly evaluate changing circumstances, including sufficiency of services and access to patients, in the geographic areas in which we operate. Where appropriate, we may choose to form our own, or join with others to form, local hospital networks.

A hospital’s competitive position also depends on the quality and scope of the practices of physicians associated with the hospital. We believe that physicians refer patients to hospitals primarily on the basis of the quality and scope of services provided by the hospital, the quality of the medical staff and employees affiliated with the hospital, the hospital’s location and the quality and age of the hospital’s equipment and physical plant. We seek to retain physicians of varied specialties on our medical staffs and to attract other qualified physicians. Most physicians at our hospitals also have admitting privileges at other hospitals. If we are unable to provide adequate support personnel or technologically advanced equipment and facilities that meet the needs of physicians, they may choose to spend more time at our competitors’ hospitals and other facilities, which could cause a decline in patient volume.

We believe that physician alignment strategies promote clinical integration, enhance quality of care, and make us more efficient and competitive in a healthcare environment trending toward value-based purchasing models. We aim to align with physicians through various recruitment and employment strategies, as well as through alternative means of alignment, such as our formation of provider networks in certain markets. While we expect that employing physicians will relieve some cost pressures associated with on-call coverage and other professional fees, we anticipate incurring additional labor and other related costs as we continue to integrate recently employed physicians and their support staff. In addition, we face significant competition for skilled physicians in certain of our markets as more providers are adopting a physician staffing model.

A number of other factors affect our competitive position, including:

•	our reputation for quality and cost of care, which may be impacted by trends toward clinical transparency;

•	retention of our managed care contracting relationships and ability to enter into new contracts on favorable terms; and

•	state certificate of need (“CON”) laws, which may limit our ability to expand services and facilities, make capital expenditures, and otherwise make changes in operations.

Some of the hospitals that compete with our hospitals are owned by governmental agencies or not-for-profit corporations supported by endowments and charitable contributions and can finance capital expenditures and operations on a tax-exempt basis. Currently, our acute care hospitals compete directly with some of the largest not-for-profit providers in each of their respective states. Our five facilities in the Albuquerque metropolitan area compete with Presbyterian Hospital, the largest acute care hospital in New Mexico, and New Mexico’s only private not-for-profit healthcare system. Hillcrest HealthCare System has two not-for-profit competitors, St. Francis Health System and St. John Health System.

Some of our competitors are larger and more established, have greater geographic coverage, offer a wider range of services (including extensive research and medical education programs) and/or have more capital or other resources than we do. In Albuquerque, our facilities also compete with the University of New Mexico Health System, or University of New Mexico Hospital (“UNMH”). UNMH is the primary teaching hospital for the UNM School of Medicine and is ranked among the top ten academic centers in the nation.

Reimbursement and Payment

We receive payment for healthcare services from the federal Medicare program; state Medicaid or similar programs; health insurance carriers, HMOs, PPOs and other managed care programs; and patients directly.

Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons, persons with end-stage renal disease and persons with Lou Gehrig’s Disease. Medicaid is a federal-state program, administered by the states, that provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. All of our hospitals are eligible to participate in Medicare and Medicaid programs. Amounts received under Medicare and Medicaid programs are generally significantly less than established hospital gross charges for the services provided. Since a substantial portion of our revenue comes from patients under Medicare and Medicaid programs, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in these programs. The trend toward increased enrollment in Medicare managed care may adversely affect our operating revenue.

Within the framework of the Medicare and Medicaid programs, there are areas subject to administrative rulings, interpretations and discretion which may affect payments made under either or both of such programs. Reimbursement is subject to audit and review by government agencies and contractors, such as MACs.

Our hospitals generally offer discounts from established charges to certain group purchasers of healthcare services, including private health insurers, employers, HMOs, PPOs, health plans offered through insurance marketplaces created pursuant to the Affordable Care Act (“Exchanges”) and other managed care plans. These discount programs generally limit our ability to increase revenues in response to increasing costs. Patients are generally not responsible for any difference between customary hospital charges and amounts paid for hospital services by Medicare and Medicaid programs, insurance companies, HMOs, PPOs and other managed care companies, but are responsible for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payers.

We provide discounts to uninsured patients who do not qualify for Medicaid or for financial relief under our charity care policy. In implementing our uninsured discount policy, we may attempt to provide assistance to uninsured patients to help determine whether they may qualify for Medicaid, other federal or state assistance or charity care under our charity care policy. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Medicare

We receive payment under the Medicare program for inpatient and outpatient services performed by our hospitals. Payments for inpatient acute services are generally made pursuant to PPS. Under PPS, our hospitals are paid a predetermined amount for each hospital discharge based on the patient’s diagnosis. Specifically, each discharge is assigned to a Medicare severity diagnosis-related group, commonly known as an “MS-DRG,” based upon the patient’s condition and treatment during the relevant inpatient stay. Each MS-DRG is assigned a payment rate based on the national average cost per case and the severity-adjusted MS-DRG weights. MS-DRG payments are based on national averages and not on charges or costs specific to a hospital. Severity-adjusted MS-DRGs more accurately reflect the costs a hospital incurs for caring for a patient and account more fully for the severity of each patient’s condition. However, MS-DRG payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located. While a hospital generally does not receive payment in addition to a MS-DRG payment, hospitals may qualify for an “outlier” payment when a specific patient’s treatment costs are extraordinarily high and exceed a specified regulatory threshold.

MS-DRG rates are updated, and MS-DRG weights are recalibrated, using cost-relative weights each federal fiscal year (which begins October 1). The index used to update the MS-DRG rates (the “market basket”) gives consideration to the inflation experienced by hospitals and entities outside the healthcare industry in purchasing goods and services. The Affordable Care Act provides for annual decreases to the market basket, including reductions of 0.75 percentage point for federal fiscal years 2018 and 2019. For each federal fiscal year, the Affordable Care Act provides for the annual market basket update to be further reduced by a productivity adjustment based on the Bureau of Labor Statistics (“BLS”), 10-year moving average of changes in specified economy-wide productivity. A decrease in payment rates or an increase in rates that is below the increase in our costs may adversely affect our results of operations.

For federal fiscal year 2018, CMS increased the MS-DRG rate by approximately 1.2%. This increase reflected a market basket update of 2.7%, adjusted by the following percentage points: the 0.75 reduction required by the Affordable Care Act, a negative 0.6 productivity adjustment, a further reduction of 0.6 to remove the effects of prior adjustments related to the two midnight rule, and a positive 0.46 adjustment in accordance with the 21st Century Cures Act. For federal fiscal year 2019, CMS increased the MS-DRG rate by approximately 1.85%. This increase reflects a market basket update of 2.9%, adjusted by the following percentage points: the 0.75 reduction required by the Affordable Care Act, a negative 0.8 productivity adjustment, and a positive 0.5 adjustment in accordance with MACRA. Additional adjustments may apply, depending on patient-specific or hospital-specific factors.

The MS-DRG payment rates are also adjusted to promote value-based purchasing, linking payments to quality and efficiency. First, hospitals that meet or exceed certain quality performance standards receive greater reimbursement under the Hospital Value-Based Purchasing Program, while hospitals that do not satisfy certain quality performance standards receive reduced Medicare inpatient hospital payments. The amount collected from the reductions is pooled and used to fund the payments that reward hospitals based on a set of quality measures that have been linked to improved clinical processes of care and patient satisfaction. CMS scores each hospital on its achievement relative to other hospitals and improvement relative to that hospital’s own past performance. CMS estimates that $1.9 billion will be available to hospitals as incentive payments in federal fiscal year 2019 under this value-based purchasing program. Second, hospitals experiencing “excess readmissions” for conditions designated by CMS within 30 days from the patient’s date of discharge will receive inpatient payments reduced by an amount determined by comparing that hospital’s readmission performance to a risk-adjusted national average. Third, the 25% of hospitals with the worst national risk-adjusted HAC rates in the previous year will have their total inpatient operating Medicare payments reduced by 1%. HHS has indicated that it will increase its efforts to promote, develop and use alternative payment models such as ACOs and bundled payment arrangements.

CMS also reimburses hospital outpatient services (and certain Medicare Part B services furnished to hospital inpatients who have no Part A coverage) on a PPS basis. CMS uses fee schedules to pay for physical, occupational and speech therapies, durable medical equipment, clinical diagnostic laboratory services, nonimplantable orthotics and prosthetics, freestanding surgery center services and services provided by independent diagnostic testing facilities. In addition, certain items and services furnished by off-campus provider-based departments, subject to certain exceptions, are not covered as outpatient department services under the outpatient PPS, but are reimbursed under the Medicare Physician Fee Schedule, subject to adjustments as specified by CMS.

Hospital outpatient services paid under PPS are classified into groups called ambulatory payment classifications (“APCs”). Services for each APC are similar clinically and in terms of the resources they require. A payment rate is established for each APC. Depending on the services provided, a hospital may be paid for more than one APC for a patient visit. The APC payment rates are updated for each calendar year. The Affordable Care Act provides for annual reductions of 0.75 percentage point to the market basket update in calendar years 2018 and 2019. For each calendar year, the Affordable Care Act provides for the annual market basket update to be further reduced by a productivity adjustment based on the BLS 10-year moving average of changes in specified economy-wide productivity. For calendar year 2018, CMS increased APC payment rates by an estimated 1.4%. This increase reflected a market basket increase of 2.7% adjusted by the following percentage points: a positive 0.6 productivity adjustment and negative 0.75 adjustment required by the Affordable Care Act, along with other policy changes. For calendar year 2019, CMS increased APC payment rates by an estimated 1.35%. This increase reflects a market basket increase of 2.9% with a negative 0.8 percentage point productivity point adjustment and negative 0.75 percentage point adjustment required by the Affordable Care Act. CMS requires hospitals to submit quality data relating to outpatient care to avoid receiving a 2.0 percentage point reduction to the market basket update under the outpatient PPS.

CMS also reimburses services provided in inpatient rehabilitation facilities (“IRFs”), on a PPS basis. Under the IRF PPS, patients are classified into case mix groups based upon impairment, age, comorbidities (additional diseases or disorders occurring in a single patient) and functional capability. IRFs are paid a predetermined amount per discharge that reflects the patient’s case mix group and is adjusted for area wage levels, low-income patients, rural areas and high-cost outliers. The Affordable Care Act provides for reductions to the market basket update, including annual reductions of 0.75 percentage point in federal fiscal years 2018 and 2019, plus annual market basket updates to be further reduced each federal fiscal year by a productivity adjustment. For federal fiscal year 2018, CMS increased inpatient rehabilitation payment rates by an estimated 0.9%. This reflected an increase factor of 1.0%, the figure required by MACRA, with adjustments related to outlier threshold results. For federal fiscal year 2019, CMS increased inpatient rehabilitation payment rates by an estimated 1.3%. In addition, CMS requires IRFs to report quality measures to avoid receiving a reduction of 2 percentage points to the market basket update.

In order to qualify for classification as an IRF, at least 60% of a facility’s inpatients during the most recent 12-month CMS-defined review period must have required intensive rehabilitation services for one or more of 13 specified conditions, among other coverage criteria. A facility that fails to meet the 60% threshold, or other criteria to be classified as an IRF, will be paid under either the acute care hospital inpatient or outpatient PPS, which generally provide for lower payment amounts.

The Medicare reimbursement discussed above was reduced beginning in 2013 due to the Budget Control Act of 2011 that required across-the-board spending cuts to the federal budget, also known as sequestration. These sequestration cuts included reductions in payments for Medicare and other federally funded healthcare programs, including TRICARE. These reductions have been extended through 2027.

Payment under the Medicare program for physician services is based upon the Medicare Physician Fee Schedule, under which CMS has assigned a national relative value unit (“RVU”) to most medical procedures and services that reflects the resources required to provide the services relative to all other services. Each RVU is calculated based on a combination of the time and intensity of work required, overhead expense attributable to the service, and malpractice insurance expense. These elements are each modified by a geographic adjustment factor to account for local practice costs and are then aggregated. CMS annually reviews resource inputs for select services. MACRA provides for a 0.5% update to the Medicare Physician Fee Schedule for calendar year 2018 and there is a 0.25% update for calendar year 2019.

MACRA also requires the establishment of the Quality Payment Program (“QPP”) a payment methodology intended to reward patient care. Beginning in 2017, physicians and certain other healthcare clinicians are required to participate in one of two QPP tracks. Under both tracks, performance data collected in 2017 will affect Medicare payments in 2019, and performance data collected in 2019 will affect Medicare payments in 2021. CMS expects to transition increasing financial risk to providers as QPP evolves. Under the Advanced Alternative Payment Model (“Advanced APM”) track, incentive payments are available based on participation in specific innovative payment models approved by CMS. Providers may earn a Medicare incentive payment and will be exempt from the reporting requirements and payment adjustments imposed under the Merit-Based Incentive Payment System (“MIPS”), if the provider has sufficient participation in an Advanced APM. Alternatively, providers may participate in the MIPS track, under which physicians will receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities and meaningful use of EHRs. MIPS consolidates components of certain previously established physician incentive programs.

Medicaid

Medicaid programs are funded jointly by the federal government and the states and are administered by states under approved plans. Most state Medicaid payments are made under a PPS or under programs which negotiate payment levels with individual hospitals. The Affordable Care Act, as enacted, requires states to expand Medicaid coverage to all individuals under age 65 with incomes effectively at or below 138% of the federal poverty level. However, states may opt out of the expansion without losing existing federal Medicaid funding. Some states use, or have applied to use, waivers granted by CMS to implement expansion, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards. The presidential administration and a number of members of Congress have indicated their intent to increase state flexibility in the administration of Medicaid programs, including allowing states to condition enrollment on work or other community engagement.

The federal government and many states are considering various strategies to reduce Medicaid expenditures. Currently, several states utilize supplemental reimbursement programs intended to offset a portion of the costs to providers associated with providing care to Medicaid and indigent patients. These programs are designed with input from CMS and may be funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the healthcare providers. We can provide no assurance that changes to Medicaid programs or reductions to Medicaid funding will not have a material adverse effect on our consolidated results of operations.

Federal funds under the Medicaid program may not be used to reimburse providers for medical assistance provided to treat certain provider-preventable conditions. Each state Medicaid program must deny payments to providers for the treatment of hospital-acquired conditions designated by CMS as well as other provider-preventable conditions that may be designated by the state.

Disproportionate Share Hospital Payments

In addition to making payments for services provided directly to beneficiaries, Medicare makes additional payments to hospitals that treat a disproportionately large number of low-income patients (Medicaid and Medicare patients eligible to receive Supplemental Security Income). Disproportionate Share Hospital (“DSH”) payments are determined annually based on certain statistical information required by HHS and are paid as a percentage addition to MS-DRG payments.

The Affordable Care Act reduced Medicare DSH payments to 25% of the amount they otherwise would have been absent the law. The remaining 75% of the amount that would otherwise be paid under Medicare DSH is effectively pooled, and this pool is adjusted each year by a formula that reflects changes in the national level of uninsured who are under 65 years of age. Thus, the greater the level of coverage for the previously uninsured nationally, the more the Medicare DSH payment pool will be reduced. Each DSH hospital is paid, out of the DSH payment pool, an amount allocated based upon its estimated cost of providing uncompensated care.

Hospitals that provide care to a disproportionately high number of low-income patients may receive Medicaid DSH payments. The federal government distributes federal Medicaid DSH funds to each state based on a statutory formula. The states then distribute the DSH funding among qualifying hospitals. States have broad discretion to define which hospitals qualify for Medicaid DSH payments and the amount of such payments. The Affordable Care Act and subsequent legislation provide for reductions to the Medicaid DSH hospital program. However, Congress has delayed the implementation of these reductions until 2020. Under the budget bill signed into law in February 2018, Medicaid DSH payments will be reduced by $4 billion in 2020 and by $8 billion per year from 2021 through 2025.

TRICARE

TRICARE is the Department of Defense’s health care program for members of the armed forces. For inpatient services, TRICARE reimburses hospitals based on a DRG system modeled on the Medicare inpatient PPS. For outpatient services, TRICARE reimburses hospitals based on a PPS that is similar to that utilized for services furnished to Medicare beneficiaries.

Annual Cost Reports

All hospitals participating in the Medicare, Medicaid and TRICARE programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenues, costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits often require several years to reach the final determination of amounts due to or from us under these programs. Providers also have rights of appeal, and it is common to contest issues raised in audits of cost reports.

Commercial Insurance and Managed Care Companies

Our hospitals provide services to individuals covered by private healthcare insurance or by health plans administered by managed care companies. These payers pay our hospitals or in some cases reimburse their policyholders based upon the hospital’s established charges and the coverage provided in the insurance policy. They try to limit the costs of hospital services by negotiating discounts, including PPS, which would reduce payments by commercial insurers or health plans to our hospitals. Commercial insurers and managed care companies also seek to reduce payments to hospitals by establishing payment rules that in effect re-characterize the services ordered by physicians. For example, some payers vigorously review each patient’s length of stay in the hospital and recharacterize as outpatient all inpatient stays of less than a particular duration (e.g., 24 hours). Reductions in payments for services provided by our hospitals to individuals covered by these payers could adversely affect us.

Under the Managed Medicare program, also known as Medicare Part C or Medicare Advantage, the federal government contracts with private health plans to provide members with Medicare benefits. The plans may choose to offer supplemental benefits and impose higher premiums and cost-sharing obligations. Enrollment in Medicare Advantage plans is increasing, with more than one-third of all Medicare enrollees projected to be in such a plan in 2018.

Similarly, enrollment in managed Medicaid programs has increased in recent years as state governments seek to control healthcare costs. Managed Medicaid programs enable states to contract with private entities to handle program responsibilities like care management and claims adjudication. The provisions of these programs are state-specific. Many states direct managed care plans to pass through supplemental payments to designated providers, independent of services rendered, to ensure consistent funding of providers that serve large numbers of low-income patients. However, in an effort to more closely tie funds to delivery and outcomes, CMS began limiting these “pass-through payments” to managed Medicaid plans in 2016 and will ultimately prohibit such payments by 2027.

Administration and Integrity

CMS competitively bids the Medicare fiscal intermediary and Medicare carrier functions to MACs in 12 jurisdictions. Each MAC is geographically assigned and serves both Part A and Part B providers within a given jurisdiction. Chain providers had the option of having all hospitals use one home office MAC, and we chose to do so. However, CMS has not converted all of our hospitals to one MAC and currently does not have an established date to accomplish the conversion. CMS periodically re-solicits bids, and the MAC servicing a geographic area can change as a result of the bid competition. MAC transition periods can impact claims processing functions and the resulting cash flow.

CMS also contracts with third parties to promote the integrity of the Medicare program through review of quality concerns and detection of improper payments. Quality Improvement Organizations (“QIOs”), for example, are groups of physicians and other healthcare quality experts which work on behalf of CMS to ensure that Medicare pays only for goods and services that are reasonable and necessary and that are provided in the most appropriate setting. Under the RAC program, CMS contracts with RACs nationwide to conduct post-payment reviews to detect and correct improper payments in the Medicare program, as required by statute. RACs review claims submitted to Medicare for billing compliance, including correct coding and medical necessity. Compensation for RACs is on a contingency basis and based upon the amount of overpayments and underpayments identified, if any. CMS limits the number of claims that RACs may audit by limiting the number of records that RACs may request from hospitals based on each provider’s claim denial rate for the previous year.

The RAC program’s scope also includes Medicaid claims. States may coordinate with Medicaid RACs regarding recoupment of overpayments and refer suspected fraud and abuse to appropriate law enforcement agencies. Under the Medicaid Integrity Program, CMS employs private contractors, referred to as Medicaid Integrity Contractors (“MICs”), to perform reviews and post-payment audits of Medicaid claims and identify overpayments. MICs are assigned to five geographic jurisdictions. Besides MICs, several other contractors and state Medicaid agencies have increased their review activities.

We maintain policies and procedures to respond to the RAC requests and payment denials. Payment recoveries resulting from RAC reviews and denials are appealable, and we pursue reversal of adverse determinations at appropriate appeal levels. Currently, there are significant delays in the assignment of new Medicare appeals to Administrative Law Judges. According to the Office of Medicare Hearings and Appeals, the average processing time in fiscal year 2017 was approximately three years. HHS has finalized rules intended to streamline the process and improve efficiency, but has also stressed the need for additional funding. Thus, we may experience significant delays in appealing any RAC payment denials. To ease the backlog of appeals, CMS has announced two new settlement initiatives. Depending upon the growth of RAC programs and our success in appealing claims in future periods, our cash flows and results of operations could be negatively impacted.

Accountable Care Organizations and Bundled Payment Initiatives

With the aim of reducing healthcare costs by improving quality and operational efficiency, ACOs are gaining traction in both the public and private sectors. An ACO is a network of providers and suppliers (including hospitals, physicians and other designated professionals) that work together to invest in infrastructure and redesign delivery processes to achieve high-quality and efficient delivery of services. ACOs are intended to produce savings as a result of improved quality and operational efficiency. HHS has established a Medicare Shared Savings Program that seeks to promote accountability and coordination of care through the creation of ACOs. Medicare-approved ACOs that achieve quality performance standards established by HHS are eligible to share in a portion of the amounts saved by the Medicare program. HHS has significant discretion to determine key elements of ACO programs. Certain waivers are available from fraud and abuse laws for ACOs.

The Center for Medicare & Medicaid Innovation (“CMMI”) is responsible for establishing demonstration projects and other initiatives in order to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare that create savings under the Medicare and Medicaid programs while improving quality of care. For example, providers participating in bundled payment initiatives agree to receive one payment for services provided to Medicare patients for certain medical conditions or episodes of care, accepting accountability for costs and quality of care. By rewarding providers for increasing quality and reducing costs and penalizing providers if costs exceed a set amount, these models are intended to lead to higher quality, more coordinated care at a lower cost to the Medicare program. Hospitals may receive supplemental Medicare payments or owe repayments to CMS depending on whether overall CMS spending per episode exceeds or falls below a target specified by CMS and whether quality standards are met. The CMMI has implemented a voluntary bundled payment program known as the Bundled Payment for Care Improvement initiative. Participation in bundled payment programs is generally voluntary, but CMS requires hospitals in selected geographic areas to participate in bundling programs for specified orthopedic procedures. CMS has indicated that it is developing more bundled payment models. We expect value-based purchasing programs, including models that condition reimbursement on patient outcome measures, to become more common with both governmental and non-governmental payers.

Uninsured and Self-Pay

Self-pay revenues are derived from providing healthcare services to patients without health insurance coverage and from the patient responsibility portion of payments for our healthcare services that are not covered by an individual’s health plan. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government healthcare programs or private third-party payers. Any increases in uninsured individuals, changes to the payer mix or greater adoption of health plan structures that result in higher patient responsibility amounts could increase amounts due from individuals.

Regulation and Licensing

A framework of complex federal and state laws, rules and regulations governs the healthcare industry, which is subject to shifts in political and regulatory dynamics. If we fail to comply with applicable laws and regulations, we may be subject to criminal penalties and civil sanctions, our hospitals could lose their licenses and we could lose our ability to participate in Medicare, Medicaid and other government programs. Therefore, we devote significant time and resources to regulatory compliance, including compliance with those laws and regulations described below.

Healthcare facility construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, dispensing narcotics, handling radioactive materials, fire prevention, building codes and environmental protection. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. All of our hospitals are licensed under appropriate state laws and are qualified to participate in Medicare and Medicaid programs. In addition, our acute care hospitals are accredited by either The Joint Commission or Det Norske Veritas, which evaluate the hospitals for compliance with applicable health and administrative standards to participate in Medicare and Medicaid programs. If any facility were to lose its Medicare or Medicaid certification, the facility would be unable to receive reimbursement from federal healthcare programs. If any facility were to lose accreditation, the facility would be subject to state surveys, potentially be subject to increased scrutiny by CMS and likely lose payment from private third-party payers.

The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services. The requirements for licensure, certification and accreditation also include notification or approval in the event of the transfer or change of ownership or certain other changes. Failure to provide required notifications or obtain necessary approvals in these circumstances can result in the inability to complete an acquisition or change of ownership, loss of licensure, lapses in reimbursement or other penalties.

In some states where we operate hospitals and other healthcare facilities, the construction or expansion of healthcare facilities, the acquisition of existing facilities, the transfer or change of ownership, capital expenditures exceeding a prescribed amount and the addition of new beds or services may be subject to review by and prior approval of, or notifications to, state regulatory agencies under a CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded healthcare facilities and services. Failure to provide required notifications or obtain necessary state approvals can result in the inability to expand facilities, add services, complete an acquisition or change ownership or other penalties.

Healthcare Reform

Over the last decade, the U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes intended to increase access to health insurance. The most prominent of these recent efforts, the Affordable Care Act, affects how healthcare services are covered, delivered and reimbursed through expanded health insurance coverage, reduced growth in Medicare program spending, reductions in Medicare and Medicaid DSH payments and the establishment of programs that tie reimbursement to clinical integration and quality of care. However, the future of the Affordable Care Act is uncertain, as the presidential administration and certain members of Congress have made changes to, and have stated their intent to repeal or make additional significant changes to the Affordable Care Act, its implementation or interpretation. As part of the 2017 tax reform legislation, Congress eliminated the financial penalty for individuals that fail to maintain health insurance coverage associated with the individual mandate, effective January 2019. Further, the final rules issued in 2018 expand availability of association health plans and allow the sale of short-term, limited-duration health plans, neither of which are required to cover all of the essential health benefits mandated by the Affordable Care Act. These changes may impact the number of individuals who elect to purchase health insurance or the scope of such coverage, if purchased. In addition, a presidential executive order has been signed that directs agencies to minimize “economic and regulatory burdens” of the Affordable Care Act, which may result in additional changes in how the law is implemented.

As currently structured, the Affordable Care Act expands coverage through a combination of public program expansion and private sector health insurance and other reforms. Expansion in public program coverage has been driven primarily by expanding the categories of individuals eligible for Medicaid coverage. A number of states have opted out of the Medicaid expansion provisions, which they may do without losing federal funding. Some states are using waivers granted by CMS to expand their Medicaid programs, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards. The expansion of health coverage through the private sector as a result of the Affordable Care Act has been driven by requirements applicable to health insurers, employers and individuals. In addition, the Affordable Care Act required the creation of the Exchanges, to facilitate the purchase of health insurance. However, several health insurers have limited or ended their participation in these marketplaces, creating uncertainty regarding the long-term viability of the Exchanges.

We believe that the Affordable Care Act has had a positive impact on net operating revenues and income from continuing operations as the result of the expansion of private sector and Medicaid coverage that has occurred. However, other provisions of the Affordable Care Act, such as requirements related to employee health insurance coverage, have increased our operating costs. In addition, the Affordable Care Act has made changes to Medicare and Medicaid reimbursement that could adversely impact the reimbursement we receive under these programs. These changes include reductions to the Medicare annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the Medicare market basket update, and reductions to the Medicare and Medicaid disproportionate share hospital payments.

Substantial uncertainty remains regarding the ongoing net effect of the Affordable Care Act due to the possibility of repeal or further significant changes to the law, clarifications and modifications resulting from executive orders, the rule-making process, the outcome of court challenges (including a December 2018 ruling in the U.S. District Court for the Northern District of Texas finding the Affordable Care Act to be unconstitutional, which is pending appeal) and the development of agency guidance, whether and how many states ultimately decide to expand Medicaid coverage and on what terms, the number of individuals who elect to purchase health insurance coverage and budgetary issues at federal and state levels. The impact on the healthcare industry and timing of any potential repeal of or additional changes to the Affordable Care Act and any alternative provisions is unknown. It is difficult to predict the nature and success of future financial or delivery system reforms.

Program Integrity and Fraud and Abuse

Participation in any federal healthcare program, including the Medicare and Medicaid programs, is heavily regulated by statute and regulation. If a hospital fails to comply with the numerous conditions of participation in the Medicare and Medicaid programs or performs certain prohibited acts, the hospital’s participation in the federal healthcare programs may be terminated, or civil and/or criminal penalties may be imposed. Further, any person or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program, including private healthcare plans, may be subject to fines, imprisonment or both. Additionally, any person or entity that knowingly and willfully falsifies or conceals a material fact or makes any material false or fraudulent statements in connection with the delivery or payment of healthcare services by a healthcare benefit plan is subject to a fine, imprisonment or both. Civil monetary penalties are adjusted annually based on updates to the consumer price index and were recently increased under the Bipartisan Budget Act of 2018.

Anti-Kickback Statute

A section of the Social Security Act known as the “Anti-Kickback Statute” prohibits some business practices and relationships under Medicare, Medicaid and other federal healthcare programs. These practices include the knowing or willful, direct or indirect, payment, receipt, offer, or solicitation of remuneration of any kind in exchange for provision, referral, or recommendation of items or services that are reimbursed under federal or state healthcare programs. Actual knowledge of the statute or specific intent to violate it is not required to commit a violation. Moreover, courts have interpreted this statute broadly and held that there is a violation of the Anti-Kickback Statute if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. Further, submission of a claim for services or items generated in violation of the Anti-Kickback Statute may be subject to additional penalties under the FCA as a false or fraudulent claim. Violations of the Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. These penalties are updated annually based on changes to the consumer price index. Violations of the Anti-Kickback Statute can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to 10 years. In addition, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid.

The OIG is one entity responsible for identifying and investigating fraud and abuse activities in federal healthcare programs. The OIG has promulgated “safe harbor” regulations that shield arrangements that fully comply with a safe harbor from prosecution. The failure of a particular activity to comply with the safe harbor regulations does not necessarily mean that the activity violates the Anti-Kickback Statute; however, such failure may lead to increased scrutiny by government enforcement authorities.

As part of its duties, the OIG provides guidance to healthcare providers by identifying types of activities that could violate the Anti-Kickback Statute through various methods, including advisory opinions and “Special Fraud Alerts.” These Special Fraud Alerts do not have the force of law, but identify features of arrangements or transactions that the government believes may cause the arrangements or transactions to violate the Anti-Kickback Statute or other federal healthcare laws. The OIG has identified several incentive arrangements that constitute suspect practices, including: (a) payment of any incentive by a hospital each time a physician refers a patient to the hospital, (b) the use of free or significantly discounted office space or equipment in facilities usually located close to the hospital, (c) provision of free or significantly discounted billing, nursing or other staff services, (d) free training for a physician’s office staff in areas such as management techniques and laboratory techniques, (e) guarantees which provide, if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder, (f) low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital, (g) payment of the costs of a physician’s travel and expenses for conferences, (h) coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician, (i) payment for services (which may include consultations at the hospital) which require few, if any, substantive duties by the physician, (j) purchasing goods or services from physicians at prices in excess of their fair market value, (k) rental of space in physician offices, at other than fair market value terms, by persons or entities to which physicians refer, and (l) physician-owned entities (frequently referred to as physician-owned distributorships or PODs) that derive revenue from selling, or arranging for the sale of, implantable medical devices ordered by their physician-owners for use on procedures that physician-owners perform on their own patients at hospitals or ambulatory surgery centers. The OIG has encouraged persons having information about hospitals who offer the above types of incentives to physicians to report such information to the OIG.

The OIG also issues “Special Advisory Bulletins” as a means of providing guidance to healthcare providers. These bulletins, along with the Special Fraud Alerts, have focused on certain arrangements that could be subject to heightened scrutiny by government enforcement authorities, including: (a) contractual joint venture arrangements and other joint venture arrangements between those in a position to refer business, such as physicians, and those providing items or services for which Medicare or Medicaid pays, and (b) certain “gainsharing” arrangements (i.e., the practice of giving physicians a share of any reduction in a hospital’s costs for patient care attributable in part to the physician’s efforts).

In addition to issuing Special Fraud Alerts and Special Advisory Bulletins, the OIG issues compliance program guidance for certain types of healthcare providers. The OIG guidance identifies a number of risk areas under federal fraud and abuse statutes and regulations. These areas of risk include compensation arrangements with physicians, recruitment arrangements with physicians and joint venture relationships with physicians.

We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians own interests in a number of our facilities. Physicians may also own our stock. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include reimbursement for certain direct expenses, including relocation costs, income guarantees and, in some cases, loans. Although we strive to comply with the Anti-Kickback Statute, taking into account available guidance including the “safe harbor” regulations, we cannot assure you that regulatory authorities will not determine otherwise. If that happens, we could be subject to criminal and civil penalties and/or exclusion from participating in Medicare, Medicaid, or other government healthcare programs. Civil monetary penalties are increased annually based on updates to the consumer price index.

Stark Law

The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements, if these entities provide certain “designated health services” reimbursable by Medicare or Medical unless an exception applies. These types of referrals are commonly known as “self-referrals.” Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $24,748 per claim submitted and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. A scheme to circumvent the Stark Law may result in civil monetary penalties of up to $164,992. These penalties are updated annually based on changes to the consumer price index.

There are ownership and compensation arrangement exceptions to the self-referral prohibition. A financial relationship must comply with every requirement of a Stark Law exception or the arrangement is in violation of the Stark Law. For example, one exception allows a physician to refer patients to a healthcare entity in which the physician has an ownership interest if the entity is located in a rural area, as defined in the statute. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. From time to time, the federal government has issued regulations that interpret the provisions included in the Stark Law, but it is unclear how the government will interpret many of these exceptions for enforcement purposes. Further, we do not always have the benefit of significant regulatory or judicial interpretation of the Stark Law and its implementing regulations. We attempt to structure our relationships to comply with the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot assure that every relationship complies fully with the Stark Law.

Historically, the Stark Law has contained an exception, commonly referred to as the “whole-hospital” exception, allowing physicians to own an interest in an entire hospital, as opposed to an interest in a hospital department. A hospital is physician-owned if any physician, or an immediate family member of a physician, holds debt, stock or other types of investment in the hospital or in any owner of the hospital, excluding physician ownership through publicly traded securities that meet certain conditions. The Affordable Care Act significantly narrows the whole-hospital exception, which is now available only to hospitals that had physician ownership in place as of March 23, 2010, and a Medicare provider agreement effective as of December 31, 2010. The Affordable Care Act and implementing regulations effectively prohibit the formation of new physician-owned hospitals that participate in Medicare or Medicaid. While the amended whole-hospital exception permits certain existing physician investments in a whole hospital to continue under a “grandfathering” clause, a grandfathered hospital is prohibited from increasing its aggregate percentage of physician ownership beyond the aggregate level in place as of March 23, 2010. Further, a grandfathered physician-owned hospital may not increase its aggregate number of operating rooms, procedure rooms, and beds for which it is licensed beyond the number as of March 23, 2010, subject to limited exceptions. A grandfathered physician-owned hospital must comply with several additional requirements, including not conditioning any physician ownership directly or indirectly on the owner making or influencing referrals, not offering any ownership interests to physician owners on more favorable terms than those offered to non-physicians and not providing any guarantee to physician owners to purchase other business interests related to the hospital. In addition, a grandfathered hospital cannot have been converted from an ambulatory surgery center to a hospital.

The whole-hospital exception involves various disclosure requirements. For example, CMS regulations require physician-owned hospitals and their physician owners to disclose certain ownership information to patients. Physician-owned hospitals that receive referrals from physician owners must disclose in writing to patients that such hospitals are owned by physicians and that patients may receive a list of the hospitals’ physician investors upon request. A physician-owned hospital must require all physician owners who are members of the hospital’s medical staff to agree, as a condition of continued medical staff membership or admitting privileges, to disclose in writing to all patients whom they refer to the hospital their (or an immediate family member’s) ownership interest in the hospital. If a hospital fails to comply with these regulations, the hospital could lose its Medicare provider agreement and be prevented from participating in Medicare.

The Affordable Care Act modified some of the whole hospital exception’s disclosure requirements. For example, a grandfathered physician-owned hospital is required to submit periodic reports listing each investor in the hospital, including all physician owners. However, CMS has delayed the collection of annual reporting data until further notice. In addition, grandfathered physician-owned hospitals must have procedures in place that require each referring physician owner to disclose to patients, with enough notice for the patient to make a meaningful decision regarding receipt of care, the physician’s ownership interest and, if applicable, any ownership interest held by the treating physician. A grandfathered physician-owned hospital also must disclose on its website and in any public advertising the fact that it has physician ownership. The Affordable Care Act requires HHS to audit grandfathered physician-owned hospitals’ compliance with these requirements.

Similar State Laws

Many states in which we operate have adopted statutes and/or regulations that prohibit the payment of kickbacks or any type of remuneration in exchange for patient referrals and that prohibit healthcare providers from, in certain circumstances, referring a patient to a healthcare facility in which the provider has an ownership or investment interest. While these statutes generally mirror the Anti-Kickback Statute and the Stark Law, they may vary widely in their scope and application. Some are specifically limited to healthcare services that are paid for in whole or in part by the Medicaid program; others apply to all healthcare services regardless of payer; and others apply only to state-defined designated services, which may differ from the designated health services under the Stark Law. In addition, many states have adopted statutes that mirror the FCA and that prohibit the filing of a false or fraudulent claim with a state governmental agency. However, these laws, rules and regulations have typically been the subject of limited judicial and regulatory interpretation. These statutes typically provide for criminal and civil penalties, as well as loss of licensure. A determination of non-compliance with the applicable state healthcare laws, rules, and regulations could subject our surgical facilities to civil and criminal penalties and could have a material adverse effect on our operations.

We are also subject to various state insurance statutes and regulations that prohibit us from submitting inaccurate, incorrect or misleading claims. Many state insurance laws and regulations are broadly worded and could be implicated, for example, if our facilities were to adjust an out-of-network co-payment or other patient responsibility amounts without fully disclosing the adjustment on the claim submitted to the payer. If we were found to be in violation of a state’s healthcare or insurance laws or regulations, such a determination could subject our facilities to civil and criminal penalties and have an adverse effect on our financial position and results of operations.

Clinical Laboratory Regulation

Our clinical laboratories are subject to federal oversight under the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”), which extends federal oversight to most clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. Clinical laboratories that are subject to CLIA and that do not perform only waived tests must meet quality assurance, quality control and personnel standards. These laboratories also must undergo proficiency testing and are subject to periodic inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with tests classified as “high complexity,” “moderate complexity” or “waived.” Laboratories performing high complexity testing are required to meet more stringent requirements than moderate complexity laboratories. Laboratories performing only waived tests, which are tests determined by the Food and Drug Administration to have a low potential for error and requiring little oversight, may apply for a certificate of waiver exempting them from most of the requirements of CLIA. Our operations may also be subject to state and local laboratory regulation. CLIA provides that a state may adopt laboratory regulations different from or more stringent than those under federal law, and a number of states have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records.

False Claims Act

We are subject to state and federal laws that govern the submission of claims for reimbursement and prohibit the making of false claims or statements. One of the most prominent of these laws is the FCA, which may be enforced by the federal government directly or by a qui tam plaintiff, or whistleblower, on the government’s behalf. The government may use the FCA to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided and submitting false cost reports. In addition, the government takes the position that the FCA applies to payments made in connection with the Exchanges created under the Affordable Care Act, if those payments include any federal funds. When a private party brings a qui tam action under the FCA, the defendant is not made aware of the lawsuit until the government commences its own investigation or makes a determination whether it will intervene. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties ranging from $11,181 to $22,363 for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs. These penalties are updated annually based on changes to the consumer price index.

There are many potential bases for liability under the FCA. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The FCA defines the term “knowingly” broadly to include not only actual knowledge of a claim’s falsity, but also reckless disregard of the truth of the information, or deliberate ignorance of the truth or falsity of a claim. Specific intent to defraud is not required. Submission of claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the FCA. Whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA. False claims under the FCA also include the knowing and improper failure to report and refund amounts owed to the government in a timely manner following identification of an overpayment. An overpayment is deemed to be identified when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment.

Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors and agents providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the FCA, and similar state laws. A number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. Federal law provides an incentive to states to enact false claims laws that are comparable to the FCA. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the FCA or similar state laws.

Other Fraud and Abuse Provisions

Providers can face substantial criminal and civil monetary penalties and exclusion from state and federal healthcare programs for a number of activities that are prohibited by fraud and abuse laws, including gainsharing arrangements, billing Medicare amounts that are substantially in excess of a provider’s usual charges, offering remuneration to influence a Medicare or Medicaid beneficiary’s selection of a healthcare provider, contracting with an individual or entity known to be excluded from a federal healthcare program, and making or accepting a payment to induce a physician to reduce or limit services. False claims include, but are not limited to, billing for services not rendered or for misrepresenting actual services rendered in order to obtain higher reimbursement, billing for unnecessary goods and services and cost report fraud. Further, civil penalties may be imposed for the failure to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. HHS may, and in some cases is required to, exclude individuals and entities that HHS determines have committed an act in violation of applicable fraud and abuse laws or improperly filed claims in violation of such laws from participating in any federal healthcare program. For example, HHS has the ability to exclude from Medicare and Medicaid any business entities and any investors, officers and managing employees associated with business entities that have committed healthcare fraud, even if the officer or managing employee had no knowledge of the fraud. This standard does not require that specific intent to defraud. It is also a crime to defraud any commercial healthcare benefit program.

Some of these provisions require a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute. Federal and state governments increasingly use the federal Civil Monetary Penalties Law, especially where they believe they cannot meet the higher burden of proof requirements under the Anti-Kickback Statute. These penalties will be updated annually based on changes to the consumer price index.

Corporate Practice of Medicine; Fee-Splitting

State laws and judicial doctrines prohibit unlicensed persons or business entities, including corporations, from practicing medicine and other professions. Such laws and doctrines have been interpreted in some states to prohibit employing physicians and other professionals and undertaking activities that could be seen as exercising control over healthcare provider professional judgment. Some states also have adopted laws that prohibit direct or indirect payments to, or entering into fee-splitting arrangements with, physicians and unlicensed persons or business entities. These laws vary from state to state and are often vague and subject to interpretation by state medical boards, state attorneys general and other regulatory authorities. We attempt to structure our arrangements with healthcare providers to comply with the relevant state law. However, we cannot provide assurance that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements. In addition, agreements between the corporation and the physician may be considered void and unenforceable.

HIPAA Administration Simplification and Privacy and Security Requirements

The Administrative Simplification Provisions of HIPAA and implementing regulations require the use of uniform electronic data transmission standards and code sets for certain healthcare claims and payment transactions submitted or received electronically. In addition, HIPAA requires that each provider use a National Provider Identifier. These provisions are intended to encourage electronic commerce in the healthcare industry.

The privacy and security regulations promulgated pursuant to HIPAA extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information,” and require covered entities, including health plans and most healthcare providers, to implement administrative, physical and technical safeguards to protect the security of such information. Certain provisions of the security and privacy regulations apply to business associates (entities that handle protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these provisions. In addition, a covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity.

Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. All non-permitted uses or disclosures of unsecured protected health information are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information.

Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties up to $57,051 per violation, not to exceed $1.71 million per calendar year for non-compliance of an identical provision and, in certain circumstances, criminal penalties with fines up to $250,000 and/or imprisonment. The civil penalties are adjusted annually based on updates to the consumer price index. HHS is required to perform compliance audits. In addition to enforcement by HHS, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. HHS may resolve HIPAA violations through informal means, such as allowing a covered entity to implement a corrective action plan, but HHS has the discretion to move directly to impose monetary penalties and is required to impose penalties for violations resulting from willful neglect. Our facilities also are subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to data breaches.

EMTALA

EMTALA is a federal law that imposes requirements regarding the care that must be provided to anyone seeking care who comes to a facility that provides emergency medical services before that individual may be transferred to another facility or otherwise denied care. The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital’s emergency room, but present for emergency examination or treatment to the hospital’s campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. The obligation of a facility to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. Sanctions for failing to fulfill these requirements include exclusion from participation in Medicare and Medicaid programs and civil money penalties, which are increased annually based on updates to the consumer price index. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital.

Legal Proceedings and Health Care Industry Investigations

From time to time, claims and suits arise in the ordinary course of our business. In certain of these actions, plaintiffs request punitive or other damages against us that may not be covered by insurance. In addition, companies in the healthcare industry, including ours, may be subject to actions under the FCA or similar state laws, which may be enforced by the federal government or a state government directly or by a qui tam plaintiff, or whistleblower, on the government’s behalf. We do not believe that we are a party to any proceeding that, in our opinion, would have a material adverse effect on our business, financial condition or results of operations.

Significant media and public attention has focused in recent years on the hospital industry. This media and public attention, changes in government personnel and other factors have led to increased scrutiny of the health care industry. Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. Because the laws and regulations applicable to the healthcare industry are complex and constantly evolving, governmental investigations or litigation may result in interpretations that are inconsistent with our or industry practices. In some instances, government investigations that have in the past been conducted under the civil provisions of federal law may now be conducted as criminal investigations.

Both federal and state government agencies have increased their focus on and coordination of civil and criminal enforcement efforts in the health care area. The OIG and the Department of Justice have, from time to time, established national enforcement initiatives, targeting hospital providers that focus on specific billing practices or other suspected areas of abuse. In addition, governmental agencies and their agents, such as MACs, fiscal intermediaries and carriers, may conduct audits of our health care operations. Private third-party payers may conduct similar post-payment audits, and we also perform internal audits and monitoring.

In addition to national enforcement initiatives, federal and state investigations have addressed a wide variety of routine health care operations such as: cost reporting and billing practices; financial arrangements with referral sources; physician recruitment activities; physician joint ventures; and hospital charges and collection practices for self-pay patients. We engage in many of these routine health care operations and other activities that could be the subject of governmental investigations or inquiries. Any investigations of the Company, our executives or managers could result in significant liabilities or penalties to us, as well as adverse publicity.

Environmental Matters

We are subject to various federal, state and local environmental laws and regulations, including those relating to the protection of human health and the environment. The principal environmental requirements applicable to our operations relate to:

•	the proper handling and disposal of solid waste, medical and pharmaceutical waste, hazardous waste, universal waste and low-level radioactive medical waste;

•	the proper use, storage and handling of mercury, radioactive materials and other hazardous materials;

•	registration and licensing of radiological equipment;

•	management of underground and above-ground storage tanks;

•	management of hydraulic fluid or oil associated with elevators, chiller units or other equipment;

•	management of asbestos-containing materials or lead-based paint present or likely to be present at some locations;

•	air emission permits and standards for boilers or other equipment; and

•	wastewater discharge permits or requirements.

We do not expect our obligations under these or other applicable environmental laws and requirements to have a material effect on us. In our operations, we also may identify other conditions at our facilities, such as water intrusion or the presence of mold or fungus, which warrant action, and we can incur additional costs to address those conditions. Under various environmental laws, we also may be required to investigate, clean up or contribute to the cost of cleaning up substances or wastes that have been released into the environment either at properties owned or operated by us or our predecessors or at other properties to which substances or wastes from our operations were sent for off-site treatment or disposal. These obligations may be imposed without regard to fault, and liability for environmental remediation can be substantial. While we cannot predict whether or to what extent we might be held responsible for such cleanup costs in the future, as of the date of this prospectus, we have not identified any environmental cleanup costs or liabilities that would be expected to have a material effect on us.

Insurance

We maintain claims-made professional liability insurance coverage and occurrence-based general liability insurance coverage with independent third-party carriers. Our current insurance arrangements cover claims totaling up to $90.0 million per occurrence and in the aggregate, subject to a $3.0 million self-insured retention per occurrence. We also maintain workers’ compensation liability insurance with statutory limits and employer liability policy limits of $1.0 million for each occurrence from an unrelated commercial insurance carrier subject to a $250,000 deductible per occurrence.

At September 30, 2018 and December 31, 2017, our professional and general liability accrual for asserted and unasserted claims was $87.1 million and $95.7 million, respectively, of which $71.0 million and $76.0 million, respectively, were included in self-insured liabilities and $16.1 million and $19.7 million, respectively, were included in other accrued expenses and liabilities in the condensed consolidated balance sheets. At September 30, 2018 and December 31, 2017, our workers’ compensation liability accrual for asserted and unasserted claims was $13.5 million and $18.5 million, respectively, of which $9.9 million and $13.2 million, respectively, were included in self-insured liabilities and $3.6 million and $5.3 million, respectively, for both periods, were included in other accrued expenses and liabilities for both periods in the condensed consolidated balance sheets.

Employees and Medical Staff

As of September 30, 2018, we had approximately 26,526 total employees, including 21,740 full time employees and more than 1,000 employed providers. As of September 30, 2018, approximately 307 employees at HackensackUMC Mountainside were represented by two labor unions and HackensackUMC Mountainside is party to two collective bargaining agreements. There are no outstanding labor disputes. In our markets and throughout the healthcare industry, there is currently a shortage of nurses and other medical support personnel. We recruit and retain nurses and medical support personnel by creating desirable, professional work environments and offering competitive wages, benefits and long-term incentives. In addition, we provide career development and other training programs. In order to supplement our current employee base, we intend to expand our relationships with colleges, universities, and other medical education institutions in our markets and recruit nurses and other medical support personnel from abroad.

Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of our individual hospitals and may be on the medical staff of several hospitals, including hospitals not affiliated with us. A physician who is not an employee can terminate his affiliation with our hospital at any time. Although we employ or are responsible for the employment of a number of physicians in all of our markets, a physician does not have to be an employee of ours to be a member of the medical staff of one of our hospitals. Any licensed physician may apply to be admitted to the medical staff of any of our hospitals, but admission must be approved by that hospital’s medical staff and board of trustees.

MANAGEMENT

The following table sets forth information as of December 21, 2018 regarding certain individuals who are expected to serve as our executive officers, other key employees and directors of Ardent Health Partners, Inc. upon completion of this offering:

NAME	AGE	POSITION
Executive Officers:
David T. Vandewater	68	President and Chief Executive Officer, Director
Clint B. Adams	50	Executive Vice President and Chief Financial Officer
Paul Kappelman	45	Executive Vice President and Chief Operating Officer
Stephen C. Petrovich	52	Executive Vice President, General Counsel and Secretary
Jim Garman	63	Executive Vice President, Human Resources and Administration
Other Key Employees:
Daniel J. Moen	67	Executive Vice President, Development
Frank J. Campbell	50	Chief Medical Officer and Chief Quality Officer
Ashley Crabtree	54	Senior Vice President and Treasurer
James Grimes	41	Senior Vice President and Chief Accounting Officer
Tyra Palmer	56	Senior Vice President, Marketing and Government Relations
Brian Walton	43	Senior Vice President, Financial Operations
Moody Chisholm	59	Division President, East Texas
Kevin Gross	63	Division President, Oklahoma
Matt Maxfield	54	Division President, Americas
Ron Stern	67	Division President, New Mexico
Bob Williams	65	Division President, Texas
Non-Employee Directors and Director Nominees:
David L. Bernd	69	Director
Peter Bulgarelli	62	Director
Peter Bynoe	67	Director
Bill Goodyear	70	Director Nominee
Ellen Havdala	52	Director Nominee
Douglas D. Hawthorne	71	Director
Chris Nilan	35	Director
Mark Sotir	54	Director

The following are brief biographies describing the backgrounds of our executive officers, other key employees, non-employee directors and director nominees:

Executive Officers

David T. Vandewater. Mr. Vandewater joined us as chairman of Behavior Healthcare Corporation in February 2001 and was appointed president and chief executive officer in 2002. Mr. Vandewater was first elected a director in 2001 and currently serves on our board. Prior to joining us, he served as president and chief operating officer of Columbia/HCA Healthcare Corporation and also served in other executive positions ranging from chief executive officer of Vista Hill Medical Center to executive vice president and chief operating officer at Republic Health Corporation. Mr. Vandewater is a former chairman of the Federation of American Hospitals and also served on the Health Care Systems Governing Council of the American Hospital Association. He received a bachelor’s degree from Henderson State College and a master’s degree in healthcare administration from the University of Houston Clear Lake. Based on his extensive industry and management experience, we believe he is well-qualified to lead us and serve on our board.

Clint B. Adams. Mr. Adams joined us as assistant vice president, financial reporting in 2003 and has served as our chief financial officer since 2010. Since joining us, he has built a solid accounting infrastructure and team while leading the financial operations of our hospitals. Mr. Adams previously served as an audit senior manager for Ernst & Young where he managed large and medium-sized audit engagements of multiple public healthcare and technology companies. He also served as controller for PathGroup Inc. and audit manager and staff accountant for Deloitte. Mr. Adams is certified public accountant and a member of the Healthcare Financial Management Association. He received a bachelor’s degree in accounting from Murray State University.

Paul Kappelman. Mr. Kappelman joined us in 2017 after our merger with LHP. Prior to joining us, Mr. Kappelman served as president of hospital operations for LHP since 2010 and, most recently, as interim chief executive officer. Previously, he was chief executive officer at Northwest Medical Center in Tucson, Arizona and chief executive officer at Northwest Medical Center in Oro Valley, Arizona. Mr. Kappelman earned a bachelor’s degree and a master’s degree from Tulane University. He is a fellow with the American College of Healthcare Executives (FACHE).

Stephen C. Petrovich. Mr. Petrovich has served as our executive vice president, general counsel and secretary since our formation in 2001 and was general counsel to our predecessor company, Behavioral Healthcare Corporation, since 2000. Prior to joining us, he clerked for the Honorable Harold L. Murphy, federal district judge for the Northern District of Georgia. After clerking he worked in private practice concentrating in litigation, employment and healthcare regulatory work before becoming litigation counsel for Charter Behavioral Health Systems. Mr. Petrovich received a Juris Doctorate degree from the University of Georgia where he was Associate Notes Editor of the Georgia Law Review and received his undergraduate degree from DePauw University.

Jim Garman. Mr. Garman joined us in 2018. Mr. Garman brings more than 30 years of human resources experience to his position as executive vice president for human resources and administration. Most recently, he served as executive vice president and chief human resources officer for Memorial Hermann Health System from 2011 through 2017. Before that, Mr. Garman was vice president and chief administrative officer for Dresser-Rand, Inc. Mr. Garman holds a masters in Human Resource Management and Development from Chapman University and a bachelor’s degree from California Lutheran University.

Other Key Employees

Daniel J. Moen. Mr. Moen joined us in 2017 after our merger with LHP. As executive vice president of development, Mr. Moen leads our efforts to partner with new hospitals, health systems and communities. Mr. Moen is a founder of LHP and served as chairman of its board of directors until it was acquired by Ardent in 2017. Prior to joining LHP, Mr. Moen served as executive vice president of development for Triad Hospitals, Inc., where he spearheaded the acquisition of all their new hospitals. Before that, he worked for Columbia Hospital Corporation (now HCA) from 1991 to 1998, first as the president of the South Florida division. In 1994, he was named president of the Florida Group and, in 1996, he assumed the role of president of the Columbia Sponsored Network group and was responsible for the company’s managed care subsidiaries. Mr. Moen started his healthcare career with Humana in 1977 and worked there in positions of increasing responsibility for 14 years. Mr. Moen holds both a bachelor’s degree and master’s degree in public health from Oklahoma University and an M.B.A. from Southern Methodist University.

Frank J. Campbell. Dr. Campbell joined us in 2017. Dr. Campbell, as chief medical officer and chief quality officer, works closely with hospital and division leadership, as well as medical staffs and physician organizations to improve quality through system-wide outcomes measurement and performance improvement initiatives. He brings significant experience developing local and national quality programs across a variety of care settings. Prior to joining Ardent, Dr. Campbell was vice president of clinical services for Community Health Systems, where he led quality improvement and value-based purchasing activities for the company’s 130 acute-care hospitals. Previously, he served as chief medical officer of CareSpot Express Healthcare, an urgent care and occupational outpatient services organization, and 657-bed TriStar Centennial Medical Center in Nashville, Tennessee. A board-certified emergency medicine physician, Dr. Campbell holds both a medical degree from Jefferson Medical College in Philadelphia and a master’s of business administration from Temple University in Philadelphia. He completed his residency at Cooper Hospital in Camden, New Jersey.

Ashley Crabtree. Ms. Crabtree joined us in 2003. With more than 30 years of experience in health care banking and finance, Ms. Crabtree oversees the strategic management of treasury for Ardent and its affiliates. Prior to joining Ardent, she served as vice president and treasurer of Quorum Health Group, Inc. and managing director of the Healthcare Finance Group, Credit Products, for Bank of America. Ms. Crabtree earned a bachelor’s degree in business administration from the University of North Carolina at Chapel Hill.

James Grimes. Mr. Grimes joined us in 2004. With over 19 years of experience with investor-owned healthcare companies, Mr. Grimes oversees our accounting and financial reporting processes, government reimbursement and budget and planning processes. Prior to joining Ardent, Mr. Grimes spent five years with the Nashville audit practice of Ernst & Young LLP, focusing on both private and public healthcare companies. Mr. Grimes is a certified public accountant and holds bachelor’s degrees in accounting and finance from the University of Tennessee-Knoxville, along with a master’s degree in accounting from the University of Virginia. He is a member of the Healthcare Financial Management Association, the Tennessee Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Tyra Palmer. Ms. Palmer joined us in 2004 and brings more than 30 years of health care marketing, communications and government relations experience to Ardent and its divisions. Her career is punctuated by the development of dynamic marketing and communications strategies and demonstrated success building brand awareness and loyalty. Prior to assuming responsibility for corporate communications, Ms. Palmer led marketing, communications, government relations and physician relations for Hillcrest HealthCare System in Tulsa, Oklahoma, and Lovelace Health System in Albuquerque, New Mexico and BSA Health System in Amarillo, Texas. In this role, she consistently increased market share and built consensus among the systems’ acute care hospitals, multi-specialty physician groups and ancillary operations. Ms. Palmer has created multiple, award-winning campaigns, including the nationally recognized “Don’t Bug Me” flu prevention campaign which has been duplicated in 33 states. In 2015, she won the OHA Advocacy in Action award from the Oklahoma Hospital Association for her advocacy efforts to advance important initiatives to strengthen the provision of health care in Oklahoma. She has also launched affinity groups in both markets with memberships in excess of 17,000 and proven return on investment. Prior to joining Ardent, she served as vice president of marketing and communications for Hillcrest HealthCare System, and served as director of marketing and communications for St. Edward Health System, Sisters of Mercy, in Fort Smith, Arkansas. Ms. Palmer is a graduate of the University of Oklahoma.

Brian Walton. Mr. Walton joined us in 2013 after our acquisition of BSA Health Systems and brings 20 years of healthcare financial and operational management experience in both the for-profit and not-for-profit environments. Previously, Mr. Walton served as the Divisional CFO for BSA Health System in Amarillo, Texas, where he implemented many best practice financial and operational processes. Mr. Walton began his career with Ernst & Young LLP in the healthcare audit and consulting practice. Subsequently, he has held senior leadership roles with Vanguard Health Systems in Phoenix, Arizona, and Memorial Hermann Healthcare System in Houston, Texas. Mr. Walton has undergraduate degrees in finance, accounting and economics from New Mexico State University and holds an M.B.A. from Texas Tech University. Mr. Walton is also a certified public accountant and a Fellow in the Healthcare Financial Management Association.

Moody Chisholm. Mr. Chisholm joined us in 2018 and is responsible for the operations of UT Health East Texas, which includes 10 hospitals, more than 70 clinics, two freestanding emergency centers, regional rehabilitation facilities and home health services, a comprehensive seven-trauma center care network, including a Level 1, and a fleet of more than 45 ambulances and four helicopters. A veteran health system leader, Mr. Chisholm brings more than 35 years of experience to Ardent. He most recently served as regional vice president for Salt Lake City, Utah-based Intermountain Healthcare’s central region, which included seven hospitals. Previously, he was CEO of St. Vincent’s Healthcare in Jacksonville, Florida, and spent 24 years with Universal Health Services where he held a variety of leadership roles including division vice president. Mr. Chisholm holds bachelor’s degrees in economics and business administration from Appalachian State University, and received his M.B.A. from Nova Southeastern University.

Kevin Gross. Mr. Gross joined us in 2010. As president of the Oklahoma Division, Mr. Gross leads the operations of the Hillcrest HealthCare System, which includes Hillcrest Medical Center, Oklahoma Heart Institute, Hillcrest Hospital South, Bailey Medical Center, Hillcrest Hospital Claremore, Hillcrest Hospital Cushing, Hillcrest Hospital Henryetta, Tulsa Spine & Specialty Hospital, and the Utica Park Clinic physician group. Mr. Gross has more than 30 years of experience, working with all sectors of the hospital industry. He most recently served as senior vice president for hospital operations for RehabCare Group Inc. Earlier in his career, he served as president and CEO of United Regional Health Care System in Wichita Falls, Texas; St. Luke’s Medical Center, part of the HealthONE system in Denver, Colorado; and Northwest Texas Healthcare System in Amarillo, Texas, as well as president of HCA’s Midwest Division. He earned his bachelor’s degree in biomedical engineering from Northwestern University and a M.B.A. from the Wharton School of the University of Pennsylvania.

Matt Maxfield. Mr. Maxfield joined us in 2017 and brings more than three decades of healthcare leadership experience to his role as president of Ardent’s Americas Division. He is responsible for the operations of four hospitals in Florida, Idaho and New Jersey, which include more than 1,000 beds and 12,500 employees. Prior to joining Ardent, Mr. Maxfield served as chief operating officer at Little River Healthcare in Central Texas, where he was responsible for the oversight and operations of five hospitals, more than 40 outpatient clinics and a large multi-specialty physician group. Prior to that, Mr. Maxfield was chief executive officer of Seton Medical Center — Harker Heights in Harker Heights, Texas, chief executive officer for Brownwood Regional Medical Center in Brownwood, Texas, and associate executive director of operations at Scott and White Memorial Hospital and Clinic in Temple, Texas. Mr. Maxfield earned his bachelor’s degree from Texas Tech University and his M.B.A. from the University of Dallas. He is a member of the Board of Trustees of the Texas Hospital Association and a Fellow in the American College of Healthcare Executives.

Ron Stern. Mr. Stern joined us in 2005 and oversees the operations of the Lovelace Health System of Albuquerque, N.M., which is comprised of Lovelace Medical Center, Heart Hospital of New Mexico at Lovelace Medical Center, Lovelace Rehabilitation Hospital, Lovelace Women’s Hospital, Lovelace Westside Hospital, Lovelace Regional Hospital-Roswell and Lovelace Medical Group. Prior to joining Lovelace in 2005, Mr. Stern served as CEO of Century City Hospital and Midway Hospital Medical Center in Los Angeles, California. In this role, he led two acute care hospitals in adjoining communities, serving distinctively different patient populations. He has also led Palmetto General Hospital in Hialeah, Florida, Wyoming Valley Health Care System in Wilkes-Barre, Pennsylvania, and Nesbitt Hospital Foundation in Kingston, Pennsylvania. Mr. Stern received his master’s degree in health care administration from George Washington University in Washington, D.C. and his bachelor’s degree from Baruch College, the City University of New York (CUNY), in New York, New York.

Bob Williams. Mr. Williams joined us in 2013 after our acquisition of BSA Health System. For more than 30 years, Mr. Williams has helped to shape health care in Amarillo and the Texas Panhandle. He serves as president and CEO of BSA Health System, the leading health care provider in the area, and division president for Ardent. He was appointed assistant principal at Amarillo High School. Mr. Williams transitioned into health care in 1980 as the director of the business office at High Plains Baptist Hospital in Amarillo. He rose to CFO in 1994. Two years later, when High Plains Baptist merged with St. Anthony’s Health System to form BSA Health System, he was chosen to be COO of the new system. He was promoted to President and CEO in 2009. In addition to leading the operations of the 445-bed main hospital, the Don & Sybil Harrington Cancer Center, BSA Medical Group and Harrington Physicians, Inc., Mr. Williams is responsible for the joint ventures with physicians that include Physician Surgical Hospitals, ADC Endoscopy and Advanced Imaging Center. He is a graduate of West Texas A&M University (formerly West Texas State University).

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors upon completion of this offering will consist of Messrs. Vandewater, Bernd, Bulgarelli, Bynoe, Goodyear, Hawthorne, Nilan and Sotir and Ms. Havdala. The composition of our board of directors prior to this offering was governed pursuant to the terms of the existing Ardent Health Partners, LLC limited liability company agreement (the “Ardent Health Partners LLC Agreement”), pursuant to which Messrs. Bynoe, Nilan and Sotir were designated by EGI and Mr. Bulgarelli was designated by Ventas.

David T. Vandewater. Mr. Vandewater’s biographical information can be found above under “— Executive Officers.”

David L. Bernd. Mr. Bernd has served as a member of our board of directors since August 2018. For more than 20 years, Mr. Bernd served as the chief executive officer of Sentara Healthcare, a $5.2 billion integrated health system headquartered in Norfolk, Virginia, comprised of 12 acute-care hospitals, with health plans covering 450,000 lives, 950+ provider medical groups and medical staffs of approximately 3,700 physicians. Mr. Bernd received his Master of Hospital and Health Administration from the Medical College of Virginia in 1973. We believe Mr. Bernd should serve as a member of our board due to his extensive experience in the healthcare industry.

Peter Bulgarelli. Mr. Bulgarelli has served as a member of our board of directors since September 2018. Mr. Bulgarelli is the executive vice president, office operations, of Ventas and serves as president and chief executive officer of Lillibridge Healthcare Services, a fully integrated medical office building operating company, and wholly owned subsidiary of Ventas. Mr. Bulgarelli joined Ventas in 2018 following a successful 28-year career at Jones Lang LaSalle, Inc., a global professional services firm specializing in real estate, and most recently leading their industry focused businesses including life sciences, higher education and academic medical centers. Mr. Bulgarelli was responsible for the establishment and management of Jones Lang LaSalle, Inc.’s integrated healthcare services business, one of their fastest growing business units which averaged a compound annual growth rate of 40 per cent annually over an eight year period. Mr. Bulgarelli sits on the board of directors of PMB Real Estate Services, and is a member of the Urban Land Institute Healthcare and Life Sciences Council. He serves as the chair emeritus of the Chicago Board of the American Diabetes Association. We believe Mr. Bulgarelli is well-qualified to serve as a member of our board due to his extensive experience in overseeing and managing companies. Mr. Bulgarelli earned his B.S. in civil engineering from the University of Illinois and received his M.B.A. from Northwestern University’s Kellogg Graduate School of Business.

Peter Bynoe. Mr. Bynoe has served as a member of our board of directors since August 2015. As Managing Director in the investment group of Equity Group Investments, Mr. Bynoe focuses on evaluating new investments and monitoring portfolio assets. Mr. Bynoe serves on the boards of several Equity Group Investments companies, including as chairman of Veridiam, Inc., a specialty alloy manufacturer serving the nuclear power, medical, aerospace and automotive markets, and as a director of Covanta Holding Corporation, an international owner/operator of energy-from-waste and power generation facilities. He is also an active board member for Frontier Communications Corporation, Goodman Theatre, Rush University Medical Center, and The CORE Center for the Research and Cure of Infectious Diseases. Prior to joining Equity Group Investments in 2014, Mr. Bynoe served as chief executive officer of Rewards Network, Inc., a dining rewards company; and as a partner and chief operating officer at Loop Capital Markets, a full-service investment bank/broker dealer. Earlier in his career, Peter was a Senior Partner at DLA Piper US LLP. He has also served as chairman of the Chicago Plan Commission, the Chicago Landmarks Commission, and the Illinois Sports Facilities Authority, and as a director of Rewards Network, Inc., Jacor Communications, and Blue Chip Broadcasting. Peter was the Managing General Partner of the NBA’s Denver Nuggets from 1989-1992. Mr. Bynoe earned his JD degree from Harvard Law School and his M.B.A. from the Harvard School of Graduate Management Education. Because of his strong background and experience in growing companies and managing investments, we believe Mr. Bynoe is well-qualified to serve on our board.

Bill Goodyear. Mr. Goodyear will become a member of our board of directors. Mr. Goodyear is the retired chairman and chief executive officer of Navigant Consulting, a NYSE-listed specialty consulting company that provides industry-specific professional consulting services to Fortune 500 companies and government agencies. Mr. Goodyear served in these roles at Navigant from 2000 to 2014. For three decades prior, he served as chairman of Bank of America Illinois, as president of Bank of America’s Global Private Bank, and in domestic and international executive positions with Continental Bank Corporation. He joined Continental in 1972, eventually merging with Bank of America in 1994, and departed the business in 1999. A 1970 graduate of Notre Dame, he subsequently earned an MBA from the Tuck School of Business Administration at Dartmouth College. Mr. Goodyear received an honorary Doctor of Laws degree from his alma mater, Notre Dame, in May 2018. Since October 2015, Mr. Goodyear has been the lead independent director of Exterran Corporation, an oil and gas compression company in Houston, where he chairs the Audit Committee and is a member of the Compensation Committee. Since October 2014, he has also been a director of Enova, Inc., a financial technology company where he chairs the Audit Committee. Mr. Goodyear is chairman of the board of Rush University Medical Center where he chairs the Executive Committee. He is the past chairman and current trustee of the Museum of Science and Industry where he is a member of the Executive Committee. He is a member of the Commercial Club of Chicago and the Executives’ Club of Chicago. He served on the Advisory Council for the Mendoza College of Business before his election to this Board and has been a Fellow of the University since 2005. Mr. Goodyear’s extensive management and director experience makes him well-qualified to serve on our board.

Ellen Havdala. Ms. Havdala will become a member of our board of directors. Ms. Havdala has worked in a variety of capacities for companies affiliated with Equity Group Investments since 1990. Ms. Havdala has been a director of the Zell Entrepreneurship Foundation since August 2016. Ms. Havdala represents Equity Group Investments in sourcing potential transactions and meeting new capital sources. In addition, she is responsible for establishing and overseeing the Zell Global Entrepreneurship Network, an organization designed to provide continuing education and mentorship for students and alumni of Sam Zell’s three entrepreneurship education programs. During her tenure within Sam Zell’s network, she served on the boards of SIRVA, Inc., a provider of moving and relocation services; Rewards Network, Inc., a dining rewards company; WRS Holding Company, an environmental construction and remediation company; East Mediterranean Gas Company SAE, an Egyptian natural gas transmission company; National Patent Development Corporation, a holding company focused on pharmaceutical and home improvement products; and Home Products International, a global consumer products company. Ms. Havdala also held the roles of Executive Vice President at Equity International and Vice President of Scott Sports Group, Inc. Prior to joining Equity Group Investments, Ms. Havdala was a financial analyst with the First Boston Corporation in New York City. She graduated magna cum laude with a B.A. from Harvard College and earned her Master of Divinity from the University of Chicago in 2016. Ms. Havdala is well-qualified to serve on our board due to her extensive management and investment experience.

Douglas D. Hawthorne. Mr. Hawthorne served as a member of our board of directors since August 2018. Mr. Hawthorne, LFACHE, became Founding Chief Executive Officer Emeritus of Texas Health Resources on September 1, 2014, upon stepping down after more than 20 years as Chief Executive Officer. Texas Health, based in Arlington, is one of the nation’s largest faith-based, nonprofit health systems. The system includes Texas Health Physicians Group and hospitals under the banners of Texas Health Presbyterian, Texas Health Arlington Memorial, Texas Health Harris Methodist and Texas Health Huguley. Mr. Hawthorne earned his Bachelor of Science degree and his Master’s degree in Health Care Administration from Trinity University in San Antonio, Texas. He served Presbyterian Healthcare Resources in many roles after joining the system in 1970, rising to president and chief executive officer of Presbyterian Hospital of Dallas (now Texas Health Presbyterian Hospital Dallas) and of Presbyterian Healthcare Resources. In 1997, he became president and chief executive officer of the newly formed Texas Health Resources. Mr. Hawthorne has been a member of the audit committee of BOK Financial Corporation since 2013. Mr. Hawthorne is well-qualified to serve on our board due to his extensive industry and management experience.

Chris Nilan. Mr. Nilan has served as a member of our board of directors since August 2015. Mr. Nilan, Managing Director in the investment group of Equity Group Investments, works primarily on managing existing assets and evaluating new investment opportunities. He serves on the board of Crystal Equity Energy, LLC, a non-operated Bakken oil and gas producer. Mr. Nilan oversees Equity Group Investments’ investments in Par Pacific Holdings, Inc., an owner and operator of energy and infrastructure business, and Dairy Farms NZ Limited, an owner of dairy farmland in New Zealand. Prior to joining Equity Group Investments in 2010, Mr. Nilan served as an Associate at The Circumference Group, and worked on a variety of investing and consulting opportunities. He also served as an investment banking analyst in the Leveraged Finance group at Bank of America where he was involved in a variety of capital market transactions including leveraged buyouts, corporate-to-corporate acquisitions, balance sheet restructurings and other debt financing activities. Mr. Nilan graduated magna cum laude from Wake Forest University with a B.S. in Finance. Mr. Nilan’s extensive experience and knowledge of management and investments makes him well-qualified to serve on our board.

Mark Sotir. Mr. Sotir has served as a member of our board of directors since December 2017. Mr. Sotir is a co-president of Equity Group Investments, where he oversees all aspects of the firm and focuses on maximizing and sustaining the value of the firm’s investment portfolio. Mr. Sotir has nearly 20 years of board and chief executive officer experience and is a senior managing director of Chai Trust Company, LLC (corporate trustee for the Zell family trusts) and executive chairman on the board of directors of Exterran Corporation, a global market leader in natural gas production and processing services. Mr. Sotir joined Equity Group Investments in 2006 as a managing director. He has overseen a range of investments, serving in the ownership representative role of strategic advisor to portfolio company management teams. Mr. Sotir has served on temporary in-house assignments within select Equity Group Investments portfolio companies to accelerate and increase the effectiveness of turnarounds. He performed this role as President of Tribune Interactive from 2007 to 2008, and again more recently within Exterran Holdings, Inc. Before joining Equity Group Investments, Mr. Sotir was the chief executive officer of Sunburst Technology Corporation and served on its board of directors. Previously, he was the president of Budget Group, Inc. (Budget Rent A Car and Ryder Truck Rental), and served on its board as well. Mr. Sotir’s earlier career also included senior brand management and sales roles at The Coca-Cola Company. He holds an M.B.A. from Harvard Business School and a BA from Amherst College. Mr. Sotir’s extensive private equity experience overseeing portfolio companies makes him well-suited to serve on our board.

Controlled Company

We intend to apply to list the shares of our common stock offered in this offering on the NYSE. As EGI will continue to control more than 50% of the voting power of our outstanding common stock upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a result, although the members of our audit committee are required to be independent (subject to a permitted “phase-in” period), we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function under the rules of the NYSE. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Director Independence

Under the rules of the NYSE, independent directors must comprise a majority of our board of directors by the one-year anniversary of the time EGI ceases to own a majority of the voting power of our outstanding common stock. The rules of the NYSE, as well as those of the SEC, impose several requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NYSE and the SEC. Applying these standards, our board of directors has determined that, with the exception of Mr. Vandewater and             , each of our current directors is an independent director, as defined under the rules of the NYSE.

Board Composition

Our board of directors will consist of nine members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our certificate of incorporation. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Board Committees

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. The primary responsibilities of this committee include:

•	selecting, evaluating, compensating and overseeing the independent registered public accounting firm;

•	reviewing the audit plan, changes in the audit plan, and the nature, timing, scope and results of the audit to be conducted by the independent registered public accounting firm;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and discussing with management and the independent auditor, as appropriate, the effectiveness of our internal control over financial reporting and our disclosure controls and procedures;

•

as required by the listing standards of the NYSE, reviewing our major financial risk exposures (and the steps management has taken to monitor and control these risks) and our risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management;

•	approving audit and non-audit services provided by the independent registered public accounting firm;

•	reviewing and, if appropriate, approving or ratifying transactions with related persons required to be disclosed under SEC rules;

•	meeting with management and the independent registered public accounting firm to review and discuss our financial statements and other matters;

•	overseeing our internal audit function, including reviewing its organization, performance and audit findings, and reviewing our disclosure and internal controls;

•	overseeing our compliance with applicable legal, ethical and regulatory requirements (other than those assigned to other committees of the board of directors);

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing or compliance matters;

•	discussing on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment;

•	investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

•	reviewing the audit committee charter and the committee’s performance at least annually.

Our audit committee will be comprised of Messrs. Bernd, Bulgarelli, Goodyear and Hawthorne. Mr. Goodyear will serve as the chairperson of the audit committee. We believe that Messrs.            and

will qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the NYSE with respect to audit committee membership. Not later than 90 days following the effectiveness of the registration statement, a majority of the members of the audit committee will be independent. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit committee will be independent.

We also believe that Mr. Goodyear will qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. Our board of directors has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.ardenthealth.com. The information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. We intend that our nominating and corporate governance committee will also perform the following functions:

•	identify, evaluate and recommend individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors;

•

select, or recommend that our board of directors select, the director nominees to stand for election at each annual general meeting of our stockholders or any subsidiary or to fill vacancies on our board of directors;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to the Company and monitor compliance with such guidelines;

•	review proposed waivers of the code of conduct for directors and executive officers; and

•	oversee the annual performance evaluation of our board of directors (and any committees thereof) and management.

The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our board of directors. The nominating and corporate governance committee also reviews and evaluates all stockholder director nominees.

Our nominating and corporate governance committee will be comprised of Messrs. Bulgarelli, Nilan and Sotir and Ms. Havdala. Mr. Nilan will serve as the chairperson of the nominating and corporate governance committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.ardenthealth.com. The information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Compensation Committee. The primary responsibilities of our compensation committee will be to administer the compensation program and employee benefit plans and practices for our executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices more generally. The committee will periodically report to the board of directors.

We intend that our compensation committee will also perform the following functions related to executive compensation:

•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;

•	review and approve, subject, if applicable, to stockholder approval, our compensation programs;

•	review and recommend to the board of directors new executive compensation programs;

•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	review and assess risks arising from our compensation programs;

•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;

•	review our management succession planning;

•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;

•	review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;

•	review and approve, subject, if applicable, to stockholder approval, material changes in our employee benefit plans;

•	establish and periodically review policies for the administration of our equity compensation plans; and

•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.

In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our chief executive officer concerning compensation actions for our other executive officers.

Our compensation committee will be comprised of Messrs. Bernd, Bulgarelli and Goodyear and Ms. Havdala. Mr. Bernd will serve as the chairperson of the compensation committee. In connection with this offering, our compensation committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.ardenthealth.com. The information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

Strategic Planning Committee. The strategic planning committee will assist our board of directors to fulfill its responsibilities to monitor the development of and ultimately approve our strategies and strategic plan. The primary responsibilities of this committee include:

•	reviewing with management the process for development, approval and modification of our strategy and strategic plan;

•	reviewing with management the key issues, options and external developments impacting our strategy;

•	reporting regularly to the board of directors and facilitating an annual review of our strategy and strategic options;

•	assuring that the board of directors has the opportunity for timely and thorough review of our strategy development and strategic plan;

•	meeting with management periodically to monitor our performance and ensure the board of directors are regularly apprised of our progress with respect to implementation of the approved strategy;

•	monitoring enterprise risks assigned to the committee by the board of directors and reporting thereon to the board of directors; and

•

performing such other duties and responsibilities, consistent with the committee charter, our charter, our bylaws, applicable law and such other requirements applicable to us, as delegated to the committee by the board of directors.

Our strategic planning committee will be comprised of Messrs. Bernd, Bulgarelli, Hawthorne, Nilan and Sotir. Mr. Sotir will serve as the chairperson of the strategic planning committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of the Company or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics (the “Code of Ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to Corporate Secretary, Ardent Health Partners, Inc., One Burton Hills Blvd., Suite 250, Nashville, Tennessee 37215 or on our website at www.ardenthealth.com. If we amend or grant any waiver from a provision of our Code of Ethics that applies to any of our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law, including by filing a Current Report on Form 8-K with the SEC.

EXECUTIVE COMPENSATION

This Executive Compensation section describes in detail the Company’s executive compensation philosophy and programs. This Compensation Discussion & Analysis (“CD&A”) focuses on the compensation programs and decisions with respect to our Named Executive Officers (“NEOs”) related to our fiscal year ended December 31, 2017. While this discussion describes our programs and practices while we were still a private company, the core principles of our executive compensation philosophy — and link to our Five Pillars (as described below) — will continue to apply when we are a publicly traded company. We are reviewing our executive compensation programs and policies to ensure they are aligned with our status as a publicly traded company and will describe any changes, once approved, in future filings.

The Company’s NEOs for fiscal year 2017 are as follows:

Name	Title
David T. Vandewater	President and Chief Executive Officer
Clint B. Adams	Executive Vice President and Chief Financial Officer
Paul Kappelman	Executive Vice President and Chief Operating Officer
Stephen C. Petrovich	Executive Vice President, General Counsel and Secretary
Neil Hemphill	Former Executive Vice President, Human Resources and Administration

Mr. Hemphill retired from the role of Executive Vice President, Human Resources and Administration on October 1, 2018, and was succeeded by Jim Garman. Mr. Hemphill continues to provide consulting services to us on a limited basis.

Executive Compensation Philosophy

Our executive compensation program is designed to support our efforts to recruit, retain and motivate highly capable executive personnel and to incentivize our executives to achieve our strategic objectives. The key elements of our compensation philosophy are:

Philosophy	Objective	How We Achieve It
Linked to Performance	Incentive programs link payouts directly to meeting challenging annual performance objectives and long-term value creation	A significant portion of compensation opportunity linked to our Five Pillars and long-term growth, as we believe our executive’s pay should be tied to our operational success as well as individual contributions to the Company’s business objectives

Market Based	Competitive pay opportunity for markets we operate in	We assess pay opportunities and program designs against our peers and competitors in the market for talent

Simple	Simple programs which are easy to understand to ensure our executives are able to focus on critical goals and milestones that are correlated to the success of the Company	Use four elements of pay — salary, annual bonus, long-term equity awards and participation in broad-based benefit plans — and incorporate objective performance metrics in our incentive programs

Philosophy	Objective	How We Achieve It
Sustainable Value Creation	Programs that drive long-term, responsible performance and decisions	Short-term incentives include measures focused on delivering quality care and driving patient satisfaction Long-term incentives promote employee retention and are aligned to long-term value creation

We use a focused set of vehicles to reward our executives that supports the compensation objectives above. The primary components of our executives’ overall compensation package, which are described in more detail in this CD&A under “— Elements of Executive Compensation” include:

•	base salaries;

•	short-term incentives in the form of cash bonuses;

•	long-term incentives in the form of equity-based compensation; and

•	participation in our broad-based benefits and limited executive benefits.

We feel it is important to tie our executives’ compensation directly to the strategic priorities and values our organization feels are most critical, which we refer to as our Five Pillars: (1) developing our people; (2) providing quality patient care; (3) focusing on strong service; (4) driving growth; and (5) delivering strong financial results. These Five Pillars are incorporated directly into our annual bonus program, described in more detail in this CD&A under “— Elements of Compensation — Annual Incentive Compensation.” Generally, the philosophy of our Company is to offer total compensation that is competitive with the median of the market and adjusted to reflect our performance.

In addition, to ensure alignment of our executives’ compensation opportunity with our current investors’ objectives, all of our NEOs currently hold profits interests in the Company, which are described in more detail in this CD&A under “— Elements of Compensation — Long-Term Equity Compensation.”

In connection with this offering, the Company is reviewing the composition of the compensation committee (referred to in this CD&A as the “Committee”), which will review our executive compensation philosophy and practices to ensure they are aligned with our status as a publicly traded company. This may include adjustments to our peer group, changes to our incentive programs and the adoption of new plans and policies aligned with market practice and governance requirements applicable to our Company.

Process for Determining Executive Compensation

Role of the Compensation Committee

Prior to this offering, the compensation of our executive officers — including base salary, bonus, equity and non-equity incentive compensation — was reviewed and approved by our Committee. The Committee operates pursuant to its charter, and its responsibilities in 2017 related to our executive compensation program included:

•	Recommending our Chief Executive Officer’s compensation to the Board for approval;

•	In conjunction with our Chief Executive Officer, approving the compensation for all other executive officers; and

•	Overseeing the Company’s equity and incentive compensation plans.

In recommending and approving compensation decisions for our executive officers, prior to the start of each annual performance period, the Committee reviewed and approved on an annual basis the corporate goals and objectives for each of our executive officers, and following the end of such annual performance period, assessed performance against those goals in order to determine the appropriate bonus payout, if any.

In recommending the compensation of our Chief Executive Officer to the Board, the Committee considered the Company’s performance against the goals established at the beginning of the applicable performance period and the results of the benchmarking study discussed below.

In connection with this offering, the Committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives.

Role of Management

In approving the compensation of our executive officers (other than the Chief Executive Officer), the Committee considered the input of our Chief Executive Officer, who is a member of our Board, and who had primary responsibility for recommendations regarding the compensation of the other NEOs. Our Chief Executive Officer provides insight to the Committee on the performance, and makes and recommendations related to the compensation, of the executive officers other than himself.

Role of the Compensation Consultant

Prior to this offering, the Company’s management retained Willis Towers Watson (“WTW”) to conduct competitive benchmarking analyses of our executive compensation program, including base salary levels, bonus target amounts and long-term incentive values, for use by the Committee. WTW’s report was reviewed by the Committee in 2017 and 2018 when making annual compensation decisions, however, this was only one factor considered by the Committee in making these decisions.

In connection with this offering, WTW has been retained by management to assist with competitive pay benchmarking analyses, as well as to provide assistance on short- and long-term incentive program design, and other compensation decisions related to this offering and our status as a publicly traded company. In addition, the Committee has retained Frederic W. Cook & Co., Inc. (“FW Cook”) as its own independent compensation consultant, which will not provide any additional services to the Company.

Use of Compensation Data and Peer Groups

In determining 2017 compensation (including base salary and annual bonus target levels), the Committee utilized compensation survey data from a variety of sources, including companies within the general industry, as well as companies operating hospitals, health systems and integrated health networks.

In setting compensation terms for our most senior executives, the Committee considered peer group public company compensation information as an additional reference. The following companies were included in this public company peer group for 2017:

Acadia Healthcare	Ensign Group, Inc.	Magellan Health Services Inc.
Amedisys Inc.	Envision Healthcare	Mednax Inc.
Brookdale Senior Living Inc.	Healthsouth Corp.	Select Medical Corp.
Chemed Corp.	Lifepoint Hospitals Inc.	Surgery Partners, Inc.

For fiscal year 2016, the median revenue for this peer group was $3.4 billion, as compared to $2.3 billion for the Company, and the median market capitalization of the companies in this peer group was $2.3 billion.

Even though we were still a private company, the Committee reviewed compensation data for these public company peers as it believed such peers to be relevant comparators for cash compensation and total compensation levels. In addition to the peer companies above, from time to time the Committee reviewed the compensation practices of other publicly traded health care providers and general industry peers to further its understanding of the markets for its executives.

In connection with this offering, the Committee is reviewing the public company peers it will use for assessing the competitiveness of our compensation program and incentive program design elements.

Process for Determining Executive Compensation After Completion of the Offering

In connection with this offering, we are reviewing the composition of our Committee. The Committee will remain responsible for making all determinations with respect to our executive compensation programs and the compensation of our NEOs, as described above in the section “—Board Committees — Compensation Committee”. Our Chief Executive Officer will not be a member of the Committee, but will provide the Committee with input as requested on the evaluation of performance and compensation decisions for our other NEOs and senior executives.

As discussed in this CD&A above under “—Process for Determining Executive Compensation — Role of the Compensation Consultant,” the Committee has retained FW Cook as its own independent compensation consultant to provide guidance with respect to our executive compensation program and philosophy. Additionally, the Company’s management has retained WTW to assist with competitive benchmarking, incentive design and other compensation decisions related to this offering and our status as a publicly traded company.

Elements of Executive Compensation

Prior to this offering, the primary elements of our executive compensation program included base salaries, short-term incentives in the form of an annual cash bonus, long-term incentives in the form of profits interests, participation in our broad-based benefits programs and limited additional executive benefits. The table below provides an overview of the elements of the Company’s executive compensation program, a brief description of each compensation element, and the reason for inclusion in the executive compensation program.

Element	Brief Description	Objectives
Base Salary	Fixed compensation	• Attract and retain top talent by providing competitive base compensation opportunities • Reward for meeting annual objectives and growth through periodic adjustments and merit increases

Short-Term Incentive	Variable, annual performance-based cash

•      Incentivize senior management to achieve defined short-term objectives focused on the challenging objectives set to support our Five Pillars

•      Includes critical financial and quality results as well as individual performance with respect to customer service, patient care and developing our people

Long-Term Incentives	Variable, long-term performance-based compensation

•      Focuses management on delivering long-term, sustainable results

•      Promotes retention of management through long-term vesting requirements and ability to generate value on the interests analogous to the equity appreciation value our current investors receive

Element	Brief Description	Objectives

Health, Welfare and Retirement Benefits	Participation in our broad-based benefits programs and limited executive benefits

•      Broad-based benefits provide for the well-being of our employees

•      Provides tax-efficient retirement savings program

•      For 2017, additional limited executive benefits related to financial planning and health care coverage (these executive benefits were subsequently eliminated for 2018)

Base Salary

Our NEOs are subject to individual employment agreements which set forth their initial base salary amounts. The Committee reviews base salary levels at least annually, with the most recent adjustments made in February 2018. When considering base salary adjustments, the Committee generally considers a combination of relevant market levels of compensation, the executive’s individual long-term performance and his or her experience in their role.

2017 Base Salaries

The table below presents base salaries in effect at the beginning of fiscal year 2017, adjustments made to base salaries by the Committee during 2017 and the final base salary rate in effect at the end of the fiscal year:

Name	Salary as of 1/1/17	Merit Adjustment (%)	Salary as of 12/31/17
Vandewater	$825,000	3.25%	$851,812
Adams	$440,000	7.95%	$475,000
Kappelman*	—	—	$625,000
Petrovich	$390,000	3.25%	$402,675
Hemphill	$365,000	2.74%	$375,000

*	Mr. Kappelman joined the Company on March 13, 2017 in connection with the LHP Acquisition and did not receive a 2017 base salary adjustment.

Salaries for Messrs. Vandewater, Adams, Petrovich and Hemphill were adjusted during 2017. Messrs. Vandewater’s, Petrovich’s and Hemphill’s adjustments reflected the review of our compensation assessment and the Committee’s determination that merit adjustments generally in line with our other executives were appropriate. Mr. Adams received a more significant adjustment in order to better align his salary with our desired competitive positioning based on our peer group analysis. As Mr. Kappelman joined the Company on March 13, 2017, he did not receive an adjustment.

2018 Base Salaries

In connection with the elimination of our executive benefits, discussed below in this CD&A under “— Elements of Executive Compensation — Benefits and Perquisites,” we increased the base salaries of each of our NEOs (other than Mr. Vandewater) by $7,000 as of January 1, 2018. As Mr. Vandewater received a special payment in consideration of the termination of his individual insurance policies (discussed below in this CD&A under “— Elements of Executive Compensation — Benefits and Perquisites”) he did not receive this adjustment. The Committee also reviewed an updated market benchmarking analysis for the Company’s executive officers, including the NEOs, at its February 2018 meeting and approved additional adjustments for our executives at this time.

The table below presents the additional adjustments approved in connection with the executive benefits elimination as of January 1, 2018 at the February 2018 Committee meeting and the current base salary rates in effect for our NEOs (other than Mr. Hemphill who longer serves as an executive of the Company):

Name	Salary as of 12/31/17	Adjustment For Benefits Elimination ($)	Adjustment For Benefits Elimination (%)	Merit Adjustment (%)	2018 Base Salary
Vandewater	$851,812	$—	—	11.29%	$948,000
Adams	$475,000	$7,000	1.47%	3.79%	$500,000
Kappelman	$625,000	$7,000	1.12%	2.88%	$650,000
Petrovich	$402,675	$7,000	1.74%	5.05%	$430,000
Hemphill	$375,000	$7,000	1.87%	—	$382,000

*	Mr. Hemphill retired from his position on October 1, 2018 and did not receive a 2018 base salary adjustment (other than on account of the executive benefits elimination).

The base salary adjustment for Mr. Vandewater reflects his performance and a more significant adjustment to bring his salary to a level that is closer to the median of our peer group. The adjustments for our other NEOs reflect our review of competitive market data and merit adjustments generally in line with our other executives and employees.

Annual Incentive Compensation

2017 Bonus Program

Each of our executive officers, including our NEOs, participates in our annual incentive cash bonus program (the “Corporate Executive Bonus Plan”). This short-term incentive program is designed to reward executives for achieving predefined goals related to our strategic priorities, including our Five Pillars. The table below presents the Five Pillars and the metrics for measuring performance against these objectives:

Pillar	Description	Associated Plan Metrics
People	• Drive employee engagement and reduce turnover	• Full and part-time employee turnover rates and employee satisfaction results

Quality	• Ensure we deliver the highest levels of quality care	• Publicly reported quality measures, typically measured through HCAHPS scores (described below)

Service	• Deliver high levels of patient satisfaction and throughput	• Patient satisfaction survey results

Growth	• Grow our services	• Total surgeries, ER visits and admissions as a percentage of budget

Financial	• Deliver strong financial performance	• Internal Adjusted EBITDAR* as a percentage of budget

*

Internal Adjusted EBITDAR is defined as earnings from continuing operations before non-operating income and expenses, interest, depreciation, amortization and REIT-related rent expenses, as reported in the Company’s internal financial reports. Internal Adjusted EBITDAR is substantially the same as “Adjusted EBITDAR” as referred to elsewhere in this prospectus and as defined under “Non-GAAP Financial Measures,” excluding the adjustment for Epic expenses.

The goals and weightings for our Corporate Executive Bonus Plan are outlined below for 2017, as well as the 2017 results against those metrics. Due to strong 2017 financial performance measured against a challenging operating budget, our NEOs received bonus payments slightly above their target levels.

For the 2017 program, the financial and quality performance metrics were distinct, Company-wide metrics in our Corporate Executive Bonus Plan, and comprised 70% and 20%, respectively, for each participant. Each executive’s personal goals, which comprised 10% of their overall bonus opportunity, included metrics related to the level of service we delivered (as measured through patient satisfaction), growth (as measured through admissions) and the retention of our staff (as measured through turnover and employee satisfaction results).

For 2017, our Corporate Executive Bonus Plan’s three metrics were applied as follows:

•

Corporate Financial Goals: Measured as a percentage against our 2017 corporate budget, with target performance resulting in a payout of 100% of this portion of the program. Threshold performance of 90% of budget results in a payout of only 20% of this goal, and maximum performance of 110% of budget results in a payout of 150% of this goal.

•	Quality Goals: Measured based on scoring of quality assessments. Achievement of all the quality goals, which would require significant outperformance, results in a full payout for these goals.

•

Personal Goals: Each executive’s personal goals for 2017 were related to objective patient satisfaction, growth objectives and goals related to developing our people. Achievement of all objectives, which would require significant outperformance, results in a full payout for these goals.

Our target Corporate Financial Goal was based on our 2017 corporate budget. The threshold and maximum Internal Adjusted EBITDAR performance levels, and associated payouts, were selected by the Committee based on their determination of an appropriate required minimum level of annual growth for funding this goal as well as the stretch level of performance appropriate for a maximum payout. Our Quality Goals are based upon the quality criteria used by industry groups and governmental agencies to assess our hospitals. The Committee selected the Quality Goals it felt were most appropriate for our 2017 short-term incentive plan and established targets for each goal that were designed to be challenging, taking into consideration results from the prior year.

The table below presents the 2017 corporate goals, achievement against those goals and weighting for the Corporate Executive Bonus Plan:

	Financial Goals		Quality Goals		Personal Goals
	Goal (% of Budget)	Payout	Goal (% of Goals)	Payout	Goal (% of Goals)	Payout
Minimum	90%	20%	0%	0%	0%	0%
Target	100%	100%	100%	100%	100%	100%
Maximum	110%	150%	—	—	—	—
Achieved	104% Above Target	116%	44.82% Below Target	44.82%	100% Target	100%
Weight		70%		20%		10%
GOAL PAYOUT		81.2%		8.96%		10%
TOTAL PAYOUT						100.16%

For 2017, our consolidated Internal Adjusted EBITDAR budget was $316 million, and we achieved final performance of $328 million, which resulted in a payout of 116% for this goal.

For 2017, our Quality Goal was comprised of the metrics below. We achieved 44.82% of our goal on these metrics for our Corporate Executive Bonus Plan, which is below our target goal of 100% achievement.

•	HAC-Cdiff = Hospital Acquired Condition — Clostridium Difficile

•	HAC-MRSA = Hospital Acquired Condition — Methicillin Resistant Streptococcus Aureus

•	HAC-SSI Abd Hyst = Hospital Acquired Condition — Surgical Site Infection Abdominal Hysterectomy

•	HAC-SSI Colon = Hospital Acquired Condition — Surgical Site Infection Colon

•	HAC-CAUTI = Hospital Acquired Condition — Catheter Acquired Urinary Tract Infection

•	ED Satisfaction = Emergency Department Satisfaction — typically measured through HCAHPS scores (Hospital Consumer Assessment of Healthcare Providers and Systems)

•	Inpatient Satisfaction = Inpatient (as opposed to outpatient) satisfaction — typically measured through HCAHPS scores (Hospital Consumer Assessment of Healthcare Providers and Systems)

2017 Personal Goals were determined by the Committee, in the case of our Chief Executive Officer, and recommended by our Chief Executive Officer in the case of our other NEOs and approved by the Committee. Our NEOs all achieved 100% of their Personal Goals for 2017, which resulted in a full payout for these goals.

Individual bonus targets are determined by the Committee based on a review of competitive market data as well as an assessment of the relative potential contributions and impact of each role. Target bonus levels are reviewed annually by the Committee; each NEO’s 2017 bonus target, as a percent of base salary, is provided in the table below.

Based on the 2017 performance described above, and each NEO’s bonus target for 2017, the following 2017 bonus payments were made in March 2018:

Name	Salary as of 12/31/17	2017 Bonus Target	Total Achieved	2017 Bonus Payment
Vandewater	$851,812	125%	100.16%	$1,066,512
Adams	$475,000	100%	100.16%	$475,779
Kappelman	$625,000	75%	100.16%	$469,519
Petrovich	$402,675	75%	100.16%	$302,502
Hemphill	$375,000	75%	100.16%	$281,711

Retention Payment

In connection with the LHP Acquisition, Mr. Kappelman entered into a retention agreement with LHP Management Services, LLC and Ardent Health Partners, LLC on September 30, 2016. The agreement provided, among other items, for the payment of a cash retention award in the amount of $75,000, payable on the sixth-month anniversary of the closing of the LHP Acquisition, provided he remained employed through such date (other than as a result of his death, disability, retirement or termination by the Company without cause). Mr. Kappelman received the retention payment on September 13, 2017 and the amount of such payment is reflected below as “Bonus” in the “Summary Compensation Table” following this section.

2018 Bonus Program

The bonus program for 2018 was established by the Committee in February 2018, and includes similar metrics as the 2017 program. However, for the 2018 program, the growth, people and service metrics have been more formally incorporated into the Corporate Executive Bonus Plan as individual metrics, as opposed to being included in the personal component of the bonus calculation. This change was made to ensure these important pillars have significant weighting in our annual bonus program.

No changes were made to individual executive’s target bonus amounts, other than Mr. Kappelman’s target, which was increased to 100% of his base salary. Information about the 2018 bonus program, including specific targets (which the Company views as competitively sensitive information) will be disclosed in a subsequent filing.

Long-Term Equity Compensation

Class C Units

Prior to this offering, our executive officers, and other select key contributors, participated in our long-term equity compensation program, which provided equity grants in the form of profits interests in Ardent Health Partners, LLC. These profits interests were granted as Class C Units under the Ardent Health Partners LLC Agreement.

The Class C Units allow our executives to share in the appreciation of Ardent Health Partners, LLC between the grant date and the settlement date. We granted our executive officers the Class C Units because we believe it is important for our executives’ compensation opportunity to be tied in a meaningful way to the long-term performance of our Company. As these awards only have value if the value of the units appreciate over time, executives are incentivized to drive our growth over the long-term. Additionally, due to the long-term nature of the award, and required service through the vesting dates, they also provide meaningful retention and foster a long-term view toward delivering sustainable, responsible growth.

The Class C Units are governed by the terms of the Ardent Health Partners LLC Agreement and the individual grant agreements. The Class C Units represent an ownership interest in Ardent Health Partners, LLC providing the holder with the opportunity to receive a return based on the appreciation of the Company’s equity value from the date of grant through a distribution date. If the equity value were to appreciate, the executive would share in the growth in value from the date of grant solely with respect to the vested portion of the executive’s Class C Units. If the equity were to not appreciate in value or to decrease in value in the future, then the Class C Units would have no value. Grantees were not required to make any capital contribution in exchange for their Class C Units, which were awarded as compensation.

The awards also contain a special provision that provides that if any capital contributions are made by our current investors within two years of a sale transaction or initial public offering, including this offering (“Near Term Investments”), such Near Term Investments will be ignored for purposes of calculating distributable amounts to Class C Unit holders, provided our current investors receive a 20% return on these Near Term Investments.

The Class C Units were structured to include both a time-based vesting requirement, fostering retention, and a performance-based vesting requirement, to drive appreciation. The Class C Units are divided into three equal vesting tranches based on the specific time-based and performance-based vesting requirements applicable to the tranche:

Tranche		Vesting Criteria
Class C-1 Units	Time-Based Vesting

•  Vest ratably over a 5-year period (in 5% quarterly increments), provided the holder remains employed through the vesting date

•  Share in distributions only with regard to vested awards

•  Awards will also vest upon this offering

Class C-2 Units (2x Vesting Tranche)	Performance-Based Vesting	• Vest upon our current investors’ return of 2 times their investment • Requires employment through the vesting date
Class C-2 Units (2.5x Vesting Tranche)	Performance-Based Vesting	• Vest upon our current investors’ return of 2.5 times their investment • Requires employment through the vesting date

See the “— Grants of Plan-Based Awards in Fiscal 2017” table and the “Outstanding Equity Awards at 2017 Fiscal Year-End” table below for more information regarding the Class C Units held by our NEOs. The treatment of the Class C Units in connection with this offering will be disclosed in a future filing.

Co-Investment Units

Each of our NEOs has, in addition to receiving grants of Class C Units under our long-term equity compensation program, made a co-investment in the Company by purchasing Class A Units. Messrs. Vandewater, Adams, Petrovich and Hemphill made their investment in connection with the Ventas Transaction closing, and Mr. Kappelman made his investment in connection with his hiring.

The Class A Units entitle the holder to receive back their investment amount in the event of a distribution to our other investors. For each Class A Unit held by our executives, they also hold a corresponding Class B Unit. Each Class B Unit entitles the holder to the amount of appreciation in Ardent Health Partners, LLC between the investment date and a distribution date (which is in addition to the receipt of their initial investment contribution payable on account of their Class A Units).

Benefits and Perquisites

The Company’s executives, including the NEOs, are eligible to participate in the benefit plans that are available to substantially all of the Company’s employees, including defined contribution savings plans, medical, dental and life insurance plans and long-term disability plans. Additionally, the Company provides relocation benefits when a move is required. During 2017, the Company provided certain limited perquisites to the NEOs which have been eliminated for 2018, as described below.

Employment Agreements

We have entered into employment contracts with each of our NEOs. Messrs. Vandewater’s, Adams’, Petrovich’s and Hemphill’s contracts were entered into in connection with the closing of the Ventas Transaction on August 4, 2015, and Mr. Kappelman’s contract was entered into in connection with the LHP Acquisition. Each of these agreements is entered into by the executive with AHS Management Company, Inc., a wholly-owned subsidiary of the Company, which provides management services to the Company and its affiliates. The Company does not have any employees.

The terms of these contracts are described below following this CD&A under “Compensation Tables — Employment Agreements” and any severance benefits provided under the agreements are described below following this CD&A under “— Compensation Tables — Potential Payments Upon Termination or a Change in Control.”

In connection with this offering, the Company may make appropriate amendments to these agreements, or enter into new agreements, to align with our compensation philosophy and status as a publicly traded company.

In connection with his retirement from the role of Executive Vice President, Human Resources and Administration on October 1, 2018, Mr. Hemphill’s employment is no longer governed by the terms of his employment contract, except that he remains bound by the non-compete and non-solicitation covenants of such contract. He is party to an at-will consulting arrangement, expected to be in place through June 2019, pursuant to which he will perform consulting services in exchange for a monthly fee. He will remain eligible for a prorated bonus for the first three quarters of 2018.

Retirement Benefits

Our NEOs participate in our defined contribution savings plan, the Ardent Health Services Retirement Savings Plan (the “Savings Plan”). Participants in the Savings Plan may contribute up to 85% of their salary, subject to applicable IRS limits. The Company provides annual safe harbor matching contributions equal to 100% of the first 3% of salary deferrals, plus 50% of the next 2% of deferrals, up to a maximum of 4% of the participant’s salary. Additionally, the Company may make non-elective contributions to the participant’s Savings

Plan account at its election, subject to certain restrictions. The amount of any company contributions for our NEOs in 2017 is reflected below as “All Other Compensation” in the “Summary Compensation Table” following this section.

None of the NEOs participate in a defined benefit pension plan or nonqualified deferred compensation savings plan.

Perquisites and Additional Benefits

During 2017, we provided limited perquisites to our executives. All of our executive officers were eligible for a financial planning allowance of up to $5,000 annually and an executive medical allowance of up to $5,000 annually for our Chief Executive Officer and $2,000 annually for all of our other NEOs. The financial planning allowance allowed for the reimbursement of our executive’s cost for obtaining financial and estate planning services, including tax preparation, brokerage fees and will preparation. Under the terms of our medical allowance, executives were eligible to receive reimbursement of a portion of their out-of-pocket medical costs.

Starting in 2018, we eliminated any special executive perquisites, as we felt these benefits were not aligned with our compensation philosophy. We provided an adjustment to our NEO’s base salaries (other than Mr. Vandewater) as of January 1, 2018 in consideration of these foregone perquisite benefits.

In addition to the allowances above, for Mr. Vandewater only, the Company historically provided special long-term disability and life insurance policies. During 2017, the Company paid a final premium payment (and associated income tax on the imputed income) for his long-term disability policy. In line with our decision to cease providing executive perquisites, the Company chose not to renew the policy during 2017 and the policy expired on July 23, 2018. In consideration of the decision to no longer provide Mr. Vandewater with special insurance coverage, the Company provided a one-time payment to Mr. Vandewater to cover the after-tax cost of obtaining personal insurance policies of his choosing.

The value of the allowance amounts utilized during 2017 and additional payment to Mr. Vandewater are included as “All Other Compensation” in the “Summary Compensation Table” following this CD&A.

To assist with Mr. Kappelman’s relocation to Nashville, TN in connection with his hiring on March 13, 2017, we reimbursed him for his moving expenses and provided a special relocation allowance of $70,000 to cover any additional out of pocket travel, storage and other costs associated with his relocation but not covered by our relocation policy.

Other Compensation Policies and Practices

In connection with the offering, we expect that the Board will develop certain policies and practices, including an insider trading policy, an anti-hedging and pledging policy, and a compensation claw back policy, to ensure that our compensation programs appropriately align the interests of our executives with the interests of our stockholders. Our Committee will also evaluate the share ownership of our NEOs and directors to determine appropriate stock ownership guidelines that will be adopted in order to encourage share ownership and to ensure that the interests of our NEOs and directors are aligned with the interests of our stockholders.

Tax and Accounting Considerations

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to the executives designated in Section 162(m) of the Code, including, but not limited to, its chief executive officer, chief financial officer, and the next three highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first stockholders meeting at which directors are elected that occurs in 2022. We expect that, following the offering, our Compensation Committee will consider the potential effects of Section 162(m) of the Code on the deductibility of compensation paid to our NEOs.

Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus (3) ($)	Stock Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	All Other Compensation (6) ($)	Total ($)
David T. Vandewater President and Chief Executive Officer	2017	$847,315	$—	$—	$1,066,512	$110,482	$2,024,309

Clint B. Adams Executive Vice President and Chief Financial Officer	2017	$469,151	$—	$—	$475,779	$18,601	$963,531

Paul Kappelman (1) Executive Vice President and Chief Operating Officer	2017	$504,796	$75,000	$1,385,195	$469,519	$218,642	$2,653,152

Stephen C. Petrovich Executive Vice President and General Counsel	2017	$400,549	$—	$—	$302,502	$15,800	$718,851

Neil Hemphill (2) Former Executive Vice President, Human Resources & Administration	2017	$373,321	$—	$—	$281,711	$18,499	$673,531

(1)	Mr. Kappelman’s employment with the Company commenced on March 13, 2017.
(2)	Mr. Hemphill resigned from the position of Executive Vice President, Human Resources & Administration effective October 1, 2018.
(3)	The value in this column for Mr. Kappelman represents a cash retention bonus paid on the six-month anniversary of the closing of the LHP Acquisition.
(4)

The value in this column for Mr. Kappelman reflects the aggregate grant date fair value of the time- and performance-based Class C Units in the Company, in the year they were granted, computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock Compensation, or FASB ASC Topic 718. The Company employs a market approach to estimate the fair value of equity-based awards based on various considerations and assumptions, including implied earnings multiples and other metrics of relevant market participants, the Company’s operating results and forecasted cash flows and the Company’s capital structure. For a discussion of the valuation assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of the Class C Unit awards contained in Note 9 to our audited consolidated financial statements for the year ended December 31, 2017, included elsewhere in this prospectus.

(5)	The values in this column represent the payment of 2017 annual bonus awards in March 2018.
(6)	Details with respect to the amounts in this column are set forth in the table below.

Name	Year	Insurance Allowance (1) ($)	Financial Planning Allowance (2) ($)	Medical Allowance (3)	Relocation Allowance and Moving Costs (4) ($)	Company Savings Plan Contributions (5) ($)	Other (6) ($)	Total ($)
David T. Vandewater	2017	$9,687	$5,000	$2,395	$—	$10,800	$82,600	$110,482
Clint B. Adams	2017	$—	$5,000	$2,801	$—	$10,800	$—	$18,601
Paul Kappelman	2017	$—	—	$1,010	$206,832	$10,800	$—	$218,642
Stephen C. Petrovich	2017	$—	$5,000	—	$—	$10,800	$—	$15,800
Neil Hemphill	2017	$—	$5,558	$2,141	$—	$10,800	$—	$18,499

(1)

The amount in this column for Mr. Vandewater represents the payment of insurance premiums (on an after-tax basis) of a company-provided long-term disability policy. This policy was terminated effective July 23, 2018.

(2)	The amounts in this column represent reimbursements provided under our executive financial planning allowance program during 2017. This program was discontinued for 2018.

(3)	The amounts in this column represent reimbursements provided under our executive medical allowance program during 2017. This program was discontinued for 2018.
(4)

The amount in this column represents the payment of Mr. Kappelman’s moving expenses on an after-tax basis ($136,832) in connection with his hiring on March 13, 2017. In addition, the amount includes the value of a moving allowance ($70,000) provided to cover any additional out of pocket costs, including travel expenses, not otherwise covered by our relocation policy.

(5)	The amounts in this column represent Company matching contributions for 2017 under the Company’s Savings Plan.
(6)

The amount in this column represents the payment to Mr. Vandewater of an amount equal to the after-tax cost to procure personal insurance policies in consideration for the lapse of Company-provided policies in connection with our review of executive perquisites.

Grants of Plan-Based Awards in Fiscal 2017 Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All other stock awards: Number of shares of stock or units (3) (#)	Grant date fair value of stock awards (4) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
David T. Vandewater	1/1/2017	$—	$1,064,765	$1,437,433	—	—	—	—	—
Clint B. Adams	1/1/2017	$—	$475,000	$641,250	—	—	—	—	—
Paul Kappelman	3/13/2017	$—	$468,750	$632,813	—	—	—	—	—
	7/1/2017	$—	$—	$—	—	961,941	1,923,881	961,941	$1,385,195
Stephen C. Petrovich	1/1/2017	$—	$302,006	$407,708	—	—	—	—	—
Neil Hemphill	1/1/2017	$—	$281,250	$379,688	—	—	—	—	—

(1)

The values in these columns represent the Target and Maximum annual bonus opportunities for 2017 under our Corporate Executive Bonus Plan. Under the plan terms, if our minimum performance criteria are not met, no bonus is payable.

(2)

The values in these columns represent the number of Class C Units granted in 2017 to Mr. Kappelman that are subject to performance-based vesting conditions (i.e., the Class C-2 Units). The target amounts shown above reflect the number of Class C-2 Units which would be delivered assuming that target attainment was met for the performance metrics. The maximum amounts shown above reflect the number of Class C-2 Units which would be delivered assuming the maximum attainment was met for the performance metrics. The Class C-2 Units do not include a threshold performance level. None of our other NEOs received a grant of profits interests during 2017.

(3)

The values in this column represents the number of Class C Units granted in 2017 to Mr. Kappelman that are subject to time-based vesting conditions (i.e., the Class C-1 Units). None of our other NEOs received a grant of profits interests during 2017.

(4)

Amounts reported in this column reflect the aggregate grant date fair value of the Class C Units granted in 2017 to Mr. Kappelman, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the valuation assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of the Class C Unit awards contained in Note 9 to our audited consolidated financial statements for the year ended December 31, 2017, included elsewhere in this prospectus. For a discussion of the assumptions and methodologies used to calculate the amounts reflected in the table above, please see footnote 4 to the “Summary Compensation Table” above.

Employment Agreements

David T. Vandewater

Mr. Vandewater is a party to an employment agreement with AHS Management Company, Inc., a wholly owned subsidiary of the Company, pursuant to which he is employed as the Company’s President and Chief Executive Officer. The agreement was entered into on July 3, 2015, and became effective upon the closing of the Ventas Transaction on August 4, 2015 and extends until his termination of employment. Under the terms of the agreement, Mr. Vandewater’s base salary is $800,000, or such higher amount as approved by the Committee from time to time. Mr. Vandewater is eligible to participate in the Company’s annual bonus program, on such terms as determined by the Board, and is eligible to participate in any fringe benefit and employee benefit programs on the same terms as other similar employees.

Mr. Vandewater is eligible to receive severance benefits in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “— Potential

Payments Upon Termination or Change in Control,” along with a summary of his post-employment restrictive covenants.

Clint B. Adams

Mr. Adams is a party to an employment agreement with AHS Management Company, Inc., pursuant to which he is employed as the Company’s Executive Vice President and Chief Financial Officer. The agreement was entered into on July 3, 2015, and became effective upon the closing of the Ventas Transaction on August 4, 2015 and extends until his termination of employment. Under the terms of the agreement, Mr. Adams’ base salary is $425,000, or such higher amount as approved by the Committee from time to time. Mr. Adams is eligible to participate in the Company’s annual bonus program, on such terms as determined by the Board, and is eligible to participate in any fringe benefit and employee benefit programs on the same terms as other similar employees.

Mr. Adams is eligible to receive severance benefits in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “— Potential Payments Upon Termination or Change in Control,” along with a summary of his post-employment restrictive covenants.

Paul Kappelman

Mr. Kappelman is a party to an employment agreement with AHS Management Company, Inc., pursuant to which he is employed as the Company’s Executive Vice President and Chief Operating Officer. The agreement was entered into on January 16, 2017 and became effective upon the closing of the LHP Acquisition on March 13, 2017 and extends until his termination of employment. Under the terms of the agreement, Mr. Kappelman’s base salary is $625,000, or such higher amount as approved by the Committee from time to time. Mr. Kappelman is eligible to participate in the Company’s annual bonus program, on such terms as determined by the Board, and for 2017, the target bonus opportunity was fixed at no less than 75% of base salary (though not guaranteed), and is eligible to participate in any fringe benefit and employee benefit programs on the same terms as other similar employees.

Mr. Kappelman is eligible to receive severance benefits in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “— Potential Payments Upon Termination or Change in Control,” along with a summary of his post-employment restrictive covenants.

Stephen C. Petrovich

Mr. Petrovich is a party to an employment agreement with AHS Management Company, Inc., pursuant to which he is employed as the Company’s Executive Vice President and General Counsel. The agreement was entered into on July 3, 2015 and became effective upon the closing of the Ventas Transaction on August 4, 2015 and extends until his termination of employment. Under the terms of the agreement, Mr. Petrovich’s base salary is $375,000, or such higher amount as approved by the Committee from time to time. Mr. Petrovich is eligible to participate in the Company’s annual bonus program, on such terms as determined by the Board, and is eligible to participate in any fringe benefit and employee benefit programs on the same terms as other similar employees.

Mr. Petrovich is eligible to receive severance benefits in the event of his termination of employment under certain circumstances. The terms of his severance benefits are described below under “— Potential Payments Upon Termination or Change in Control,” along with a summary of his post-employment restrictive covenants.

Neil Hemphill

Prior to his retirement on October 1, 2018, Mr. Hemphill was a party to an employment agreement with AHS Management Company, Inc., pursuant to which he was employed as the Company’s Executive Vice

President, Human Resources and Administration. The agreement was entered into on July 3, 2015 and became effective upon the closing of the Ventas Transaction on August 4, 2015 and terminated upon his retirement on October 1, 2018. Under the terms of the agreement, Mr. Hemphill’s base salary was $350,000, or such higher amount as approved by the Committee from time to time. Mr. Hemphill was eligible to participate in the Company’s annual bonus program, on such terms as determined by the Board, and was eligible to participate in any fringe benefit and employee benefit programs on the same terms as other similar employees.

In connection with his retirement from the role of Executive Vice President, Human Resources and Administration on October 1, 2018, Mr. Hemphill’s employment is no longer governed by the terms of his employment contract; however, he continues to be bound by the restrictive covenants included in this agreement. Mr. Hemphill provides consulting services to the Company pursuant to an at-will arrangement, as described above.

Class C Unit Awards

Each of our NEOs was granted Class C Units, which are described above in the CD&A under “— Elements of Executive Compensation — Long-Term Equity Compensation.”

Outstanding Equity Awards at Fiscal 2017 Year-End Table

	Stock Awards
Name	Grant date	Number of shares or units of stock that have not vested (1) (#)	Market value of shares or units of stock that have not vested (2) ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (3) (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (2) ($)
David T. Vandewater	10/1/2015	1,556,642	$200,651	6,226,567	$—
Clint B. Adams	10/1/2015	550,000	$70,895	2,200,000	$—
Paul Kappelman (4)	7/1/2017	480,970	$—	1,923,881	$—
Stephen C. Petrovich	10/1/2015	442,500	$57,038	1,770,000	$—
Neil Hemphill	10/1/2015	442,500	$57,038	1,770,000	$—

(1)

Represents unvested Class C Units subject to service-based vesting requirements (i.e., the Class C-1 Units). These awards vest ratably over a 5-year period (in 5% quarterly increments), provided the holder remains employed through the vesting date.

(2)

The Class C Units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units have been repaid to the holders of the Class A Units. There is no public market for the Class C Units, accordingly, the market or payout value of the unvested Class C-1 Units represents the value of each such Class C Unit based on the value of the business at the end of fiscal 2017 (for example, $1.1289 per Class A Unit, which was the fair market value of a Class A Unit on December 31, 2017). Based on the value of the business at the end of Fiscal 2017, the performance thresholds for the Class C-2 would not have been achieved and the Class C-2 Units had no value.

(3)

Represents unvested Class C Units subject to performance-based vesting requirements (i.e., the Class C-2 Units). These performance-based Class C Units will vest upon a distribution event if, and to the extent that, our current investors receive specified levels of their invested capital in the Company. See “— Elements of Compensation — Long-Term Equity Compensation” above for a discussion of the vesting criteria.

(4)

Mr. Kappleman’s Class C Units were awarded on July 1, 2017, and there was no appreciation in the value of the units between this grant date and December 31, 2017. Accordingly, we have not included any payout value for his awards as of fiscal year end.

Stock Vesting in Fiscal 2017 Table

	Stock Awards
Name	Number of shares acquired on vesting (1) (#)	Value realized on vesting (2) ($)
David T. Vandewater	622,657	$80,260
Clint B. Adams	220,000	$28,358
Paul Kappelman	192,388	$—
Stephen C. Petrovich	177,000	$22,815
Neil Hemphill	177,000	$22,815

(1)	Represents awards of Class C-1 Units, which generally vest ratably over a 5-year period (in 5% quarterly increments), provided the holder remains employed through the vesting date.
(2)

The Class C Units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units have been repaid to the holders of the Class A Units. There is no public market for the Class C Units, accordingly, the market or payout value of the unvested Class C-1 Units represents the value of each such Class C Unit based on the value of the business at the end of fiscal 2017 (for example, $1.1289 per Class A Unit, which was the fair market value of a Class A Unit on December 31, 2017).

Potential Payments Upon Termination or Change in Control

Severance Payments Under Employment Agreements

Each of Messrs. Vandewater, Adams, Kappelman and Petrovich are, and Mr. Hemphill was, party to an employment agreement which provides for severance payments in connection with a termination of employment under certain circumstances. In the event of a termination of the executive’s employment by the executive for Good Reason or by the Company without Cause (including within 24 months following a change in control), the executive is entitled to a severance payment equal to a multiple of (a) the highest base salary rate in effect during the term of the agreement, (b) the highest target bonus level during the term of the agreement, and (c) 15% of his salary at the time of termination as the estimated value of his additional fringe benefits. For Mr. Vandewater, the severance multiple is 3 times, for Mr. Hemphill the severance multiple was 2.5 times and for Messrs. Adams, Kappelman and Petrovich, the severance multiple is 2 times.

As a condition to receiving the severance payments above, the executive must deliver a release of claims against the Company. The cash severance payments are made in equal installments over the 24 month period following termination, subject to acceleration in the event the executive dies post-termination.

In addition, in the event of the executive’s disability, he is entitled to continued base salary payments during the six month period following his termination of employment.

Each agreement contains restrictive covenants the executive is subject to during his employment, and in some cases, following termination. The executives are bound by a perpetual confidentiality restriction, and post-employment non-competition and employee non-solicitation restriction. For Mr. Vandewater, the post-employment non-competition and non-solicitation restricted period is for 36 months following termination (or, in the case of a termination without cause, 12 months). For Mr. Hemphill, the restricted period is 30 months following termination (or, in the case of a termination without cause, 12 months). For Messrs. Adams, Kappelman and Petrovich, the restricted period is 24 months following termination (or, in the case of a termination without cause, 12 months).

For purposes of these employment agreements:

•

“Cause” means the executive’s (a) willful refusal to perform, or gross negligence in performing the reasonable duties of his office, (b) conviction of or guilty plea to any crime punishable as a felony, or involving fraud or embezzlement, any crime involving moral turpitude or any crime in connection with the delivery of health care services, (c) change in ability to participate in applicable federal health care programs, (d) any act involving moral turpitude that materially affects the performance of his duties, (e) use of alcohol in violation of the Company’s policies or illegal use of drugs, (f) engagement in fraud, theft, misappropriation or embezzlement with respect to the Company or any of its affiliates, or (g) exclusion from participation in any applicable federal health care program.

•	“Good Reason” means (a) a material diminution in the executive’s office, duties or responsibilities, or (b) a material breach by the Company of the agreement.

Additional Restrictive Covenants

Notwithstanding the covenants included in employment agreements described above, Messrs. Vandewater, Adams, Petrovich and Hemphill are also subject to a restrictive covenant agreement which was executed at the time of the Ventas Transaction. These agreements include a perpetual confidentiality and non-disparagement provision in favor of the Company, as well as post-employment non-competition, employee, supplier and customer non-solicitation provisions for a period of five years from the effective date of the agreement.

Treatment of Equity Awards

As discussed above in the CD&A under “— Elements of Executive Compensation — Long-Term Equity Compensation,” each of our NEOs hold Class C Units, which are profits interest awards in Ardent Health Partners, LLC. Under the governing Ardent Health Partners LLC Agreement and applicable award agreement, in the event of a termination of employment by the Company without Cause, or by the executive for Good Reason, the next tranche of Class C-1 Units scheduled to vest will vest. All remaining unvested Class C-1 Units, and any Class C-2 Units for which the performance criteria have not been met, will be forfeited. In the event the executive is terminated by the Company for Cause, or resigns without Good Reason, all Class C Units are forfeited.

Following a termination of employment and prior to a public offering or sale of the Company, the Company may repurchase any vested Class C Units from the executive by delivering written notice to the executive within ninety days of the termination date. If the termination of employment was due to a termination by the Company without Cause, voluntary resignation, death or disability, the vested Class C Units will be repurchased at their fair market value on the termination date. If the termination of employment was due to any other reason, the Class C Units will be repurchased at the lower of their original cost or current fair market value.

For purposes of the Class C Units:

•

“Cause” has the definition in the recipient’s employment agreement, and if no definition exists, means (a) willful refusal to perform, or gross negligence in performing, the reasonable duties of the recipients office as reasonably directed, (b) indictment for, conviction of or plea of guilt or nolo contendere with respect to any felony, any crime involving fraud or embezzlement, any crime involving moral turpitude or any crime in connection with the delivery of health care services, (c) any act by involving moral turpitude that materially affects the performance the recipient’s duties to the Company, (d) use of alcohol in violation of the Company’s policies or illegal use of drugs, (e) engagement in fraud, theft, misappropriation or embezzlement with respect to the Company or its affiliates, or (f) exclusion from participation in any applicable federal health care program or other debarment from contracting with any governmental authority.

•

“Good Reason” has the definition in the recipient’s employment agreement, and if no definition exists, means a material diminution in the recipient’s office, duties or responsibilities after the date of the grant.

Class A Units and Class B Units are held by our executives through their direct investment in the Company, versus awards as part of our compensation program. Accordingly, any value these units may have following termination are not compensatory, and are not included in the table below.

Name	Change in Control ($)	Termination by the Company Without Cause or Employee’s Resignation for Good Reason Following a Change in Control ($)	Termination by the Company Without Cause or Employee’s Resignation for Good Reason ($)	Termination by the Company For Cause or Employee’s Resignation Without Good Reason ($)	Disability ($)
David T. Vandewater
Severance	$—	$6,133,046	$6,133,046	$—	$425,906
Accelerated Vesting of Class C-1 Units (1)	200,651	200,651	20,065	—	—
Vesting of Class C-2 Units (2)	—	—	—	—	—

Total	$200,651	$6,333,697	$6,153,111	$—	$425,906

Clint B. Adams
Severance	$—	$2,042,500	$2,042,500	$—	$237,500
Accelerated Vesting of Class C-1 Units (1)	70,895	70,895	7,090	—	—
Vesting of Class C-2 Units (2)	—	—	—	—

Total	$70,895	$2,113,395	$2,049,590	$—	$237,500

Paul Kappelman
Severance	$—	$2,375,000	$2,375,000	$—	$312,500
Accelerated Vesting of Class C-1 Units (1)	—	—	—	—	—
Vesting of Class C-2 Units (2)	—	—	—	—	—

Total	$—	$2,375,000	$2,375,000	$—	$312,500

Stephen C. Petrovich
Severance	$—	$1,530,165	$1,530,165	$—	$201,338
Accelerated Vesting of Class C-1 Units (1)	57,038	57,038	5,704	—	—
Vesting of Class C-2 Units (2)	—	—	—	—	—

Total	$57,038	$1,587,203	$1,535,869	$—	$201,338

Neil Hemphill(3)
Severance	$—	$1,781,250	$1,781,250	$—	$187,500
Accelerated Vesting of Class C-1 Units (1)	57,038	57,038	5,704	—	—
Vesting of Class C-2 Units (2)	—	—	—	—	—

Total	$57,038	$1,838,288	$1,786,954	$—	$187,500

(1)

Class C-1 Units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C Units are granted and only after the aggregate amount of capital contributions in respect of all Class A Units have been repaid to the holders of the Class A Units. Based on the value of the business at the end of fiscal 2017, the value attributed to the accelerated time vesting of the Class C-1 Units is reflected in the table above.

(2)

Class C-2 Units represent profit interests in the Company, which will have value only if the value of the Company increases following the date on which the awards of such Class C-2 Units are granted, after the aggregate amount of capital contributions in respect of all Class A Units have been repaid to the holders of the Class A Units and subject to the attainment of specified performance thresholds. Based on the value of the business at the end of fiscal 2017, the performance thresholds would not have been achieved and the Class C-2 Units would have no value.
(3)

Mr. Hemphill retired from his role as Executive Vice President, Human Resources & Administration effective October 1, 2018. He did not receive any separation payments in connection with his departure from this role; however, the table includes the values he would have been eligible for on December 31, 2017 in accordance with applicable disclosure rules. Mr. Hemphill continues to hold his Class C Units which remain eligible for vesting upon their original terms.

Compensation of Non-Employee Directors

For 2017, each Director received a cash payment of $10,000 for their service on the Board. The Chair of our Audit Committee received an additional $20,000 payment in recognition of the additional work required for chairing this Committee. The annual cash retainer is paid in January of each year, or within 30 days of the commencement of Board service for new Directors. The additional Audit Chair fee is paid on a quarterly basis throughout the year.

In addition to the cash retainer, each non-affiliate Director received a grant of Class C-1 Units on February 29, 2016. Each such Director received a grant of 400,000 Class C-1 Units, which was divided into four separate vesting tranches of 100,000 units. These Class C-1 Units granted to Directors have a participation threshold of zero. The first vesting tranche vests quarterly over the three-year period commencing in the fiscal quarter that includes the date of grant. The remaining three vesting tranches vest quarterly over the three-year periods commencing with the fiscal quarter that includes the first, second and third anniversary of the date of grant, respectively. Any unvested awards are forfeited upon the termination of Board service for any reason. In the event of a sale of the Company or a public offering, including this offering, the portion of any vesting tranche for which vesting has commenced will be accelerated, and for any vesting tranche that has not yet commenced, the awards will be forfeited.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Total ($)
Peter Bynoe	$10,000	$—	$10,000
David C. Colby (2)	$30,000	$—	$30,000
Todd W. Lillibridge	$10,000	$—	$10,000
Chris Nilan	$10,000	$—	$10,000
William Pate	$10,000	$—	$10,000
Nancy M. Schlichting	$10,000	$—	$10,000
Jay Strickland (3)	$10,000	$—	$10,000
Mark Sotir	$10,000	$—	$10,000
Maggie Wilderotter	$10,000	$—	$10,000

(1)

None of our Directors received Class C Unit grants during 2017. Mr. Colby and Mses. Schlichting and Wilderotter hold Class C Units which they received in connection with their service as Directors prior to 2017. As of December 31, 2017, each of Mr. Colby and Mses. Schlichting and Wilderotter held 400,000 Class C-1 Units, of which 175,000 are vested.

(2)	Mr. Colby served as the Chair of our Audit Committee during 2017 and received an additional $20,000 retainer for this service.
(3)	Mr. Strickland resigned as a Director during 2017.

In connection with this offering, the Board will be reviewing our Director compensation program to ensure we can continue to attract and retain highly qualified Board members.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or stockholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

Related Party Transaction Policy

We have established a written related party transaction policy that provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee, stockholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

Corporate Conversion

We are a Delaware limited liability company. Immediately prior to the effectiveness of this registration statement of which this prospectus forms a part, we will convert into a Delaware corporation and change our name to Ardent Health Partners, Inc. As required by the Ardent Health Partners LLC Agreement, the Corporate Conversion has been approved by our board of managers. As a result of the Corporate Conversion, the unitholders of Ardent Health Partners, LLC will become holders of shares of common stock of Ardent Health Partners, Inc. EGI, an affiliated entity of Equity Group Investments, the Chicago-based private investment firm founded by Sam Zell nearly 50 years ago, will own approximately     % of our common stock, and ALH Holdings, LLC, a subsidiary of Ventas (NYSE: VTR), a publicly traded REIT formed in 1998 and headquartered in Chicago, Illinois, will beneficially own approximately     % of our common stock. For additional information regarding the Corporate Conversion and EGI, please see “Corporate Conversion” and “Prospectus Summary —Our Sponsor,” respectively.

Ardent Health Partners LLC Agreement

Our managers and unitholders entered into the Ardent Health Partners LLC Agreement, which governed our operations prior to the consummation of the Corporate Conversion, at which time such LLC Agreement terminated other than certain limited indemnification, exculpation, expense advancement and confidentiality provisions. Pursuant to the Ardent Health Partners LLC Agreement, prior to the Corporate Conversion and this offering, the board of managers was comprised of eleven members, including five members designated by EGI (Messrs. Bynoe, Nilan, Pate, Sotir and Ms. Wilderotter), one member designated by Ventas (Mr. Bulgarelli) and Mr. Vandewater, our Chief Executive Officer. The Ardent Health Partners LLC Agreement provided that the board of managers had the power and discretion to manage and control the business and affairs of our Company, but provided certain procedures to be followed by our unitholders, for example:

•

if EGI planned to sell or otherwise transfer or dispose of any membership units of Ardent, the other Class B unitholders of Ardent had customary tag-along rights, and if the holders of a majority of the Class B units of Ardent approved a sale of Ardent to an independent third party (an “Approved Sale”), EGI had customary drag-along rights obligating all holders of membership units of Ardent to vote for, consent to and raise no objections to the Approved Sale;

•

in the event Ventas intended to sell its membership units of Ardent, the other Class B unitholders, including EGI, and Ardent had a customary right of first offer to purchase all, but not less than all, of the membership units proposed to be transferred, except for such units being transferred in connection with an Approved Sale or being transferred to an affiliate of Ventas;

•

if Ardent intended to issue or sell any membership units or equity securities, the Class B unitholders had customary preemptive rights, which required Ardent to provide notice of the intended issuance or sale, and which provided the Class B unitholders the rights to participate in such issuance or sale at the same price and on the same terms specified in the notice; and

•

Ardent could not, without the Board’s written consent, (i) enter into, amend, restate or modify any agreement between Ardent and its subsidiaries and any unitholder or unitholder affiliate (except for certain permitted issuances and ordinary course employment agreements and benefit programs) or (ii) pay any money or other consideration to any unitholder or unitholder affiliate. Furthermore, as long as Ventas held at least 20% of its combined investment in Ardent and Ardent’s subsidiaries, Ardent and any Ardent subsidiary could not, without the consent of Ventas, (i) enter into, amend, restate or modify any agreement between Ardent or any Ardent subsidiary and EGI or any EGI affiliate; (ii) pay money or other consideration to any unitholder or unitholder affiliate or (iii) agree to or commit to any of the foregoing.

Stockholder Agreement

In February 2017, Ardent, Ventas and EGI entered into a stockholder agreement (the “Stockholder Agreement”) that sets forth provisions governing the transfers and approved sales of, and rights of first offer and preemptive rights relating to, the common stock of AHP Health Partners, Inc., that are substantially similar to those provisions contained in the Ardent Health Partners LLC Agreement, described in “— Ardent Health Partners LLC Agreement” above, with respect to the membership units of Ardent.

Senior Notes

AHP Health Partners, Inc., our direct wholly owned subsidiary, issued $475.0 million aggregate principal amount of its 9.75% senior notes due 2026 (the “Senior Notes”) in an exempt offering pursuant to Rule 144A and Regulation S under the Securities Act that was completed on June 28, 2018. On the same date, VTR AMS Bondco, LLC (“VTR Bondco”), an entity affiliated with Ventas, acquired $200.0 million, or 42.1%, of the aggregate principal amount of Senior Notes at a price equal to the original issue price from the initial purchasers of the Senior Notes offering. VTR Bondco entered into a lock-up agreement with such initial purchasers, pursuant to which it agreed, subject to certain exceptions, not to sell the Senior Notes acquired by VTR Bondco for an 180-day period expiring on December 11, 2018. For additional information regarding the Senior Notes, see “Description of Certain Indebtedness — 9.75% Senior Notes Due 2026.”

Ventas Master Lease and the Relative Rights Agreement

Prior to August 4, 2015, Predecessor was the limited liability company that owned the assets and operations now owned by Successor. Effective August 4, 2015, Ventas purchased a majority of the Predecessor’s real estate assets. In a series of related transactions, the Predecessor’s operations and real estate were separated. Thereafter, Ventas retained ownership of the Predecessor’s real estate while a combination of EGI, Ventas and the Predecessor’s senior management team formed Ardent, which acquired the Predecessor’s operations on August 4, 2015 for $519.5 million. Ardent divested the majority of its real estate to Ventas as part of the Ventas Transaction. Ardent issued $14.0 million of equity attributable to noncontrolling interests as part of the Ventas Transaction on August 4, 2015. Prior to the closing of the Recapitalization Transaction, Ardent held certain subordinated notes due to affiliates, which were repaid and terminated at such closing. Ardent had $84.2 million of subordinated notes due to an affiliate of Ardent’s former controlling unit holder at December 31, 2014 (Predecessor), which were repaid on August 4, 2015. Interest expense associated with this debt totaled $5.1 million for the period January 1, 2015 to August 3, 2015 (Predecessor). Ardent also had $6.7 million of subordinated notes due to affiliates of FFC Partners (which owned common units and redeemable preferred units of Ardent), which subordinated notes were repaid on August 4, 2015. Interest expense associated with this debt totaled $408,000 for the period January 1, 2015 to August 3, 2015 (Predecessor).

On August 4, 2015, we also entered into a 20-year master lease agreement (with a renewal option for an additional 10 years) with subsidiaries of Ventas, pursuant to which we lease 10 of our facilities. Certain wholly owned subsidiaries of Ardent that operate the 10 facilities subject to the Ventas Master Lease are “tenant” parties to the Ventas Master Lease (“Tenants”), and Ardent, AHP Health Partners, Inc., Ardent Legacy Holdings, LLC, a wholly owned direct subsidiary of AHP Health Partners, Inc., and certain wholly owned subsidiaries of Ardent Legacy Holdings, LLC are “guarantor” parties to the Ventas Master Lease (“Lease Guarantors”). The Lease Guarantors provide an unsecured guarantee of the Tenants’ obligations under the Ventas Master Lease in favor of the Ventas “landlord” subsidiaries party thereto. The Ventas Master Lease includes an annual rent escalator equal to the lesser of four times the Consumer Price Index (or 4x CPI) or 2.5%. Ardent recorded rent expense of $110.9 million related to this agreement for the year ended December 31, 2017, $98.4 million for the year ended December 31, 2016 (Successor) and $29.1 million for the period August 4, 2015 to December 31, 2015 (Successor). In addition, Ventas also provides us with growth capital related to the expansion and enhancement of our physical facilities up to $30.0 million annually during the first five years of the Ventas Master Lease.

The Ventas Master Lease includes a number of significant operating and financial restrictions on us, including requirements that we maintain certain minimum portfolio coverage ratio (defined as Adjusted EBITDAR of Tenants, plus management fees, as further adjusted for certain additional permitted add-backs (including estimated acquisition synergies), over “minimum rent” (as defined)) of at least 2.2x and guarantor fixed charge coverage ratio (defined as Adjusted EBITDAR, as further adjusted for certain additional permitted add-backs (including estimated acquisition synergies), over fixed charges) of at least 1.2x and do not exceed a certain guarantor net leverage ratio of 6.75x (defined as funded indebtedness plus annual rent payments under operating leases, multiplied by 8.0, over Adjusted EBITDAR, as further adjusted for certain additional permitted add-backs (including estimated acquisition synergies)). If we breached our covenants under the terms of the Ventas Master Lease, we would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities. The Ventas Master Lease contains a cross-acceleration provision that could result in a default under the Ventas Master Lease in the event we default under the terms of certain of our debt instruments, including the Senior Secured Credit Facilities and the Indenture governing the Senior Notes, and the holders of such indebtedness elect to accelerate the obligations thereunder, together with accrued but unpaid interest thereon. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously. Moreover, pursuant to the terms of the Ventas Master Lease, Ventas has the option upon the (i) expiration of the term of the Ventas Master Lease, (ii) earlier termination of the Ventas Master Lease or (iii) occurrence of certain events of default under the Ventas Master Lease, to dispossess the Tenants under the Ventas Master Lease from all or any portion of their leased premises. In connection with such dispossession, Ventas has the right to purchase all of such Tenants’ personal property (at fair market value) relating to such dispossessed premises other than such Tenants’ proprietary software, trademarks, accounts receivable, contracts with its affiliates and any other of such Tenants’ contracts or leases determined by Ventas or its designee.

In connection with the issuance of the Senior Notes and related refinancing transactions, Ventas, the Trustee of the Senior Notes and the administrative agents under our Senior Secured Credit Facilities entered into a new Relative Rights Agreement that (among other things):

•

sets forth the relative rights of Ventas and the administrative agents with respect to the properties and collateral related to the Ventas Master Lease and securing our Senior Secured Credit Facilities;

•

contains a cross-acceleration provision that allows Ventas to declare an event of default under the Ventas Master Lease upon the acceleration of our obligations under our Senior Secured Credit Facilities, and allows the administrative agents to declare an event of default under our Senior Secured Credit Facilities in the event Ventas declares a termination of the Ventas Master Lease prior to the expiration of the term of the Ventas Master Lease (see “Risk Factors — Risks Related to the Company’s Business and Industry — We face certain risks related to the Ventas Master Lease, pursuant to which we lease 10 of our hospitals, and the associated Relative Rights Agreement.”);

•

provides Ventas with an option to purchase the debt obligations owed or guaranteed by the Tenants for no more than $375.0 million (subject to reduction in certain circumstances, including for mandatory and voluntary prepayments under our Senior Secured Credit Facilities) (the “Ventas Purchase Option Amount”), together with the assignment of all security interests held by each lender under our Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by the Tenants in all right, title and interest in the Tenants, their assets, and the equity interests that we own in the Tenants. Upon exercise and consummation of this purchase option, (i) all indebtedness of and guarantees by the Tenants under our Senior Secured Credit Facilities is automatically assigned to Ventas by means of a separate tranche; (ii) Ardent, AHP Health Partners, Inc., as issuer of the Senior Notes, and certain of its existing and future wholly owned domestic subsidiaries that are guarantors under the Term Loan B Facility and the Senior Notes will provide unsecured, fully subordinated guarantees of the Tenants’ indebtedness to Ventas under such tranche, subordinated to the obligations of Ardent and its direct and indirect subsidiaries under the Senior Secured Credit Facilities and the Senior Notes and to all other holders of debt that join the Relative Rights Agreement; (iii) the Tenants’ guarantees of the Senior Notes will be automatically released; (iv) the Tenants will become unrestricted subsidiaries for purposes of the Senior Secured Credit Facilities and the Indenture governing the Senior Notes; and (v) the Ventas Purchase Option Amount will be applied to reduce amounts outstanding under the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by the Tenants (with holders of the Senior Notes not being entitled to any of the proceeds received by the lenders upon the exercise of Ventas’ purchase option);

•

provides that, regardless of whether or not Ventas exercises its purchase option, the maximum amount of the guarantee of the Senior Notes by the guarantors that are Tenants, together with the amount of the indebtedness of and guarantees by such guarantors under the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed by the Tenants, cannot exceed $375.0 million; and

•

provides that, in certain circumstances, the Tenants and our entities that are guarantors under the Ventas Master Lease and their respective affiliates may enter into, guaranty and incur other or additional secured or unsecured indebtedness under new credit facilities, indentures, instruments or other debt documentation so long as, in each case, (i) to the extent required under the Ventas Master Lease, the agent, lender or trustee in respect of such indebtedness enters into a joinder agreement to the Relative Rights Agreement; (ii) the principal amount of the obligations thereunder, together with the amount of indebtedness of and the guarantees by such guarantors under the Senior Secured Credit Facilities and all other indebtedness incurred or guaranteed (whether secured or unsecured) by the Tenants, cannot exceed $375.0 million; (iii) the interest rate or yield applicable thereto shall not increase by more than 5.0% per annum in the aggregate above such applicable rate as in effect on June 28, 2018; and (iv) at the time of incurrence of such indebtedness and the guarantees thereunder, the consolidated net leverage ratio (as defined in the Ventas Master Lease, and on a pro forma basis) shall not exceed 6.25x, subject to certain exceptions.

Lillibridge Medical Office Buildings

Ventas provides medical office building management, leasing and related services to hospitals and health systems throughout the United States through its subsidiary, Lillibridge Healthcare Services, Inc. (“Lillibridge”). In 2007, a subsidiary of LHP entered into two leases with Lillibridge through which we rent space in a medical office building and in a retail strip center located in Panama City, Florida. The lease terms run through August 8, 2022 and August 18, 2027, respectively, and include annual rent payments of approximately $1.24 million and $1.29 million, respectively, which excludes operating expenses such as taxes, insurance and maintenance.

Registration Rights Agreement

On July 3, 2015, certain of our executive officers and management team, EGI and Ventas (the “Investors”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Company. Pursuant to the Registration Rights Agreement, at any time after 180 days following the effective date of a registration statement for an initial public offering of Ardent’s equity, the Investors may request that Ardent register a portion of the Investors’ registrable equity securities under the Securities Act. The Registration Rights Agreement also provides for customary piggyback registration rights. Our directors, executive officers, holders of more than     % of our outstanding common stock and the selling stockholder will be subject to the lock-up agreements described under “Underwriting” for a period of 180 days following the date of this prospectus.

Under the Registration Rights Agreement, following the consummation of this offering, the holders of approximately            million shares of common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, and the holders of approximately million shares of common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

After the consummation of this offering, the holders of approximately            million shares of our common stock, or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least     % of these shares can request that we register all or a portion of their shares on Form S-1 or any similar long-form registration or on Form S-3 or any similar short-form registration, if available. Such holders will be entitled to request four registrations on Form S-1 and an unlimited number of registrations on Form S-3 or any similar short-form registration. The Company is not obligated to effect, or to take any action to effect, a demand registration (A) within 180 days after the effective date of a previous demand registration, (B) that would cause there to be more than two registration statements on any form other than Form S-3 to be concurrently effective or (C) if the Company delivers a delay notice, in which case the demand registration may be deferred for up to 120 calendar days after the Company’s receipt of the registration request from the holder.

In addition, the Company is not obligated to effect, or take action to effect, a registration on Form S-3 (A) within 30 calendar days before the anticipated filing date of a Company-initiated registration (as determined by the board of directors in good faith), (B) if the Company has effected two short-form demand registrations within the preceding twelve months or (C) the anticipated aggregate offering price, net of selling expenses, for any such registration is less than $5.0 million.

Piggyback Registration Rights

Holders of approximately            million shares of our common stock, or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in this initial public offering, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of common stock held by such holders, in which the only Company common stock being registered is Company common stock issuable upon conversion of debt securities that are also being registered, or related to a transaction under Rule 145 under the Securities Act, the holder of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registration rights described above, including the expenses of counsel for the selling holders.

Expiration of Registration Rights

The demand and piggyback registration rights described above will terminate upon any transaction or series of related transactions, other than a public offering, pursuant to which any person or group of related persons (other than the parties to the Registration Rights Agreement) acquires, in the aggregate, (i) equity securities of the Company or its subsidiaries possessing the right to receive a majority of the distributions of the Company or the Company’s equityholders or (ii) all or substantially all of the assets of the Company and its subsidiaries.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of             regarding the beneficial ownership of our common stock by (1) each person or group of affiliates persons who is known by us to own beneficially more than 5% of our common stock, (2) each of our named executive officers, (3) each of our directors and director nominees and (4) all of our current executive officers, directors and director nominees as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

The percentage of shares beneficially owned is computed on the basis of              shares of common stock outstanding as of             , 2018. Shares of common stock that a person has the right to acquire within 60 days of             , 2018 are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of our common stock, except as otherwise set forth in the notes to the table. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is One Burton Hills Blvd, Suite 250, Nashville, Tennessee 37215.

Shares of Common Stock Beneficially Owned
	Shares of Common Stock Beneficially Owned before this offering		Shares of Common Stock being offered	Shares of Common Stock Beneficially Owned after this offering assuming underwriters’ option is not exercised		Shares of Common Stock Beneficially Owned after this offering assuming underwriters’ option is exercised in full (1)
Name of beneficial owner	Number of Shares	Percentage		Number of Shares	Percentage	Number of Shares	Percentage
>5% Stockholders
EGI-AM Investment, L.L.C. (2)		%			%		%
ALH Holdings, LLC (3)		%			%		%

Directors, Director Nominees and Executive Officers
David T. Vandewater		%			%		%
Clint B. Adams		%			%		%
Paul Kappelman		%			%		%
Stephen C. Petrovich		%			%		%
Neil Hemphill (4)		%			%		%
Jim Garman		%			%		%
David L. Bernd		%			%		%
Peter Bulgarelli		%			%		%
Peter Bynoe		%			%		%
Bill Goodyear		%			%		%
Ellen Havdala		%			%		%
David D. Hawthorne		%			%		%
Chris Nilan		%			%		%
Mark Sotir		%			%		%
All Directors, Director Nominees and Executive Officers as a group (14 persons)

*	Represents beneficial ownership of less than 1%.
(1)

The underwriters have the option to purchase up to an additional                  shares of common stock from us and up to an additional                  shares from the selling stockholder at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

(2)

Each of EGI-AM Investor, L.L.C., the manager of EGI-AM Investments, L.L.C., and Chai Trust Company, LLC, the managing member of EGI-AM Investor, L.L.C., shares voting and dispositive power over the shares held by EGI-AM Investments, L.L.C. The address of these entities is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(3)

Ventas, Inc., as the sole stockholder of VTR AMS, Inc., the sole and managing member of ALH Holdings, LLC, has voting and dispositive power over the shares held by ALH Holdings, LLC. The address of these entities is 500 North Hurstbourne Parkway, Suite 200 Louisville, KY 40222 Attention: General Counsel.

(4)	Neil Hemphill resigned from the position of Executive Vice President, Human Resources of Administration, effective as of October 1, 2018.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our certificate of incorporate and bylaws, which will become effective immediately prior to the consummation of this offering through the Corporate Conversion and of the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of              shares of common stock, par value $            per share, and              shares of preferred stock, par value $            per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•

to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds, subject to preference that may be applicable to preferred stock, if any, then outstanding; and

•

upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us, which is, in turn, subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Dividend Policy.”

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. Our common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described in “— Preferred Stock” below.

As of September 30, 2018, we had              shares of common stock outstanding and holders of record of common stock, after giving effect to the Corporate Conversion.

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. No shares of our authorized preferred stock are currently outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of our common stock and could delay, discourage or prevent a takeover of us even if a change of control of our Company would be beneficial to the interests of our stockholders.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of     % of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our certificate of incorporation, such as the provisions relating to amending our bylaws and director liability.

Dividends

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not currently pay dividends on shares of our common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Registration Rights

See “Certain Relationships and Related Party Transactions — Registration Rights Agreement” above, which is incorporated by reference herein.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and our bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our certificate of incorporation, which will become effective on the consummation of this offering, will include a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions shall not apply to any business combination between our Sponsor and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•

before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least a majority of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our certificate of incorporation, an “interested stockholder” generally does not include EGI and any affiliate thereof or their direct and indirect transferees.

This provision of our certificate of incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Board Vacancies

Our certificate of incorporation and bylaws provide that only our Board will be allowed to fill vacant directorships.

Special Stockholder Meetings

Our bylaws provide that a special meeting of stockholders may be called by our Board, or by our President or Chief Executive Officer. Our bylaws prohibit any stockholder from calling a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws eliminate the right of stockholders to act by written consent without a meeting.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Similarly, our certificate of incorporation provides that the U.S. federal district courts are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

The amendment of any of the above provisions would require approval by a stockholder vote by the holders of at least a majority of the voting power of the then outstanding voting stock. In addition, our directors are expressly authorized to amend our bylaws without the approval of our stockholders.

The provisions of the DGCL, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by the DGCL. The DGCL provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived an improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor the repeal of these indemnification provisions, nor any provision of our certificate of incorporation that is inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Corporate Opportunities

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the Delaware General Corporation Law permits a corporation to renounce, in advance, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our certificate of incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, employee, managing director or other affiliate of EGI or any of its affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to EGI or any of its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to EGI or any of its affiliates (other than us), as applicable. As of the date of this prospectus, this provision of our certificate of incorporation relates only to the EGI designees to our board of directors, namely Messrs.                  and                 .

Listing

We intend to apply to list our common stock on the NYSE under the symbol “ARDT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                 .

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below certain terms and provisions of the agreements that govern our Senior Secured Credit Facilities (as defined below) and certain of our other existing indebtedness as of the date of this prospectus. We refer you to the exhibits to the registration statement relating to this offering for copies of the credit agreements governing our Senior Secured Credit Facilities and the indenture governing our Senior Notes described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable agreements.

Senior Secured Credit Facilities

We are party to credit agreements governing the terms of a seven-year senior secured term loan “B” facility of up to $825.0 million (the “Term Loan B Facility”) and five-year senior secured asset-based revolving credit facilities of up to $225.0 million in the aggregate, comprised of (i) a $175.0 million non-UT Health East Texas borrowers tranche (the “non-UT Health East Texas ABL Facility”) and (ii) a $50.0 million UT Health East Texas borrowers tranche available to our AHS East Texas subsidiary and any of its wholly owned domestic subsidiaries (the “UT Health East Texas ABL Facility” and together with the non-UT Health East Texas ABL Facility, the “ABL Facilities”), each subject to a borrowing base. We refer to the ABL Facilities and the Term Loan B Facility collectively herein as the “Senior Secured Credit Facilities.”

AHP Health Partners, Inc., our direct wholly owned subsidiary, is the borrower under the Term Loan B Facility, and AHP Health Partners, Inc. and certain of its subsidiaries are borrowers under the ABL Facilities. Ardent Health Partners, LLC guarantees the obligations of AHP Health Partners, Inc. under the Senior Secured Credit Facilities. Barclays Bank PLC, an affiliate of one of the underwriters of this offering, is the administrative agent under the Senior Secured Credit Facilities. The following is a summary description of certain terms of the Senior Secured Credit Facilities.

Maturity; Mandatory Prepayments. The ABL Facilities mature on June 28, 2023. The Term Loan B Facility matures on June 28, 2025.

Subject to certain exceptions (including with regard to the ABL Priority Collateral, defined below), thresholds and reinvestment rights, the Term Loan B Facility is subject to mandatory prepayments with respect to:

•	net cash proceeds of issuances of debt by AHP Health Partners, Inc. or any of its restricted subsidiaries that are not permitted by the Term Loan B Facility;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain asset sales;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain insurance and condemnation events;

•

50% (with step-downs to 25% and 0%, based upon achievement of specified senior secured net leverage ratio levels), net of certain voluntary prepayments and secured indebtedness, of annual excess cash flow of AHP Health Partners, Inc. and its subsidiaries commencing with the fiscal year ending December 31, 2019; and

•	net cash proceeds received in connection with any exercise of the purchase option of the loans.

Security; Guarantees. Obligations under the Term Loan B Facility are guaranteed by us and certain of AHP Health Partners, Inc.’s material domestic subsidiaries. We and such subsidiaries also guarantee the obligations under the ABL Facilities and the Senior Notes (as defined below). All guarantors providing guarantees do so on a joint and several, irrevocable and unconditional basis as a primary obligor and not merely as a surety.

The ABL Facilities are secured by the ABL Priority Collateral and a second priority lien over Term Priority Collateral. The Term Loan B Facility is secured by a first priority lien on the Term Priority Collateral and a second priority lien on the ABL Priority Collateral. Certain excluded assets are not included in the Term Priority Collateral or the ABL Priority Collateral.

The “Tenants” under and as defined in the Ventas Master Lease (as defined below), in the aggregate do not guarantee more than $375.0 million of the Senior Secured Credit Facilities and the Senior Notes.

Interest and Amortization. At AHP Health Partners, Inc.’s election, the interest rate per annum applicable to loans issued under the Term Loan B Facility is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the highest of (A) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (B) the federal funds effective rate plus 0.50%, and (C) the London interbank offered rate (as adjusted for any applicable statutory reserve rate “LIBOR”) applicable for an interest period of one month (not to be less than 1.00% per annum), plus 1.00% per annum, in each case, plus an applicable margin or (ii) the higher of LIBOR or 1.00% per annum for the interest period selected, in each case, plus an applicable margin.

Principal under the Term Loan B Facility is due in quarterly installments of 0.25% of the $825.0 million in initial principal amount of initial loans extended (subject to certain reductions from time to time as a result of the application of prepayments), with the remaining balance due upon maturity. The ABL Facilities do not require installment payments.

At the election of the borrowers under the applicable ABL Facility, the interest rate per annum applicable to loans under the ABL Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the highest of (A) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (B) the federal funds effective rate plus 0.50% and (C) LIBOR applicable for an interest period of one month, plus 1.00% per annum, in each case, plus an applicable margin or (ii) the higher of LIBOR or 0.00% per annum for the interest period selected, in each case, plus an applicable margin. The applicable margin is determined based on the percentage of the average daily availability of the facility. The applicable margin for the non-UT Health East Texas ABL Facility ranges from 0.5% to 1.0% for base rate borrowings and 1.5% to 2.0% for LIBOR borrowings. The applicable margin for the UT Health East Texas ABL Facility ranges from 1.5% to 2.0% for base rate borrowings and 2.5% to 3.0% for LIBOR borrowings.

Fees. We pay certain recurring fees with respect to the Senior Secured Credit Facilities, including (i) fees on the unused commitments of the lenders under the ABL Facilities, (ii) fronting fees and letter of credit fees on outstanding letters of credit under the ABL Facilities and (iii) administration fees. Under the Term Loan B Facility, (x) any repayment, prepayment or conversion of the term loans pursuant to a refinancing or (y) any amendment to the Term Loan B Facility, in each case, the primary purpose of which is to lower the effective yield of the Term Loan B Facility (any such event, a “Repricing Event”), which Repricing Event occurs prior to December 28, 2018, will require a payment of a premium in an amount equal to 1.00% of the aggregate principal amount of the initial term loans so repaid or prepaid under the Term Loan B Facility (or, in the case of any amendment Repricing Event, the principal amount of the initial term loans outstanding prior to such Repricing Event). No premium is required to be paid with respect to a Repricing Event that occurs in connection with a change of control or initial public offering.

Covenants. The Senior Secured Credit Facilities contain a number of customary affirmative and negative covenants that limit or restrict the ability of AHP Health Partners, Inc. and its subsidiaries to (subject, in each case, to a number of important exceptions, thresholds and qualifications as set forth in the credit agreements governing the Senior Secured Credit Facilities):

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	make certain investments;

•	make certain dispositions and engage in certain sale / leaseback transactions;

•	make certain payments or other distributions; and

•	engage in certain transactions with affiliates.

In addition, the ABL Facilities contain a springing financial covenant that requires the maintenance, after failure to maintain a specified minimum amount of the borrowers’ availability to borrow under the ABL Facilities, of a minimum fixed charge coverage ratio of 1.00 to 1.00, as determined at the end of each fiscal quarter.

Events of Default. The Senior Secured Credit Facilities contain customary events of default (subject to exceptions, cure rights and grace periods), including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty; failure to perform or observe covenants; bankruptcy and insolvency events; material monetary judgment defaults; material ERISA defaults; cross-default/cross-acceleration to other material indebtedness (including cross-acceleration of obligations under the Ventas Master Lease); defaults pertaining to healthcare regulations and exclusion from medical reimbursement programs; actual or asserted invalidity or impairment of any material definitive loan documentation; and change of control.

Intercompany Notes in Connection with ETMC Acquisition

AHS East Texas made a promissory note, dated as of March 1, 2018, in favor of AHS Legacy Operations, LLC in an initial aggregate principal amount equal to $205,000,000 in connection with the financing of the acquisition of ETMC. AHS East Texas additionally agreed to make a promissory note, dated as of March 1, 2018, in favor of AHS Legacy Operations, LLC in an initial aggregate principal amount equal to $46,000,000 the proceeds of which are used to provide working capital. Each of these promissory notes mature on March 1, 2025. Interest accrues at an interest rate equal to (i) prior to the refinancing under our existing unsecured term loan facility, the lesser of (a) the actual rate of interest paid under our existing unsecured term loan facility or (b) 9.50% per annum and (ii) after a refinancing under our existing unsecured term loan facility has been consummated, the lesser of (x) 9.50% per annum, (y) the weighted average rate of interest applicable to the then-outstanding indebtedness of Parent, or (z) the actual rate of interest paid on such refinancing of such existing unsecured term loan facility. Interest on such promissory notes are due quarterly; provided that any interest payments that are not able to be made on each interest payment date that occurs on or prior to the second anniversary of the promissory notes may be deferred and paid at a later date (but in any event no later than the maturity date of the promissory notes).

9.75% Senior Notes Due 2026

AHP Health Partners, Inc., our direct wholly owned subsidiary, issued the Senior Notes in an exempt offering pursuant to Rule 144A and Regulation S under the Securities Act that was completed on June 28, 2018. The terms of the Senior Notes are governed by the Indenture, among AHP Health Partners, Inc., Ardent Health Partners, LLC and certain of AHP Health Partners, Inc.’s wholly owned domestic subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The Indenture provides that the Senior Notes are general senior unsecured obligations of AHP Health Partners, Inc., which are unconditionally guaranteed on a senior unsecured basis by Ardent Health Partners, LLC and certain subsidiaries of the AHP Health Partners, Inc.

Interest and Maturity. The Senior Notes mature on July 15, 2026 and bear interest at a rate of 9.75% per annum, payable semi-annually, in cash in arrears, on January 15 and July 15 of each year, commencing on January 15, 2019.

Redemption. AHP Health Partners, Inc. may redeem the Senior Notes, in whole or in part, at any time and from time to time (1) prior to July 15, 2021, at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium as set forth in the Indenture and the Senior Notes; and (2) on and after July 15, 2021, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions:

Date (if redeemed during the twelve month period beginning on July 15 of the years indicated below)	Percentage
2021	107.313%
2022	104.875%
2023	102.438%
2024 and thereafter	100.000%

In addition, prior to July 15, 2021, AHP Health Partners, Inc. may redeem on one or more occasions up to 40% of the original aggregate principal amount of the Senior Notes with the net proceeds of one or more equity offerings (including this offering), as described in the Indenture, at a redemption price equal to 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate original principal amount of the Senior Notes issued under the Indenture remains outstanding after each such redemption and the redemption occurs within 180 days after the closing of such equity offering. If AHP Health Partners, Inc. experiences certain change of control events, AHP Health Partners, Inc. must offer to repurchase all of the Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. If AHP Health Partners, Inc. sells certain assets and does not reinvest the net proceeds or repay senior debt in compliance with the Indenture, it must offer to repurchase the Senior Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants. The Indenture contains restrictive covenants that limit the ability of AHP Health Partners, Inc. and its restricted subsidiaries to, among other things, incur (or guarantee) additional indebtedness or issue certain preferred stock; pay dividends, redeem stock or make other distributions; make certain investments or certain other restricted payments; create restrictions on the ability of such restricted subsidiaries to pay dividends or make other payments to AHP Health Partners, Inc.; create certain liens; transfer or sell certain assets, including subsidiary stock; merge or consolidate; enter into certain transactions with affiliates; and designate subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications as set forth in the Indenture. Certain of these covenants will be suspended if the Senior Notes achieve investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Investors Ratings Service and no default or event of default has occurred and is continuing.

Events of Default. The Indenture provides for events of default (subject in certain cases to customary grace and cure periods), which include, among others, nonpayment of principal or interest when due, breach of covenants or other agreements in the Indenture, defaults in payment of certain other indebtedness and certain events of bankruptcy or insolvency. Generally, if an event of default occurs, the Indenture trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes may declare the principal of and accrued but unpaid interest on all of the Senior Notes to be due and payable immediately.

No Registration Rights. The Senior Notes (and the related guarantees) will not have the benefit of any registration rights. The Senior Notes have not been and will not be registered under the Securities Act or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—Risks Related to our Common Stock and Ownership of our Common Stock — Future sales, or the perception of future sales, of our common stock may depress the price of our common stock.” No prediction can be made as to the effect, if any, of future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of Restricted Shares

Upon the consummation of this offering, we will have outstanding an aggregate of approximately                  shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares of common stock.

Our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. Certain of our common stock will be subject to lock-up agreements described below.

In addition, upon the consummation of this offering, EGI will beneficially own              shares of common stock. Any of our currently issued and outstanding common stock that may be held by EGI would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these shares of common stock will not be freely transferable to the public. However, we have entered into a registration rights agreement with EGI that requires us to register under the Securities Act the resale of these shares of common stock, subject to the lock-up agreements described below. See “— Registration Rights” and “Certain Relationships and Related Party Transactions — Related Party Transactions — Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Approximately              shares of our outstanding common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisers who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, all or substantially all Rule 701 shares are subject to lock-up agreements as described below.

Lock-up Agreements

We and each of our directors, executive officers, the selling stockholder and certain other stockholders, who will collectively beneficially own                  shares of common stock, following this offering (                  shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock from the selling stockholder), have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Registration Rights

Subject to the lock-up agreements described above, certain holders of our common stock may demand that we register the sale of their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our equity plans or on Form S-4, may elect to include their common stock in such registration. Following such registered sales, the shares will be freely tradable without restriction under the Securities Act, unless held by our affiliates. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations so as to result in U.S. federal income tax consequences different from those set forth below. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	real estate investment trusts or regulated investment companies;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS

TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE, GIFT OR OTHER TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” an entity treated as a partnership or entity disregarded from its owner for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock determined on a share-per-share basis, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “— Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or other applicable documentation), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to U.S. persons, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. person, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses for the relevant taxable year.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USPRIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if (i) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (ii) such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If the foregoing exception does not apply because the requirements in clauses (i) or (ii) of the immediately preceding sentence are not satisfied, then, if we are or were to become a USRPHC, a Non-U.S. Holder generally will be taxed on its net gain derived from the disposition of our common stock at the graduated U.S. federal income tax rates applicable to U.S. persons, except that the branch profits tax generally will not apply to such gain.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock. Recently issued proposed Treasury Regulations, which Non-U.S. Holders may rely on, eliminate the FATCA withholding tax on gross proceeds, but such regulations are currently only in proposed form and are subject to change.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Loop Capital Markets LLC
Stephens Inc.

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholder deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholder for the shares.

	Paid by us		Paid by Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $        per share. If all the shares are not sold at the initial offering price following the initial offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholder are estimated to be approximately $                 (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholder in connection with the offering, other than the underwriting discounts and commissions. We have agreed to reimburse the underwriters for the FINRA-related fees and expenses of the underwriters’ legal counsel, not to exceed $        . In addition, the underwriters have agreed to reimburse us for approximately $                 of our offering expenses to be reimbursed from the total underwriting discounts and commissions paid to the underwriters at the consummation of this offering.

Option to Purchase Additional Shares

We and the selling stockholder have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                  shares from us and up to                  shares from the selling stockholder at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and executive officers, holders of more than     % of our outstanding common stock and the selling stockholder have agreed that, for a period of 180 days after the date of this prospectus subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Citigroup Global Markets Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction that is designed to, or would reasonably be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

The restrictions above do not apply to the sale of shares of common stock to the underwriters in this offering and are subject to other customary exceptions.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Citigroup Global Markets Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

We intend to apply to list our common stock on the NYSE under the symbol “ARDT”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. An affiliate of Barclays Capital Inc. acts as administrative agent in connection with the Senior Secured Credit Facilities and will receive customary compensation in connection therewith.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

Neither this prospectus nor any related free writing prospectus is a prospectus for the purposes of the Prospectus Directive (as defined below). This prospectus and any related free writing prospectus and any offer if made subsequently is directed only at persons in member states of the European Economic Area (the “EEA”) who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive. This prospectus and any related free writing prospectus have been prepared on the basis that any offer of shares of common stock in any Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of common stock which are the subject of the offering contemplated in this prospectus and any related free writing prospectus may only do so in circumstances in which no obligation arises for Ardent Health Partners, Inc. or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares of common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded), and includes any relevant implementing measure in the Relevant Member State.

In relation to each Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares of common stock which are the subject of the offering contemplated by this prospectus and any related free writing prospectus to the public may be made in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholder and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended or superseded), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

This prospectus and any related free writing prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and any related free writing prospectus is directed only at relevant persons. Other persons should not act on this prospectus and any related free writing prospectus or any of their contents. This prospectus and any related free writing prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of the shares of common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b) “wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the shares without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Sidley Austin LLP. Certain legal matters in connection with this offering will be passed upon by the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated financial statements of Ardent Health Partners, LLC at December 31, 2017, 2016, and for the years ended December 31, 2017 and 2016 and for the periods from August 4, 2015 to December 31, 2015

(Successor) and from January 1, 2015 to August 3, 2015 (Predecessor), appearing in this prospectus and the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of LHP Hospital Group, Inc. as of and for the years ended December 31, 2016 and 2015 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

The consolidated financial statements of East Texas Medical Center Regional Healthcare System as of October 31, 2017, 2016 and 2015 and for the years ended October 31, 2017, 2016, and 2015 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our internet website address is www.ardenthealth.com, and the information contained on, or accessible from, or hyperlinked to, our website and our facilities’ websites is not part of this prospectus by reference or otherwise.

INDEX TO FINANCIAL STATEMENTS

ARDENT HEALTH PARTNERS, LLC

Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm of Ernst & Young LLP	F-2

Consolidated Statements of Operations for the years ended December  31, 2017 and 2016 and for the period from August 4, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through August 3, 2015 (Predecessor)

F-3
Consolidated Balance Sheets as of December 31, 2017 and 2016	F-4

Consolidated Statements of Cash Flows for the years ended December  31, 2017 and 2016 and for the period from August 4, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through August 3, 2015 (Predecessor)

F-5

Consolidated Statements of Members’ Equity for the years ended December  31, 2017 and 2016 and for the period from August 4, 2015 through December 31, 2015 (Successor) and the period from January 1, 2015 through August 3, 2015 (Predecessor)

F-6
Notes to Consolidated Financial Statements	F-7

Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017	F-34
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2018 and 2017	F-35
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and 2017	F-36
Condensed Consolidated Statements of Other Comprehensive Income (Loss) for the nine months ended September 30, 2018 and 2017	F-37
Condensed Consolidated Statements of Members’ Equity for the nine months ended September 30, 2018	F-38
Notes to Unaudited Condensed Consolidated Financial Statements	F-39

LHP HOSPITAL GROUP, INC.

EAST TEXAS MEDICAL CENTER REGIONAL HEALTHCARE SYSTEM AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of

Ardent Health Partners, LLC

We have audited the accompanying consolidated balance sheets of Ardent Health Partners, LLC (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, members’ equity and cash flows for each of the years ended December 31, 2017 and 2016 and the period from August 4, 2015 to December 31, 2015 (successor) and the period from January 1, 2015 to August 3, 2015 (predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ardent Health Partners, LLC at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2017 and 2016 and the period from August 4, 2015 to December 31, 2015 (successor) and the period from January 1, 2015 to August 3, 2015 (predecessor) in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2004.

Nashville, Tennessee

December 21, 2018

Ardent Health Partners, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Successor			Predecessor
	Year Ended December 31,		August 4, 2015 to December 31, 2015	January 1, 2015 to August 3, 2015
	2017	2016
Revenues:
Patient service revenue	$3,227,870	$2,258,967	$901,152	$1,229,877
Provision for doubtful accounts	(266,173)	(185,682)	(64,281)	(80,930)

Net patient service revenue	2,961,697	2,073,285	836,871	1,148,947
Other revenue	40,379	31,931	12,714	30,840

Total net revenue	3,002,076	2,105,216	849,585	1,179,787
Expenses:
Salaries and benefits	1,386,877	981,232	387,015	538,294
Professional fees	407,987	259,993	103,322	141,049
Supplies	584,177	417,711	174,498	246,594
Rents and Leases	63,697	42,311	18,194	25,587
Rents and leases, related party	110,869	98,444	29,134	—
Other operating expenses	218,715	149,259	59,332	90,443
Interest expense, net	18,266	26,946	18,637	45,356
Interest expense, related party, net	52,470	—	—	—
Depreciation and amortization	109,529	71,511	39,680	50,197
Transaction-related costs	—	23,716	17,120	15,845
Loss on debt extinguishment	—	—	—	22,960
EHR incentive income	(1,549)	(3,229)	(3,674)	(3,428)
Loss (gain) on divestitures	395	(7,051)	—	(31,584)

Total operating expenses	2,951,433	2,060,843	843,258	1,141,313

Income before income taxes	50,643	44,373	6,327	38,474
Income tax expense	49,869	8,021	1,058	62,870

Net income (loss)	774	36,352	5,269	(24,396)
Net income attributable to noncontrolling interests	36,422	21,751	8,358	18,879

Net income (loss) attributable to Ardent Health Partners, LLC	(35,648)	14,601	(3,089)	(43,275)
Accrued preferred dividends	—	—	—	6,123

Net income (loss) attributable to common members	$(35,648)	$14,601	$(3,089)	$(49,398)

Unaudited Pro Forma Per Share Data
Net income (loss) per share
Basic	$—
Diluted	—
Weighted average shares outstanding
Basic	—
Diluted	—

See accompanying notes.

Ardent Health Partners, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$71,960	$92,611
Accounts receivable, less allowance for doubtful accounts of $213,624 in 2017 and $164,254 in 2016	453,848	261,036
Inventories	84,164	47,095
Prepaid expenses	59,621	39,330
Other current assets	66,824	31,077

Total current assets	736,417	471,149
Property and equipment, net	591,568	256,531
Goodwill	818,188	244,492
Other intangible assets, net	78,256	71,779
Deferred income taxes	87,259	3,653
Other assets	62,833	37,758

Total assets	$2,374,521	$1,085,362

Liabilities and members’ equity
Current liabilities:
Current installments of long-term debt	$9,381	$7,669
Current installments of long-term debt, related party	7,500	—
Accounts payable	226,483	131,936
Accrued salaries and benefits	159,898	110,281
Other accrued expenses and liabilities	104,084	78,253

Total current liabilities	507,346	328,139
Long-term debt, less current installments	230,903	232,704
Long-term debt, less current installments, related party	704,906	—
Self-insured liabilities	125,744	102,913
Other long-term liabilities	45,346	25,600

Total liabilities	1,614,245	689,356
Redeemable noncontrolling interests	8,564	—
Members’ equity:
Common units	401,858	255,028
Retained (deficit) earnings	(24,136)	11,512

Members’ equity attributable to Ardent Health Partners, LLC	377,722	266,540
Noncontrolling interests	373,990	129,466

Total members’ equity	751,712	396,006

Total liabilities and members’ equity	$2,374,521	$1,085,362

See accompanying notes.

Ardent Health Partners, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor			Predecessor
	Year Ended December 31,		August 4, 2015 to December 31, 2015	January 1, 2015 to August 3, 2015
	2017	2016
Cash flows from operating activities:
Net income (loss)	$774	$36,352	$5,269	$(24,396)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	109,529	71,511	39,680	50,197
Loss (gain) on divestitures, including sale of real estate	395	(7,051)	—	(31,584)
Amortization of deferred financing costs and debt discounts	6,385	1,913	936	4,125
Loss on debt extinguishment	—	—	—	22,960
Deferred income taxes	49,703	(12,707)	(4,258)	61,936
Unit-based compensation	2,891	2,465	1,042	1,469
Transaction-related costs	—	23,716	17,120	15,845
Loss (income) in non-consolidated affiliates	(265)	283	(82)	(950)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
Accounts receivable	(63,819)	(17,717)	(6,176)	(6,500)
Inventories	(3,610)	56	(903)	2,605
Prepaid expenses and other current assets	(17,767)	(8,506)	(11,139)	(3,139)
Accounts payable	41,295	(9,280)	24,030	(26,088)
Accrued salaries and benefits	8,803	12,830	12,980	(18,498)
Other accrued expenses and liabilities	(341)	(14,095)	(10,513)	(7,919)
Self-insured liabilities	(14,504)	6,005	617	11,182

Net cash provided by operating activities	119,469	85,775	68,603	51,245

Cash flows from investing activities:
Investment in acquisitions, net of cash acquired	(859,899)	(2,497)	(519,496)	(1,984)
Purchases of property and equipment	(121,531)	(80,505)	(41,166)	(39,374)
Proceeds from sale of real estate, related party	18,688	19,363	—	1,367,363
Contributions to equity investments	—	—	—	(4,545)
Proceeds from divestitures, net of selling costs	—	—	6,112	5,663
Change in other assets and liabilities	(4,186)	(1,192)	(917)	1,169

Net cash provided by (used in) investing activities	(966,928)	(64,831)	(555,467)	1,328,292

Cash flows from financing activities:
Proceeds from revolving line of credit	10,000	—	15,000	—
Proceeds from revolving line of credit, related party	51,000	—	—	—
Proceeds from insurance financing arrangements	8,670	9,547	—	5,878
Proceeds from long-term debt	—	—	250,000	—
Proceeds from long-term debt, related party	700,000	—	—	—
Payments of revolving line of credit	(10,000)	—	(15,000)	—
Payments of revolving line of credit, related party	(23,000)	—	—	—
Payments of principal on insurance financing arrangements	(9,443)	(7,761)	—	(3,903)
Payments of principal on long-term debt	(9,487)	(5,311)	(1,988)	(880,966)
Payments on deferred financing obligation	—	(358)	(2,999)	—
Debt issuance, refinancing, and amendment costs	(18,527)	(1,650)	(10,983)	—
Issuance of common stock	—	—	251,521	—
Issuance of equity attributable to noncontrolling interests	7,886	—	13,958	—
Contributions from noncontrolling interests	15,174	—	—	—
Distributions to noncontrolling interests	(39,404)	(20,356)	(8,650)	(21,113)
Distributions to preferred unit holders	—	—	—	(109,622)
Distributions to common unit holders and option holders	—	—	—	(448,940)
Proceeds from exercise of unit options	—	—	—	15
Payments for minimum statutory taxes on net unit settlements	—	—	—	(2)
Proceeds from issuance of common units	143,939	—	—	—

Net cash provided by (used in) financing activities	826,808	(25,889)	490,859	(1,458,653)

Net increase (decrease) in cash and cash equivalents	(20,651)	(4,945)	3,995	(79,116)
Cash and cash equivalents at beginning of period	92,611	97,556	93,561	172,677

Cash and cash equivalents at end of period	$71,960	$92,611	$97,556	$93,561

Supplemental cash flow information
Interest payments, net of capitalized interest	$16,981	$26,014	$18,402	$45,094
Interest payments, related party	47,651	—	—	—
Capitalized interest	2,029	1,178	220	132
Rent payments, related party	110,869	98,444	29,134	—
Income tax payments, net	2,365	23,624	—	470
Preferred unit dividends accrued	—	—	—	6,123

See accompanying notes.

Ardent Health Partners, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(in thousands)

	Members’ Equity Attributable to AHS Medical Holdings LLC					Members’ Equity Attributable to Noncontrolling Interests	Total Members’ Equity
	Common Units		Investor Common Units		Retained Earnings (Deficit)
	Units	Amount	Units	Amount
Predecessor balance at December 31, 2014	75,978,314	$255,074	1,554,996	$12,082	$63,156	$37,606	$367,918
Net loss attributable to AHS Medical Holdings LLC	—	—	—	—	(43,275)	—	(43,275)
Exercise of unit options, net of units withheld	6,915	6	—	—	—	—	6
Unit-based compensation	—	1,469	—	—	—	—	1,469
Adjustment to fair value of redeemable noncontrolling interests	—	—	—	—	(92)	—	(92)
Net income attributable to noncontrolling interests	—	—	—	—	—	2,086	2,086
Distributions to noncontrolling interests	—	—	—	—	—	(1,667)	(1,667)
Accrual of dividend on preferred units	—	—	—	—	(6,123)	—	(6,123)
Elimination of Predecessor equity	(75,985,229)	(256,549)	(1,554,996)	(12,082)	(13,666)	(38,025)	(320,322)

Predecessor balance at August 3, 2015	—	$—	—	$—	$—	$—	$—

	Members’ Equity Attributable to Ardent Health Partners, LLC					Members’ Equity Attributable to Noncontrolling Interests	Total Members’ Equity
	Common Units		Investor Common Units		Retained Earnings (Deficit)
	Units	Amount	Units	Amount
Successor balance at August 4, 2015	—	$—	—	$—	$—	$—	$—
Issuance of common units	251,521,212	251,521	—	—	—	—	251,521
Vesting of Class C units	1,241,995	1,042	—	—	—	—	1,042
Net income attributable to Ardent Health Partners LLC	—	—	—	—	(3,089)	—	(3,089)
Issuance of equity attributable to noncontrolling interests	—	—	—	—	—	13,958	13,958
Assumed noncontrolling interests	—	—	—	—	—	108,292	108,292
Net income attributable to noncontrolling interests	—	—	—	—	—	8,359	8,359
Sale of noncontrolling interests	—	—	—	—	—	6,112	6,112
Distributions to noncontrolling interests	—	—	—	—	—	(8,650)	(8,650)

Successor balance at December 31, 2015	252,763,207	$252,563	—	$—	$(3,089)	$128,071	$377,545
Net income attributable to Ardent Health Partners LLC	—	—	—	—	14,601	—	14,601
Net income attributable to noncontrolling interests	—	—	—	—	—	21,751	21,751
Distributions to noncontrolling interests	—	—	—	—	—	(20,356)	(20,356)
Vesting of Class C Units	2,465,393	2,465	—	—	—	—	2,465

Successor balance at December 31, 2016	255,228,600	$255,028	—	$—	$11,512	$129,466	$396,006
Net loss attributable to Ardent Health Partners, LLC	—	—	—	—	(35,648)	—	(35,648)
Net income attributable to noncontrolling interests	—	—	—	—	—	36,858	36,858
Sale of noncontrolling interests	—	—	—	—	—	6,174	6,174
Issuance of common units	127,415,249	143,939	—	—	—	—	143,939
Issuance of equity attributable to noncontrolling interests	—	—	—	—	—	7,886	7,886
Acquired noncontrolling interests	—	—	—	—	—	233,010	233,010
Distributions to noncontrolling interests	—	—	—	—	—	(39,404)	(39,404)
Vesting of Class C Units	2,891,649	2,891	—	—	—	—	2,891

Successor balance at December 31, 2017	385,535,498	$401,858	—	$—	$(24,136)	$373,990	$751,712

See accompanying notes.

Ardent Health Partners, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017

1. Organization and Basis of Presentation

Ardent Health Partners, LLC is a holding company whose affiliates operate acute care hospitals, other healthcare facilities, and employ physicians. The terms “Ardent” and the “Company,” as used in these financial statements, refer to Ardent Health Partners, LLC and its affiliates unless stated otherwise or indicated by context. The term “affiliates” includes direct and indirect subsidiaries of Ardent and partnerships and joint ventures in which such subsidiaries are partners.

Prior to August 4, 2015, AHS Medical Holdings, LLC (the Predecessor) was the limited liability company that owned Ardent Health Partners LLC’s (the Successor) assets and operations. Effective August 4, 2015, Ventas, Inc. (Ventas), a publicly traded real estate investment trust (REIT), purchased the Predecessor’s real estate (Ventas Transaction). In a series of related transactions, the Predecessor’s operations and real estate were separated. Thereafter, Ventas retained ownership of the real estate while a combination of EGI-AM Investments LLC, an affiliate of Equity Group Investments, Ventas and the Predecessor’s senior management formed Ardent Health Partners, LLC, a Delaware Limited Liability Company (LLC). The members of the LLC, who are not personally liable for the debts and liabilities of the LLC in accordance with the LLC agreement and applicable statutes, purchased the Predecessor’s operations (the Transaction) on August 4, 2015. As a part of the Ventas Transaction, the Company entered into a 20-year master lease agreement with Ventas with a renewal option for an additional 10 years (Master Lease Agreement).

At December 31, 2017, the Company’s subsidiaries operated 21 acute care hospitals in seven states, including one rehabilitation hospital and two surgical hospitals, with a total of 3,735 licensed beds as well as physician services with approximately 600 employed physicians.

The financial statements include the consolidated financial position and consolidated results of operations of the Company and its affiliates, which are controlled by the Company through the Company’s direct or indirect ownership of a majority interest and rights granted to the Company through certain variable interests. All intercompany balances and transactions have been eliminated in consolidation.

General and Administrative Costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative by the Company would include its corporate office costs, which were $45.0 million and $44.7 million for the years ended December 31, 2017 and 2016, respectively. Corporate office costs were $16.2 million for the period August 4, 2015 to December 31, 2015 (Successor) and $22.6 million for the period January 1, 2015 to August 3, 2015 (Predecessor).

2. Summary of Significant Accounting Policies

Variable Interest Entities

Accounting principles generally accepted in the United States of America (“GAAP”) requires variable interest entities (“VIEs”) to be consolidated if an entity’s interest in the VIE is a controlling financial interest in accordance with ASC 810, Consolidation. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance and (ii) the obligations to absorb the losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE.

The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE cause the Company’s consolidation conclusion to change. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively.

The Company, through its wholly owned subsidiaries, owns majority interests in limited liability companies (“LLCs”), with each LLC owning and operating one or more hospitals. The minority interest is typically owned by a not-for-profit medical system, university, academic medical center or foundation or combination thereof (individually or collectively referred to as minority member). The employees of the LLC and the related hospital(s) are employees of the Company and the Company manages the day-to-day operations of the LLC and the hospital(s) pursuant to a management services agreement (“MSA”).

The LLCs are variable interest entities due to their structure as limited liability companies and the control that resides with the Company through the MSA. The Company consolidates each of these LLCs as it is considered the primary beneficiary due to the MSA proving the Company the right to direct the day-to-day operating and capital activities of the LLC and the respective hospital(s) that most significantly impact the LLC’s economic performance. Additionally, the Company would absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of its majority ownership, contractual or other financial interests in the entity. The management agreements are subject to termination only by mutual agreement of the Company and minority member, except in the case of gross negligence, fraud or bankruptcy of the Company in which the minority member can force termination of the MSA.

The substantive governance rights of the minority members are restricted to those that protect their financial interests and do not preclude consolidation of the LLCs. The substantive rights of minority members are generally limited to the right to approve the issuance of new ownership interests or call for additional cash contributions, and those that protect their financial interests, including the right to approve the acquisition or divestiture of significant assets or the incurrence of debt in excess of levels not expected to be incurred in the normal course of business.

As of December 31, 2017, nine of the Company’s hospitals are owned and operated through LLCs that have been determined to be VIEs and are consolidated by the Company. As of December 31, 2016, two of the Company’s hospitals were owned and operated through LLCs that have been determine to be VIEs and are consolidated by the Company. As the structure and nature of business are very similar for each of the LLCs, they are discussed and presented herein on a combined basis. The total assets (excluding goodwill and intangible assets, net) of the consolidated VIEs and the associated hospitals, which are included in the accompanying consolidated balance sheets, as of December 31, 2017 and 2016, were $1.28 billion and $211.3 million, respectively, and the total liabilities of the consolidated VIEs were $358.8 million and $111.4 million, respectively. There are no assets of the VIEs that are restricted as to use as of December 31, 2017.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with a maturity of 90 days or less when purchased.

Revenue Recognition

Net patient service revenue is recorded on the accrual basis in the period in which services are provided. Net patient service revenue includes amounts estimated by management to be reimbursable by Medicare, Medicaid and other payers under provisions of cost or prospective reimbursement formulas in effect. Amounts received are generally less than the established billing rates and the differences (contractual discounts) are reported as deductions from patient service revenue at the time the service is rendered. The effects of other arrangements for providing services at less than established rates, including certain self-pay discounts provided to uninsured patients, are also reported as deductions from patient service revenue.

The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. The Company estimates contractual discounts on a payer-specific basis based on its interpretation of the applicable regulations or contract terms and the historical collections of each payer. However, the ultimate reimbursements may result in payments that differ from the Company’s estimates.

Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management. Changes in estimates related to contractual discounts affect net patient service revenue reported in the Company’s results of operations and are recorded in the period the change in estimate occurs.

The Company’s facilities provide discounts on gross charges to uninsured patients under the Company’s charity and self-pay discount policies. Uninsured patients treated for nonelective care are eligible for charity care if they do not qualify for Medicaid or other federal or state assistance and have income at or below a certain income level. The estimated costs incurred by the Company to provide services to patients who qualify for charity care were $27.4 million and $16.3 million for the years ended December 31, 2017 and 2016, respectively. The estimated costs incurred by the Company to provide services to patients who qualify for charity care were $8.8 million and $15.9 million for the period August 4, 2015 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015 (Predecessor), respectively. The Company estimates the direct and indirect costs of providing charity care by applying a cost to gross charges ratio to the gross charges associated with providing charity care to patients. Other uninsured patients receive self-pay discounts similar to those provided to many managed care plans. Because the Company does not pursue collection of amounts determined to qualify under the charity and self-pay discount policy, they are not reported in net patient service revenue or the provision for doubtful accounts. These charity and self-pay discounts totaled $377.6 million and $231.7 million for the years ended December 31, 2017 and 2016, respectively. These charity and self-pay discounts totaled $92.0 million and $154.1 million for the period August 4, 2015 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015 (Predecessor), respectively.

Settlements under reimbursement agreements with third-party payers are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare, Medicaid and other third-party payer programs often occurs in subsequent years because of audits by the programs, rights of appeal, and the application of technical provisions. Settlements are considered in the recognition of net patient service revenue on an estimated basis in the period the related services are rendered, and such amounts are subsequently adjusted in future periods as adjustments become known or as years are no longer subject to such audits and reviews. These settlements resulted in an increase to net patient service revenue of $6.2 million and $4.3 million for the years ended December 31, 2017 and 2016, respectively. These settlements resulted in a decrease to net patient service revenue of $1.4 million for the period August 4, 2015 to December 31, 2015 (Successor) and $337,000 for the period January 1, 2015 to August 3, 2015 (Predecessor), respectively.

At December 31, 2017 and 2016, the Company’s settlements under reimbursement agreements with third-party payers were a net payable of $5.9 million and $24.6 million, respectively, of which a receivable of

$20.0 million and $3.5 million, respectively, was included in other current assets and a payable of $25.9 million and $28.1 million, respectively, was included in other accrued expenses and liabilities in the consolidated balance sheets.

Final determination of amounts earned under prospective payment and other reimbursement activities is subject to review by appropriate governmental authorities or their agents. In the opinion of the Company’s management, adequate provision has been made for any adjustments that may result from such reviews.

Concentrations of Credit Risk

Patient accounts receivable is the Company’s primary concentration of credit risk, which consists of amounts owed by various governmental agencies, managed care payers, commercial insurance companies, employers and patients. The Company manages its patient accounts receivable by regularly reviewing its accounts and contracts and by providing appropriate allowances for uncollectible amounts. The number of patients and payers limits concentration of credit risk from any one payer.

The composition of the Company’s accounts receivable and net patient service revenue is as follows (in thousands):

	Accounts Receivable December 31
	2017	2016
Medicare	$118,685	$63,874
Medicaid	48,879	28,784
Other managed care	253,343	144,748
Self-pay	17,842	13,790
Other	15,099	9,840

Total	$453,848	$261,036

		Net Patient Service Revenue
			Successor	Predecessor
	Year Ended December 31,		August 4 to December 31, 2015	January 1 to August 3, 2015
	2017	2016
Medicare	$1,071,381	$729,704	$276,447	$431,482
Medicaid	321,114	249,584	103,948	123,804
Other managed care	1,463,670	1,032,950	433,978	552,174
Self-pay	20,991	15,405	2,933	9,542
Other	84,541	45,642	19,565	31,945

Total	$2,961,697	$2,073,285	$836,871	$1,148,947

Self-pay receivables in the chart above include uninsured patients as well as co-payments and deductibles. Other includes workers’ compensation, motor and vehicle accident insurance and other similar payers.

Market Risks

The Company’s revenues are particularly sensitive to regulatory and economic changes in certain states where the Company generates significant revenues. The following is an analysis by state of revenues as a percentage of the Company’s total revenues for those states in which the Company generates significant revenues for the years ended December 31, 2017, 2016 and for the period August 4, 2015 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015 (Predecessor):

			Successor	Predecessor
	Year ended December 31,		August 4 to December 31 2015	January 1 to August 3 2015
	2017	2016
Oklahoma	33.2%	44.6%	44.5%	44.2%
New Mexico	21.1	28.4	27.9	29.1
Texas	20.6	27.0	27.6	26.7
New Jersey	10.2	—	—	—
Other	14.9	—	—	—

Total	100.0%	100.0%	100.0%	100.0%

Provision for Doubtful Accounts (and Related Allowance for Doubtful Accounts)

The collection of accounts receivable, primarily from Medicare, Medicaid, managed care payers, other third-party payers, and patients, is critical to the Company’s operating performance. The Company’s primary collection risk that could result in bad debts relates to uninsured patient accounts and patient accounts whereby the primary insurance carrier has paid the amounts covered by the applicable agreement but the portion of the amount that is the patient’s responsibility (primarily deductibles and co-payments) remains outstanding. The Company’s collection procedures are followed until such time that management determines the account is uncollectible, at which time the account is written off. The Company routinely monitors, at the market level, its accounts receivable balances and utilizes historical collection experience to support the basis for its estimates of the allowance for doubtful accounts. Significant changes in payer mix or business office operations could have a significant impact on the Company’s results of operations and cash flows. The provision for doubtful accounts and the allowance for doubtful accounts relate primarily to self-pay amounts due from patients.

The Company has determined, based on an assessment at the market level, that services are provided prior to assessing the patient’s ability to pay and as such, the entire provision for doubtful accounts is recorded as a deduction from patient service revenue in the accompanying statements of operations.

A summary of the Company’s allowance for doubtful accounts activity is as follows (in thousands):

	Year ended December 31,
	2017	2016
Balance at beginning of period	$164,254	$63,196
Additions charged to provision for doubtful accounts	266,173	185,682
Accounts written off	(216,803)	(84,624)

Balance at end of period	$213,624	$164,254

Texas Waiver Program

Certain of the Company’s acute care hospitals currently receive supplemental Medicaid reimbursement, including reimbursement from programs for participating private hospitals that enter into indigent care affiliation agreements with public hospitals or county governments in the state of Texas. Texas currently operates its Healthcare Transformation and Quality Improvement Program pursuant to a Medicaid waiver, the Texas Waiver Program (the “Program”).

As currently structured, the Program includes two primary components: an uncompensated care component, or UC component, and a Delivery System Reform Incentive Payment, or DSRIP component, both of which are funded and disbursed on an annual basis. The UC component is designed to assist hospitals and other providers by providing supplemental payments for costs of unreimbursed care to the uninsured and to Medicaid patients. Initiatives under the DSRIP program are designed to provide incentive payments to hospitals and other providers for their investments in delivery system reforms and achievement of related metrics that increase access to healthcare, improve the quality of care and enhance the health of patients and families they serve. The DSRIP component payments have been immaterial to the Company’s historical operations.

The UC component reimbursement received by the Company is based on costs incurred by the Company’s participating hospitals in providing unreimbursed care to the uninsured and to Medicaid patients on an annual basis. Reimbursement received is subject to subsequent adjustment under the Program based on actual costs incurred of providing unreimbursed care as subsequently reported on the respective annual cost report. The Company accrues for estimated payments to be received for the UC component in the period in which the associated unreimbursed care is provided as the provision of such services entitles the Company to the funds and collectability is reasonably assured based on the approved funding of the Program and the Company’s historical experience in the Program. The Company monitors related communications from the State of Texas and CMS and would adjust its revenue recognition if uncertainty were to exist about entitlement or collectability, such as due to disruption in state and federal funding.

Payments under both the UC and DSRIP components are received semi-annually during a funding year. Differences between original estimates and subsequent revisions to the payments, including final settlements, represent changes in the estimate and are recognized in the period in which the revisions are made. Subsequent adjustments to the payments received and the Company’s related estimates have historically been insignificant.

Total net revenue recognized by the Company related to the Program have been almost entirely related to the UC component and were $17.9 million and $30.2 million for the years ended December 31, 2017 and 2016, respectively. Total net revenue related to the Program was $7.9 million for the period August 4, 2015 to December 31, 2015 (Successor) and $9.0 million for the period January 1, 2015 to August 3, 2015 (Predecessor). Effective June 30, 2016, the Company changed its revenue recognition policy for the Program payments from cash basis to accrual method. This policy is consistent with industry standards and is supported by the Company’s ability to estimate amounts earned under the Program based on sufficient history of participation since 2013. The Company recognized an additional $13.3 million in net revenue in 2016 as a result of this change in its revenue recognition policy for the Program.

EHR Incentive Income

The American Recovery and Reinvestment Act of 2009 (“ARRA”) provides for Medicare and Medicaid incentive payments that began in calendar year 2011 for eligible hospitals and professionals that implement certified electronic health records (“EHR”) technology and adopt the related meaningful use requirements. The Company utilizes a gain contingency model to recognize EHR incentive payments. Income is recognized related to the Medicare and Medicaid incentives as the Company is able to satisfy all appropriate contingencies, which includes completing attestations as to eligible hospitals adopting, implementing or demonstrating meaningful use of certified EHR technology, and additionally for Medicare incentives, deferring income until the related Medicare fiscal year has passed and cost report information used to determine the final amount of reimbursement is known.

Under the Medicare incentive program, eligible hospitals that demonstrate meaningful use will receive incentive payments for up to four fiscal years. In order to maximize their incentive payments, acute care hospitals must have begun participating in the incentive program by federal fiscal year 2013. Beginning in federal fiscal year 2015, acute care hospitals that have failed to demonstrate meaningful use of certified EHR technology in an applicable prior reporting period will receive reduced market basket updates under inpatient PPS.

The Medicaid EHR incentive program is voluntary for states to implement. To qualify for incentive payments under the Medicaid program, providers must either adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology during their first participation year or successfully demonstrate meaningful use of certified EHR technology in subsequent participation years. Payments may be received for up to six participation years. There is no penalty for hospitals or professionals under Medicaid for failing to meet EHR meaningful use requirements.

Included in the accompanying consolidated statements of operations under EHR incentive income for the years ended December 31, 2017, 2016, the period August 4, 2015 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015 (Predecessor), is $1.5 million, $3.2 million, $3.7 million and $3.4 million, respectively, of operating income related to Medicare and Medicaid EHR incentives recognized during the respective period. The Company recorded no deferred revenue in connection with the receipt of incentive payments at either December 31, 2017 or 2016.

Inventories

Inventories consist primarily of hospital supplies and pharmaceuticals and are stated at the lower of cost (first-in, first-out method) or market. These inventory items are primarily operating supplies used in the direct or indirect treatment of patients.

Property and Equipment

Property and equipment additions are recorded at cost. Property and equipment acquired in connection with business combinations are recorded at estimated fair value in accordance with the acquisition method of accounting as prescribed in ASC 805-10, Business Combinations (“ASC 805-10”). Routine maintenance and repairs are charged to expense as incurred. Expenditures that increase values, change capacities or extend useful lives are capitalized. Depreciation is computed by applying the straight-line method over the lesser of the estimated useful lives of the assets or lease term, ranging generally from five to forty years for buildings and improvements, one to twenty years for equipment, four to seven years for software, and three to ten years for leasehold improvements.

When events, circumstances or operating results indicate the carrying values of certain long-lived assets expected to be held and used might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations that include quantitative analyses of revenues and cash flows, reviews of recent sales of similar assets and independent appraisals. No impairment was recorded during the years ended December 31, 2017 and 2016 and for the period August 4, 2015 to December 31, 2015 (Successor) and for the period January 1, 2015 to August 3, 2015 (Predecessor).

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. In accordance with ASC 350, Intangibles — Goodwill and Other, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but are subject to annual impairment tests. At December 31, 2017 and 2016 the Company had goodwill of $818.2 million and $244.5 million, respectively, and other intangible assets of $78.3 million and $71.8 million, respectively. Refer to the goodwill and other intangible rollforwards in Note 5 for further information.

In connection with its annual goodwill impairment evaluation, the Company compares the fair value of the reporting units to their carrying amounts on at least an annual basis to determine if there is potential impairment on a quantitative and qualitative basis. If the fair value is less than carrying value, the fair value of the reporting unit is assigned to its respective assets and liabilities, including goodwill. An impairment charge is recorded if the implied fair value of goodwill is determined to be less than its carrying value. The Company performed its most recent annual impairment test as of October 1, 2017. There was no goodwill or other intangible impairment charges in 2017 and 2016 as well as for the period August 4, 2015 to December 31, 2015 (Successor) and for the period January 1, 2015 to August 3, 2015 (Predecessor). The Company bases its estimates of fair value of reporting units on various assumptions on a quantitative and qualitative basis that are believed to be reasonable under the circumstances including the income approach, which estimates fair value based on discounted cash flows and the market approach, which estimates fair value based on comparable market prices. Actual results may differ from these estimates, which may require a future impairment charge that could have a material adverse impact on the Company’s financial position and results of operations.

Risk Management and Self-Insured Liabilities

The Company maintains claims-made commercial insurance related to professional liability risks and occurrence-based commercial insurance related to workers’ compensation and general liability risks. The Company provides an accrual representing the estimated ultimate costs of all reported and unreported losses incurred through the respective balance sheet dates, which includes the costs of litigating or settling claims. The estimated ultimate costs includes estimates of direct expenses and fees of outside counsel and experts, but does not include the general overhead costs of the Company’s in-house legal and risk management departments.

Unit-Based Compensation

The Company awards membership units to members of management as incentive compensation. The Company accounts for these awards under the measurement and recognition provisions of ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the awards based on their grant-date fair value and recognizes the resulting expense in the income statement on a straight-line basis over the requisite service periods of the awards that vest over a five year period. Certain awards are subject to performance based measures and vest upon certain events such as a liquidation event. The expense for these performance based awards would be recognized as expense upon a qualifying event.

The Company employs a market approach to estimate the fair value of equity-based awards based on various considerations and assumptions, including implied earnings multiples and other metrics of relevant market participants, the Company’s operating results and forecasted cash flows and the Company’s capital structure. Such estimates require the input of highly subjective, complex assumptions. Refer to Note 9 for further discussion on Member Units.

Leases

The Company leases real estate properties, buildings, vehicles and equipment under cancelable and non-cancelable leases. The leases expire at various times and have various renewal options. Certain leases that meet the lease capitalization criteria in accordance with ASC 840-10, Leases, have been recorded as an asset and liability at the lower of the net present value of the minimum lease payments at the inception of the lease or the fair value of the asset at the inception date. Interest rates used in computing the net present value of the lease payments are based on the Company’s incremental borrowing rate at the inception of the lease.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of assets and liabilities, with the primary differences related to the allowance for doubtful accounts, accrued liabilities, depreciation methods and periods, and deferred cost amortization methods.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a difference in estimated and actual tax rates is recognized in income in the period that includes the enactment date. The Company identifies deferred tax assets that more likely than not, based on the available evidence, will be unrealizable in future periods and records a valuation allowance accordingly. Refer to Note 8 for further discussion on income taxes.

Federal and state tax laws are complex and the Company’s tax positions may be subject to interpretation and adjustment by federal and state taxing authorities. The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes (“ASC 740”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions that meet the more-likely-than-not recognition threshold may be recognized. The final outcome of audits by federal and state taxing authorities may have a significant effect on the financial position and results of operations of the Company.

The provisions of ASC 740 allow for the classification of interest paid on an underpayment of income tax and related penalties, if applicable, as part of income tax expense, interest expense or another appropriate expense classification based on the accounting policy election of the entity. The Company has elected to continue its historical practice of classifying interest and penalties as part of interest expense.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these items. The following table summarizes the Company’s other financial assets and liabilities at fair value at December 31, 2017 and 2016 (in thousands):

	Fair Value	Level 1	Level 2
December 31, 2017
U.S. Treasury notes	$300	$300	$—
Term loan debt	239,723	—	239,723
Ventas credit agreement	697,375	—	697,375
December 31, 2016
U.S. Treasury notes	$300	$300	$—
Term loan debt	245,023	—	245,023

In general, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset, and include situations where there is little, if any, market activity for the asset.

Noncontrolling Interests

The financial statements include the financial position and results of operations of hospital and healthcare operations in which the Company owned less than 100% but maintained a controlling interest during the presented periods.

A summary of entities with noncontrolling interests is as follows (in thousands):

	December 31
	2017	2016
Total assets	$1,277,099	$211,302
Total liabilities	358,820	111,353

Income from continuing operations before income taxes related to these entities was $118.1 million and $48.3 million for the years ended December 31, 2017 and 2016, respectively. Income from continuing operations before income taxes related to these was $20.6 million for the period August 4, 2015 to December 31, 2015 (Successor) and $49.5 million for the period January 1, 2015 to August 3, 2015 (Predecessor). Earnings or losses attributable to the noncontrolling interests are presented separately in the consolidated statements of operations.

Effective May 1, 2017, the Company sold a noncontrolling interest in Lovelace Rehab Hospital, representing 49% of its operations, to UNM Medical Group, Inc. for $6.2 million. This transaction resulted in a newly formed joint venture to deliver enhanced state-of-the-art rehabilitation services to New Mexico patients recovering from healthcare conditions such as stroke, brain injury and musculoskeletal disorders. Based on the Company’s economic interest and rights under the joint venture’s management agreement, the Company has control of the joint venture’s operations and a result, it is consolidated into the Company’s financial statements.

In accordance with ASC 810, Consolidation, noncontrolling interests are considered to be equity holders in the consolidated company, pursuant to which noncontrolling interests are classified as part of equity, unless the noncontrolling interests are redeemable. Certain redemptive features associated with the noncontrolling interests for the University of Kansas Health System – St. Francis Campus (“St. Francis”) could require the Company to deliver cash if applied. These redemptive features could be exercised upon the exclusion or suspension from participation in any federal or state government healthcare payer program of the Company. Therefore, the noncontrolling interests balance for St. Francis is classified outside the permanent equity section of the Company’s consolidated balance sheets.

The components of redeemable noncontrolling interests are as follows (in thousands):

Redeemable noncontrolling interests at January 1, 2017	$—
Capital contribution by noncontrolling interest	9,000
Net loss attributable to redeemable noncontrolling interests	(436)

Redeemable noncontrolling interests at December 31, 2017	$8,564

The redeemable noncontrolling interests related to St. Francis at December 31, 2017 have not been subsequently measured at fair value since the acquisition date. The noncontrolling interests are not currently redeemable and it is not probable that the noncontrolling interests will become redeemable as the possibility of the Company being excluded or suspended from participation in any federal or state government healthcare payer program is remote.

Segment Reporting

The Company provides healthcare services primarily through its ownership and operation of hospitals, certain of which provide related healthcare services through physician practices, outpatient centers, and post-acute facilities. The Company’s chief operating decision maker views its operations and manages the business on a consolidated basis and, therefore the Company has one operating segment, healthcare services, for segment reporting purposes in accordance with ASC 280-10, Segment Reporting.

Recently Issued Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the measurement of goodwill by eliminating the requirement to calculate the implied fair value of goodwill (step 2 of the current impairment test) to measure the goodwill impairment charge. Instead, entities will record impairment charges based on the excess of a reporting unit’s carrying amount over its fair value. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still evaluating the impact of ASU 2017-04 on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 addresses treatment of how certain cash receipts and cash payments are presented and classified in the statement of cash flows to reduce the diversity in practice. ASU 2016-15 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company adopted ASU 2016-15 on January 1, 2018. There is no significant impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-2 Leases (“ASU 2016-2”). ASU 2016-2 requires the rights and obligations arising from lease contracts, including existing and new arrangements, to be recognized as assets and liabilities on the balance sheet. ASU 2016-2 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Company anticipates that the adoption of ASU 2016-2 will result in an increase in both total assets and total liabilities reflected in the Company’s balance sheets. The Company is still evaluating the impact that the adoption of this standard will have on its policies, procedures, financial disclosures, and control framework.

In May 2014, the FASB issued ASU 2014-9, Revenue from Contracts with Customers, along with subsequent amendments, updates and an extension of the effective date (collectively, the “New Revenue Standard”), which supersedes most existing revenue recognition guidance, including industry-specific healthcare guidance. The New Revenue Standard provides for a single comprehensive principles-based standard for recognizing revenue as performance obligations, designed in a contract with a customer as goods or services transferred to the customer in exchange for consideration, are satisfied.

The standard also requires expanded disclosures regarding the Company’s revenue recognition policies and significant judgments employed in the determination of revenue. The provisions of the New Revenue Standard are effective for annual periods beginning after December 15, 2017, including interim periods within those years by applying either the full retrospective method or the modified retrospective method. The full retrospective method requires application of the provisions of the New Revenue Standard for all periods presented while the modified retrospective method requires the application of the provisions of the New Revenue Standard as of the date of adoption with the cumulative effect of the retrospective application of the provisions as an adjustment through retained earnings. Effective January 1, 2018, the Company has adopted the provisions of the New Revenue Standard using the modified retrospective method and there was no material impact on its consolidated results of operations or related disclosures.

3. Acquisitions and Divestitures

Acquisitions

Acquisitions are accounted for using the acquisition method of accounting prescribed by ASC 805, Business Combinations, and the results of operations are included in the consolidated statements of operations from the respective dates of acquisition. The purchase price of these transactions are allocated to the assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition and can be subject to change up to 12 months subsequent to the acquisition date due to settling amounts related to purchased working capital and final determination of fair value estimates. During the year ended December 31, 2017, the Company incurred transaction costs related to acquisitions of $19.9 million.

Effective November 1, 2017 the Company acquired 75% controlling interest in St. Francis Health, which includes a 378-bed hospital and 12 clinic locations, for $3.6 million related to acquired working capital. There was no goodwill associated with this purchase. The purchase price was paid in cash. The Company entered into this joint venture with the University of Kansas Health System. Based on the Company’s economic interest and rights under the joint venture’s management agreement, the Company has control of the joint venture’s operations and a result, it is consolidated into the Company’s financial statements. St. Francis Health’s total net revenue and loss before income taxes included in the consolidated statement of operations for the year ended December 31, 2017 were $34.0 million and ($0.6) million, respectively.

Effective March 13, 2017, the Company acquired LHP for $869.0 million. LHP operates five acute care hospitals with its joint venture partners, which include leading not-for-profit and academic medical centers. Ardent assumed LHP’s management and operational responsibilities within each joint venture partnership at the effective date. Based on the Company’s economic interest and rights under each joint venture’s management agreement, the Company has control of the joint ventures operations and as a result, such are consolidated into the Company’s financial statements. LHP’s total net revenue and loss before income taxes included in the consolidated statement of operations for the year ended December 31, 2017 were $791.1 million and ($14.1) million, respectively.

The Company is required to allocate the purchase prices of acquired businesses to assets acquired or liabilities assumed and if applicable, noncontrolling interests based on their fair values. The excess of the purchase price allocation over those fair values is recorded as goodwill. The aggregate net purchase price of the 2017 acquisitions was allocated to assets and liabilities based on their estimated fair values as follows (in thousands):

	LHP	St. Francis	Other Acquisitions
Net assets acquired:
Net patient receivables	$130,473	$—	$—
Inventories	29,275	5,133	794
Prepaid expenses and other current assets	29,423	1,611	184
Property and equipment	336,791	—	1,016
Goodwill	568,223	—	5,473
Other assets	140,189	395	84
Other intangible assets	7,109	—	—
Accounts payable	(53,267)	—	—
Other current liabilities	(51,309)	(3,549)	(426)
Debt and capital leases	(5,409)	—	—
Other long-term liabilities	(49,229)	—	(75)
Noncontrolling interests	(233,010)	—	—
Net assets acquired, net of cash acquired	$849,259	$3,590	$7,050

Cash and cash equivalents	19,770	—	—

Net assets acquired	$869,029	$3,590	$7,050

The goodwill generated from these transactions can be attributed primarily to the benefits that the Company expects to realize from operating efficiencies. The goodwill generated from the LHP acquisition is not deductible for income tax purposes as it was a stock acquisition. The goodwill generated from all other acquisitions is tax deductible for income tax purposes. As part of the LHP transaction, the Company acquired noncontrolling interests in each of LHP’s subsidiaries. The Company also acquired noncontrolling interests as part of the St. Francis transaction. These noncontrolling interests were valued using the same valuation methodology utilized to determine the fair value of LHP and St. Francis which was based on the income approach which determines the value of a business based upon the present value of the cash flows that the business can be expected to generate in the future. The income approach utilizes a discounted cash flow method that develops a forecast of operations, estimates the value of cash flows after the discrete forecast period, selects an appropriate discount rate to reflect any underlying company risk and discounts the interim cash flows and the terminal value to present value.

Pro Forma Information — Unaudited

The following table provides certain unaudited pro forma information for the Company as if the LHP acquisition had occurred at the beginning of the year ended December 31, 2016 (in thousands):

	Year Ended December 31,
	2017	2016
Total net revenue	$3,162,428	$3,020,895

Income before income taxes	$28,772	$82,456

Divestitures

The results of operations of the following divestitures are classified in continuing operations in accordance with ASC 205, Presentation of Financial Statements, because the divestitures do not meet the criteria for classification as discontinued operations.

The Company sold its Lovelace Retail Pharmacy, which consisted of 11 retail pharmacy locations, to the Walgreens Company for proceeds of $5.7 million. Six of the eleven retail pharmacy locations converted to Walgreens on April 8, 2015, with the remaining locations converting on May 15, 2015. The divestiture does not include any of the Company’s hospitals, inpatient pharmacies, providers or clinics and resulted in a $2.4 million gain.

Effective April 1, 2016, BSA Health System sold its hospice operations to Hospice Care of the Southwest for a retained noncontrolling interest of $5.5 million in the subsequent Hospice Care of the Southwest investment.

In accordance with ASC 810, Consolidation, the loss of control is deemed a significant economic event. Therefore, when an entity loses control of a group of assets, but retains a noncontrolling interest in the entity that acquired the group of assets, the retained interested is measured at fair value and included in the calculation of the gain or loss upon deconsolidation of the group of assets.

4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31
	2017	2016
Land and improvements	$51,008	$3,336
Buildings and improvements	152,893	25,363
Equipment	500,995	306,908
Leasehold improvements	81,920	21,291
Construction in progress	18,189	4,413

	805,005	361,311
Less accumulated depreciation and amortization	(213,437)	(104,780)

Property and equipment, net	$591,568	$256,531

Capital leases included in equipment were $6.3 million and $2.7 million at December 31, 2017 and 2016, respectively. Accumulated amortization related to capital leases was $3.3 million and $1.5 million at December 31, 2017 and 2016, respectively. Amortization expense related to capital leases was $1.0 million and $845,000 for the years ended December 31, 2017 and 2016, respectively. Amortization expense related to capital leases was $348,000 for the period August 4, 2015 to December 31, 2015 (Successor) and $687,000 for the period January 1, 2015 to August 3, 2015 (Predecessor).

Depreciation and amortization of property and equipment (including capital leases) was $109.6 million and $71.5 million for the years ended December 31, 2017 and 2016, respectively. Depreciation and amortization of property and equipment (including capital leases) was $39.7 million for the period August 4, 2015 to December 31, 2015 (Successor) and $50.2 million for the period January 1, 2015 to August 3, 2015 (Predecessor).

5. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the following periods (in thousands):

	Gross	Accumulated Impairment	Net
Balance at December 31, 2015	$230,862	$—	$230,862
Goodwill acquired	1,437	—	1,437
Purchase accounting adjustment	12,193	—	12,193

Balance at December 31, 2016	$244,492	$—	$244,492
Goodwill acquired	573,696	—	573,696

Balance at December 31, 2017	$818,188	$—	$818,188

Other Intangible Assets

Other intangible assets are as follows (in thousands):

	December 31, 2017			December 31, 2016
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Non-compete	$3,734	$(1,558)	$2,176	$2,595	$(896)	$1,699
Unamortized intangible assets:
Trade name	76,080	—	76,080	70,080	—	70,080

	$79,814	$(1,558)	$78,256	$72,675	$(896)	$71,779

Amortization expense for intangible assets totaled $662,000 and $707,000 for the year ended December 31, 2017 and 2016, respectively. Amortization expense for intangible assets totaled $189,000 for the period August 4, 2015 to December 31, 2015 (Successor) and $309,000 for the period January 1, 2015 to August 3, 2015 (Predecessor), respectively.

6. Related Party Transactions

Effective August 4, 2015, Ventas, Inc. (Ventas) a publicly traded real estate investment trust (REIT) and common unit holder, acquired ownership of the Company’s real estate in exchange for a $1.4 billion payment from Ventas and the Company’s agreement to lease the acquired real estate back from Ventas (the “Ventas Master Lease”). The sale of the Company’s real estate to Ventas resulted in a gain of $29.1 million which is included in loss (gain) on divestitures in the accompanying consolidated statement of operations for the period from January 1 to August 3, 2015 (Predecessor). The Ventas Master Lease is a 20-year master lease agreement (with a renewal option for an additional 10 years) with subsidiaries of Ventas, pursuant to which the Company currently leases 10 of the Company’s hospitals. The Ventas Master Lease includes an annual rent escalator equal to the lesser of four times the Consumer Price Index or 2.5%. In accordance with ASC 840, Leases (“ASC 840”), contingent rentals are excluded from minimum lease payments and are recognized as incurred.

During the year ended December 31, 2016 and the period August 4, 2015 to December 31, 2015 (Successor), lease payments made to Ventas related to one of the hospitals, Baptist St. Anthony’s Hospital (“BSA”), were not accounted for as an operating lease. With the exception of BSA, the sale of the Company’s real estate qualified as a real estate sale under ASC 360-20, Property, Plant, and Equipment – Real Estate Sales (“ASC 360”), since all conditions for recognizing the sale were met at closing, including receipt of the entire consideration and none of the continuing involvement provisions that preclude sale treatment in ASC 360 existed. With respect to BSA, the Company concluded that the property did not qualify for a sale as a result of the Company’s obligation to continue to pay for the construction costs of an emergency department renovation, which was viewed as a requirement to develop the hospital. As a result, the net property and equipment of $436.0 million related to BSA and a corresponding deferred financing obligation for the related consideration paid by Ventas remained on the Company’s balance sheet at December 31, 2015 (Successor). During the period August 4, 2015 to December 31, 2015, the Company recorded $10.8 million of interest expense related to the deferred financing obligation.

During the first quarter of 2016, the emergency department renovation was completed and the Company no longer had continuing involvement in the construction as defined in ASC 360. As a result, the associated lease of BSA qualified for sale and leaseback accounting under ASC 840 and was determined to be an operating lease. As such, the related property and equipment and deferred financing obligation were derecognized in March 2016 and the Company began to record the rent attributable to BSA as rent expense, consistent with the other properties covered under the Ventas Master Lease. During the year ended December 31, 2016, the Company recorded $8.1 million of interest expense related to the deferred financing obligation before it was derecognized in March 2016 and recorded a $1.1 million gain on the sale of BSA.

The Company recorded rent expense of $110.9 million related to the Ventas Master Lease for the year ended December 31, 2017, $98.4 million for the year ended December 31, 2016 and $29.1 million for the period August 4, 2015 to December 31, 2015 (Successor).

During each of the first five years of the term of the Master Lease, the Company has the option, at its discretion, to obtain reimbursement from Ventas for certain alterations of leased property subject to Ventas’ pre-approval and the nature of the alterations preserving or enhancing the value of Ventas’ property. The qualifying alterations and related rent are added to the Ventas Master Lease through amendments which specify the assets and associated rental payments. Under the terms of the Ventas Master Lease, ownership of the additional property transfers to Ventas. During the years ended December 31, 2017 and 2016, the Company received reimbursements from Ventas of $18.7 million and $19.4 million, respectively. Absent a determination that the Company’s involvement during construction of an alteration establishes the Company as the in-substance owner of the assets during construction in accordance with ASC 840, alterations are considered property of Ventas and included in the leased premises upon reimbursement by Ventas at which time the Company begins to record the incremental rent expense as incurred. To the extent the Company is determined to be the in-substance owner of assets during construction, the assets and a related financing obligation for any Landlord reimbursements from Ventas are reflected in the Company’s balance sheet during construction and become subject to the sale and leaseback accounting rules upon completion of the construction. Associated cash flows for the payment of qualified alterations by the Company and the reimbursement from Ventas are treated as investing cash flows. As of December 31, 2017 and 2016, no assets for which the related costs have been reimbursed by Ventas are reflected in the Company’s respective balance sheet.

The Ventas Master Lease includes a number of operating and financial restrictions on the Company, including requirements that the Company maintain minimum portfolio coverage ratio of 2.2x and a guarantor fixed charge ratio of 1.2x and does not exceed a certain guarantor net leverage ratio of 6.75x. If the Company breaches its covenants under the terms of the Ventas Master Lease, the Company would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities.

At December 31, 2017, the Company also had outstanding borrowings from Ventas of a $685.7 million term loan, net of discount, and a $28.0 million revolving credit facility. Refer to Note 7 for further information on this long-term debt. During the year ended December 31, 2017, the Company recorded interest expense of $52.5 million related to debt held by Ventas.

7. Long-Term Debt and Financing Matters

Long-term debt consists of the following (in thousands):

	December 31
	2017	2016
Term loans (interest at 7.1% at December 31, 2017 and 6.5% at 2016), net of unamortized discount of $2.7 million and $3.4 million at December 31, 2017 and 2016, respectively	$237,987	$243,502
Ventas Credit Agreement (interest at 8.6% at December 31, 2017), net of unamortized discount of $14.3 million at December 31, 2017	685,667	—
Ventas Credit Agreement revolving credit facility (interest at 8.4% at December 31, 2017)	28,000	—
Capital leases	2,022	1,400
Other debt	5,540	2,206
Deferred financing costs	(6,526)	(6,735)

Total debt	952,690	240,373
Less current installments (includes $7.5 million related to the Ventas Credit Agreement)	(16,881)	(7,669)

Long-term debt, less current installments	$935,809	$232,704

Senior Secured Credit Facility

At December 31, 2017, the Company had $375.0 million in senior secured credit facilities consisting of: (i) a senior secured first lien term loan (the Term Loan) of $250.0 million, due August 2021; and (ii) a senior secured asset-based revolving credit facility of $125.0 million, expiring in August 2020 (the Asset-Based Credit Agreement). The Company increased its revolving credit facility by $25.0 million as of October 2017. At December 31, 2016, the Company’s senior secured credit facilities totaled $350.0 million.

Term Loan Credit Agreement

Interest for the Term Loan Credit Agreement is payable quarterly at an annual rate equal to London Interbank Offered Rate (LIBOR) plus 5.50% with a 1.00% minimum LIBOR or a base rate plus 4.50%.

The Term Loan Credit Agreement is secured by a stock pledge of substantially all material wholly owned guarantor subsidiaries, excluding Lovelace Health System, Inc., and by a first lien on substantially all real and personal assets and intercompany debt of the borrowers and its wholly owned subsidiary guarantors, subject to certain exceptions and excluding Lovelace Health System, Inc. The Term Loan Credit Agreement is also secured by a second lien on the Asset-Based Credit Agreement collateral.

In the Term Loan Credit Agreement, the Company may request up to an additional $75.0 million aggregate amount of senior secured term loans or an unlimited amount subject to meeting certain terms and compliance with a maximum consolidated leverage ratio requirement. At December 31, 2017 and 2016, there were no outstanding borrowings for this additional amount.

The Term Loan Credit Agreement contains a maximum leverage ratio financial covenant. The Term Loan Credit Agreement also limits certain of the Company’s activities including its ability to incur additional indebtedness, declare dividends, repurchase stock, engage in mergers or acquisitions or sell assets or amend certain provisions of the Master Lease Agreement. The Company was in compliance with all applicable Term Loan Credit Agreement financial covenants at December 31, 2017 and 2016. The Term Loan Credit Agreement requires the Company to make mandatory prepayments for (i) 100% of asset sales greater than $5.0 million, subject to reinvestment timelines, (ii) 100% of debt issuance with carve-outs for permitted debt, and (iii) a determined percentage of excess cash flow, subject to a lower percentage based upon the consolidated leverage ratio.

In conjunction with the issuance of the $250.0 million term loan, a $2.5 million discount was paid based upon a 1% discount. This payment was recorded as a discount to the carrying value of the term loan and will be amortized over the term of the loan using the effective interest method.

In December 2016, the Company amended the Term Loan Credit Agreement to permit a one-time use of cash on hand up to $35.0 million to use for acquisitions, all of which was utilized in 2017, as well as amend certain financial covenants and extend the timing of delivery of the annual equipment appraisal. In conjunction with the issuance of this amendment, a $1.5 million discount was paid to the lenders. These payments were recorded as a discount to the carrying value of the term loan and will be amortized over the term of the loan using the effective interest method. Accretion of the aforementioned discounts, which is included in interest expense was $736,000 and $417,000 for the years ended December 31, 2017 and 2016, respectively.

Asset-Based Credit Agreement

Availability under the Asset-Based Credit Agreement is subject to a borrowing base of 85% of eligible accounts receivable up to 120 days old and 70% of eligible accounts receivable between 120-150 days old, less customary reserves.

Interest for the Asset-Based Credit Agreement is payable based upon a margin of 1.50% over LIBOR, or 0.75% over the base rate, at December 31, 2015 and thereafter, at a margin range of 1.50% to 2.00% over LIBOR, or 0.50% to 1.00% over the base rate, with the margin determined based upon the average daily availability as a percentage of the line available for the most recently ended quarter. The Company pays a commitment fee on the Asset-Based Credit Agreement of 0.375% or 0.25%, based upon the average unused portion of the facility and other fees based on the LIBOR margin on outstanding letters of credit.

In the Asset-Based Credit Agreement, the Company may request up to an additional $25.0 million aggregate amount of revolving credit commitments. The Company accessed an incremental $25.0 million as of October 2017.

The Asset-Based Credit Agreement contains a minimum fixed charge coverage ratio, which is applicable when availability is less than certain minimum thresholds or in certain acquisition conditions. In addition, the Company has to make mandatory prepayments if outstanding borrowings exceed the borrowing base. The Asset-Based Credit Agreement also limits the same Company activities as the ones included in the Term Loan Agreement.

The Asset-Based Credit Agreement is secured by a first priority lien on substantially all accounts receivable and related accounts of the Company, subject to certain exceptions and excluding Lovelace Health System, Inc. The Asset-Based Credit Agreement is also secured by a second lien on the assets securing the Term Loan Agreement.

There were no outstanding borrowings for the Asset-Based Credit Agreement at December 31, 2017 and 2016, other than letters of credit totaling $11.2 million and $10.9 million, respectively, pledged to fulfill insurer requirements and performance guarantees and which reduce the amount available under the revolving line of credit. There were no limitations on availability by the borrowing base. At December 31, 2017, $113.8 million was available to the Company under the $125.0 million revolving line of credit. At December 31, 2016, $89.1 million was available to the Company under the $100.0 million revolving line of credit.

Ventas Credit Agreement

Effective March 13, 2017, a wholly owned subsidiary of the Company borrowed $760.0 million in senior secured credit facilities consisting of: (i) a senior secured term loan of $700.0 million due March 2023, which can be extended at the Company’s option up to two times for additional one year periods; and (ii) a revolving credit facility of $60.0 million expiring in March 2023, which can be extended at the Company’s option up to two times for additional one year periods (Ventas Credit Agreement). At December 31, 2017, the current portion of debt due under the Ventas Credit Agreement was $7.5 million.

Interest is payable at an annual rate equal to LIBOR plus 7.00% with a 0.50% minimum LIBOR or a base rate plus 6.00%. During the year ended December 31, 2017, the Company recorded interest expense of $48.3 million related to the Ventas Credit Agreement.

The Ventas Credit Agreement is secured by a stock pledge of substantially all material wholly owned guarantor subsidiaries of the borrower subsidiary, which consists primarily of the wholly owned subsidiaries of the Americas Market, and secured by substantially all real and personal assets and intercompany debt of the borrower and its wholly owned subsidiary guarantors, subject to certain exceptions. The Ventas Credit Agreement is also guaranteed by the Company.

The Ventas Credit Agreement contains a maximum leverage ratio financial covenant and a minimum fixed charge coverage ratio. The Ventas Credit Agreement also limits certain of the activities of the wholly owned subsidiary of the borrower and its subsidiaries including its ability to incur additional indebtedness, incur liens, declare dividends, repurchase stock, engage in mergers or acquisitions, make investments, or sell assets. The Company was in compliance with all applicable financial covenants at December 31, 2017.

The Ventas Credit Agreement requires the wholly owned subsidiaries of the borrower to make mandatory prepayments for (i) 100% of asset sales greater than $2.5 million, subject to reinvestment timelines, (ii) 100% of debt issuance with carve-outs for permitted debt, and (iii) 100% of net cash proceeds from the sale of the capital stock of any of its non-wholly owned subsidiaries.

In conjunction with the issuance of the $700.0 million term loan, a $14.0 million discount was paid based upon a 2% discount. This payment was recorded as a discount to the carrying value of the term loan and will be amortized over the term of the loan using the effective interest method.

Letters of Credit

The Company had $11.2 million and $10.9 million outstanding in letters of credit at December 31, 2017 and 2016, respectively. The letters of credit are outstanding for insurer requirements and performance guarantees. The letters of credit are secured by the collateral under the Asset-Based Credit Agreement.

Future Installments

Future scheduled installments of long-term debt and other long-term liabilities at December 31, 2017, excluding unamortized discount and unamortized deferred financing costs are as follows (in thousands):

	Long-Term Debt	Deferred Financing Obligation—Software	Total
2018	$16,881	$1,239	$18,120
2019	23,040	3,974	27,014
2020	23,210	4,390	27,600
2021	237,548	4,850	242,398
2022	673,544	1,727	675,271
Thereafter	2,023	—	2,023

Total	$976,246	$16,180	$992,426

Deferred financing obligation-software amounts relate to a software license of $16.2 million for the implementation of the Company’s new clinical and electronic health records system and are included in other long-term liabilities.

8. Income Taxes

Significant components of the Company’s net deferred tax assets (liabilities) are as follows (in thousands):

	December 31
	2017	2016
Deferred tax assets:
Patient accounts receivable, net	$9,202	$14,224
Accrued liabilities	8	300
Deferred compensation	10,477	12,594
Self-insurance reserves	15,379	12,491
Partnership basis differences	62,583	—
Other	1,579	—
Federal tax credits	2,100	—
Federal net operating loss carryforward	17,202	2,444
State net operating loss carryforward	8,373	3,139

Total deferred tax assets	126,903	45,192
Deferred tax liabilities:
Prepaid expenses	(5,924)	(7,466)
Partnership basis differences	—	(2,669)
Depreciation and amortization	(27,420)	(27,025)
Other	—	(129)

Total deferred tax liabilities	(33,344)	(37,289)
Valuation allowance for deferred tax assets	(6,300)	(4,250)

Net deferred tax assets	$87,259	$3,653

At December 31, 2017 and 2016, the Company had federal net operating loss carryforwards for income tax purposes totaling $113.4 million and $7.0 million, respectively. Certain amounts of the federal net operating losses expire from 2022 through 2024 and are subject to limitations on use. The Company expects $3.2 million of the carryforwards to expire unused and has recorded a valuation allowance for those amounts. At December 31, 2017 and 2016, the Company had state net operating loss carryforwards of $180.1 million and $74.9 million, respectively, which expire in 2020 thru 2038.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the positive and negative evidence from all sources including net operating loss carryback opportunities, historical operating results, prudent and feasible tax planning strategies and projections of future taxable income.

Based upon the analysis of positive and negative evidence, the Company recognized state tax expense of $2.1 million and $33,000 for the years ended December 31, 2017 and 2016, respectively. The Company recognized a tax expense of $1.5 million in the period August 4, 2015 to December 31, 2015 (Successor). The Company recognized a tax expense of $138.2 million for the period January 1, 2015 to August 3, 2015 (Predecessor). There was no federal tax expense for the years ended December 31, 2017 and 2016.

Any changes in valuation allowances are based on the Company’s assessment of the ability to realize its state and federal deferred tax assets. A valuation allowance of $6.3 million remains at December 31, 2017, related to certain federal and state net operating losses which are subject to limitation on use or uncertainty exists regarding the ability to utilize the net operating losses before they expire. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets will be reported as an income tax benefit or expense in the consolidated statements of operations.

Significant components of the provision (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

			Successor	Predecessor
	Year Ended December 31		August 4, 2015 to December 31, 2015	January 1, 2015 to August 3, 2015
	2017	2016
Current:
Federal	$(1,955)	$19,082	$3,222	$—
State	2,121	1,646	2,094	934

Total current	166	20,728	5,316	934
Deferred:
Federal	53,642	(11,707)	(4,762)	61,790
State	(3,939)	(1,000)	504	146

Total deferred	49,703	(12,707)	(4,258)	61,936

Total provision	$49,869	$8,021	$1,058	$62,870

The Company’s consolidated effective tax rate from continuing operations differed from the amounts computed using the federal statutory rate as set forth below (in thousands):

	Year ended December 31
	2017		2016
	Amount	Percent	Amount	Percent
Tax at federal statutory rate	$17,725	35.0%	$15,530	35.0%
State taxes, net of federal benefits	(2,802)	(5.5)	70	0.2
Permanent differences	2,883	5.7	1,441	3.2
Noncontrolling interests	(13,424)	(26.5)	(7,315)	(16.5)
Change in federal tax rate	46,345	91.5	—	0.0
Other, net	(858)	(1.8)	(1,705)	(3.8)

	$49,869	98.4%	$8,021	18.1%

For the period from August 4, 2015 to December 31, 2015 (Successor) and the period from January 1, 2015 to August 3, 2015 (Predecessor), the Company’s consolidated effective tax rate from continuing operations differed from the amounts computed using the federal statutory rate as set forth below (dollars in thousands):

	Successor		Predecessor
	August 4, 2015 to December 31, 2015		January 1, 2015 to August 3, 2015
	Amount	Percent	Amount	Percent
Tax at federal statutory rate	$2,214	35.0%	$13,434	35.0%
State taxes, net of federal benefits	1,688	26.7	702	1.8
Permanent differences	146	2.3	(79,862)	(208.1)
Noncontrolling interests	(2,990)	(47.3)	(7,128)	(18.6)
Change in federal valuation allowance	—	0.0	135,390	352.8
Other, net	—	0.0	334	0.9

	$1,058	16.7%	$62,870	163.8%

On December 22, 2017 the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law. Effective for tax years beginning after December 31, 2017, the Tax Act reduces the federal income tax rate on corporations to 21% from 35%. The Company determines the value of its deferred tax assets and liabilities based on the tax rates that will be in effect at time they are expected to be realized. As a result, the Company has determined its deferred tax assets and liabilities at December 31, 2017 using the federal tax rate to be effective in 2018 and thereafter. The Company measured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, the Company is analyzing certain aspects of the Tax Act and refining calculations which could potentially affect the measurement of these balances or give rise to new deferred tax amounts. The Company has recognized a provisional amount of $46.3 million at December 31, 2017 to reflect the impact of the change in the federal tax rate to 21%.

The Company follows provisions of ASC 740, Income Taxes, regarding uncertainty in income taxes. At December 31, 2017, no unrecognized tax benefits were reflected on the consolidated balance sheets.

A reconciliation of the liability for unrecognized tax benefits is as follows:

Balance at December 31, 2016	$—
Additions for tax positions of current year	—
Additions for tax positions of prior year	12,058

Balance at December 31, 2017	$12,058

The Company believes that it is reasonably possible that the reserve for uncertain tax positions will not change in the coming twelve months as a result of being within the applicable statute of limitations with respect to the uncertain tax positions. At December 31, 2017, $12.1 million of the uncertain tax positions would impact the Company’s effective income tax rate if the Company were to recognize the tax benefit for these positions. The Company has not recognized interest or penalties related to the unrecognized tax benefits due to the offset by net operating losses.

At December 31, 2017, the Company is not under any federal tax examination. The Company is currently the subject of a state tax examination for the year ending December 31, 2013. The Company does not expect the results of the examination to have a material effect on its financial statements. The Company is not currently under examination in any other states or local jurisdictions.

9. Member Units

From time to time, the Company issues units of membership interest in the Company to members of management as incentive compensation. These units, once vested, represent the right to receive a fractional part of the profits, losses and distributions of the Company. These membership units are issued in the form of Class C Units. Class C units are issued in the form of Class C-1 units and Class C-2 units. Class C-1 units are subject to quarterly vesting over a five year time horizon (“Time Vesting Incentive Units”). The unvested Time Vesting Incentive Units are subject to forfeiture under certain limited circumstances and unvested units can also accelerate vesting under certain circumstances. Class C-2 units are subject to performance based measures and vest upon certain events such as a liquidation event. The expense for these performance based awards would be recognized as expense upon a qualifying event. Once the Class C units vest, they are considered equity interests in the Company.

The Company employs a market approach to estimate the fair value of equity-based awards based on various considerations and assumptions, including recent purchase activity in its member units, implied earnings multiples and other metrics of relevant market participants, the Company’s operating results and forecasted cash flows and the Company’s capital structure. Such estimates require the input of highly subjective, complex assumptions. The Company recorded unit-based compensation of $2.9 million, $2.5 million and $1.0 million for the years ended December 31, 2017 and 2016 and for the period August 4, 2015 to December 31, 2015 (Successor), respectively, related to these units. The compensation recorded represents the estimated fair market value of the portion of Time Vesting Incentive Units that vested during the respective period. Unrecognized stock-based compensation associated with unvested Time Vesting Incentive Units as of December 31, 2017 is $8.9 million, which is expected to be recognized over the remaining vesting period or upon an acceleration of vesting.

A summary of all Class C unit activity for the years ended December 31, 2017 and 2016 and for the period August 4, 2015 to December 31, 2015 (Successor) is as follows:

	C Units Outstanding Time Based Unvested	C Units Outstanding Performance Based Unvested	Total C Units Outstanding
August 4, 2015	—	—	—
Granted	12,536,618	25,073,234	37,609,852
Vested	(1,241,995)	—	(1,241,995)
Forfeited	(126,667)	(266,667)	(393,334)

December 31, 2015	11,167,956	24,806,567	35,974,523
Granted	1,333,333	266,667	1,600,000
Vested	(2,465,393)	—	(2,465,393)
Forfeited	(518,083)	(1,296,667)	(1,814,750)

December 31, 2016	9,517,813	23,776,567	33,294,380
Granted	2,358,940	4,717,881	7,076,821
Vested	(2,891,649)	—	(2,891,649)
Forfeited	(121,750)	(363,333)	(485,083)

December 31, 2017	8,863,354	28,131,115	36,994,469

Also, from time to time, the Company may offer member units for purchase by certain individuals. The purchase price for each unit issued shall equal the per-unit fair market value of the existing units immediately following such issuance.

10. Other Accrued Expenses and Liabilities

A summary of other accrued expenses is as follows:

	Year Ended December 31,
	2017	2016
Self-insured liabilities—Current portion	$36,337	$30,811
Third Party Settlements Payable	30,431	28,137
Accrued Property Taxes	8,827	7,091
Accrued Interest	2,216	371
Other	26,273	11,843

	$104,084	$78,253

11. Self-Insured Liabilities

The liabilities for professional, general, workers’ compensation, and occupational injury liability risks are based on actuarially determined estimates. Liabilities for professional, general, workers’ compensation, and occupational injury liability risks represent the estimated ultimate cost of all reported and unreported losses incurred through the respective balance sheet dates. The Company provides an accrual for actuarially determined claims reported but not paid and estimates of claims incurred but not reported.

Professional and General Liability

The Company maintains claims-made professional liability insurance coverage and occurrence-based general liability insurance coverage with independent third-party carriers. Excluding the hospitals acquired in the LHP acquisition, throughout 2017 and 2016, these third party policies covered claims totaling up to $90.0 million per occurrence and in the aggregate, subject to a $3.0 million self-insured retention per occurrence. Policies related to the hospitals acquired in the LHP acquisition covered claims totaling up to $15 million per occurrence and $37.5 million in the aggregate, subject to a $1.0 million self-insured retention per occurrence and $6.0 million in the aggregate. These limits and self-insured retention continue to apply to cases with a date of loss prior to August 1, 2017.

At December 31, 2017 and 2016, the Company’s professional and general liability accrual for asserted and unasserted claims was $95.7 million and $87.8 million, respectively, of which $76.0 million and $68.2 million, respectively, were included in self-insured liabilities and $19.7 million and $19.6 million, respectively, were included in other accrued expenses and liabilities in the consolidated balance sheets. The total costs for professional and general liability insurance are based on the Company’s premiums and retention costs and were $22.2 million, $24.1 million, $4.6 million and $15.8 million in 2017, 2016 and for the period August 4, 2015 to December 31, 2015 (Successor) and the period January 1, 2015 to August 3, 2015 (Predecessor), respectively.

Workers Compensation and Occupational Injury Liability

Excluding Oklahoma, Texas and the hospitals acquired in the LHP acquisition, the Company maintains workers’ compensation liability insurance with statutory limits and employer liability policy limits of $1.0 million for each occurrence from an unrelated commercial insurance carrier subject to a $250,000 deductible per occurrence.

In Oklahoma, the Company is self-insured for workers’ compensation risks, but the Company purchases excess coverage from a third-party commercial insurance carrier that provides statutory limits and employer liability policy limits of $1.0 million in excess of $500,000 per occurrence.

The Company is a “non-subscriber” to workers’ compensation insurance in the state of Texas, which offers an occupational injury benefit program for work-related illnesses and injuries. The Company purchases excess coverage for the occupational injury benefit program from an independent third-party carrier for claims up to $25.0 million per occurrence or $5.0 million per person, subject to a $250,000 deductible per occurrence.

For the hospitals acquired in the LHP acquisition, the Company maintains workers’ compensation insurance from a third-party commercial insurance carrier with statutory limits and employer liability policy limits of $1.0 million for each occurrence, subject to a $500,000 deductible per occurrence. In addition, one hospital part of the LHP acquisition located in Texas purchased excess coverage for the occupational injury benefit program from a third-party carrier for claims up to $25.0 million in the aggregate or $5.0 million total indemnity limit per occurrence, subject to a $500,000 deductible per occurrence.

At December 31, 2017 and 2016, the Company’s workers’ compensation liability accrual for asserted and unasserted claims was $18.5 million and $14.4 million, respectively, of which $13.2 million and $10.4 million, respectively, were included in self-insured liabilities and $5.3 million and $4.0 million, respectively, were included in other accrued expenses and liabilities for both years in the consolidated balance sheets. The total costs for workers’ compensation liability insurance are based on the Company’s premiums and retention costs and were $5.2 million and $5.4 million 2017 and 2016, respectively. For the period August 4, 2015 to December 31, 2015 (Successor), the Company recorded income of $0.7 million related to workers’ compensation liability insurance after a change in estimate related to prior claims. For the period January 1, 2015 to August 3, 2015 (Predecessor), the Company recorded costs related to workers’ compensation liability insurance of $4.6 million. At December 31, 2017 and 2016, the Company’s occupational injury liability accrual for asserted and unasserted claims was $509,000 and $880,000, respectively, of which $300,000 and $557,000, respectively, was included in self-insured liabilities in the consolidated balance sheets.

The Company prepays certain of its premiums related to its professional, general and occupational injury liability risks. These prepayments are financed in part through third-party finance companies. Such prepayments were $3.3 million at December 31, 2017 and 2016, and were included in prepaid expenses in the consolidated balance sheets.

12. Employee Benefit Plans

Unit Incentive Plan

Prior to August 4, 2015, the Company maintained an option and restricted unit purchase plan (the Incentive Plan) to provide a performance incentive and to encourage unit ownership by officers, directors, consultants, and advisors of the Company, and to align the interest of such individuals with those of the Company and its members.

Option unit activity during the periods indicated is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2014	8,925,332	$4.19
Granted	107,500	7.43
Exercised	(9,020,832)	4.62
Cancelled	(12,000)	4.29

Balance at August 4, 2015	—

On August 4, 2015, 9.0 million outstanding options were vested and exercised due to a change of control due to the Transaction. There are no remaining options for the Company after this date. The Company incurred $761,000 of unit based compensation expense related to the acceleration of option vesting and this amount is included in salaries and benefits for the period January 1, 2015 to August 3, 2015 (Predecessor).

Defined Contribution Plan

The Company maintains defined contribution retirement plans that cover its eligible employees. The Company incurred total costs related to the retirement plans of $20.4 million and $15.9 million for the years ended December 31, 2017 and 2016, respectively. The Company incurred total costs related to the retirement plans of $6.1 million for the period August 4, 2015 to December 31, 2015 (Successor) and $9.2 million for the period January 1, 2015 to August 3, 2015 (Predecessor).

Employee Health Plan

The Company maintains a self-insured medical and dental plan for substantially all employees. Amounts are accrued under the Company’s medical and dental plan as the claims that give rise to them occur and the Company includes a provision for incurred but not reported claims. Incurred but not reported claims are estimated based on an average lag time and experience. Accruals are based on the estimated ultimate cost of settlement, including claim settlement expenses. The total costs of employee health coverage were $94.2 million and $74.0 million for the years ended December 31, 2017 and 2016, respectively. The total costs of employee health coverage were $28.6 million for the period August 4, 2015 to December 31, 2015 (Successor) and $36.4 million for the period January 1, 2015 to August 3, 2015 (Predecessor). At December 31, 2017 and 2016, the Company had a liability of $16.3 million and $11.5 million, respectively, for this plan.

13. Commitments and Contingencies

Net Patient Service Revenue

The Medicare and Medicaid regulations and various managed care contracts, under which the discounts from the Company’s standard charges must be calculated, are complex and are subject to interpretation and adjustment. The Company estimates contractual discounts on a payer-specific basis based on its interpretation of the applicable regulations or contract terms. However, the necessity of the services authorized and provided, and resulting reimbursements are often subject to interpretation. These interpretations may result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating continual review and assessment of the estimation process by management.

The final determination of amounts earned under Medicare and Medicaid programs often does not occur until fiscal years subsequent to submission of claims due to audits by the administering agency, rights of appeal and the application of numerous technical provisions. Differences between original estimates and subsequent revisions, including final settlements, are included in the results of operations of the period in which the revisions are made.

Litigation and Regulatory Matters

From time to time, claims and suits arise in the ordinary course of the Company’s business. In certain of these actions, plaintiffs request punitive or other damages against the Company that may not be covered by insurance. The Company does not believe that it is a party to any proceeding that, in management’s opinion, would have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Acquisitions

The Company has acquired and plans to continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations, such as billing and reimbursement, fraud and abuse and anti-kickback laws. The Company has from time to time identified certain past practices of acquired companies that do not conform to its standards. Although the Company institutes policies designed to conform such practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for the past activities of these acquired facilities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Employment Agreements

Certain members of the Company’s management have entered into employment agreements with the Company. The agreements provide for minimum salary levels, participation in bonus plans and amounts payable in connection with severance of employment from the Company.

Operating Leases

The Company leases various buildings, office space and equipment under cancelable and noncancelable operating leases. Some of these leases contain renewal options at market rates at the end of the lease term. At December 31, 2017, the future minimum lease commitments under noncancelable leases (with initial or remaining lease terms in excess of one year) are as follows (in thousands):

2018	$148,568
2019	144,844
2020	142,790
2021	141,887
2022	140,503
Thereafter	2,650,096

Total rental payments	$3,368,688

Total rent expense was $174.6 million and $140.8 million for the years ended December 31, 2017 and 2016, respectively. Total rent expense was $47.3 million for the period August 4, 2015 to December 31, 2015 (Successor), and $25.6 million for the period January 1, 2015 to August 3, 2015 (Predecessor).

Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expenses on a straight-line basis over the term of the lease, which includes any rent holiday period, and records the difference between the amounts changed to operations and amount paid as rent as a deferred rent liability.

14. Subsequent Events

Effective March 1, 2018, the Company acquired substantially all of the assets and operations of East Texas Medical Center Regional Healthcare System (“ETMC”) in Tyler, Texas for $346.7 million, net of cash acquired and including a net working capital settlement. The purchase price was financed with a $300.0 million unsecured term loan and $100.0 million of equity contributions. Concurrent with the transaction, the Company entered into an Agreement with the University of Texas Health Science Center at Tyler to form a joint operating company to manage both the newly acquired ETMC operations and the UT Health Northeast clinical operations located in Tyler. The new 10-hospital combined regional health system is branded as UT Health East Texas. The Company has estimated the fair value of ETMC’s assets acquired and liabilities assumed. The purchase price allocation for the ETMC Acquisition is preliminary as the Company has not completed the detailed valuation studies necessary to derive the required estimates of the fair value of ETMC’s assets acquired and liabilities assumed and the related allocations of purchase price.

The aggregate net purchase price of the ETMC acquisition allocated to assets and liabilities based on their preliminary estimated fair values is as follows (in thousands):

September 30, 2018
Net assets acquired:
Net patient receivables	$75,196
Inventories	11,996
Prepaid expenses and other current assets	18,468
Property and equipment	296,958
Other assets	1,283
Accounts payable	(17,693)
Other current liabilities	(39,478)

Net assets acquired, net of cash acquired	$346,730
Cash and cash equivalents	24,716

Net assets acquired	$371,446

Pro Forma Information — Unaudited

The following table provides certain pro forma information for the Company as if the ETMC acquisition had occurred at the beginning of the year ended December 31, 2017.

Year Ended December 31,
2017
Total net revenue	$3,717,404

Loss before income taxes	$(72,456)

On June 28, 2018, the Company completed a transaction to refinance its then existing debt (the “Refinancing”). The Refinancing included $1.05 billion of new senior secured credit facilities and the issuance, by the Company and certain of its subsidiaries, of $475.0 million aggregate principal amount of 9.75% senior notes due 2026 (the “Senior Notes”). Proceeds from the Refinancing were used to refinance amounts outstanding under its then existing credit facilities, pay fees and expenses associated with the Refinancing and provide working capital and funds for other general corporate purposes.

On October 10, 2018, Bay Medical Center Sacred Heart, the Company’s hospital in Panama City, Florida was impacted by Hurricane Michael and incurred substantial roof, structural and water damage as a result of the event. Bay Medical Center Sacred Heart is a 323-bed hospital that is 80% owned by the Company through a joint venture. For the year ended December 31, 2017, Bay Medical Center Sacred Heart comprised approximately 6.6% of the Company’s total net revenue. The Company maintains property and business interruption insurance coverage on Bay Medical Center Sacred Heart and is working with the insurance carrier to determine the full extent of damages. On November 27, 2018, the Company entered into a letter of intent with Ascension Sacred Heart Health System (“Ascension”) to sell its interest in Bay Medical Center Sacred Heart, including physician clinic operations in Panama City and Bay County, Florida, to Ascension.

Ardent Health Partners, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$60,992	$71,960
Accounts receivable	534,576	453,848
Inventories	96,706	84,164
Prepaid expenses	97,817	59,621
Other current assets	79,743	66,824

Total current assets	869,834	736,417
Property and equipment, net	864,211	591,568
Goodwill	817,618	818,188
Other intangible assets, net	77,966	78,256
Deferred income taxes	115,041	87,259
Other assets	66,200	62,833

Total assets	$2,810,870	$2,374,521

Liabilities and members’ equity
Current liabilities:
Current installments of long-term debt	$9,717	$9,381
Current installments of long-term debt, related party	—	7,500
Accounts payable	206,947	226,483
Accrued salaries and benefits	197,852	159,898
Other accrued expenses and liabilities	146,673	104,084

Total current liabilities	561,189	507,346

Long-term debt, less current installments	1,070,553	230,903
Long-term debt, less current installments, related party	197,342	704,906
Self-insured liabilities	141,511	125,744
Other long-term liabilities	47,522	45,346

Total liabilities	2,018,117	1,614,245

Redeemable noncontrolling interests	10,897	8,564

Members’ equity:
Common units	502,569	401,858
Accumulated other comprehensive income	1,452	—
Retained deficit	(94,676)	(24,136)

Members’ equity attributable to Ardent Health Partners, LLC	409,345	377,722
Noncontrolling interests	372,511	373,990

Total members’ equity	781,856	751,712

Total liabilities and members’ equity	$2,810,870	$2,374,521

See accompanying notes

Ardent Health Partners, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited in thousands)

	Nine Months Ended September 30,
	2018	2017
Revenues:
Patient service revenue		$2,287,918
Provision for doubtful accounts		(165,644)

Net patient service revenue		2,122,274
Other revenue		30,031

Total net revenue	$3,069,076	2,152,305

Expenses:
Salaries and benefits	1,466,656	1,004,751
Professional fees	426,992	281,245
Supplies	584,654	416,541
Rents and leases	58,229	45,751
Rents and leases, related party	85,701	82,607
Other operating expenses	250,772	166,594
Interest expense, net	46,195	13,252
Interest expense, related party, net	38,577	35,847
Depreciation and amortization	109,891	76,848
Loss on debt extinguishment	47,697	—
Other non-operating (gains) losses	(156)	(824)

Total operating expenses	3,115,208	2,122,612

Income (loss) before income taxes	(46,132)	29,693
Income tax expense (benefit)	(7,191)	3,217

Net income (loss)	(38,941)	26,476
Net income attributable to noncontrolling interests	31,599	25,955

Net income (loss) attributable to Ardent Health Partners, LLC	$(70,540)	$521

See accompanying notes

Ardent Health Partners, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited in thousands)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$(38,941)	$26,476
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	109,891	76,848
Loss on divestitures	(129)	(363)
Loss on extinguishment of debt and other debt financing costs	48,486	—
Amortization of deferred financing costs and debt discounts	5,335	4,419
Deferred income taxes	(27,192)	1,425
Unit-based compensation	3,203	1,973
Income in non-consolidated affiliates	(2,288)	(138)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
Accounts receivable	(12,276)	(14,770)
Inventories	686	(1,920)
Prepaid expenses and other current assets	(28,988)	(11,540)
Accounts payable and other accrued expenses and liabilities	(10,078)	8,307
Accrued salaries and benefits	15,583	6,453

Net cash provided by operating activities	63,292	97,170

Cash flows from investing activities:
Investment in acquisitions, net of cash acquired	(346,762)	(856,361)
Purchases of property and equipment	(91,942)	(91,694)
Proceeds from sale of property and equipment, related party	13,616	13,034
Proceeds from divestitures, net of selling costs	—	6,174
Change in other assets and liabilities	4,693	(6,072)

Net cash used in investing activities	(420,395)	(934,919)

Cash flows from financing activities:
Proceeds from revolving line of credit	155,000	10,000
Proceeds from revolving line of credit, related party	—	43,000
Proceeds from insurance financing arrangements	7,483	8,670
Proceeds from long-term debt	1,400,000	—
Proceeds from long-term debt, related party	200,000	700,000
Payments of revolving line of credit	(125,000)	(10,000)
Payments of revolving line of credit, related party	(28,000)	(20,000)
Payments of principal on insurance financing arrangements	(4,703)	(8,231)
Payments of principal on long-term debt	(543,440)	(8,877)
Payments of principal on long-term debt, related party	(700,000)	—
Debt issuance costs	(81,967)	(18,527)
Distributions to noncontrolling interests	(36,908)	(26,456)
Issuance of equity attributable to noncontrolling interests	5,258	7,886
Issuance of common units	97,508	143,939
Other	904	—

Net cash provided by financing activities	346,135	821,404

Net decrease in cash and cash equivalents	(10,968)	(16,345)
Cash and cash equivalents at beginning of period	71,960	92,611

Cash and cash equivalents at end of period	$60,992	$76,266

See accompanying notes

Ardent Health Partners, LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited in thousands)

	Nine Months Ended September 30,
	2018	2017
Net income (loss)	$(38,941)	$26,476
Other comprehensive income
Change in fair value of interest rate swap	1,965	—

Other comprehensive income before income taxes	1,965	—
Change in income tax expense	513	—

Other comprehensive income, net of income taxes	1,452	—

Comprehensive income (loss)	(37,489)	26,476
Net income attributable to noncontrolling interests	31,599	25,955

Comprehensive income (loss) attributable to Ardent Health Partners, LLC	$(69,088)	$521

See accompanying notes

Ardent Health Partners, LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBERS EQUITY

For the Nine Months Ended September 30, 2018

(Unaudited in thousands, except for unit amounts)

	Members’ Equity Attributable to Ardent Health Partners, LLC
	Common Units		Accumulated Other Comprehensive Income	Retained Earnings Deficit	Members’ Equity Attributable to Noncontrolling Interests	Total Members’ Equity
	Units	Amount
Balance at December 31, 2017	385,535,498	$401,858	$—	$(24,136)	$373,990	$751,712
Net loss attributable to Ardent Health Partners, LLC	—	—	—	(70,540)	—	(70,540)
Net income attributable to noncontrolling interests	—	—	—	—	31,267	31,267
Other comprehensive income	—	—	1,452	—	—	1,452
Issuance of common units	81,256,480	97,508	—	—	—	97,508
Issuance of equity attributable to noncontrolling interests	—	—	—	—	5,258	5,258
Repurchase of noncontrolling interests	—	—	—	—	(1,096)	(1,096)
Distributions to noncontrolling interests	—	—	—	—	(36,908)	(36,908)
Vesting of Class C Units	5,044,480	3,203	—	—	—	3,203

Balance at September 30, 2018	471,836,458	$502,569	$1,452	$(94,676)	$372,511	$781,856

See accompanying notes

Ardent Health Partners, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2018

Unaudited

Note 1. Organization, Basis of Presentation and Recently Issued Accounting Standards

Organization

Ardent Health Partners, LLC is a holding company whose affiliates operate acute care hospitals, other health care facilities, and employ physicians. The terms “Ardent” and the “Company,” as used in these financial statements, refer to Ardent Health Partners, LLC and its affiliates unless stated otherwise or indicated by context. The term “affiliates” includes direct and indirect subsidiaries of Ardent and partnerships and joint ventures in which such subsidiaries are partners. At September 30, 2018, the Company’s subsidiaries operated 31 acute care hospitals, including two rehabilitation hospitals, two surgical hospitals and one managed hospital.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, and disclosures considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018.

Additionally, the financial statements include the consolidated financial position and consolidated results of operations of the Company and its affiliates, which are controlled by the Company through the Company’s direct or indirect ownership of a majority interest and rights granted to the Company through certain variable interests. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated financial statements and notes. Actual results could differ from those estimates.

General and Administrative Costs

The majority of the Company’s expenses are “cost of revenue” items. Costs that could be classified as general and administrative by the Company would include its corporate office costs, which were $45.9 million and $30.7 million for the nine months ended September 30, 2018 and 2017, respectively.

Segment Reporting

The Company provides healthcare services primarily through its ownership and operation of hospitals, certain of which provide related healthcare services through physician practices, outpatient centers, and post-acute facilities. The Company’s chief operating decision maker views its operations and manages the business on a consolidated basis and, therefore, the Company has one operating segment, healthcare services, for segment reporting purposes in accordance with Accounting Standards Codification (“ASC”) 280-10, Segment Reporting.

Adoption of Recently Issued Accounting Standards

Effective January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (“ASC 606”), which supersedes most existing revenue recognition guidance, including industry-

specific healthcare guidance. ASC 606 provides for a single comprehensive model for recognizing revenue as performance obligations, defined in a contract with a customer as goods or services transferred to the customer in exchange for consideration, are satisfied.

The standard also requires expanded disclosures regarding the Company’s revenue recognition policies and significant judgements employed in the determination of revenue. The Company applied the modified retrospective approach to all contracts when adopting ASC 606. As a result, at the adoption of ASC 606 the majority of what was previously classified as the provision for doubtful accounts in the statement of operations is now reflected as implicit price concessions (as defined in ASC 606) and therefore included as a reduction to total net revenue in 2018. For periods prior to the adoption of ASC 606, the provision for doubtful accounts has been presented consistent with the previous revenue recognition standards that required it to be presented separately as a component of total net revenue.

Other than these changes in presentation on the condensed consolidated statement of operations and condensed consolidated balance sheet, the adoption of ASC 606 did not have a material impact on the consolidated results of operations for the nine months ended September 30, 2018, and the Company does not expect it to have a material impact on its consolidated results of operations for the remainder of 2018 and on a prospective basis. As part of the adoption of ASC 606, the Company elected three of the available practical expedients provided for in the standard. First, the Company applied the new revenue standard to a portfolio of contracts with similar characteristics. Second, the Company did not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. These unsatisfied or partially unsatisfied performance obligations are primarily related to inpatient services at the end of the reporting period and are part of contracts that have an original duration of one year or less. Third, the Company did not adjust the transaction price for any financing components as the period of time between the service being provided and the time that the patient pays for service is typically one year or less. The Company’s revenue recognition and accounts receivable policies are more fully described in Note 2.

In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). ASU 2017-12 amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements and simplifies the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company early adopted ASU 2017-12 effective September 1, 2018. The adoption of the standard had no impact on the Company’s consolidated financial position or results of operations.

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-2 Leases (“ASU 2016-2”). ASU 2016-2 requires the rights and obligations arising from lease contracts, including existing and new arrangements, to be recognized as assets and liabilities on the balance sheet. ASU 2016-2 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Company anticipates that the adoption of ASU 2016-2 will result in an increase in both total assets and total liabilities reflected in the Company’s balance sheets. The Company is still evaluating the impact that the adoption of this standard will have on its policies, procedures, financial disclosures, and control framework.

Variable Interest Entities

Accounting principles generally accepted in the United States of America (“GAAP”) requires variable interest entities (“VIEs”) to be consolidated if an entity’s interest in the VIE is a controlling financial interest in accordance with ASC 810, Consolidation. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance and (ii) the obligations to absorb the losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE.

The Company performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE cause the Company’s consolidation conclusion to change. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively.

The Company, through its wholly owned subsidiaries, owns majority interests in limited liability companies (“LLCs”), with each LLC owning and operating one or more hospitals. The minority interest is typically owned by a not-for-profit medical system, university, academic medical center or foundation or combination thereof (individually or collectively referred to as minority member). The employees of the LLC and the related hospital(s) are employees of the Company and the Company manages the day-to-day operations of the LLC and the hospital(s) pursuant to a management services agreement (“MSA”).

The LLCs are variable interest entities due to their structure as limited liability companies and the control that resides with the Company through the MSA. The Company consolidates each of these LLCs as it is considered the primary beneficiary due to the MSA proving the Company the right to direct the day-to-day operating and capital activities of the LLC and the respective hospital(s) that most significantly impact the LLC’s economic performance. Additionally, the Company would absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, as a result of its majority ownership, contractual or other financial interests in the entity. The management agreements are subject to termination only by mutual agreement of the Company and minority member, except in the case of gross negligence, fraud or bankruptcy of the Company in which the minority member can force termination of the MSA.

The substantive governance rights of the minority members are restricted to those that protect their financial interests and do not preclude consolidation of the LLCs. The substantive rights of minority members are generally limited to the right to approve the issuance of new ownership interests or call for additional cash contributions, and those that protect their financial interests, including the right to approve the acquisition or divestiture of significant assets or the incurrence of debt in excess of levels not expected to be incurred in the normal course of business.

As of September 30, 2018, nine of the Company’s hospitals are owned and operated through LLCs that have been determined to be VIEs and are consolidated by the Company. As the structure and nature of business are very similar for each of the LLCs, they are discussed and presented herein on a combined basis. The total assets (excluding goodwill and intangible assets, net) of the consolidated VIEs and the associated hospitals, which are included in the accompanying consolidated balance sheets, as of September 30, 2018 and December 31, 2017, were $1.26 billion and $1.28 billion, respectively, and the total liabilities of the consolidated VIEs were $350.4 million and $358.8 million, respectively. There are no assets of the VIEs that are restricted as to use as of September 30, 2018.

Note 2. Revenue Recognition and Accounts Receivable

Overview

The Company’s revenues generally relate to contracts with patients in which its performance obligations are to provide health care services to the patients. Revenues are recorded during the period the Company’s obligations to provide health care services are satisfied. Revenue for performance obligations satisfied over time is recognized based on charges incurred in relation to total expected charges. The Company’s performance obligations for inpatient services are generally satisfied over periods that average approximately five days. The Company’s performance obligations for outpatient services are generally satisfied over a period of less than one day. The contractual relationships with patients, in most cases, also involve a third-party payer (Medicare, Medicaid, and managed care health plans) and the transaction prices for the services provided are dependent upon the terms provided by (Medicare and Medicaid) or negotiated with (managed care health plans) the third-party payers. The payment arrangements with third-party payers for the services provided to the related patients typically specify payments at amounts less than the Company’s standard charges.

The Company’s revenues are based upon the estimated amounts we expect to be entitled to receive from patients and third-party payers. Estimates of contractual allowances under managed care insurance plans are based upon the payment terms specified in the related contractual agreements. Revenues related to uninsured patients and uninsured copayment and deductible amounts for patients who have health care coverage may have discounts applied (uninsured discounts and contractual discounts). The Company also records estimated implicit price concessions (based primarily on historical collection experience) related to uninsured accounts to record self-pay revenues at the estimated amounts expected to be collected. At December 31, 2017, estimated implicit price concessions of $213.8 million had been recorded as reductions to the Company’s accounts receivable balances to enable the Company to record accounts receivable at the estimated amounts the Company expects to collect.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility recorded estimates will change by a material amount. Estimated reimbursement amounts are adjusted in subsequent periods as cost reports are prepared and filed and as final settlements are determined (in relation to certain government programs, primarily Medicare, this is generally referred to as the “cost report” filing and settlement process).

Subsequent adjustments that are determined to be the result of an adverse change in the patient’s or the payer’s ability to pay are recognized as bad debt expense. With the adoption of ASC 606, bad debt expense is included under the caption “Other operating expenses” in the accompanying condensed consolidated statements of operations, instead of separately as a deduction to arrive at revenue. Bad debt expense for the nine months ended September 30, 2018 was not material for the Company.

Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from the Centers for Medicare & Medicaid Services and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Under these supplemental programs, the Company recognizes revenue and related expenses in the period in which amounts are estimable and collection is reasonably assured. Reimbursement under these programs is reflected in total net revenue. Taxes or other program-related costs are reflected in other operating expenses.

The Company’s total net revenue during the nine months ended September 30, 2018 and 2017 has been presented in the table based on an allocation of the estimated transaction price between the patient and the primary patient classification of insurance coverage (in thousands):

	Nine Months Ended September 30,
	2018		2017
	Amount	% of Total Net Revenue	Amount	% of Total Net Revenue
Medicare	$1,140,784	37.2%	$792,941	36.8%
Medicaid	324,553	10.6%	218,838	10.2%
Other managed care	1,363,277	44.4%	1,006,051	46.7%
Other	137,805	4.4%	93,408	4.3%
Self-pay	44,355	1.5%	11,036	0.6%

Net patient service revenue	3,010,774	98.1%	2,122,274	98.6%
Other revenue	58,302	1.9%	30,031	1.4%

Total net revenue	$3,069,076	100.0%	$2,152,305	100.0%

Charity Care

The Company provides care without charge to certain patients that qualify under the local charity care policy of each of its hospitals. The Company estimates that its costs of care provided under its charity care programs approximated $31.5 million and $19.8 million for the nine months ended September 30, 2018 and 2017, respectively. The Company does not report a charity care patient’s charges in revenues as it is the Company’s policy not to pursue collection of amounts related to these patients, and therefore contracts with these patients do not exist.

The Company’s management estimates its costs of care provided under its charity care programs utilizing a calculated ratio of costs to gross charges multiplied by the Company’s gross charity care charges provided. The Company’s gross charity care charges include only services provided to patients who are unable to pay and qualify under the Company’s local charity care policies. To the extent the Company receives reimbursement through the various governmental assistance programs in which it participates to subsidize its care of indigent patients, the Company does not include these patients’ charges in its cost of care provided under its charity care program.

Patient Accounts Receivable

Patient accounts receivable are recorded at net realizable value based on certain assumptions determined by each payer. For third-party payers including Medicare, Medicaid, and managed care, the net realizable value is based on the estimated contractual reimbursement percentage, which is based on current contract prices or historical paid claims data by payer. For self-pay accounts receivable, which includes patients who are uninsured and the patient responsibility portion for patients with insurance, the net realizable value is determined using estimates of historical collection experience without regard to aging category. These estimates are adjusted for estimated conversions of patient responsibility portions, expected recoveries and any anticipated changes in trends.

Patient accounts receivable can be impacted by the effectiveness of the Company’s collection efforts. Additionally, significant changes in payer mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage could affect the net realizable value of accounts receivable. The Company also continually reviews the net realizable value of accounts receivable by monitoring historical cash collections as a percentage of trailing net operating revenues, as well as by analyzing current period net revenue and admissions by payer classification, aged accounts receivable by payer, days revenue outstanding, the composition of self-pay receivables between pure self-pay patients and the patient responsibility portion of third-party insured receivables and the impact of recent acquisitions and dispositions.

Texas Waiver Program

Certain of the Company’s acute care hospitals currently receive supplemental Medicaid reimbursement, including reimbursement from programs for participating private hospitals that enter into indigent care affiliation agreements with public hospitals or county governments in the state of Texas. Texas currently operates its Healthcare Transformation and Quality Improvement Program pursuant to a Medicaid waiver, the Texas Waiver Program (the “Program”).

As currently structured, the Program includes two primary components: an uncompensated care component, or UC component, and a Delivery System Reform Incentive Payment, or DSRIP component, both of which are funded and disbursed on an annual basis. The UC component is designed to assist hospitals and other providers by providing supplemental payments for costs of unreimbursed care to the uninsured and to Medicaid patients. Initiatives under the DSRIP program are designed to provide incentive payments to hospitals and other providers for their investments in delivery system reforms and achievement of related metrics that increase access to healthcare, improve the quality of care and enhance the health of patients and families they serve. The DSRIP component payments have been immaterial to the Company’s historical operations.

The UC component reimbursement recognized as net revenue by the Company is based on costs incurred by the Company’s participating hospitals in satisfying their performance obligation of providing unreimbursed care to the uninsured and to Medicaid patients on an annual basis. Reimbursement received is subject to subsequent adjustment under the Program based on actual costs incurred of providing unreimbursed care as subsequently reported on the respective annual cost report thereby creating an element of variable consideration within the transaction price. The Company accrues for the estimated transaction price, including variable consideration, to be received for the UC component in the period in which the Company satisfies their performance obligation of providing the associated unreimbursed care as the provision of such services entitles the Company to the funds and collectability is reasonably assured based on the approved funding of the Program and the Company’s historical experience in the Program. The Company monitors related communications from the State of Texas and CMS and would adjust its revenue recognition if uncertainty were to exist about entitlement or collectability, such as due to disruption in state and federal funding.

Payments under both the UC and DSRIP components are received semi-annually during a funding year. Differences between original estimates and subsequent revisions to the payments, including final settlements, represent changes in the estimate of variable consideration and are recognized in the period in which the revisions are made. Subsequent adjustments to the payments received and to the Company’s related estimates have historically been insignificant.

Total net revenue recognized by the Company related to the Program have been almost entirely related to the UC component of the Program and were $51.0 million and $15.0 million for the nine months ended September 30, 2018 and 2017, respectively.

Note 3. Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides a single definition of fair value, establishes a framework for measuring fair value, and expands disclosures concerning fair value measurements. The Company applies these provisions to the valuation and disclosure of certain financial instruments. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: (i) Level 1, which is defined as quoted prices in active markets that can be accessed at the measurement date; (ii) Level 2, which is defined as inputs other than quoted prices in active markets that are observable, either directly or indirectly; and (iii) Level 3, which is defined as unobservable inputs resulting from the existence of little or no market data, therefore potentially requiring an entity to develop its own assumptions.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, salaries and benefits payable, accrued interest, medical claims payable, and other accrued expenses and current liabilities are reflected in the accompanying consolidated financial statements at amounts that approximate fair value because of the short-term nature of these instruments. The fair value of the Company’s capital leases also approximate their carrying value as they bear interest at current market rates.

The Company has entered into interest rate swap agreements to manage its exposure to fluctuations in interest rates. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Company has determined the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. The fair value of the Company’s interest rate swaps was $2.0 million as of September 30, 2018.

The carrying amounts and fair values of the Company’s senior secured term loan facility and its 9.75% senior notes due 2026 (the “9.75% Senior Notes”) as of September 30, 2018 and December 31, 2017, were as follows (in thousands):

	Carrying Amount		Fair Value
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Senior Secured Term Loan Facility	$815,358	$—	$826,569	$—
9.75% Senior Notes	$468,687	$—	$490,736	$—

The estimated fair value of the Company’s Senior Secured Term Loan Facility and the 9.75% Senior Notes were based upon quoted market prices at that date and are categorized as Level 2 within the fair value hierarchy.

Note 4. Non-controlling Interests

In accordance with ASC 810, Consolidation, non-controlling interests are considered to be equity holders in the consolidated company, pursuant to which non-controlling interests are classified as part of equity, unless the non-controlling interests are redeemable. Due to redemptive features associated with the non-controlling interests for the University of Kansas Health System — St. Francis Campus, this balance is classified outside the permanent equity section of the Company’s consolidated balance sheets.

The components of redeemable non-controlling interests are as follows (in thousands):

Redeemable non-controlling interests at December 31, 2017	$8,564
Capital contribution by non-controlling interest	2,000
Net income attributable to redeemable non-controlling interests	333

Redeemable non-controlling interests at September 30, 2018	$10,897

The financial statements include the financial position and results of operations of hospital and healthcare operations in which the Company owned less than 100% but maintained a controlling interest during the presented periods.

A summary of entities with noncontrolling interests is as follows (in thousands):

	September 30,	December 31,
	2018	2017
Total assets	$1,255,476	$1,277,099
Total liabilities	350,448	358,820

Income from continuing operations before income taxes related to these entities was $112.3 million and $80.5 million for the nine months ended September 30, 2018 and 2017, respectively. Income or losses attributable to the noncontrolling interests are presented separately on the accompanying condensed consolidated statement of operations.

Note 5. Goodwill and Intangible Assets

Goodwill

The Company accounts for its acquisitions in accordance with ASC 805-10, Business Combinations, using the acquisition method of accounting. Goodwill represents the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. In accordance with ASC 350-10, Intangibles — Goodwill and Other, goodwill and intangible assets with indefinite lives are reviewed by the Company at least annually for impairment. For the purposes of this analysis, the Company’s estimates of fair value are based on a combination of the income approach, which estimates the fair value of the Company based on its future discounted cash flows, and the market approach, which estimates the fair value of the Company based on comparable market prices. The Company performed its most recent annual impairment test as of October 1, 2017 and did not incur an impairment charge.

The following table summarizes the changes in the carrying amount of goodwill (in thousands):

	Gross	Accumulated Impairment	Net
Balance at December 31, 2017	$818,188	$—	$818,188
Goodwill acquisition adjustment	(570)	—	(570)

Balance at September 30, 2018	$817,618	$—	$817,618

Other Intangible Assets

Other intangible assets are as follows (in thousands):

	September 30, 2018			December 31, 2017
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Non-compete	$3,734	$(1,848)	$1,886	$3,734	$(1,558)	$2,176
Unamortized intangible assets:
Trade name	76,080	—	76,080	76,080	—	76,080

	$79,814	$(1,848)	$77,966	$79,814	$(1,558)	$78,256

Note 6. Acquisitions and Dispositions

Acquisitions

Acquisitions are accounted for using the acquisition method of accounting prescribed by ASC 805, Business Combinations, and the results of operations are included in the condensed consolidated statements of operations from the respective dates of acquisition. The purchase price of these transactions are allocated to the assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition and can be subject to change up to 12 months subsequent to the acquisition date due to settling amounts related to purchased working capital and final determination of fair value estimates. All goodwill resulting from the Company’s acquisitions is deductible for federal income tax purposes.

Effective March 1, 2018, the Company acquired substantially all of the assets and operations of East Texas Medical Center Regional Healthcare System (“ETMC”) in Tyler, Texas for $346.7 million, net of cash acquired and including a net working capital settlement of $16.8 million paid during the nine months ended September 30, 2018. The purchase price was financed with a $300.0 million unsecured term loan and $100.0 million of equity contributions. Concurrent with the transaction, the Company entered into an Agreement with the University of Texas Health Science Center at Tyler to form a joint operating company to manage both the newly acquired ETMC operations and the UT Health Northeast clinical operations located in Tyler. The new 10-hospital combined regional health system is branded as UT Health East Texas.    The Company has estimated the fair value of ETMC’s assets acquired and liabilities assumed. The purchase price allocation for the ETMC Acquisition is preliminary as the Company has not completed the detailed valuation studies necessary to derive the required estimates of the fair value of ETMC’s assets acquired and liabilities assumed and the related allocations of purchase price.

The aggregate net purchase price of the ETMC acquisition allocated to assets and liabilities based on their preliminary estimated fair values as follows (in thousands):

September 30, 2018
Net assets acquired:
Net patient receivables	$75,196
Inventories	11,996
Prepaid expenses and other current assets	18,468
Property and equipment	296,958
Other assets	1,283
Accounts payable	(17,693)
Other current liabilities	(39,478)

Net assets acquired, net of cash acquired	$346,730
Cash and cash equivalents	24,716

Net assets acquired	$371,446

ETMC’s net revenue and loss before income taxes subsequent to acquisition for the nine months ended September 30, 2018 was $443.1 million and $30.0 million, respectively.

Pro Forma Information — Unaudited

The following table provides certain pro forma information for the Company as if the ETMC acquisition had occurred at the beginning of the nine months ended September 30, 2018 (in thousands).

Nine Months Ended September 30,
2018
Total net revenue	$3,187,478

Loss before income taxes	$(81,031)

Effective November 1, 2017 the Company acquired 75% controlling interest in St. Francis Health, which includes a 378-bed hospital and 12 clinic locations, for $3.6 million related to acquired working capital. There was no goodwill associated with this purchase. The purchase price was paid in cash. The Company entered into this joint venture with the University of Kansas Health System. Based on the Company’s economic interest and rights under the joint venture’s management agreement, the Company has control of the joint venture’s operations and as a result, it is consolidated into the Company’s financial statements. St. Francis Health’s total net revenue and income before income taxes included in the consolidated statement of operations for the nine months ended September 30, 2018 were $170.1 million and $1.0 million, respectively.

Effective March 13, 2017, we acquired LHP Hospital Group, Inc. (“LHP”) for $860.5 million, net of a working capital settlement of $8.5 million that was finalized in the first quarter of 2018. LHP operates five acute care hospitals with its joint venture partners, which include leading not-for-profit and academic medical centers. LHP’s results of operations have been included in our historical financial statements since March 13, 2017. During the year ended December 31, 2017, the accounting for the acquisition was completed with no adjustments since December 31, 2017.

Note 7. Long-Term Debt and Financing Matters

On June 28, 2018, the Company completed a transaction to refinance its then existing debt (the “Refinancing”). The Refinancing included $1.050 billion of new senior secured credit facilities and the issuance by the Company and certain of its subsidiaries, of $475.0 million aggregate principal amount of 9.75% senior notes due 2026 (the “Senior Notes”). Proceeds from the Refinancing were used to refinance amounts outstanding under the Company’s then existing credit facilities, pay fees and expenses associated with the Refinancing and provide working capital and funds for other general corporate purposes.

Long-term debt consist of the following (in thousands):

	September 30, 2018	December 31, 2017
Senior secured term loan facility	$815,358	$237,987
Senior Notes (includes $197.3 million of related party debt)	468,687	—
Revolving bank loan	30,000	—
Ventas Credit Agreement	—	685,667
Ventas Credit Agreement revolving credit facility	—	28,000
Capital leases	1,963	2,022
Other debt	5,306	5,540
Deferred financing costs	(43,702)	(6,526)

Total debt	1,277,612	952,690
Less current maturities	(9,717)	(16,881)

Long-term debt, less current maturities	$1,267,895	$935,809

As of September 30, 2018, the senior secured term loan facility reflects an original issue discount (“OID”) of $7.6 million. The Senior Notes balance reflects an OID of $6.3 million. In connection with the Refinancing, the Company incurred a loss on the extinguishment of debt totaling $47.7 million, which is included in the accompanying unaudited consolidated statement of operations for the nine months ended September 30, 2018. The loss on extinguishment of debt included the write-off of $15.6 million in existing deferred financing costs, $10.8 million in redemption premiums, and $21.3 million in creditor and other costs. Additionally, the Company capitalized $31.3 million in creditor fees and other related costs that are included in deferred financing costs in the table above.

$1.050 Billion Senior Secured Credit Facilities

In connection with the Refinancing, the Company entered into new senior credit agreements (the “2018 Senior Credit Agreements”). The 2018 Senior Credit Agreements provides for senior secured financing of up to $1.050 billion consisting of (1) an $825.0 million senior secured term loan facility with a seven-year maturity (“Term Loan B Facility”) and (2) a $225.0 million senior secured asset based revolving credit facility with a five year maturity (“ABL Facility”). Principal under the senior secured term loan facility is due in consecutive equal quarterly installments of 0.25% of the $825.0 million principal amount outstanding at the closing of the Refinancing, with the remaining balance due upon maturity of the senior secured term loan facility. The senior secured revolving credit facility does not require installment payments.

Borrowings under the senior secured term loan facility bear interest at a rate per annum equal to, at our option, either (i) a base rate (the “base rate”) determined by reference to the highest of (a) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (b) the federal funds effective rate plus 0.50%, and (c) the London interbank offered rate (“LIBOR”) applicable for an interest period of one month (not to be less than 1.00% per annum for the senior secured term loan facility), plus 1.00% per annum, in each case, plus an applicable margin or (ii) LIBOR (not to be less than 1% per annum) for the interest period selected, in each case, plus an applicable margin.

At the election of the borrowers under the applicable ABL Facility, the interest rate per annum applicable to loans under the ABL Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the highest of (A) the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States for U.S. dollar loans from time to time, (B) the federal funds effective rate plus 0.50% and (C) the London interbank offered rate (as adjusted for any applicable statutory reserve rate “LIBOR”) applicable for an interest period of one month, plus 1.00% per annum, in each case, plus an applicable margin or (ii) the higher of LIBOR or 0.00% per annum for the interest period selected, in each case, plus an applicable margin. The applicable margin is determined based on the percentage of the average daily availability of the facility. For the non-UT Health East Texas ABL Facility, the applicable margin ranges from 0.5% to 1.0% for base rate borrowings and 1.5% to 2.0% for LIBOR borrowings. The applicable margin for the UT Health East Texas ABL Facility ranges from 1.5% to 2.0% for base rate borrowings and 2.5% to 3.0% for LIBOR borrowings.

The senior secured term loan facility and senior secured revolving credit facility are guaranteed by the Company and certain of the Company’s subsidiaries. The senior secured revolving credit facility is secured by first priority liens over substantially all of our and each guarantor’s accounts and other receivables, chattel paper, deposit accounts and securities accounts, general intangibles, instruments, investment property, commercial tort claims and letters of credit relating to the foregoing, along with books, records and documents, and proceeds thereof, subject to certain exceptions (the “ABL Priority Collateral”) and a second priority lien over substantially all of our and each guarantor’s other assets (including all of the capital stock of the domestic guarantors), subject to certain exceptions (the “Term Priority Collateral”).

The senior secured term loan facility is secured by a first priority lien on the Term Priority Collateral and a second priority lien on the ABL Priority Collateral. Certain excluded assets will not be included in the Term Priority Collateral or the ABL Priority Collateral.

Subject to certain exceptions (including with regard to the ABL Priority Collateral, defined below), thresholds and reinvestment rights, the Term Loan B Facility is subject to mandatory prepayments with respect to:

•	net cash proceeds of issuances of debt by AHP Health Partners, Inc. or any of its restricted subsidiaries that are not permitted by the Term Loan B Facility;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain asset sales;

•

subject to certain thresholds, reinvestment permissions and carve-outs, 100% (with step-downs to 50% and 0%, based upon achievement of specified senior secured net leverage ratio levels) of net cash proceeds of certain insurance and condemnation events;

•

50% (with step-downs to 25% and 0%, based upon achievement of specified senior secured net leverage ratio levels), net of certain voluntary prepayments and secured indebtedness, of annual excess cash flow of AHP Health Partners, Inc. and its subsidiaries commencing with the fiscal year ending December 31, 2019; and

•	net cash proceeds received in connection with any exercise of the purchase option of the loans.

9.75% Senior Notes due 2026

In connection with the Refinancing, the Company (the “Issuer”) issued the Senior Notes, which mature on July 15, 2026, pursuant to an indenture, dated as of June 28, 2018 (the “Indenture”). The Indenture provides that the Senior Notes are general unsecured, senior obligations of the Company and are unconditionally guaranteed on a senior unsecured basis.

The Senior Notes bear interest at a rate of 9.75% per annum and accrue from June 28, 2018. Interest on the Senior Notes is payable semi-annually, in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2019.

The Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time (1) prior to July 15, 2021, at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium as set forth in the Indenture and the Senior Notes; and (2) on and after July 15, 2021, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date, subject to compliance with certain conditions:

Date (if redeemed during the twelve month period beginning on July 15 of the years indicated below)	Percentage
2021	107.313%
2022	104.875%
2023	102.438%
2024 and thereafter	100.000%

In addition, prior to July 15, 2021, the Issuer may redeem on one or more occasions up to 40% of the original aggregate principal amount of the Senior Notes with the net proceeds of one or more equity offerings, as described in the Indenture, at a redemption price equal to 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate original principal amount of the Senior Notes issued under the Indenture remains outstanding after each such redemption and the redemption occurs within 180 days after the closing of such equity offering. If the Issuer experiences certain change of control events, the Issuer must offer to repurchase all of the Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. If the Issuer sells certain assets and does not reinvest the net proceeds or repay senior debt in compliance with the Indenture, it must offer to repurchase the Senior Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Note 8. Interest Rate Swap Agreements

Effective August 31, 2018, the Company has executed interest rate swaps with Barclays Bank PLC and Bank of America, N.A., as counterparties, with notional amounts totaling $558.0 million, expiring August 31, 2023.    The Company entered into these agreements to manage the Company’s exposure to fluctuations in interest rates. Under these swap agreements, the Company is required to make monthly fixed rate payments at annual rates ranging from 2.87% to 2.89%. The counterparties are obligated to make monthly floating rate payments to the Company based on the one-month LIBOR rate, each subject to a floor of 1.00%. The Company completed an assessment of these cash flow hedges during the nine months ended September 30, 2018 and determined that these hedges were highly effective. Accordingly, no gain or loss related to these hedges has been reflected in the accompanying condensed consolidated statements of operations, and the change in fair value has been included in accumulated other comprehensive income as a component of members’ equity. The fair value of the Company’s interest rate hedges at September 30, 2018 reflects asset balances of $2.0 million and are included in other assets in the accompanying condensed consolidated balance sheet. The fair value of the Company’s interest rate hedges reflects an asset because the effect of the forward LIBOR curve on future interest payments results in more estimated interest due to the Company under the variable rate component included in the interest rate hedging agreements, as compared to the amount due the Company’s counterparties under the fixed interest rate component.

Note 9. Commitments and Contingencies

Net Patient Service Revenue

The Medicare and Medicaid regulations and various managed care contracts, under which the discounts from the Company’s standard charges must be calculated, are complex and are subject to interpretation and adjustment. The Company estimates contractual discounts on a payer-specific basis based on its interpretation of the applicable regulations or contract terms. However, the necessity of the services authorized and provided, and resulting reimbursements are often subject to interpretation. These interpretations may result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating continual review and assessment of the estimation process by management.

The final determination of amounts earned under Medicare and Medicaid programs often does not occur until fiscal years subsequent to submission of claims due to audits by the administering agency, rights of appeal and the application of numerous technical provisions. Differences between original estimates and subsequent revisions, including final settlements, are included in the results of operations of the period in which the revisions are made.

Litigation and Regulatory Matters

From time to time, claims and suits arise in the ordinary course of the Company’s business. In certain of these actions, plaintiffs request punitive or other damages against the Company that may not be covered by insurance. The Company does not believe that it is a party to any proceeding that, in management’s opinion, would have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Acquisitions

The Company has acquired and plans to continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and anti-kickback laws. The Company has from time to time identified certain past practices of acquired companies that do not conform to its standards. Although the Company institutes policies designed to conform such practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for the past activities of these acquired facilities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Note 10. Related Party Transactions

Effective August 4, 2015, Ventas, Inc. (Ventas), a publicly traded real estate investment trust (REIT) and common unit holder, acquired ownership of the Company’s real estate in exchange for a $1.4 billion payment from Ventas and the Company’s agreement to lease the acquired real estate back from Ventas (the “Ventas Master Lease”). The Ventas Master Lease is a 20-year master lease agreement (with a renewal option for an additional 10 years) with subsidiaries of Ventas, pursuant to which the Company leases 10 of the Company’s hospitals. The Ventas Master Lease includes an annual rent escalator equal to the lesser of four times the Consumer Price Index or 2.5%. In accordance with ASC 840, Leases (“ASC 840”), contingent rentals are excluded from minimum lease payments and are recognized as incurred. The Company recorded rent expense of $85.7 million and $82.6 million during the nine months ended September 30, 2018 and 2017, respectively, related to this agreement.

During each of the first five years of the term of the Master Lease, the Company has the option, at its discretion, to obtain reimbursement from Ventas for certain alterations of leased property subject to Ventas’ pre-approval and the nature of the alterations preserving or enhancing the value of Ventas’ property. The qualifying alterations and related rent are added to the Ventas Master Lease through amendments which specify the assets and associated rental payments. Under the terms of the Ventas Master Lease, ownership of the additional property transfers to Ventas. During the nine months ended September 30, 2018 and 2017, the Company received reimbursements from Ventas of $13.6 million and $13.0 million, respectively. Absent a determination that the Company’s involvement during construction of an alteration establishes the Company as the in-substance owner of the assets during construction in accordance with ASC 840, alterations are considered property of Ventas and included in the leased premises upon reimbursement by Ventas at which time the Company begins to record the incremental rent expense as incurred. To the extent the Company is determined to be the in-substance owner of assets during construction, the assets and a related financing obligation for any Landlord reimbursements from Ventas are reflected in the Company’s balance sheet during construction and become subject to the sale and leaseback accounting rules upon completion of the construction. Associated cash flows for the payment of qualified alterations by the Company and the reimbursement from Ventas are treated as investing cash flows. As of September 30, 2018 and December 31, 2017, no assets for which the related costs have been reimbursed by Ventas are reflected in the Company’s respective balance sheet.

The Ventas Master Lease includes a number of operating and financial restrictions on the Company, including requirements that the Company maintain minimum portfolio coverage ratio of 2.2x and a guarantor fixed charge ratio of 1.2x and does not exceed a certain guarantor net leverage ratio of 6.75x. If the Company breaches its covenants under the terms of the Ventas Master Lease, the Company would be in default thereunder, and Ventas would have the right in certain circumstances to terminate the Ventas Master Lease and/or exercise a purchase option with respect to certain personal property located at the leased facilities.

Additionally, at September 30, 2018, Ventas holds $200.0 million of the Company’s Senior Notes. During the nine months ended September 30, 2018, the Company recorded interest expense of $38.6 million related to debt held by Ventas. During the nine months ended September 30, 2017, the Company recorded interest expense of $35.8 million related to debt held by Ventas.

Note 11. Income Taxes

The Company’s tax provision for the nine months ended September 30, 2018 and 2017 was an income tax benefit of $7.2 million and income tax expense of $3.2 million respectively. The effective tax rates were 15.5% and 10.8%, respectively, for the nine months ended September 30, 2018 and 2017. The Company’s effective tax rate is expected to fluctuate based on the net income attributable to non-controlling interests, which is not taxable to the Company, from period to period.

The Tax Act included several significant changes to U.S. corporate income taxation including lowering the federal statutory corporate tax rate from 35% to 21% beginning January 1, 2018. ASC 740, Income Taxes (“ASC 740”) requires the Company to recognize the effect of tax law changes in the period of enactment. However, the SEC staff issued Staff Accounting Bulletin 118 (“SAB 118”) which will allow the Company to record provisional amounts during the measurement period. The Company has not completed the accounting for the effects of the Tax Act due to its complexity and uncertainty regarding several provisions of the Tax Act. The Company recognized a provisional amount as of December 31, 2017 and has not recorded any additional amounts related to the Tax Act as of September 30, 2018. As the Company completes its analysis of the Tax Act, the Company may make adjustments to the provisional amounts and record additional amounts for federal and state assets and liabilities for which the Company was unable to make reasonable estimates as of September 30, 2018. Any adjustments or additional amounts recorded may materially impact the Company’s provision for income taxes and effective tax rate in the periods in which they are made.

The Company’s liability for unrecognized tax benefits is $12.1 million as of September 30, 2018 which is unchanged from the liability at December 31, 2017. Unrecognized tax benefits of $12.1 million would impact the Company’s effective income tax rate if recognized.

At September 30, 2018 the Company is under a federal tax examination for its December 31, 2015 tax year. The Company is not currently under any state or local tax examinations. The Company does not expect the results of the examination to have a material effect on its financial statements. The Company’s initial tax year as well as all subsequent tax years remain open to examination by federal, state and local tax authorities.

Note 12. Subsequent Events

On October 10, 2018, Bay Medical Center Sacred Heart, the Company’s hospital in Panama City, Florida was impacted by Hurricane Michael and incurred substantial roof, structural and water damage as a result of the event. Bay Medical Center Sacred Heart is a 323-bed hospital that is 80% owned by the Company through a joint venture. For the nine months ended September 30, 2018, Bay Medical Center Sacred Heart comprised approximately 6.2% of the Company’s total net revenue. The Company maintains property and business interruption insurance coverage on Bay Medical Center Sacred Heart and is working with the insurance carrier to determine the full extent of damages. On November 27, 2018, the Company entered into a letter of intent with Ascension to sell our interest in Bay Medical Center Sacred Heart, including physician clinic operations in Panama City and Bay County, Florida, to Ascension.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

LHP Hospital Group, Inc.

We have audited the accompanying consolidated financial statements of LHP Hospital Group, Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LHP Hospital Group, Inc. at December 31, 2016 and 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

March 17, 2017

LHP Hospital Group, Inc.

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

(in thousands of dollars)	2016	2015
Assets
Current assets
Cash and cash equivalents	$23,558	$26,781
Accounts receivable, less allowance for doubtful accounts of $161,957 and $86,225 in 2016 and 2015, respectively	149,132	142,129
Inventories	27,701	25,313
Other receivables, net	9,017	8,475
Assets held for sale	1,672	6,134
Other current assets	10,025	8,812

Total current assets	221,105	217,644

Property and equipment, at cost
Land	34,686	34,687
Buildings and improvements	356,526	344,633
Furniture and equipment	238,067	211,114
Construction in progress	17,944	13,804

	647,223	604,238
Accumulated depreciation and amortization	(237,602)	(195,918)

Property and equipment, net	409,621	408,320
Investments in and advances to affiliates	—	38
Goodwill	142,980	142,980
Intangibles, net	6,565	6,664
Notes receivable	3,344	2,128
Note receivable from Hackensack	—	17,832
Other long-term assets	5,315	7,385

Total assets	$788,930	$802,991

LHP Hospital Group, Inc.

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2016 and 2015

(in thousands of dollars)	2016	2015
Liabilities and Equity
Current liabilities
Accounts payable	$52,326	$58,018
Accrued salaries, wages, and benefits	23,102	22,336
Other accrued expenses	50,888	49,148
Interest payable	1,755	4,913
Current portion of long-term debt	8,444	670
Current portion of capital lease obligations	2,116	2,851
Current portion of sale-leaseback obligations	1,324	1,171
Current portion of deferred gain	44	44
Income tax payable	1,645	250
Deferred revenue	—	4,264

Total current liabilities	141,644	143,665

Long-term liabilities
Long-term debt, less current portion	194,381	223,546
Capital lease obligations, less current portion	1,313	3,293
Sale-leaseback obligations, less current portion	14,968	16,292
Deferred gain	62,018	67,105
Other long-term liabilities	21,846	19,525

Total long-term liabilities	294,526	329,761

Commitments and contingencies
Stockholders’ equity
Convertible preferred stock, $0.01 par value, 10,000 shares authorized, 1,033.7 and 1,032.4 issued and outstanding at December 31, 2016 and 2015. Liquidity value of $853,401 and $753,970 at December 31, 2016 and 2015, respectively	—	—
Common stock, $0.01 par value, 2,990,000 shares authorized, 142,661 and 117,079 shares issued and outstanding at December 31, 2016 and 2015, respectively	—	—
Additional paid-in capital	518,110	518,060
Accumulated deficit	(300,230)	(320,428)

Total stockholders’ equity before noncontrolling interests	217,880	197,632
Noncontrolling interests	134,880	131,933

Total equity	352,760	329,565

Total liabilities and equity	$788,930	$802,991

LHP Hospital Group, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2016 and 2015

(in thousands of dollars)	2016	2015
Patient revenues before provision for doubtful accounts	$1,071,448	$994,484
Provision for doubtful accounts	166,337	124,036

Net patient revenues	905,111	870,448
Other revenues	10,568	12,120

Net revenues	915,679	882,568

Operating expenses
Salaries and benefits	376,576	370,487
Supplies	166,406	165,710
Other operating expenses	165,701	158,009
Equity in loss of affiliates	52	12
Contract services	100,710	100,524
Depreciation and amortization	42,652	46,049
Management fees	5,751	5,698
Energy improvements incentive income	(1,137)	—
Electronic health record incentive income	(1,326)	(2,377)
Impairment of long-lived assets	—	51,795
Loss (gain) on sale of assets	515	(357)

Total operating expenses	855,900	895,550

Income (loss) from operating	59,779	(12,982)
Interest expense, net	15,954	27,981
Loss on early extinguishment of debt	5,742	—

Income (loss) before income taxes	38,083	(40,963)
Income tax provision	1,686	394

Net income (loss)	36,397	(41,357)
Net loss attributable to noncontrolling interests	16,199	(67)

Net income (loss) attributable to LHP Hospital Group, Inc.	$20,198	$(41,290)

LHP Hospital Group, Inc.

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2016 and 2015

(in thousands of dollars)	Convertible Preferred		Common		Additional Paid-in Capital	Accumulated Deficit	Equity Attributable to Noncontrolling Interests	Total
	Shares	Amounts	Shares	Amounts
December 31, 2014	1,029.7	$—	88,944	$—	$515,384	$(279,138)	$137,930	$374,176
Vesting of convertible preferred stock	2.7	—	—	—	—	—	—	—
Vesting of restricted common stock	—	—	28,135	—	—	—	—	—
Contributions received from noncontrolling interests
Seton Healthcare	—	—	—	—	—	—	3,413	3,413
Hackensack, Pascack Valley	—	—	—	—	—	—	1,474	1,474
Distributions made to noncontrolling interests
Portneuf Health Care Foundation	—	—	—	—	—	—	(9,150)	(9,150)
Seton Healthcare							(300)	(300)
Hackensack, Mountainside Joint Venture	—	—	—	—	—	—	(690)	(690)
Physician partners	—	—	—	—	—	—	(677)	(677)
Equity-based compensation plans	—	—	—	—	2,676	—	—	2,676
Net loss	—	—	—	—	—	(41,290)	(67)	(41,357)

December 31, 2015	1,032.4	—	117,079	—	518,060	(320,428)	131,933	329,565
Vesting of convertible preferred stock	1.3	—	—	—	—	—	—	—
Vesting of restricted common stock	—	—	25,582	—	—	—	—	—
Contributions received from noncontrolling interests Hackensack, Pascack Valley	—	—	—	—	—	—	2,911	2,911
Distributions made to noncontrolling interests
Portneuf Health Care Foundation	—	—	—	—	—	—	(14,482)	(14,482)
Seton Healthcare	—	—	—	—	—	—	(447)	(447)
Hackensack, Mountainside Joint Venture	—	—	—	—	—	—	(190)	(190)
Physician partners	—	—	—	—	—	—	(1,044)	(1,044)
Equity-based compensation plans	—	—	—	—	50	—	—	50
Net income	—	—	—	—	—	20,198	16,199	36,397

December 31, 2016	1,033.7	$—	142,661	$—	$518,110	$(300,230)	$134,880	$352,760

LHP Hospital Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2016 and 2015

(in thousands of dollars)	2016	2015
Operating activities
Net income (loss)	$36,397	$(41,357)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Provision for doubtful accounts	166,337	124,036
Depreciation and amortization	42,652	46,049
Impairment of long-lived assets	—	51,795
Loss on early extinguishment of debt	5,742	—
Loss (gain) on sale of assets	515	(357)
Amortization of debt discount	696	2,114
Amortization of debt issuance costs	1,106	1,867
Amortization of physician income guarantees	819	1,718
Amortization of deferred gain on sale leaseback	(5,087)	(5,086)
Stock-based compensation expense	(675)	1,582
(Decrease) increase in cash from operating assets and liabilities
Accounts receivable	(173,340)	(133,950)
Inventories and other assets, net of amounts contributed	(3,136)	2,066
Accounts payable and accrued expenses	(10,619)	(4,609)
Other long-term liabilities	2,316	1,259

Net cash provided by operating activities	63,723	47,127

Investing activities
Purchases of property and equipment	(41,683)	(24,237)
Proceeds received on sale of assets	2,288	1,171
Acquisitions, net of cash acquired	(642)	—

Net cash used in investing activities	(40,037)	(23,066)

Financing activities
Payments for borrowings and capital leases	(263,435)	(33,369)
Proceeds from borrowings	236,705	—
Payments of debt issuance costs	(3,588)	—
Collections of notes receivable	17,832	—
Payments on sale-leaseback obligations	(1,171)	(1,032)
Contributions from noncontrolling interests	2,911	4,887
Distributions to noncontrolling interests	(16,163)	(10,817)

Net cash used in financing activities	(26,909)	(40,331)

Change in cash and cash equivalents	(3,223)	(16,270)
Cash and cash equivalents
Beginning of year	26,781	43,051

End of year	$23,558	$26,781

LHP Hospital Group, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016

1. BUSINESS OVERVIEW

Organization

LHP Hospital Group, Inc. (LHP) is a privately held company established to form joint ventures, in cooperation with local hospitals, to acquire, own, operate, and manage acute care facilities in small cities and select urban markets throughout the United States. LHP is a wholly owned subsidiary of Legacy Hospital Partners (Holdings), LP (Parent). LHP was incorporated on October 5, 2007, under the laws of Delaware and commenced operations on December 10, 2007. The terms “we,” “our,” “the Company,” “us,” and “LHP” refer to the business of LHP Hospital Group, Inc. and all of our wholly owned subsidiaries.

Unless otherwise indicated, all numbers are in thousands, except unit and per unit amounts.

Principles of Consolidation

The consolidated financial statements include the accounts of LHP and its subsidiaries, all of which are either controlled by us through majority voting control or are variable-interest entities (VIEs) for which the Company is the primary beneficiary. A VIE occurs when an entity holds an interest in another business enterprise that was achieved through arrangements which do not involve voting interests and result in a disproportionate relationship between the entity’s voting interest in, and its exposure to the economic risks and potential rewards of, the other business enterprise.

The Company must consolidate a VIE if we determine that we are the primary beneficiary of the VIE. The primary beneficiary has both (a) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses or the right to receive benefits from that VIE which could potentially be significant to the VIE.

We have completed various acquisitions and joint venture transactions. The accounts of these entities have been included in our consolidated financial statements for periods subsequent to our acquisition of controlling interests.

As of December 31, 2016, the Company is the primary beneficiary of four consolidated VIEs formed to acquire, own, operate, and manage acute care facilities in small cities and select urban markets throughout the United States: Harker Heights Joint Venture, Bay Medical Joint Venture, Mountainside Joint Venture, and Pascack Valley Joint Venture. Additionally, the Company has one joint venture acquired prior to the effective date of the existing VIE accounting literature and therefore is not designated as a VIE, the Pocatello Joint Venture. These joint ventures are similar in nature and are presented in aggregate.

Our acute care facilities include Seton Medical Center Harker Heights, Bay Medical Center, Mountainside Hospital, Hackensack UMC at Pascack Valley, and Pocatello Hospital within our Harker Heights Joint Venture, Bay Medical Joint Venture, Mountainside Joint Venture, Pascack Valley Joint Venture and Pocatello Joint Venture, respectively.

All significant intercompany accounts and transactions have been eliminated upon consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand. The Company places its cash in financial institutions that are federally insured.

Statement of cash flow supplemental disclosures for the years ended December 31, are as follows:

	2016	2015
Cash paid for
Interest	$15,903	$23,804
Income taxes	1,105	406

Noncash items
Change in fixed assets included in accounts payable	$1,406	$903

Revenue Recognition and Accounts Receivable

The Company recognizes revenues in the period in which services are performed. Accounts receivable primarily consist of amounts due from third-party payers and patients. The Company’s ability to collect outstanding receivables is critical to its results of operations and cash flows. Amounts the Company receives for treatment of patients covered by governmental programs such as Medicare and Medicaid and other third-party payers such as health maintenance organizations, preferred provider organizations, and other private insurers are generally less than the Company’s established billing rates. Additionally, to provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. Accordingly, the revenues and accounts receivable reported in the Company’s consolidated financial statements are recorded at the net amount expected to be received. The Company’s revenues by payer and approximate percentages of revenues were as follows for the years ended December 31:

	2016	2015
Revenue by payer
Medicare	38.1%	40.6%
Medicaid	10.1	8.4
Other insured	58.3	53.6
Self-pay	11.9	11.6

Patient revenues before provision for doubtful accounts	118.4	114.2
Provision for doubtful accounts	(18.4)	(14.2)

Net patient revenues	100.0%	100.0%

Contractual Discounts and Cost Report Settlements

The Company derives a significant portion of its revenues from Medicare, Medicaid, and other payers that receive discounts from its established billing rates. The Company must estimate the total amount of these discounts in order to prepare its consolidated financial statements. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payer-specific basis given its interpretation of the applicable regulations or contract terms. These interpretations sometimes result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently, necessitating regular review and assessment of the estimation process by management. Changes in estimates related to the allowance for contractual discounts affect revenues reported in the Company’s accompanying consolidated statements of operations.

Cost report settlements under reimbursement agreements with Medicare and Medicaid are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. There is a reasonable possibility that recorded estimates will change by a material amount in the near term. The net adjustments to estimated cost report settlements resulted in an increase to revenues of $2,576 and $895 for the years ended December 31, 2016 and 2015, respectively.

The most recent settled cost report for Pocatello Hospital for Medicare and Medicaid was for the years ended December 31, 2014 and December 31, 2013, respectively. The net adjustments to estimated prior years cost report settlements resulted in an increase to revenues of $412 and $883 for the years ended December 31, 2016 and 2015, respectively. The net cost report settlements for Pocatello Hospital payable by the Company included in accrued expenses in the accompanying consolidated balance sheets were approximately $1,261 and $12,716 at December 31, 2016 and 2015, respectively.

The most recent settled cost reports for Seton Medical Center Harker Heights for Medicare and Medicaid was for the fiscal year ended April 30, 2014. Net adjustments to estimated cost report settlements were $727 and $0 for the years ended December 31, 2016 and 2015, respectively. The net cost report settlements for Seton Medical Center payable to the Company included in other receivables, net on the accompanying consolidated balance sheets were approximately $1,907 and $1,881 at December 31, 2016 and 2015, respectively.

The most recent settled cost report for Mountainside Hospital for Medicare was for the year ended December 31, 2013 and December 31, 2014 for Medicaid. The net adjustments to estimated prior years’ cost report settlements resulted in an increase to revenue of $597 and $12 for the years ended December 31, 2016 and 2015, respectively. The net cost report settlement for Mountainside Hospital payable by the Company included in other accrued expenses in the accompanying consolidated balance sheets was approximately $36 at December 31, 2016. The net cost report settlements for Mountainside Hospital payable to the Company included in other receivables in the accompanying consolidated balance sheets was approximately $1,150 at December 31, 2015.

The most recent settled cost report for Bay Medical Center for Medicare was for the year ended December 31, 2013. The net adjustments to estimated cost report settlements had no impact on revenue for the year ended December 31, 2016 and 2015. Net adjustments to estimated cost report settlements were $706 and $0 for the years ended December 31, 2016 and 2015, respectively. The net cost report settlements for Bay Medical Center payable to the Company included in other receivables in the accompanying consolidated balance sheets were approximately $1,964 and $2,883 at December 31, 2016 and 2015, respectively.

Pascack Valley Hospital’s initial Medicare and Medicaid cost reports for fiscal year ended June 30, 2014 have not been settled as of December 31, 2016. Net adjustments to estimated cost report settlements were $134 and $0 for the years ended December 31, 2016 and 2015, respectively. The net cost report settlements for Pascack Valley Hospital payable to the Company included in other receivables, net on the accompanying consolidated balance sheets were approximately $224 and $7 at December 31, 2016 and 2015, respectively.

The net cost report settlements payable by the Company from all its hospitals included in other receivables, net on the accompanying consolidated balance sheets were approximately $2,798 at December 31, 2016. The net cost report settlements payable by the Company from all its hospitals included in accrued expenses in the accompanying consolidated balance sheets were approximately $6,795 at December 31, 2015. The Company’s management believes that adequate provisions have been made for adjustments which may result from final determination of amounts earned under these programs.

Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing which would have a material effect on the Company’s consolidated financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action, including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Charity Care

Self-pay revenues are derived primarily from patients who do not have any form of health care coverage. The revenues associated with self-pay patients are generally reported at the Company’s gross charges. The Company evaluates these patients, after the patient’s medical condition is determined to be stable, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid, or other governmental assistance programs, as well as the local hospital’s policy for charity care. The Company provides care without charge to certain patients who qualify under the local charity care policy of each of its hospitals. For the years ended December 31, 2016 and 2015, the Company estimates that its costs of care provided under its charity care programs approximated $3,655 and $4,199, respectively.

The Company’s management estimates its costs of care provided under its charity care programs utilizing a calculated ratio of costs to gross charges multiplied by the Company’s gross charity care charges provided. The Company’s gross charity care charges include only services provided to patients who are unable to pay and qualify under the Company’s local charity care policies. To the extent the Company receives reimbursement through the various governmental assistance programs in which it participates to subsidize its care of indigent patients, the Company does not include these patient’s charges in its cost of care provided under its charity care program. Additionally, the Company does not report a charity care patient’s charges in revenues or in the provision for doubtful accounts as it is the Company’s policy not to pursue collection of amounts related to these patients.

Other Discounts

We provide discounts to uninsured patients who do not qualify for Medicare, Medicaid, or charity care. These discounts are similar to discounts provided to many local managed care plans and totaled $117,746 and $86,829 for the years ended December 31, 2016 and 2015, respectively. In implementing our discount policy, we first attempt to qualify uninsured patients for Medicare or Medicaid, other federal or state assistance, or charity care. If an uninsured patient does not qualify for these programs, the uninsured discount is applied. The increase in discounts as of December 31, 2016, as compared to December 31, 2015 is the result of providing a higher discount percentage for certain uninsured patients.

Provision and Allowance for Doubtful Accounts

To provide for accounts receivable that could become uncollectible in the future, the Company establishes an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The primary uncertainty lies with uninsured patient receivables and deductibles, copayments, or other amounts due from individual patients.

The Company has an established process to determine the adequacy of the allowance for doubtful accounts that relies on a number of analytical tools and benchmarks to arrive at a reasonable allowance. No single statistic or measurement determines the adequacy of the allowance for doubtful accounts. Some of the analytical tools that the Company utilizes include, but are not limited to, historical cash collection experience, revenue trends by payer classification, and revenue days in accounts receivable. Accounts receivable are written off after collection efforts have been followed in accordance with the Company’s policies.

Changes in the allowance for doubtful accounts are as follows:

Allowance for doubtful accounts balance at December 31, 2014	$75,486
Additions recognized as reductions to revenues	124,036
Accounts written off, net of recoveries	(113,297)

Allowance for doubtful accounts balance at December 31, 2015	86,225
Additions recognized as reductions to revenues	166,337
Accounts written off, net of recoveries	(90,605)

Allowance for doubtful accounts balance at December 31, 2016	$161,957

Receivables related to uninsured patients are reserved at 97.9% (between discount for self-pay and reserve for bad debt) as of December 31, 2016 and 2015, respectively. Deductibles, copayments, or other amounts due from individual patients are reserved at 72.9% and 62.6% as of December 31, 2016 and 2015, respectively.

Concentration of Revenues

During the years ended December 31, 2016 and 2015, approximately 48.2% and 49.0%, respectively, of the Company’s net patient revenues related to patients participating in the Medicare and Medicaid programs, collectively. The Company’s management recognizes that revenues and receivables from government agencies are significant to the Company’s operations, but it does not believe that there are significant credit risks associated with these government agencies. The Company’s management does not believe that there are any other significant concentrations of revenues from any particular payer that would subject the Company to any significant credit risks in the collection of its accounts receivable.

The Company’s revenues are particularly sensitive to regulatory and economic changes in certain states where the Company generates significant revenues. The following is an analysis of net patient revenues by state for the years ended December 31:

	2016		2015
	Amount	Ratio	Amount	Ratio
Texas	$82,608	9.1%	$83,713	9.6%
Florida	213,638	23.6	212,141	24.4
Idaho	274,635	30.4	251,227	28.9
New Jersey	334,230	36.9	323,367	37.1

Electronic Health Record Incentive Income

The American Recovery and Reinvestment Act of 2009 (ARRA) provides for incentive payments under the Medicare and Medicaid programs for certain hospitals and physician practices that demonstrate meaningful use of certified electronic health record (EHR) technology. These provisions of ARRA, collectively referred to as the Health Information Technology for Economic and Clinical Health Act (HITECH Act), are intended to promote the adoption and meaningful use of interoperable health information technology and qualified EHR technology.

The Company accounts for EHR incentive payments in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 450-30, Contingencies — Gain Contingencies. In accordance with ASC 450-30, the Company recognizes a gain for EHR incentive payments when it has demonstrated meaningful use of certified EHR technology for the applicable period and when the cost report information for the full cost report year that determines the final calculation of the EHR incentive payment is available. The demonstration of meaningful use is based on meeting a series of objectives and varies among hospitals and physician practices, between the Medicare and Medicaid programs, and within the Medicaid program from state to state. Additionally, meeting the series of objectives in order to demonstrate meaningful use becomes progressively more stringent as its implementation is phased in through stages as outlined by the Centers for Medicare & Medicaid Services (CMS).

For the years ended December 31, 2016 and 2015, the Company recognized $298 and $645, respectively, in EHR incentive payments under the Medicaid program. For the years ended December 31, 2016 and 2015, the Company also recognized $1,028 and $1,732 under the Medicare program. These payments are reflected in the accompanying consolidated statement of operations as electronic health record incentive income within operating expenses. Income from incentive payments is subject to retrospective adjustment as the incentive payments are calculated using Medicare cost report data that is subject to audit. Additionally, the Company’s compliance with the meaningful use criteria is subject to audit by the federal government. Other receivables also include $1,285 and $2,423 related to amounts that were uncollected as of December 31, 2016 and 2015, respectively.

The Company incurs both capital expenditures and operating expenses in connection with the implementations of its various EHR initiatives. The amount and timing of these expenditures do not directly correlate with the timing of the Company’s receipt or recognition of the EHR incentive payments.

Inventories

Inventory is carried at the lower of cost or market and consists mainly of drugs and medical supplies. Cost is determined based on the weighted-average method.

Property and Equipment

Property and equipment are recorded at cost. Property and equipment acquired in connection with a business combination are recorded at their estimated fair value in accordance with the acquisition method of accounting as prescribed in ASC 805-10, Business Combinations — Overall. Property and equipment acquired in connection with asset acquisitions are recorded at their relative fair values in accordance with the cost accumulation approach of accounting as prescribed in ASC 805-50, Business Combinations — Related Issues. Property and equipment under capital leases are stated at the present value of minimum lease payments. Routine maintenance and repairs are charged to expense when incurred. Expenditures that increase capacities or extend useful lives of assets are capitalized.

Depreciation expense is computed by applying the straight-line method over the estimated useful lives of the assets. Assets held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives of buildings and improvements generally range from 10 to 40 years, while the estimated useful lives of furniture and equipment range from 3 to 10 years.

The Company acquired the right to use certain facilities at the Bay Medical hospital campus and related facilities for a 40-year term. The fair value of the right to use the land and facilities reflects reversion back to the seller at the end of the 40-year lease term. The right to use the land and facilities is being depreciated over the 40-year lease term.

Total depreciation (including amortization of capital leases) for the years ended December 31, 2016 and 2015, was $42,189 and $45,629, respectively.

The Company is obligated under capital leases covering certain buildings and equipment. At December 31, the gross amount of buildings and equipment and related accumulated amortization recorded under capital leases were as follows (gross amount and amortization):

	2016	2015
Buildings and improvements	$1,728	$1,728
Equipment	11,124	10,806

	12,852	12,534
Accumulated amortization	(5,991)	(4,983)

	$6,861	$7,551

Internal Use Software

The Company capitalizes qualifying computer software costs incurred during the “application development stage” and other costs as permitted. Capitalized software costs included internal direct costs and internal direct labor and related employee benefits costs of developing software for internal use. Amortization of these costs begins once the product is ready for its intended use. These costs are amortized on a straight-line basis over the estimated useful life of the product, typically 3 to 5 years. The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.

The Company periodically evaluates the remaining useful lives and carrying values of internal use software. If management determines that all or a portion of the asset will no longer be used, or the estimated remaining useful life differs from existing estimates, an abandonment will be recorded to reduce the carrying value or adjust the remaining useful life to reflect revised estimates. In addition, if the carrying value of the software exceeds the estimated future cash flows, an impairment will be recorded to reduce the carrying value to the expected realizable value.

The following table presents a rollforward of capitalized internal use software for the years ended December 31:

	2014	Additions	Impaired	2015	Additions	2016
Capitalized Internal Use Software	$23,253	$3,434	$(3,369)	$23,318	$5,863	$29,181
Accumulated amortization	(8,379)	(4,410)	—	(12,789)	(4,822)	(17,611)

	$14,874	$(976)	$(3,369)	$10,529	$1,041	$11,570

Amortization expense related to capitalized software was $4,822 and $4,410 for the years ended December 31, 2016 and 2015, respectively.

Long-Lived Assets

When events, circumstances, or operating results indicate the carrying values of certain long lived assets (excluding goodwill) expected to be held and used might be impaired, the Company prepares projections of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the projections indicate the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value.

Management performed their analysis in 2015 concluding certain of its long-lived assets of the Bay Medical Joint Venture were not recoverable and as a result recorded an impairment charge of $51,795, recognized in 2015 as an operating expense.

In 2009, the Company’s joint venture completed construction of a replacement hospital and related facilities. Subsequently, the original hospital and related facilities were listed for sale in 2010. The assets, valued at $4,462, were classified as held for sale on the balance sheet as of December 31, 2015. In May 2016, the Company sold the original hospital campus and related facilities incurring a loss of $426. The Company additionally classified a helicopter valued at $1,672 as of December 31, 2016 and 2015, respectively, as held for sale on the balance sheets.

Income Taxes

LHP recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included in the consolidated financial statements. Deferred tax assets and liabilities are determined by the differences between the consolidated financial statements and the tax basis of assets and liabilities using current tax rates. A deferred tax liability is recognized for temporary differences that will result in taxable amounts in future years. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. A valuation allowance against a deferred tax asset is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes a tax benefit for uncertain tax positions if the Company believes it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. The Company evaluates uncertain tax positions after consideration of all available information. Interest and penalties associated with uncertain tax positions, if any, are recorded within interest expense and income tax expense, respectively. As of December 31, 2016 and 2015, the Company had no uncertain tax positions.

Amortizable Intangible Assets

Amortizable intangible assets include covenants not to compete and a trade name. The covenants not to compete are amortized over the terms of the agreements, using the straight-line method, and the trade name is amortized on a straight-line basis over five-years.

Indefinite Lived Intangible Assets

Indefinite-lived intangible assets include a trade name and a certificate of need with balances of $4,650 and $1,602, respectively. Under FASB ASC 350, Intangibles — Goodwill and Other, goodwill and intangibles with indefinite lives are not amortized, but tested for impairment annually or more frequently if certain indications of impairment arise. No indications of impairment were noted during the years ended December 31, 2016 and 2015.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable assets acquired. Under FASB ASC 350, Intangibles — Goodwill and Other, goodwill and intangibles with indefinite lives are not amortized, but tested for impairment annually or more frequently if certain indications of impairment arise. The Company adopted accounting guidance in the prior year that allows a qualitative assessment to determine whether the two-step goodwill impairment analysis is necessary. If a company assesses qualitative factors and concludes the two-step impairment test is necessary, the first step is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to have a potential impairment and the second step of the impairment test is not required. However, if the carrying amount of the reporting unit exceeds its fair value, the second step is performed to determine whether goodwill is impaired and to measure the amount of impairment loss to be recognized, if any. The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds its carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.

The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is estimated based upon internal evaluations of the related long-lived assets for each reporting unit that include quantitative analyses of revenues and cash flows. The Company has identified the reporting unit at the joint venture level. The Company’s goodwill balance is composed of $126,317 related to the Mountainside Joint Venture and $16,663 related to its Pocatello Joint Venture. No goodwill impairments were recognized during the years ended December 31, 2016 or 2015.

The Company’s total cumulative amortizable goodwill for tax purposes was $78,963 and $101,093 as of December 31, 2016 and 2015, respectively. The goodwill expected to be deductible for tax purposes is limited to the Company’s ownership interest in the respective joint venture to which the remaining amortizable goodwill is assigned.

Other Accrued Expenses

Other accrued expenses consist of the following as of December 31:

	2016	2015
Health benefits	$4,235	$3,640
Workers’ compensation	5,548	5,193
Taxes other than income	10,158	6,807
Physician recruitment	332	501
Sponsor management fees	25,000	20,000
Third-party settlements	—	6,795
Other	5,615	6,212

	$50,888	$49,148

Professional and General Liability

Our professional and general liability insurance is provided by a commercial carrier. The professional and general liability policy has combined limits of $1,000 per claim and $4,000 annual aggregate for claims. The deductible is $100 per occurrence. In addition to the primary coverage, umbrella and excess coverage is maintained with shared limits of $15,000. Reserves are established for estimates of loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with independent actuaries and billed as premiums to each affiliate.

Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these accruals. However, recorded reserves could differ from ultimate costs related to these claims. The Company has included professional risk liabilities of $14,084 and $11,184 in other long-term liabilities at December 31, 2016 and 2015, respectively. Expenses for professional and general liability coverage were $4,997 and $3,687 for the years ended December 31, 2016 and 2015, respectively, and are included in other operating expenses within the consolidated statement of operations.

Anticipated insurance recoveries related to professional and general liability insurance of $691 and $528 and are included in other noncurrent assets as of December 31, 2016 and 2015, respectively.

As part of the acquisition of the Hospital, LHP assumed responsibility for all unpaid professional and general liability claims occurring prior to July 1, 2012 (Acquisition Date). The claims-made policy has a limit of

$100 per occurrence retention and aggregate retentions. Reserves are established for estimates of loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with independent actuaries. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these accruals. However, recorded reserves could differ from ultimate costs relate to these claims. The Company recorded an accrued liability for professional risk liability related to the unreported claims prior to Acquisition Date of $376 as of December 31, 2016, included in other long-term obligations within the consolidated balance sheets. The Company expected reinsurance recoveries related to these liabilities of $0 as of December 31, 2016.

Self-Insured Liabilities

The Company is self-insured for substantially all of the medical benefits of its employees. The reserve for medical benefits reflects known claims and an estimate of incurred but not reported claims based upon an actuarial analysis as of the balance sheet date. The reserve for self-insured medical benefits was $4,448 and $3,639 at December 31, 2016 and 2015, respectively, and is included in other accrued expenses on the accompanying consolidated balance sheets. Expenses for medical benefit coverage were $25,418 and $22,130 for the years ended December 31, 2016 and 2015, respectively, and are included in the salary and benefits expense within the consolidated statements of operations.

The Company is self-insured for workers’ compensation claims with a stop-loss limit of $250 per occurrence. Estimated liabilities for workers’ compensation claims were $5,345 and $5,014 at December 31, 2016 and 2015, respectively, and are included in other accrued expenses on the accompanying consolidated balance sheets. Expenses for workers’ compensation were $3,044 and $2,987 for the years ended December 31, 2016 and 2015, respectively, and are included in the other operating expenses within the consolidated statement of operations.

Anticipated insurance recoveries related to workers’ compensation of $1,541 and $1,624 are included in other noncurrent assets as of December 31, 2016 and 2015, respectively.

Noncontrolling Interests

Noncontrolling interests represent the portion of equity in a subsidiary not attributable, directly or indirectly, to us. The Company’s accompanying consolidated financial statements include all assets, liabilities, revenues, and expenses at their consolidated amounts, which include the amounts attributable to the Company and the noncontrolling interests. The Company recognizes as a separate component of equity and earnings the portion of income or loss attributable to noncontrolling interests based on the portion of the entity not owned by the Company.

Equity-Based Compensation

We account for equity-based compensation in accordance with ASC 718, Compensation — Stock Compensation. ASC 718 requires the Company to recognize compensation expense for all equity-based awards granted to employees, using a fair value measurement method. Under the fair value method, the estimated fair value of awards that are expected to vest is recognized over the requisite service period, which is generally the vesting period. The Company estimates grant date fair value based on the common stock value on the date of measurement.

Fair Value of Financial Instruments

Fair value accounting includes a framework for measuring fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). It also includes disclosures about fair value measurements that prioritize the inputs to valuation techniques used to measure fair value into a fair value hierarchy.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

Level 1	Observable quoted market prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than Level 1, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3	Unobservable inputs for the asset or liability that are significant to the fair value of the assets or liabilities.

Fair Value Disclosures

The Company currently has no other financial instruments subject to fair value measurement on a recurring basis. Disclosures about fair value of financial instruments require disclosure of fair value information about those financial instruments, whether or not recognized in the balance sheets, but would be practicable to estimate that value. Management believes the carrying value of cash, cash equivalents, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to their short-term maturity. Management believes the fair value of notes receivable approximates fair value based on current interest rate assumptions and remaining term to maturity. Management believes the carrying amounts of the Company’s long-term debt (including current portion) approximate fair value based on consideration of the Company’s credit standing and current interest rates associated with the debt agreements.

Recently Adopted Accounting Standards

Effective January 1, 2016, the Company adopted ASU 2015-02 Consolidation (ASU 2015-2) issued by the FASB. ASU 2015-02 includes amendments that are intended to improve targeted areas of consolidation for legal entities including reducing the number of consolidation models from four to two and simplifying the FASB ASC. The adoption of ASU 2015-02 had no impact on the Company’s financial position, results of operations, cash flows or financial disclosures.

Effective January 1, 2016, the Company adopted ASU 2015-03, Interest–Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The adoption of ASU 2015-03 had no material impact on the Company’s financial position, results of operations, cash flows or financial disclosures.

Effective January 1, 2016, the Company adopted ASU 2015-16, Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments (ASU 2015-16). ASU 2015-16 eliminates the requirement for an acquirer to retrospectively adjust its financial statements for changes to provisional amounts that are identified during the measurement-period following the consummation of a business combination. Instead, ASU 2015-16 requires these types of adjustments to be made during the reporting period in which they are identified and would require additional disclosure or separate presentation of the portion of the adjustment that would have been recorded in the previously reported periods as if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of ASU 2015-16 had no impact on the Company’s financial position, results of operations, cash flows or financial disclosures.

Effective December 16, 2016, the Company adopted ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 requires management to assess an entity’s ability to continue as a going concern. Management should evaluate whether conditions or events, considered in the aggregate, exist that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The adoption of ASU 2014-15 had no impact on the Company’s financial position, results of operations, cash flows or financial disclosures.

Accounting Standards Not Yet Adopted

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01). ASU 2017-01 clarifies the definition of a business and affects different areas of accounting, such as business combinations. This standard will be effective for the Company for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is in the process of evaluating this guidance to determine the impact it will have on the results of operations, cash flows and financial position.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 clarifies certain aspects of the statement of cash flows, including the classification of debt prepayment or debt extinguishment costs or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees and beneficial interests in securitization transactions. This new standard also clarifies that an entity should determine each separately identifiable source of use within the cash receipts and payments on the basis of the nature of the underlying cash flows. In situations in which cash receipts and payments have aspects of more than one class of cash flows and cannot be separated by source or use, the appropriate classification should depend on the activity that is likely to be the predominant source or use of cash flows for the item. This standard will be effective for the Company for annual periods beginning after December 31, 2017. The Company is in the process of evaluating this guidance to determine the impact it will have on the results of operations, cash flows and financial position.

In March 2016, the FASB issued ASU No. 2016-08, Revenue Recognition: Clarifying the new Revenue Standard’s Principal-Versus-Agent Guidance (ASU 2016-18). The standard amends the principal-versus-agent implementation guidance and illustrations in the FASB’s new revenue standard (ASU 2014-09). ASU 2016-08 clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. As defined in the ASU, a specified good or service is “a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer”. Therefore, for contracts involving more than one specified good or service, the Company may be the principal in one or more specified goods or services and the agent for others. The new standard has the same effective date as ASU 2014-09, as amended by the one-year deferral and early adoption provisions in ASU 2015-14. In addition, entities are required to adopt ASU 2016-08 by using the same transition method they used to adopt the new revenue standard. We are currently evaluating the impact that the adoption of this new accounting guidance will have on our results of operations, cash flows and financial position.

In March 2016, the FASB issued ASU No. 2016-07, Investments – Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. ASU 2016-07 eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an adjustment must be made to the investment, results of operations and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment has been held. This standard will be effective for the Company for annual periods beginning after December 31, 2017. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 amends certain aspects of accounting and disclosure requirements of financial instruments, including the requirement that equity investments with readily determinable fair values be measured at fair value with changes in fair value recognized in our results of operations. This new standard does not apply to investments accounted for under the equity method of accounting or those that result in consolidation of the investee. Equity investments that do not have readily determinable fair values may be measured at fair value or at cost minus impairment adjusted for changes in observable prices. A financial liability that is measured at fair value in accordance with the fair value option is required to be presented separately in other comprehensive income for the portion of the total change in the fair value resulting from change in the instrument-specific credit risk. In addition, a valuation allowance should be evaluated on deferred tax assets related to available-for-sale debt securities in combination with other deferred tax assets. This standard will be effective for the Company for annual periods beginning after December 31, 2017. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11). ASU 2015-11 requires the measurement of inventory at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2015-11 is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or financial disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09), that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. Numerous updates, including ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-19 and ASU 2016-20 were issued in 2016 to provide clarification on a number of specific issues as well as requiring additional disclosures. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company is in the process of evaluating this guidance to determine the impact it will have on the consolidated financial statements.

3. BELL COUNTY LOCAL PROVIDER PARTICIPATION FUND

During 2015, Seton Medical Center Harker Heights joined in the Bell County Local Provider Participation Fund (BCLPPF), under the Texas Health Care Transformation Quality Improvement Program Medicaid Section 1115 Waiver, to receive additional financial support from federal funding to offset the cost of previously unreimbursed care provided to uninsured and Medicaid patients. Participation in the BCLPPF required all eligible Bell County area hospitals to deposit mandatory quarterly payments based on the County’s fiscal year, assessed at an annual rate of 6% of net patient revenue. The net patient revenue was based on data reported on the 2013 THA/AHA Annual Survey of Hospitals.

The funds received from the BCLPPF were recorded as deferred income and recognized as revenue for the months related to the Company’s accounting period. The Company recognized $11,392 and $10,544 of revenue for the years ended December 31, 2016 and 2015, respectively, which is included in the revenues before provision for doubtful accounts on the Company’s accompanying consolidated statement of operations. The Company recognized payments of $4,391 and $2,908 to the BCLPPF for the year ended December 31, 2016 and 2015, respectively, which are included in other operating expenses on the Company’s accompanying consolidated statement of operations. A receivable of $760 was recorded associated with amounts not yet received at December 31, 2016. Deferred income associated with amounts received but not yet earned was $4,264 at December 31, 2015 and recorded in deferred revenue on the Company’s accompanying consolidated balance sheets.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The acquired intangible assets subject to amortization relate to covenants not to compete and a trade name. At December 31, the gross carrying amount and accumulated amortization are as follows:

	2016	2015
Amortizable intangible assets
Covenants not to compete agreements	$1,250	$1,042
Trade name	2,100	2,100

	3,350	3,142
Less: Accumulated amortization	3,037	2,617

Net amortizable intangible assets	$313	$525

Indefinite-lived intangible assets
Trade name	$4,650	$4,650
Certificates of need/licenses	1,602	1,489

	$6,252	$6,139

The Company acquired a trade name with a fair value of $2,100 in connection with the Bay Medical Joint Venture; a trade name and a certificate of need and licenses with fair values of $4,600 and $1,000, respectively, in connection with the Mountainside Joint Venture; a trade name and covenants not to compete with fair value of $50 and $1,042, respectively, in connection with the Pocatello Joint Venture and covenants not to compete and certificates of need with a fair value of $208 and $602, respectively, in connection with the Pascack Valley Joint Venture.

Amortization expense was $420 for the years ended December 31, 2016 and 2015, respectively. Future amortization of intangible assets is as follows:

2017	$105

$105

Cumulative goodwill impairment losses were $8,279 as of December 31, 2016 and 2015, respectively.

5. STOCKHOLDERS’ EQUITY

LHP has authorized two classes of stock, convertible preferred stock and common stock, which are described below.

Convertible Preferred Stock

During the year ended December 31, 2013, the Board of Directors through an Amended and Restated Certificate of Incorporation (the Recapitalization) increased the number of authorized shares and redefined the classes of stock. LHP has 10,000 shares of convertible preferred stock authorized with 1,033.7 and 1,032.4 shares issued and outstanding at December 31, 2016 and 2015, respectively. Shares of convertible preferred stock are convertible into shares of common stock upon a vote or written consent of the majority convertible preferred stock holders at a conversion rate of one preferred share for 35,926 shares of common stock. The holders of the convertible preferred stock are entitled to receive a dividend accruing daily at the rate of 8% per annum of the original cost of the shares. Holders of convertible preferred stock are to receive a return of an amount equal to the original cost of the shares prior to the making of any payments to holders of common stock. Preferred holders are to participate in any dividends paid to common stock holders on an as converted basis. Convertible preferred shares have a liquidation preference for the original cost plus all unpaid accrued dividends. The remaining distributions at liquidation are to be shared with the holders of common stock on an as-converted basis. The holder of convertible preferred shares is entitled to vote with the common stock holders as one class on all matters. The number of votes per share of convertible preferred stock is based on the as-converted basis on the date of the vote.

A summary of the changes in status of convertible preferred stock is presented below:

	Shares	Weighted- Average Grant-Date Fair Value Per Share
Nonvested at December 31, 2014	—	0.00
Granted	5.2	500,000.00
Vested	(2.7)	500,000.00

Nonvested at December 31, 2015	2.5	500,000.00

Granted	—
Vested	(1.3)	500,000.00

Nonvested at December 31, 2016	1.2	500,000.00

Convertible preferred stock dividends accruing during the years ended December 31, 2016 and 2015, were $60,431 and $55,823, respectively. Undistributed cumulative dividends at December 31, 2016, were $296,944 or $287 per share and at December 31, 2015, were $236,513 or $229 per share. As of December 31, 2016, the Company has not made a distribution of these dividends.

Common Stock

As of December 31, 2016, LHP has 2,990,000 shares of common stock authorized and 142,661 restricted shares issued and outstanding. These restricted shares are granted through an equity incentive plan.

6. EQUITY-BASED COMPENSATION

In 2009, LHP adopted an equity incentive plan (the Plan) pursuant to which the Company’s Board of Directors may grant stock options, restricted stock, or stock units (Awards) to employees, consultants, and directors of the Company and its subsidiaries. The Plan authorizes grants of up to 1,000,000 shares of authorized but unissued common stock. In the case of any person who at the time of grant possesses more than 10% of the total combined voting power of all classes of stock of the Company, Awards can be granted with an exercise price not less than the greater of the par value of the common stock or 110% of the fair market value of the common stock.

As of December 31, 2016, the Company had granted shares of restricted common stock to certain employees (Restricted Shares). These Restricted Shares typically vest 25% per year over a four-year period. Unvested Restricted Shares are subject to forfeiture upon termination of employment. Upon vesting, the Restricted Shares are no longer subject to forfeiture; however, transferability of the shares is restricted indefinitely. Restricted Shares, including unvested shares, have dividend and voting rights proportionate to the number of Restricted Shares held. The Company may call vested Restricted Shares in the event of employment termination or prior to a variety of transactions that could impact the capitalization of the Company. The call price is the fair value as of the date the call right is exercised by the Company.

A summary of the changes in status of restricted shares is presented below:

	Shares	Weighted- Average Grant- Date Fair Value Per Share
Nonvested at December 31, 2014	88,309	1.88
Vested	(28,135)	1.87
Forfeited	(17,946)	1.87

Nonvested at December 31, 2015	42,228	1.85
Vested	(25,582)	1.92
Forfeited	(2,122)	1.75

Nonvested at December 31, 2016	14,524	1.73

The aggregate fair value of Restricted Shares that vested during the years ended December 31, 2016 and 2015, was $49 and $53, respectively.

As of December 31, 2016 and 2015, there was $15 and $65, respectively, of unrecognized equity-based compensation expense related to the Company’s equity incentive plan. The unrecognized expense amount is expected to be recognized over a weighted-average period of .50 years.

7. LONG-TERM DEBT

At December 31, the Company’s long-term debt consists of the following:

	2016	2015
Term loan (net of issuance costs and debt discount of $1,688 and $4,185) at December 31, 2016 and 2015, respectively	$159,957	$221,691
Revolving line of credit	40,000	—
Notes payable	1,464	1,547
Other	1,404	978

	202,825	224,216
Less: Current portion	8,444	670

	$194,381	$223,546

On June 14, 2016, the Company’s wholly owned subsidiary, LHP Operations Co., LLC (the Borrower), entered into a new Credit Agreement with a group of financial institutions (Lenders) that consisted of three components: (a) a $163,690 Term Loan, (b) a $148,810 Revolving Line of Credit, and (c) Additional Facilities subject to leverage ratio limitations. The June 2016 Credit Agreement replaced the July 2012 Credit Agreement that consisted of (a) a $275,000 Term Loan, (b) a $100,000 Revolving Line of Credit and (c) unlimited Additional Facilities subject to leverage ratio limitations. Proceeds from the June 2016 Credit Agreement were used to pay down amounts outstanding under the July 2012 Credit Agreement.

Term Loan

The Term Loan matures on June 14, 2021, with quarterly payments of principal in the amount of $2,046 due on the fifth day of the month following the quarter end, commencing on October 5, 2016. The balance must be repaid in full on June 14, 2021. Interest on the Term Loan consists of Base Rate, which fluctuates based on market interest rates, plus an Applicable Margin. At the Borrower’s option, the Base Rate can be tied either to the Prime Rate or the London Inter-Bank Offer Rate (LIBOR). If the Base Rate is tied to the Prime Rate, the Applicable Margin is 1.75% per year. If the Base Rate is tied to LIBOR, the Applicable Margin is 2.75% per year. The interest rate during 2016 was based on 90-day LIBOR through the maturity of the Term Loan, resulting in an interest rate of 3.61% as of December 31, 2016.

The Term Loan is recorded in the consolidated balance sheets net of $1,913 in original issue costs, which is being amortized to interest expense using the effective interest rate method.

The Term Loan is secured by all of the property owned on the date of the loan or at any time in the future of the Borrower, all wholly owned subsidiaries of the Borrower (including units of interest in joint venture companies owned, or to be owned by the Borrower and its subsidiaries), and Montclair Health System, LLC and its subsidiaries. The Term Loan is not secured by the assets of the joint venture companies other than Montclair Health System, LLC and its subsidiaries.

The Term Loan contains various customary operating and financial covenants. The financial maintenance covenant establishes a secured leverage ratio. Management believes it is in compliance with all debt covenants as of December 31, 2016.

Revolving Line of Credit

The Revolving Line of Credit can be accessed and repaid by the Borrower at any time during the term of the Term Loan and matures on June 14, 2021. The unused portion of the Revolving Line of Credit is subject to an unused commitment fee ranging from 0.25% to 0.5% per year. Commitment fee expense related to the unused portion of the Revolving Line of Credit was $370 and $397 for the years ended December 31, 2016 and 2015, respectively, and are included in other operating expenses in the accompanying consolidated statements of operations. There is also a letter of credit fee ranging from 2.5% to 3.5% of the committed amount of letters of credit based on certain financial ratios. At December 31, 2016, $40,000 had been drawn on the Revolving Line of Credit under the June 2016 Credit Agreement.

Interest on the Revolving Line of Credit consists of a Base Rate, which fluctuates based upon market interest rates, plus an Applicable Margin. At the Borrower’s option, the Base Rate can be tied either to the Prime Rate or LIBOR. If the Base Rate is tied to the Prime Rate, the Applicable Margin is 2.5% per year. If the Base Rate is tied to LIBOR, the Applicable Margin is 3.5% per year. Loans under the Revolving Line of Credit are secured by the same property that secures the Term Loan and are subject to the same operating and financial covenants that apply to the Term Loan.

Additional Facilities

Subject to the terms and conditions of the Credit Agreement, the Borrower may, from time to time, request the Lenders to provide Additional Loans for an unlimited amount, as long as the secured leverage ratio does not exceed 2.50 to 1.0. In order to access the Additional Loans, the Borrower must be in compliance with the operating and financial covenants and not be in default under the Credit Agreement, as defined. Interest on the Additional Facilities consists of a Base Rate, which fluctuates based upon market interest rates, plus an Applicable Margin. At the Borrower’s option, the Base Rate can be tied to either the Prime Rate or LIBOR. The Applicable Margin will be determined at the time the Additional Facilities are accessed by the Borrower.

Extinguishment of Debt

The repayment of the Term Loan under the July 2012 Credit Agreement with proceeds from the Term Loan under the June 2016 Credit Agreement have been accounted for as an extinguishment of debt. The Company recorded a $5,742 loss on extinguishment of debt, which represents the unamortized debt issuance costs related to the Term Loan under the July 2012 Credit Agreement.

Notes Payable

In connection with the Company’s acquisition of interest in the Pocatello Joint Venture, the Company acquired a note payable for land in the amount of $1,959. The balance of this note as of December 31, 2016 and 2015, was $1,464 and $1,547, respectively. The note bears an interest rate of 8% with quarterly principal and interest payments and matures September 2027.

In connection with the Company’s acquisition of interest in the Pocatello Joint Venture, the Company received a note receivable from the Foundation to reimburse the Company for the future payments under the note payable agreement, which is included in the accompanying consolidated balance sheets in notes receivable.

Future maturities of long-term debt for each of the following five years and thereafter are as follows:

2017	$8,444
2018	9,105
2019	12,214
2020	13,278
2021	118,850
Thereafter	40,934

$202,825

8. SALE-LEASEBACK OBLIGATIONS

Upon the acquisition of Bay Medical Center, the Company assumed two lease agreements for Medical Office Buildings (MOBs), which Bay Medical Center had entered into in 2007 pursuant to sale-leaseback transactions with a third-party investment firm. One of the leases had an initial term of 15 years with two 5-year renewal options. The other lease had an initial term of 20 years with no stated renewal options. A significant portion of both buildings are being subleased by Bay Medical Center. The sale-leaseback transactions did not meet the requirements for sale accounting treatment and are considered financing transactions until the end of the respective lease terms. The buildings and remaining lease payments were recorded in the purchase accounting allocation at their respective Acquisition Date fair values. The buildings are depreciated according to the Company’s policy, and the lease payments are recognized as principal and interest payments on the related liabilities recorded as of the Acquisition Date. The Company recognized interest expense of $1,252 and $1,333 during the years ended December 31, 2016 and 2015, respectively, pertaining to these agreements. Sublease income, excluding those in Note 12, was $742 and $781 for the years ended December 31, 2016 and 2015, respectively, and are included in other revenue on the accompanying consolidated statements of operations.

Future cash flows under the sale-leaseback obligations and future noncancelable sublease receipts from the MOBs subject to the sale-leaseback obligations for each of the following five years and thereafter are as follows:

	Minimum Payments	Noncancelable Sublease Receipts
2017	$1,324	$487
2018	1,489	56
2019	1,669	—
2020	1,864	—
2021	2,075	—
Thereafter	7,871	—

	$16,292	$543

9. RETIREMENT PLAN

The Company has a contributory benefit plan that is available to employees who meet certain minimum requirements. The plan requires the Company to match 100% of a participant’s contributions up to the first 3% of the participant’s compensation. The Company recorded contribution expense of $4,752 and $4,733 for the years ended December 31, 2016 and 2015, respectively.

10. TRANSACTIONS WITH RELATED PARTIES

The private equity firm CCMP Capital Advisors, LLC (CCMP) and the CPP Investment Board (CPPIB) have membership equity in our Parent. We entered into management fee agreements with CCMP and CPPIB whereby we pay a management fee based on a percentage of CCMP’s and CPPIB’s total capital contributions to our Parent. During 2016, the Company recorded management fee expense for CCMP and CPPIB of $3,500 and $1,500, respectively. During 2015, the Company recorded management fee expense for CCMP and CPPIB of $3,500 and $1,500, respectively.

During the years ended December 31, 2016 and 2015, no management fees were paid to CCMP and CPPIB. During the year ended December 31, 2016, $17,500 and $7,500 were recorded as payable to CCMP and CPPIB, respectively, and are included in other accrued expenses on the accompanying statement of operations. During the year ended December 31, 2015, $14,000 and $6,000, are recorded as payable to CCMP and CPPIB, respectively, and are included in other accrued expenses on the accompanying statement of operations.

As later discussed in Note 14 Liquidity, the Parent has agreed to support the Bay Medical Joint Venture’s cash flow either directly through the joint venture agreement or indirectly through cash management arrangements.

11. INCOME TAXES

For the years ended December 31, the differences between the actual income tax expense and the amount computed by applying the statutory federal rate to the income (loss) before income taxes are as follows:

	2016	2015
Income tax provision
Provision at federal statutory rate	35.0%	35.0%
State income tax provision, net of federal tax effect at statutory rates	0.6	(0.7)
Income attributable to noncontrolling interests from consolidated partnerships	(14.9)	0.2
Permanent differences	2.0	4.3
Increase in valuation allowance	(18.5)	(39.6)

Effective income tax rate	4.2%	(0.8)%

At December 31, the sources of the deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax assets
Accrued incentive plan	$1,504	$1,776
Deferred compensation	6	15
Accrued medical and dental	6,429	5,812
Deferred revenue	44	289
Workers’ compensation	2,091	1,962
Net operating loss carryforward	32,410	56,873
Partnership-basis investment in joint ventures	73,182	57,783
Other	2,498	762

Total deferred tax assets	118,164	125,272
Valuation allowance	(117,662)	(124,656)

Net deferred tax asset	502	616

Deferred tax liabilities
Depreciation	(502)	(616)

Total deferred tax liabilities	(502)	(616)

Deferred income tax assets, net of deferred tax liabilities	$—	$—

The Company had federal and state net operating loss carryforwards of $123,047 and $223,142 at December 31, 2016 and 2015, respectively. The federal net operating loss carryforwards will begin to expire in the year 2031. At December 31, 2016, LHP has recorded a valuation allowance against the net deferred tax assets, because management believes that, after considering all the available evidence, it is more likely than not that the deferred tax assets will not be realized. Tax expense recognized in 2016 and 2015, pertains to current tax expense.

The periods subject to examination for the Company’s federal tax returns are the 2013 through 2016 tax years.

12. LEASES

The Company leases real estate, buildings, vehicles, and equipment under cancelable and noncancelable leases. The leases expire at various times and have various renewal options. For certain leases that meet the lease capitalization criteria in accordance with ASC 840-10, Leases — Overall, assets have been recorded at their fair value at the date of acquisition and liabilities at the net present value of the future minimum lease payments at the inception of the lease. Rental expense on operating leases for the years ended December 31, 2016 and 2015, was $18,151 and $19,804, respectively. Sublease income, included in other revenue, was $3,326 and $3,586 during 2016 and 2015, respectively.

On March 31, 2014, the Company sold real estate associated with Mountainside Hospital and thereafter leased the land and buildings from the acquirer. The deferred gain realized on the sale of $75,648 is being amortized on the straight-line basis over the 15-year life of the lease. The deferred gain balance was $61,778 and 66,821 for the years ended December 31, 2016 and 2015, respectively. The amortization of the gain is recorded as a reduction to rent expense. Rent expense from the sale-leaseback, net of the amortization of the deferred gain, was $4,785 and $4,618, respectively, for the years ended December 31, 2016 and 2015.

Future minimum lease payments, excluding those in Note 8, at December 31, 2016, are as follows:

	Operating Leases	Capital Lease Obligations	Total	Sublease Receipts
2017	$17,282	$2,335	$19,617	$2,179
2018	15,214	243	15,457	943
2019	13,792	244	14,036	183
2020	13,769	244	14,013	59
2021	12,713	244	12,957	59
Thereafter	88,928	1,003	89,931	324

	$161,698	4,313	$166,011	$3,747

Less: Imputed interest portion		(884)

Obligations under capital leases		$3,429

13. REGULATORY MATTERS

All health care providers are required to comply with a significant number of laws and regulations at the federal and state government levels. These laws are extremely complex, and, in many instances, providers do not have the benefit of significant regulatory or judicial interpretation as to how to interpret and/or apply these laws and regulations. The U.S. Department of Justice and other federal and state agencies are increasing resources dedicated to regulatory investigations and compliance audits of health care providers. As a health care provider, the Company is subject to these regulatory efforts. Health care providers that do not comply with these laws and regulations may be subject to civil or criminal penalties, the loss of their licenses, or restrictions on their ability to participate in various federal and state health care programs. We endeavor to conduct our business in compliance with applicable laws and regulations, including health care fraud and abuse laws.

As a result of our hospitals’ state licensures and certifications under the Medicare and various Medicaid programs, we are subject to regular reviews, surveys, audits, and investigations conducted by, or on behalf of, federal and state agencies, including CMS, which are responsible for the oversight of these programs. These agencies’ reviews may include reviews or surveys of our compliance with required conditions of participation regulations. The purpose of these surveys is to ensure that health care providers are in compliance with governmental requirements, including requirements such as adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, compliance with building codes and environmental protection, and health care fraud and abuse. These surveys may identify deficiencies with conditions of participation that require corrective actions to be made by the hospital within a given time frame. If a hospital is not successful in addressing the deficiencies and conditions in a timely manner, CMS reserves the right to deem the hospital to be out of compliance with Medicare conditions of participation and may terminate the hospital from participation in the Medicare program. Termination of a hospital from the Medicare program would have a material adverse effect on our results of operations and cash flows.

Additionally, these agencies may review our compliance with various payment regulations and conduct audits under CMS’s Recovery Audit Contractor (RAC) program. The RAC program has been made permanent and was required to be expanded broadly to health care providers pursuant to the Tax Relief and Health Care Act of 2006. The results of the enhanced medical necessity reviews and the RAC program audits could have an adverse effect on our business, financial position, results of operations, and liquidity. To the extent these reviews result in an adverse finding, we may contest the adverse finding vigorously; however, these matters can result in significant legal expense and consume our resources.

14. COMMITMENTS AND CONTINGENCIES

Legal

The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damage for personal injuries, medical malpractice, breach of contract, wrongful restriction of or interference with physicians’ staff privileges, and employment-related claims. In certain of these actions, plaintiffs request payment for damages, including punitive damages that may not be covered by insurance. The Company is currently not a party to any pending or threatened proceedings that, in management’s opinion, would have a material adverse effect on the Company’s business, financial condition, or results of operations.

Liquidity

The Bay Medical Joint Venture has recurring net losses, negative cash flow from operating activities and its current liabilities exceed its current assets. The Parent has agreed to support the Bay Medical Joint Venture’s cash flow needs as necessary either directly through the joint venture agreement or indirectly through cash management arrangements afforded by the cash management agreement between Bay Medical Joint Venture and Legacy Hospital Partners Management Services through March 31, 2018.

15. SUBSEQUENT EVENTS

In March 2017, the Company completed its merger with Ardent Health Services (Ardent), pursuant to the Agreement and Plan of Merger. As a result of the transaction, LHP is now a wholly owned subsidiary of Ardent. Under the terms of the agreement, Ardent will assume LHP’s management and operational responsibilities of its joint ventures.

Report of Independent Auditors

To the Board of Directors of

East Texas Medical Center

Regional Healthcare System

We have audited the accompanying consolidated financial statements of East Texas Medical Center Regional Healthcare System and its subsidiaries, which comprise the consolidated balance sheets as of October 31, 2017, 2016 and 2015, and the related consolidated statements of operations, changes in net assets and cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of East Texas Medical Center Regional Healthcare System and its subsidiaries as of October 31, 2017, 2016 and 2015, and the results of their operations, their changes in net assets and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Notes 2 and 20 to the consolidated financial statements, on March 1, 2018, the Company completed the sale of a significant portion of its operations. The Company will settle its remaining obligations, contribute all remaining assets to the East Texas Medical Center Foundation, and the Company will be dissolved. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

March 14, 2018

East Texas Medical Center Regional Healthcare System and Subsidiaries

CONSOLIDATED BALANCE SHEETS

October 31, 2017, 2016 and 2015

(in thousands)	2017	2016	2015
Assets
Current assets
Cash and cash equivalents	$29,876	$45,855	$103,118
Marketable securities	145,208	196,831	178,130
Current portion of assets limited as to use	61,285	12,442	10,304
Accounts receivable
Patient, net	83,624	85,531	80,551
Supplemental Medicaid receivable	—	5,052	12,694
Other	8,781	11,899	7,743
Supplies	13,389	13,747	13,766
Estimated third-party settlements	—	269	—
Prepaid expenses and other	24,732	11,786	11,770

Total current assets	366,895	383,412	418,076
Assets limited as to use, net of current portion	14,505	49,015	48,365
Long-term investments	8,029	7,916	7,558
Property and equipment, net	307,124	378,759	396,173
Other assets	6,979	7,735	6,954

Total assets	$703,532	$826,837	$877,126

Liabilities and Net Assets
Current liabilities
Accounts payable and accrued expenses	$101,908	$79,034	$77,461
Current portion of notes and bonds payable	304,437	7,619	11,707
Current portion of capital lease obligations	5,315	8,519	10,613
Supplemental Medicaid payable	7,499	—	—
Current portion of estimated malpractice costs	10,758	2,928	3,132
Deferred revenue	887	840	814
Estimated third-party settlements	393	—	26

Total current liabilities	431,197	98,940	103,753
Estimated malpractice costs, net of current portion	11,736	6,487	6,215
Notes and bonds payable, net of current portion	—	304,791	329,003
Capital lease obligations, net of current portion	4,703	13,853	20,950
Accrued pension	33,103	44,272	34,523
Other liabilities	849	1,432	779

Total liabilities	481,588	469,775	495,223

Net assets
Unrestricted	213,915	349,146	374,345
Temporarily restricted	5,005	4,892	4,534
Permanently restricted	3,024	3,024	3,024
Total net assets	221,944	357,062	381,903

Total liabilities and net assets	$703,532	$826,837	$877,126

The accompanying notes are an integral part of these consolidated financial statements.

East Texas Medical Center Regional Healthcare System and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended October 31, 2017, 2016 and 2015

(in thousands)	2017	2016	2015
Unrestricted revenue and other support
Patient service revenue (net of contractual allowances and discounts)	$948,563	$973,758	$932,223
Provisions for bad debt	(196,294)	(189,698)	(163,660)

Net patient service revenue less provisions for bad debt	752,269	784,060	768,563
Other revenue	109,170	130,695	100,947

Total revenue and other support	861,439	914,755	869,510

Expenses
Salaries and wages	424,461	415,029	390,897
Employee benefits	98,789	92,554	87,414
Professional fees	63,447	57,536	45,750
Supplies and other expenses	237,877	229,450	211,026
Purchased services	67,773	70,035	67,560
Depreciation and amortization	39,693	51,787	52,344
Held-for-sale impairment charge	58,748	—	—
Interest	17,398	18,469	19,633

Total expenses	1,008,186	934,860	874,624

Loss from operations	(146,747)	(20,105)	(5,114)
Nonoperating losses:
Other than temporary impairment on marketable securities	(1,820)	—	—

Total nonoperating losses	(1,820)	—	—

Revenue and other support in deficit of expenses	(148,567)	(20,105)	(5,114)
Defined benefit pension adjustment	13,035	(5,308)	(5,002)
Unrealized gains (losses) on investments	301	214	(417)
Discontinued operations	—	—	(5,800)

Decrease in unrestricted net assets	$(135,231)	$(25,199)	$(16,333)

The accompanying notes are an integral part of these consolidated financial statements.

East Texas Medical Center Regional Healthcare System and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Years Ended October 31, 2017, 2016 and 2015

(in thousands)	2017	2016	2015
Unrestricted net assets
Revenue and other support in deficit of expenses	$(148,567)	$(20,105)	$(5,114)
Defined benefit pension adjustment	13,035	(5,308)	(5,002)
Unrealized gains (losses) on investments	301	214	(417)
Discontinued operations	—	—	(5,800)

Decrease in unrestricted net assets	(135,231)	(25,199)	(16,333)

Temporarily restricted net assets
Contributions	491	339	336
Investment income	939	236	169
Net assets released from restriction	(1,317)	(217)	(212)

Increase in temporarily restricted net assets	113	358	293

Changes in net assets	(135,118)	(24,841)	(16,040)
Net assets
Beginning of year	357,062	381,903	397,943

End of year	$221,944	$357,062	$381,903

The accompanying notes are an integral part of these consolidated financial statements.

East Texas Medical Center Regional Healthcare System and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended October 31, 2017, 2016 and 2015

(in thousands)	2017	2016	2015
Cash flows from operating activities
Change in net assets	$(135,118)	$(24,841)	$(16,040)
Adjustments to reconcile change in net assets to net cash (used in) provided by operating activities
Depreciation and amortization	39,693	51,787	52,344
Held-for-sale impairment charge	58,748	—	—
Settlement expense	20,649	—	—
Net realized and unrealized (gains) losses on investments	(436)	(330)	355
Other than temporary impairment on marketable securities	1,820	—	—
Loss (gain) on disposal of assets	1,939	—	(1,560)
Defined benefit pension adjustment	(13,035)	5,308	5,002
Restricted contributions	(491)	(339)	(336)
Restricted investment income	(939)	(236)	(169)
Changes in operating assets and liabilities
Patient accounts receivable	1,907	(3,836)	(1,200)
Other account receivable	12,551	7,642	39,831
Supplies	358	19	409
Prepaid expenses and other	(9,828)	(5,316)	1,977
Accounts payable and accrued expenses	2,896	84	(4,033)
Deferred revenue	47	26	(276)
Estimated malpractice costs	13,079	68	880
Estimated third-party settlements	662	(295)	(2,674)
Other assets and liabilities	3,007	5,801	1,491

Net cash (used in) provided by operating activities	(2,491)	35,542	76,001

Cash flows from investing activities
Capital expenditures	(30,005)	(32,048)	(24,280)
Proceeds from sale of fixed assets	—	—	2,000
Purchases of marketable securities	(5,096)	(179,010)	(225,501)
Proceeds from sale of marketable securities	55,143	160,548	46,956
Purchases of investments and assets whose use is limited	(15,929)	(6,234)	(7,542)
Proceeds from sale of investments and assets whose use is limited	1,483	3,088	6,549

Net cash provided by (used in) investing activities	5,596	(53,656)	(201,818)

Cash flows from financing activities
Proceeds from issuance of notes and bonds payable	—	1,025	4,136
Principal payments on notes and bonds payable	(8,160)	(29,513)	(20,764)
Principal payments on capital lease obligations	(12,354)	(11,236)	(12,348)
Restricted contributions	491	339	336
Restricted investment income	939	236	169

Net cash used in financing activities	(19,084)	(39,149)	(28,471)

Net decrease in cash and cash equivalents	(15,979)	(57,263)	(154,288)
Cash and cash equivalents
Beginning of year	45,855	103,118	257,406

End of year	$29,876	$45,855	$103,118

Supplemental disclosure of cash flow information
Interest paid, net of amounts capitalized	$17,468	$18,340	$19,692
Assets acquired through obligations under capital leases	—	2,045	10,023
Property and equipment purchases included in accounts payable	818	1,489	305

The accompanying notes are an integral part of these consolidated financial statements.

East Texas Medical Center Regional Healthcare System and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2017, 2016 and 2015

1. ORGANIZATION

East Texas Medical Center Regional Healthcare System (the “System” or the “Company”) is a corporation organized pursuant to the provisions of the Texas Nonprofit Corporation Act, and is exempt from federal income tax under the provisions of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The System operates as a central location for top management to support and guide the activities of the System’s subsidiaries. The System’s subsidiaries are as follows:

•	East Texas Medical Center (“ETMC”)

•	East Texas Medical Center Athens (“Athens”)

•	East Texas Medical Center Carthage (“Carthage”)

•	East Texas Medical Center Fairfield (“Fairfield”)

•	East Texas Medical Center Foundation (“Foundation”)

•	East Texas Medical Center Healthcare Associates (“501A”)

•	East Texas Medical Center Henderson (“Henderson”)

•	East Texas Medical Center Home Services (“Home Services”)

•	East Texas Medical Center Jacksonville (“Jacksonville”)

•	East Texas Medical Center Pittsburg (“Pittsburg”)

•	East Texas Medical Center Quitman (“Quitman”)

•	East Texas Medical Center Regional Health Services, Inc. (“Services”) and Subsidiaries:

•	Access Direct—A Preferred Provider Network, Inc. (“Access Direct”)

•	Centralized Credentialing Services, Inc. (“Centralized Credentialing”)

•	Healthfirst TPA, Inc. (“TPA”)

•	MM Solutions, Inc. (“MM Solutions”)

•	Paramedics Plus LLC (“Paramedics Plus”)

•	East Texas Medical Center Rehabilitation Hospital (“Rehab”)

•	East Texas Medical Center Specialty Hospital (“Specialty”)

•	East Texas Medical Center Trinity (“Trinity”)

•	East Texas Flight Ambulance (“Air One”)

•	ETMC EMS (“EMS”)

Each of the above entities is exempt from federal income tax under the provisions of section 501(c)(3) of the Internal Revenue Code of 1986, as amended with the exception of Services and its subsidiaries.

The System has locations throughout 9 East Texas counties. The System’s purpose is to provide high quality healthcare services to the residents of the region.

During 2015, the System resolved to cease hospital operations at its Fairfield and Trinity locations upon expiration of the leases for those facilities. The Fairfield lease terminated effective December 31, 2016. The Trinity lease terminated effective August 1, 2017.

During 2014, the System began evaluating the economic feasibility of operations at various locations. Based on the assessment, the System resolved to cease hospital operations at its Clarksville, Gilmer, Crockett, and Mount Vernon locations. ETMC Clarksville, ETMC Crockett, ETMC Gilmer, and ETMC Mt. Vernon were subsidiaries, which operated these facilities. Each of these subsidiaries ceased hospital operations and were dissolved as separate legal entities in 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern Assessment

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Due to noncompliance with our debt covenants existing as of the October 31, 2017 measurement date as further described in Note 11—Notes, Bonds Payable and Obligations Under Capital Leases, on March 1, 2018, our creditors had the ability to declare the principal amount then outstanding under all existing bond issuances to be due and payable immediately. Amounts outstanding under our existing bond issuances as of October 31, 2017 are therefore classified as current liabilities. We do not have access to sufficient cash from our operating sources to retire the resulting debt obligations.

As of October 31, 2017, the System had reached an agreement in principle with AHS East Texas Health System, LLC to sell EMS, Access Direct, Centralized Credentialing, TPA, MM Solutions and the assets and operations of each of the System’s other subsidiaries as described within Note 1—Organization, with the exception of Paramedics Plus and Foundation. The entities subject to the sale represent a significant portion of our operations. Our ability to continue as a going concern is dependent on our ability to complete the sale and to use the proceeds to settle our outstanding obligations then due under our existing bond issuances before they became due and payable on March 1, 2018.

We completed the sale to AHS East Texas Health System, LLC on March 1, 2018. Concurrent with the closure of the sale, the System defeased the remaining principal then outstanding of the Series 2007A and Quitman bonds in the amount of $254.6 million. Additionally, in February 2018, the System called and paid $33.0 million, representing all amounts outstanding under the Pittsburg and Henderson revenue bonds.

Upon the execution of the sale on March 1, 2018, the System has been renamed ETX Successor System (“ETX” or the “System” or the “Company”) and consists of the following remaining subsidiaries, as renamed:

•	ETX Successor Tyler (“ETMC”)

•	ETX Successor Athens (“Athens”)

•	ETX Successor Carthage (“Carthage”)

•	System Foundation (“Foundation”)

•	ETX Successor Healthcare Associates (“501A”)

•	ETX Successor Henderson (“Henderson”)

•	ETX Successor Home Services (“Home Services”)

•	ETX Successor Jacksonville (“Jacksonville”)

•	ETX Successor Pittsburg (“Pittsburg”)

•	ETX Successor Quitman (“Quitman”)

•	ETX Successor Regional Health Services, Inc. (“Services”) and Subsidiary:

•	Paramedics Plus LLC (“Paramedics Plus”)

•	ETX Successor Rehabilitation Hospital (“Rehab”)

•	ETX Successor Specialty Hospital (“Specialty”)

•	ETX Flight Ambulance (“Air One”)

Subsequent to the execution of the sale to AHS East Texas Health System, LLC and the settlement of all outstanding bond obligations, the System had available cash and cash equivalents of $185.0 million on March 1, 2018.

On February 22, 2018, the System entered into an asset purchase agreement with Paramedics Logistics Operating Company, LLC to sell the assets and operations of Paramedics Plus. The agreement contains a March 31, 2018 closing date for the completion of the sale and transfer of ownership.

Upon the completion of the sale of Paramedics Plus, the System will have no remaining revenue-generating operations. The remaining assets of the System will consist primarily of cash, marketable securities, assets limited as to use, and long-term investments. The remaining liabilities and obligations of the System will consist primarily of balances related to supplemental Medicaid payables, estimated medical malpractice, professional and general liability costs, liabilities related to settled litigation, accrued pension, and general operating expenses. These events and conditions are significant in relation to the System’s ability to meet its obligations. Our ability to continue as a going concern is dependent on our ability to use the remaining assets to settle our remaining liabilities and obligations as well as to fund our future operating expenses.

The System purchased a loss portfolio transfer insurance policy on February 28, 2018 for $18.0 million, which provides insurance coverage for any medical malpractice, professional or general liability claims incurred on or prior to February 28, 2018. Additionally, the System purchased extended tail coverage insurance policies on February 28, 2018 for $3.3 million, extending its coverage for other various insurable exposures. The combination of loss portfolio transfer insurance and extended tail coverage insurance covers all existing or new claims which may be brought against the System or its subsidiaries for events occurring prior to March 1, 2018. In addition to the management plans already executed as of March 14, 2018, the date the financial statements were issued, we have plans to pay any amounts determined to be owed to the Medicaid program related to fiscal years 2012 through 2016 upon completion of the customary Medicaid audit and review procedures and to terminate the System’s three frozen pension plans after purchasing annuities to provide monthly benefit payments to beneficiaries and pay any other termination costs. As of October 31, 2017, the System has accrued balances for estimated supplemental Medicaid payable and pension of $19,874,000 and $33,103,000, respectively. Actual costs to resolve these remaining liabilities and obligations could differ from these estimates. All remaining assets will be contributed to the Foundation which will transfer all funds to a charitable trust with the objective of supporting the healthcare needs in the East Texas community. It is anticipated that this process will take at least two years to complete. Upon the completion of this plan, the System will be legally dissolved.

ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, requires that we evaluate whether there is substantial doubt about our ability to meet our financial obligations when they become due during the twelve month period from the date these financial statements are issued. Given that we do not have access to sufficient cash from our operating sources to retire the resulting debt obligations and that after the completion of the sale of Paramedics Plus the System will have no remaining revenue-generating operations, we must then evaluate whether our plans are probable of being executed in a manner sufficient to settle our liabilities and obligations prior to those obligations becoming due and payable, and if executed, that such plans are probable of mitigating the substantial doubt. We have performed such an evaluation and, based on the successful execution of the sale on March 1, 2018 and settlement of the System’s outstanding debt obligations in addition to the results of our assessment of our ability to meet our obligations that remain after the settlement of our debt as they come due, we believe it is probable that our remaining plans will be effectively executed and that such execution mitigates the relevant events and conditions that raise substantial doubt regarding our ability to continue as a going concern within the twelve-month period from the date these financial statements are issued.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the System and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market accounts with original maturities of three months or less when purchased, excluding amounts whose use is limited by board designation or restricted under bond agreements.

Marketable Securities

Marketable securities, which consist primarily of cash and cash equivalents, fixed income securities, US government bonds, and money market funds, have been categorized as other-than-trading and are stated at fair value. Marketable securities available for current operations are classified as current assets. For the purpose of determining gross realized gains and losses, which are included in the consolidated statements of operations, the cost of marketable securities sold is based upon specific identification. Unrealized gains and losses are included as a component of other changes in unrestricted net assets until realized from a sale or other-than-temporary impairment. Other-than-temporary impairment losses are recorded as non-operating losses in the consolidated statements of operations.

Assets Limited as to Use

Investments classified as assets limited as to use are presented in the financial statements at their fair value. Fair values are based on quoted market prices, if available, or estimated using quoted market prices for similar securities.

Realized and unrealized gains and losses on investments are determined by comparison of the actual cost to the proceeds at the time of disposition, or market values as of the end of the financial statement period.

Investment income or loss (including realized gains and losses on investments, interest and dividends) is included in the determination of revenue and other support in deficit of expenses unless the income or loss is restricted by donor. Investment income restricted for specified purposes by donor is recorded as temporarily restricted in the consolidated statements of changes in net assets. Unrealized gains and losses on investments are excluded from the determination of revenue and other support in deficit of expenses unless the investments are trading securities.

Net Patient Service Revenue

Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payers, which includes third-party insurers, Medicare and Medicaid, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payers. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods, as final settlements are determined. We believe the amounts recorded are adequate to provide for any final adjustments.

The System participates in the Medicare and Medicaid programs. Laws and regulations governing these programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near future. We believe that the System is in compliance with all applicable laws and regulations. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs. Refer to Note 16—Commitments and Contingencies for discussion of ongoing litigation relating to alleged noncompliance.

Other Revenue

Other revenue is recognized from services rendered for other than providing health care services to patients. It consists primarily of revenue recognized by the for-profit subsidiaries. Also included in other revenue are proceeds from cafeteria and gift shop sales.

Charity Care

The System provides care to patients who meet certain criteria under its charity care policy without charge or at amounts less than its established rates. Because the System does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

Supplies

Supplies inventory is valued at the lower of cost or market on a first-in, first-out basis.

Property and Equipment

Property and equipment acquisitions are recorded at cost. Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Equipment under capital leases and leasehold improvements are amortized over the lease term or the estimated useful life of the equipment, whichever is shorter. Charges for depreciation and amortization are included in the accompanying consolidated statements of operations. The estimated useful lives of the property and equipment held by the System are as follows:

Land improvements	10–20 Years
Buildings	25–40 Years
Leasehold improvements	5–15 Years
Major movable equipment	5–15 Years
Equipment under capital leases	5 Years
Automobiles and trucks	4 Years

During periods of construction, the System capitalizes interest costs, net of the related interest earnings, on certain assets constructed with the proceeds of the System’s borrowings. The capitalized interest is recorded as part of the asset to which it relates and is depreciated over the asset’s estimated useful life.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the gain or loss is included in the statement of operations.

We evaluate the carrying value of property and equipment to be held-and-used for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. We measure impairment as the amount by which the carrying value exceeds the estimated fair value. Estimated fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved.

Property and equipment to be disposed of by sale are classified as held-for-sale when the applicable criteria are met, and recognized within the consolidated balance sheet at the lower of carrying value or fair value less costs to sell. Depreciation on such assets is ceased on the date the held-for-sale criteria are met.

Intangible Assets

Goodwill represents the excess purchase price over the estimated fair value of net identifiable assets acquired and liabilities assumed from purchased businesses. We assess goodwill for impairment annually at October 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized. Any impairment would be recognized by a charge to income from operations and a reduction in the carrying value of the goodwill.

Donor Restricted Gifts

Unconditional promises to give cash and other assets to the System are reported at fair value at the date the promise is received. Conditional promises to give and indications of intentions to give are reported at fair value at the date the gift is received or the condition has been substantially met. Gifts are reported as either temporarily or permanently restricted support if they are received with donor stipulations that limit the use of the donated assets. When a donor restriction expires, that is, when a stipulated time restriction ends or purpose restriction is accomplished, temporarily restricted net assets are reclassified as unrestricted net assets and reported in the statements of changes in net assets as net assets released from restriction. Donor-restricted contributions whose restrictions are met within the same year as received are reported as unrestricted contributions in the accompanying consolidated statements of operations.

Unrestricted Net Assets

Contributions and gifts which are received with no restrictions or specified uses identified by the grantors or donors are included as unrestricted revenue in the statement of operations of the System when received.

Temporarily and Permanently Restricted Net Assets

Temporarily restricted net assets are those whose use by the System has been limited by donors to a specific period or purpose. Temporarily restricted net assets are available for various healthcare activities and were approximately $5,005,000, $4,892,000, and $4,534,000 at October 31, 2017, 2016, and 2015, respectively.

Permanently restricted net assets have been restricted by donors to be maintained by the System in perpetuity. Permanently restricted net assets are held for the following purposes at October 31, 2017, 2016 and 2015:

(in thousands)
Mobile mammography	$1,596
Nursing education	1,230
Physical therapy	198

$3,024

Revenue and Other Support in Deficit of Expenses

The statement of operations includes revenue and other support in deficit of expenses. Changes in unrestricted net assets which are excluded from revenue and other support in deficit of expenses, consistent with industry practice, include unrealized gains and losses on investments, changes in the defined benefit plan minimum liability, results from discontinued operations and contributions of long-lived assets (including assets acquired using contributions which by donor restriction were to be used for the purposes of acquiring such assets).

Deferred Financing Costs

Financing costs associated with the issuance of the Hospital Revenue Bonds have been capitalized and are being amortized over the period during which the debt is outstanding using the effective interest rate method. During the current year, the System adopted the provisions within ASU 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. Deferred financing costs are included as a direct reduction to the carrying value of notes and bonds payable in the consolidated balance sheets.

Recognition of Professional Liability Expense

As described in Note 9—Self Insurance, the System has established a self-insurance trust for payment of professional liability losses and related costs. Professional liability expense is recognized based on an estimated accrual for known incidents and claims and an estimated accrual for incurred but not reported incidents.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under the new provisions, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The System is currently evaluating the provisions of ASU 2014-09, which are effective for annual reporting periods beginning after December 15, 2017, as amended by ASU 2015-14.

In July 2015, FASB issued ASU 2015-11, Simplifying the Measurement of Inventory. This update requires an entity to measure inventory at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update applies to all inventory with the exception of inventory measured using last-in, first-out (LIFO) or the retail inventory method. The System has evaluated all of the provisions, which are effective for fiscal years beginning after December 15, 2016 and determined it is not expected to have a material impact on the consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, Leases. This update requires lessees to record a lease liability that represents the lessee’s future lease obligation and a right-of-use asset that represents the lessee’s right to use or control of a specified asset for the lease term. The System is currently evaluating the provisions of ASU 2016-02, which are effective for fiscal years beginning after December 15, 2018.

In May 2016, FASB issued ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. This update adds clarification to the new revenue recognition standards issued in ASU 2014-09. The System is currently evaluating the provisions of ASU 2016-12, which are effective for fiscal years beginning after December 15, 2017.

In August 2016, FASB issued ASU 2016-14, Presentation of Financial Statements of Not- for-Profit Entities. This update requires not-for-profit entities to report two classes of net assets, as well as enhances disclosures on board designated funds, liquidity, and functional expenses. The System is currently evaluating the provisions of ASU 2016-14, which are effective for fiscal years beginning after December 15, 2017.

In August 2016, FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides cash flow statement classification guidance. The System is currently evaluating the provisions of ASU 2016-15, which are effective for fiscal years beginning after December 15, 2018.

In December 2016, FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update adds clarification to the new revenue recognition standards issued in ASU 2014-09. The System is currently evaluating the provisions of ASU 2016-20, which are effective for fiscal years beginning after December 15, 2017.

In March 2017, FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires that an employer report the service cost component in the same line item as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The System is currently evaluating the provisions of ASU 2017-07, which are effective for fiscal years beginning after December 15, 2018.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

3. ENDOWMENTS

The System’s endowment consists of approximately five individual donor restricted endowment funds established for a variety of healthcare related purposes. The net assets associated with endowment funds are classified and reported based on the existence or absence of donor imposed restrictions.

The Board of Trustees of the Foundation has interpreted the Uniform Prudent Management of Institutional Funds Act (UPMIFA) as requiring the preservation of the original gift as of the gift date of the donor restricted endowment funds absent explicit donor stipulations to the contrary. As a result of this interpretation, the System classifies as permanently restricted net assets (a) the original value of gifts donated to the permanent endowment, (b) the original value of subsequent gifts to the permanent endowment, and (c) accumulations to the permanent endowment made in accordance with the direction of the applicable donor gift instrument at the time the accumulation is added to the fund. The remaining portion of the donor restricted endowment fund that is not classified in permanently restricted net assets is classified as temporarily restricted net assets until those amounts are appropriated for expenditure by the Foundation in a manner consistent with the standard of prudence prescribed by UPMIFA.

In accordance with UPMIFA, the Foundation considers the following factors in making a determination to appropriate or accumulate donor restricted endowment funds:

(1)	The duration and preservation of the fund.

(2)	The purpose of the organization and the donor restricted endowment fund.

(3)	General economic conditions.

(4)	The possible effect of inflation and deflation.

(5)	The expected total return from income and the appreciation of investments.

(6)	Other resources of the organization, and

(7)	The investment policies of the organization.

Endowment net asset composition by type of fund as of October 31, 2017 follows:

(in thousands)	Unrestricted	Temporarily Restricted	Permanently Restricted	Total
Donor-restricted endowment funds	$—	$3,142	$3,024	$6,166

Changes in endowment net assets for the year ended October 31, 2017 follows:

(in thousands)	Unrestricted	Temporarily Restricted	Permanently Restricted	Total
Endowment net assets at beginning of year	$—	$2,255	$3,024	$5,279

Investment return
Investment income	—	90	—	90
Net appreciation (realized and unrealized)	—	800	—	800

Total investment return	—	890	—	890
Appropriation of endowment assets for expenditure	—	(3)	—	(3)

Endowment net assets at end of year	$—	$3,142	$3,024	$6,166

Endowment net asset composition by type of fund as of October 31, 2016 follows:

(in thousands)	Unrestricted	Temporarily Restricted	Permanently Restricted	Total
Donor-restricted endowment funds	$—	$2,255	$3,024	$5,279

Changes in endowment net assets for the year ended October 31, 2016 follows:

(in thousands)	Unrestricted	Temporarily Restricted	Permanently Restricted	Total
Endowment net assets at beginning of year	$—	$2,061	$3,024	$5,085

Investment return
Investment income	—	187	—	187
Net appreciation (realized and unrealized)	—	15	—	15

Total investment return	—	202	—	202
Appropriation of endowment assets for expenditure	—	(8)	—	(8)

Endowment net assets at end of year	$—	$2,255	$3,024	$5,279

Endowment net asset composition by type of fund as of October 31, 2015 follows:

(in thousands)	Unrestricted	Temporarily Restricted	Permanently Restricted	Total
Donor-restricted endowment funds	$—	$2,061	$3,024	$5,085

Changes in endowment net assets for the year ended October 31, 2015 follows:

(in thousands)	Unrestricted	Temporarily Restricted	Permanently Restricted	Total
Endowment net assets at beginning of year	$—	$1,940	$3,024	$4,964

Investment return
Investment income	—	119	—	119
Net appreciation (realized and unrealized)	—	11	—	11

Total investment return	—	130	—	130
Appropriation of endowment assets for expenditure	—	(9)	—	(9)

Endowment net assets at end of year	$—	$2,061	$3,024	$5,085

Description of amounts classified as permanently restricted net assets and temporarily restricted net assets (endowment only) follows:

(in thousands)	2017	2016	2015
Permanently restricted net assets
The portion of endowment funds that is required to be retained permanently either by explicit donor stipulation or by UPMIFA	$3,024	$3,024	$3,024

Total endowment funds classified as permanently restricted net assets	$3,024	$3,024	$3,024

Temporarily restricted net assets
Term endowment funds	$3,142	$2,255	$2,061

Total endowment funds classified as temporarily restricted net assets	$3,142	$2,255	$2,061

Endowment Funds with Deficits

From time to time, the fair value of assets associated with individual donor-restricted endowment funds may fall below the value of the initial and subsequent donor gift amounts (deficit). When donor endowment deficits exist, they are classified as a reduction of unrestricted net assets. There were no deficits of this nature reported in unrestricted net assets at October 31, 2017, 2016 or 2015.

Return Objectives and Risk Parameters

The Foundation has adopted endowment investment and spending policies that attempt to provide a predictable stream of funding to programs supported by its endowment while seeking to maintain the purchasing power of endowment assets. Under this policy, the return objectives for the endowment assets, measured over a full market cycle, shall be to maximize the return against a blended index, based on the endowment’s target allocation applied to the appropriate individual benchmarks.

Strategies Employed for Achieving Investment Objectives

To achieve its long-term rate of return objectives, the Foundation relies on a total return strategy in which investment returns are achieved through both capital appreciation (realized and unrealized gains) and current yield (interest and dividends). The Foundation targets a diversified asset allocation that places greater emphasis on equity-based investments to achieve its long-term objectives within prudent risk constraints.

Endowment Spending Allocation and Relationship of Spending Policy to Investment Objectives

The Board of Trustees of the Foundation determines the method to be used to appropriate endowment funds for expenditure. The Foundation has a policy of preserving the original gift as an income producing investment only, with a long term goal of providing income from the invested funds for the purpose of funding one or more programs, as directed. In establishing this policy, the Board established investment allocation targets and ranges to achieve a rate of return that would maintain real purchasing power over long periods of time.

4. CHARITY CARE

Of the System’s $236 million, $229 million and $241 million of total charity expenses reported in 2017, 2016 and 2015, respectively, the estimated direct and indirect cost of providing these services was $32 million, $36 million, and $39 million, respectively. The estimated costs of providing charity services are based on a calculation which applies a ratio of costs to charges to the gross uncompensated charges associated with providing care to charity patients. The ratio of cost to charges is calculated based on total expenses divided by gross patient service revenue.

5. NET PATIENT SERVICE REVENUE

Net patient service revenue for the years ended October 31, 2017, 2016 and 2015 is comprised of the following:

	2017
(in thousands)	Third-Party Payers	Self-Pay	Total All Payers
Patient service revenue
(net of contractual allowances and discounts)	$733,414	$215,149	$948,563

	2016
(in thousands)	Third-Party Payers	Self-Pay	Total All Payers
Patient service revenue
(net of contractual allowances and discounts)	$766,319	$207,439	$973,758

	2015
(in thousands)	Third-Party Payers	Self-Pay	Total All Payers
Patient service revenue
(net of contractual allowances and discounts)	$751,826	$180,397	$932,223

The System maintains allowances for uncollectible accounts for estimated losses resulting from a payer’s inability to make payments on accounts. The System assesses the reasonableness of the allowance account based on historical write-offs, cash collections, the aging of the accounts and other economic factors. Accounts are written off when collection efforts have been exhausted. We continually monitor and adjust allowances associated with receivables. The allowance for doubtful accounts at October 31, 2017, 2016 and 2015 was approximately $194,544,000, $184,284,000, $178,329,000, respectively.

The System has agreements with third-party payers that provide for payments at amounts different from its established rates. The amounts by which the established rates exceed the amounts recoverable from these payers are accounted for as deductions from revenue. A summary of the System’s payment arrangements with major third-party payers follows:

•

Medicare—Inpatient care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge (“PPS”). These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Outpatient services are reimbursed under a prospective payment methodology based on a system of ambulatory payment classifications (“APC”). The System is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the System and audits thereof by the Medicare fiscal intermediary. Any differences between final audited settlements and amounts accrued at the end of the prior reporting period are included in current operations. Net patient service revenue for the years ended October 31, 2017, 2016 and 2015 increased by approximately $2,686,000, decreased by $13,000, and increased by $1,625,000, respectively, related to changes in amounts previously estimated as a result of final settlements and revisions to cost report estimates. Medicare cost reports have been audited and settled by the fiscal intermediary through 2013 for Mt. Vernon, Henderson, and Jacksonville; through 2014 for Tyler, Gilmer, and Rehab; through 2015 for Athens, Carthage, Clarksville, Crockett, Pittsburg, Trinity, Quitman, and Fairfield; and through 2016 for Specialty.

For the years ended October 31, 2017, 2016 and 2015, 34%, 32%, and 35%, respectively, of total net patient service revenue resulted from the Medicare program.

•	Medicaid—Inpatient acute care services are reimbursed under the Medicaid PPS system and outpatient services are reimbursed under a cost reimbursement methodology. The System’s outpatient services are reimbursed at a tentative rate with final settlement determined after submission of annual cost reports by the System and audits thereof by the Medicaid fiscal intermediary. Any differences between final audited settlements and amounts accrued at the end of the prior reporting period are included in current operations. Net patient service revenue increased by $66,000 for the year ended October 31, 2017, remained the same for the year ended October 31, 2016, and decreased by $567,600 for the year ended October 31, 2015 related to changes in amounts previously estimated as a result of final settlements and revisions to cost report estimates. Medicaid cost reports have been audited and settled by the fiscal intermediary through 2012 for Jacksonville, Crockett, Pittsburg, Mt. Vernon, and Tyler; through 2013 for Athens, Gilmer, and Henderson; through 2014 for Rehab, Fairfield, Clarksville, and Trinity; and through 2015 for Carthage and Quitman.

For the years ended October 31, 2017, 2016, and 2015, 10%, 13%, and 12%, respectively, of total net patient service revenue resulted from the Medicaid program.

•

Other—The System has also entered into payment agreements with certain commercial insurance carriers and preferred provider organizations. The basis for payment to the System under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

For the year ended October 31, 2017, 33% of total net patient service revenue resulted from commercial insurance carriers and preferred provider organizations. For both years ended October 31, 2016 and 2015, 34% of total net patient service revenue resulted from commercial insurance carriers and preferred provider organizations.

•

Self Pay—The System has an uninsured patient policy covering all System hospitals. Under the terms of this policy, a discount from each hospital’s established rates is made available to uninsured patients who do not qualify for charity care. Effective March 1, 2017, the uninsured patient discount rate was 75%. Prior to this effective date, the discount rate was 60%. The discounts given to self pay patients are accounted for as deductions from revenue.

The System participates in the Medicaid disproportionate share hospital (DSH) funding program, established by the State of Texas and administered by the Health and Human Services Commission (HHSC), which created additional federal matching funds to increase access to healthcare by Texas’s indigent patients and defray the cost of treating indigent patients. Funds are distributed to hospitals providing a high volume of services to Medicaid and uninsured patients.

The System also participates in the Texas Medicaid Section 1115 Waiver program (Waiver). The Waiver program provides for two pools of funds, an uncompensated care pool (UC pool) and a delivery system reform incentive payment pool (DSRIP pool). To receive payments from the UC pool, a hospital must submit an application estimating its uncompensated costs for services provided to Medicaid and uninsured patients. The DSRIP pool provides payments to hospitals upon achieving certain goals and metrics that are intended to increase access to health care, improve the quality of care, and enhance the health of patients and families they serve.

For the years ended October 31, 2017, 2016 and 2015, the System recognized total DSH and Waiver revenues of $33,271,000, $70,060,000 and $52,450,000, respectively, which is included in net patient service revenue. Unsettled amounts are recorded as supplemental Medicaid receivables or payables in the accompanying consolidated balance sheets. We have recorded a Supplemental Medicaid payable of $7,499,000 at October 31, 2017 and a Supplemental Medicaid receivable of $4,993,000, and $12,622,000 at October 31, 2016 and 2015, respectively.

6. INVESTMENTS

Assets Limited as to Use

Under Indenture Agreements

Assets limited as to use under indenture agreements are trust funds set up under the terms of bond indentures. The System is required to maintain a debt service reserve fund at a minimum amount specified in the indenture agreement.

Internally Designated for Capital Acquisition

Assets internally designated for capital acquisition represent funds set aside by the board of directors to fund future purchases of property and equipment.

Self-Insurance

Assets internally designated for self-insurance programs represent funds set aside by the board of directors to fund the System’s self-insurance programs, including professional liability and health benefits.

The fair value and composition of assets limited as to use at October 31, 2017, 2016 and 2015 are set forth below:

(in thousands)	2017	2016	2015
Internally designated for capital acquisition
Certificates of deposit	$2,883	$2,870	$2,758

Held by trustees under indenture agreements
Cash and mutual funds	41,127	38,197	37,947
US government obligations	7,878	—	—

	49,005	38,197	37,947
Held by trustees for self-insurance
Cash and mutual funds	14,267	11,875	11,371
Certificates of deposit	3,824	2,806	2,230
US government obligations	2,259	1,835	829
Municipal bonds and notes	2,822	3,137	3,019
Corporate bonds and notes	730	737	515

	23,902	20,390	17,964
Total assets limited as to use	75,790	61,457	58,669
Less: Assets limited as to use, required for current liabilities	61,285	12,442	10,304

Assets limited as to use, net of current portion	$14,505	$49,015	$48,365

Marketable Securities

The amortized cost and fair value of the System’s marketable securities at October 31, 2017 are summarized as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Certificates of deposit	$11,939	$9	$(18)	$11,930
US government obligations	106,087	—	(1,672)	104,415
Municipal bonds and notes	3,540	21	(7)	3,554
Corporate bonds and notes	25,364	68	(123)	25,309

Total marketable securities	$146,930	$98	$(1,820)	$145,208

The System’s investment policy governing other-than-trading marketable securities precludes the investment portfolio managers from selling any security at a loss without prior authorization from the System. The investment managers also limit the exposure to any one issue, issuer or type of investment. The System performed an other-than-temporary impairment analysis for securities in an unrealized loss position as of October 31, 2017 and determined that it does not have the intent or ability to hold the other-than-trading marketable securities long enough to allow for the recovery of temporary declines in the market value of the marketable securities in an unrealized loss position. As a result, an other-than-temporary impairment loss in the amount of $1,820,000 was recorded in the consolidated statement of operations in 2017. No other-than-temporary impairment losses were recorded in 2016 or 2015.

Long-Term Investments

Investments that are not available for current operations are classified as long-term investments. The fair values of long-term investments at October 31, 2017, 2016 and 2015 are summarized as follows:

(in thousands)	2017	2016	2015
Mutual funds	$3,096	$3,566	$3,220
Marketable debt securities	631	622	656
Marketable equity securities	4,302	3,728	3,682

Total long-term investments	$8,029	$7,916	$7,558

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported on the consolidated balance sheets and statements of operations.

Investment Income

Interest income and realized gains and losses on the sale of other-than-trading marketable securities, long-term investments, and assets limited as to use are included in other revenue in the statement of operations and are comprised of the following for the years ended October 31, 2017, 2016 and 2015:

(in thousands)	2017	2016	2015
Income
Interest income	$3,378	$3,500	$2,107
Net realized (losses) gains on the sale of securities	(57)	25	2

Investment income	$3,321	$3,525	$2,109

7. PROPERTY AND EQUIPMENT

Property and equipment at October 31, 2017, 2016 and 2015 are summarized as follows:

(in thousands)	2017	2016	2015
Land and land improvements	$34,728	$35,142	$35,107
Buildings	513,754	538,162	529,240
Leasehold improvements	30,561	35,920	34,179
Major moveable equipment	446,087	448,473	433,224
Equipment under capital leases	63,850	63,850	61,600
Automobiles and trucks	26,270	25,200	24,399

	1,115,250	1,146,747	1,117,749
Less: Accumulated depreciation and amortization	(758,464)	(774,264)	(733,189)

	356,786	372,483	384,560
Less: Held-for-sale impairment	(57,748)	—	—
Equipment deposits and construction in progress	8,086	6,276	11,613

Property and equipment, net	$307,124	$378,759	$396,173

No interest costs were capitalized during construction for the years ended October 31, 2017, 2016 and 2015.

Depreciation and amortization expense for the years ended October 31, 2017, 2016 and 2015 was $39,693,000, $51,787,000 and $52,344,000, respectively. Accumulated amortization for facilities and equipment under capital lease obligations was $51,876,000, $48,257,000 and $45,717,000 at October 31, 2017, 2016 and 2015, respectively.

As described within Note 19—Discontinued Operations, in 2017, we committed to a plan to sell substantially all assets and operations of the System’s hospital and Texas-based EMS operations, as well as the System’s Paramedics Plus operations in two separate transactions and concluded that the disposal groups met the required criteria for classification as held-for-sale. The disposal groups were measured at the lower of their carrying value or fair value less costs to sell. In accordance with the order of impairment testing required by ASC 360-10, the carrying value of the disposal groups were adjusted based on the results of impairment tests performed over other assets and goodwill. Utilizing a market approach which primarily uses merger and acquisition activity, we evaluated the fair value less costs to sell the disposal groups. Based on the excess of carrying value compared to the fair value less costs to sell, we recorded impairments of property and equipment to be disposed of by sale totaling $57,748,000 for the year ended October 31, 2017 which is included in the consolidated statement of operations as an held-for-sale impairment charge. Depreciation on assets related to the hospital and Texas-based EMS operations and Paramedics Plus operations was discontinued upon meeting the held-for-sale criteria on September 7, 2017 and July 17, 2017, respectively.

8. OTHER ASSETS

Other assets at October 31, 2017, 2016 and 2015 are summarized as follows:

(in thousands)	2017	2016	2015
Goodwill	$—	$1,000	$1,000
Long-term benefit plan asset	258	—	237
Other assets	6,721	6,735	5,717

	$6,979	$7,735	$6,954

Under the provisions of ASC 350-10, Intangibles-Goodwill and Other, goodwill is not amortized. Rather, an entity’s goodwill is subject to periodic impairment testing. ASC 350 requires that an entity test goodwill for impairment at least on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Accordingly, we perform our goodwill test annually in the fourth quarter and between annual tests whenever we identify certain triggering events or circumstances that would more likely than not reduce the fair value below its respective carrying value.

As described in additional detail within Note 19—Discontinued Operations, in 2017, we committed to a plan to sell substantially all assets and operations of the System and concluded that the disposal groups met the required criteria for classification as held-for-sale. We identified this as a triggering event requiring an interim impairment evaluation. As a result, we performed the first step of the goodwill impairment test, which compares the disposal groups’ fair value to its carrying amount to identify potential impairment after considering the need for any impairment write-downs to other assets of the disposal group in accordance with the order of impairment testing required by ASC 360-10.

We apply judgment in determining the fair value of our disposal groups and their underlying assets and liabilities, including any unrecognized intangible assets for purposes of performing the goodwill impairment test. We concluded that the carrying amount of the disposal groups exceeded their estimated fair values and our evaluation resulted in a non-cash goodwill impairment charge of $1,000,000 which is included in held-for-sale impairment charge in the consolidated statement of operations.

9. SELF-INSURANCE

The System is self-insured with respect to medical malpractice, professional and general liability risk for claims up to $2 million per occurrence and $6 million in the aggregate per policy year. Losses from asserted and unasserted claims identified under the System’s incident reporting system are accrued based on estimates that incorporate the System’s past experience, as well as other considerations including the nature of each claim or incident and relevant trend factors. Accrued malpractice losses have been discounted at 2%. The amount of the discount was approximately $1,030,000, $703,000 and $642,000 at October 31, 2017, 2016 and 2015, respectively.

The System has established a revocable trust fund for the payment of medical malpractice claim settlements. Professional insurance consultants have been retained to assist the System with determining amounts to be deposited in the trust fund. An actuarially determined accrual for possible losses attributable to incidents that may have occurred but have not been identified under the incident reporting system has been made. The ultimate cost to settle all the asserted and unasserted claims against the System may vary, perhaps substantially, from the amounts recorded.

The System is a nonsubscriber to the Texas Worker Compensation program, and as such, it is not subject to the requirements for providing worker compensation insurance to its employees. The System does participate in a self-insurance program for the purpose of providing injury and lost wage benefits to employees. The System administers the employee injury benefits plan and pays all claims out of operations. The System accrues an estimated liability for possible losses for claims incurred but not reported.

The System also participates in a self-insurance program for the purpose of providing group medical insurance to employees and their dependents. A third-party administrator administers the plan and the amounts funded have been placed in a self-insurance fund. The System accrues an estimated liability for possible losses for claims incurred but not reported.

10. BENEFIT PLANS

The System maintains three noncontributory, tax-qualified defined benefit pension plans. Benefits under the plans are frozen for all participants. The plans’ benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during the final years of employment. The System’s funding policy is to make annual contributions to satisfy the Internal Revenue Service’s funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

The System uses an October 31 measurement date for its plans.

The combined employee pension plans’ obligations, plan assets and funded status as determined by the actuarial valuation at October 31, 2017, 2016 and 2015 are presented in the following table:

(in thousands)	2017	2016	2015
Change in benefit obligations
Benefit obligations at beginning of year	$131,288	$129,110	$131,129
Service cost	1,740	1,267	685
Interest cost	4,062	4,572	5,148
Actuarial (gain) loss	1,303	7,465	4,426
Benefits paid	(3,879)	(3,229)	(2,872)
Settlements	(12,746)	(7,897)	(9,406)

Benefit obligations at end of year	$121,768	$131,288	$129,110

Change in plan assets
Fair value of plan assets at beginning of year	$87,016	$94,824	$103,077
Actual return on plan assets	14,232	3,318	2,410
Employer contributions	4,301	—	1,616
Benefits paid	(3,879)	(3,229)	(2,872)
Settlements	(12,746)	(7,897)	(9,407)

Fair value of plan assets at end of year	$88,924	$87,016	$94,824

Funded status
Accumulated benefit obligation at end of year	$121,768	$131,288	$129,110

Projected benefit obligation at end of year	$121,768	$131,288	$129,110
Fair value of plan assets	88,924	87,016	94,824

Funded status	$(32,844)	$(44,272)	$(34,286)

(in thousands)	2017	2016	2015
Amounts not yet recognized as components of net periodic benefit cost
Unrecognized net actuarial loss	$28,195	$41,230	$35,922

	$28,195	$41,230	$35,922

(in thousands)	2017	2016	2015
Amounts recognized in balance sheets
Noncurrent asset (recorded in other assets)	$258	$—	$237
Noncurrent liability (recorded in long-term liabilities)	(33,102)	(44,272)	(34,523)

Noncurrent liability	$(32,844)	$(44,272)	$(34,286)

Net periodic benefit cost
Service cost	$1,740	$1,267	$685
Interest cost	4,062	4,572	5,148
Expected return on plan assets	(6,738)	(7,089)	(8,035)
Net loss	3,891	3,427	2,679
Settlements	2,953	2,502	2,519

Net periodic benefit cost	$5,908	$4,679	$2,996

Other changes in plan assets and benefit obligations recognized as changes to unrestricted net assets
Net loss	$(6,191)	$11,237	$10,200
Amortization of net gain (loss), including settlement	(6,844)	(5,929)	(5,198)

Total change to unrestricted net assets	$(13,035)	$5,308	$5,002

The amount recognized in unrestricted net assets that is expected to be reflected in expense during the next fiscal year is approximately $2,780,000.

Weighted-average assumptions used to determine the benefit obligation at October 31 are as follows:

	2017	2016	2015
Discount rates	3.35%	3.20%	4.04%
Rates of increase in compensation levels	N/A	N/A	N/A

Weighted-average assumptions used to determine the net periodic benefit cost at October 31 are as follows:

	2017	2016	2015
Discount rate	3.20%	4.04%	3.91%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	N/A	N/A	N/A

The System determines the discount rate assumption by using a yield curve calculation for each plan. For this purpose, the Citigroup Pension Discount Curve is utilized.

The System employs a building block approach in determining the expected long-term rate of return on plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

Plan Assets

The following tables show the quantitative disclosures under ASC 820 regarding the fair value of the defined benefit plan’s investments as of October 31, 2017, 2016 and 2015.

	2017
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust
Equity securities	$—	$66,723	$—	$66,723
Debt securities	—	21,312	—	21,312
Other	—	889	—	889

	$—	$88,924	$—	$88,924

	2016
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust
Equity securities	$—	$65,262	$—	$65,262
Debt securities	—	20,884	—	20,884
Other	—	870	—	870

	$—	$87,016	$—	$87,016

	2015
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust
Equity securities	$—	$71,118	$—	$71,118
Debt securities	—	21,810	—	21,810
Other	—	1,896	—	1,896

	$—	$94,824	$—	$94,824

The System’s pension plan weighted-average asset allocations held in the Texas Hospital Association Retirement Trust (THA Trust) at fair value at October 31, 2017, 2016 and 2015 by asset category are as follows:

	2017	2016	2015
Asset category
Equity securities	75%	75%	75%
Debt securities	24	24	23
Other	1	1	2

	100%	100%	100%

The System employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio in THA Trust contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

The System’s pension plan interest in the THA Trust is considered a Level 2 asset from the perspective of the plans; that is, its fair value is measurable with significant observable inputs for the years ended October 31, 2017, 2016 and 2015. All assets in the THA Trust are Level 1 assets from the perspective of the THA Trust; that is, the fair value of all THA Trust assets are measurable with quoted prices in active markets for identical assets.

Contributions

The System plans not to contribute to its qualified plans during 2018.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
2018	$9,135
2019	9,293
2020	9,347
2021	9,836
2022	7,625
2023 – 2027	35,883

Employee Defined Contribution Plan

The System maintains a defined contribution retirement plan covering all employees with one or more years of service. Employee contributions are allowed based on a percentage of the employee’s salary as defined by the plan document. Participants are fully vested in their voluntary contributions plus actual earnings thereon. Employee contributions are invested in various funds held for qualified participants. The System matches up to 3% of the employees’ compensation. Participants are fully vested in matching contributions after three years. For the years ended October 31, 2017, 2016 and 2015, the System contributed approximately $6,189,000, $5,975,000 and $6,200,000, respectively, to the defined contribution plan.

11. NOTES, BONDS PAYABLE AND OBLIGATIONS UNDER CAPITAL LEASES

Notes, bonds payable and obligations under capital leases of the System consist of the following at October 31, 2017, 2016 and 2015:

(in thousands)	2017	2016	2015
Series 2007 A bonds payable with interest rates ranging from 5% to 5.37%, maturing through November 2037, collateralized by pledged revenues, deed of trust and security agreement	$238,000	$244,155	$250,015
Quitman revenue bonds payable with an interest rate of 6%, maturing through November 2041, collateralized by pledged revenues, deed of trust and security agreement	35,750	35,750	35,750
Pittsburg revenue bonds with interest rates ranging from 5.5% to 5.65%, maturing through November 2033, collateralized by pledged revenues, deed of trust and security agreement	30,850	31,900	32,855
Henderson revenue bonds with interest rate of 2.25%, maturing through June 2021, collateralized by pledged revenues, deed of trust and security agreement	3,740	4,052	4,346
Notes payable with interest rates ranging from 0% to 3.85%, maturing through November 2023, collateralized by equipment, buildings and land	—	643	9,194
Note payable, due September 2019, payable monthly plus interest at 3.65%, collateralized by buildings and land	—	—	854
Note payable, due January 2027, payable monthly plus interest at 3.75%, collateralized by buildings and land	—	—	4,680
Note payable, due December 2016, payable monthly plus interest at 3.4%, collateralized by buildings and land	—	—	893
Note payable, due July 2016, payable monthly plus interest at 3.85%, collateralized by equipment	—	—	1,230
Note payable, due July 2019, payable monthly plus interest at 3.85%, collateralized by buildings and land	—	—	991
Note payable, due September 2024, payable monthly plus interest at 4.85%, collateralized by buildings and land	—	—	4,180
Obligations under capital leases	10,018	22,372	31,563

Total notes, bonds payable and obligations under capital leases	318,358	338,872	376,551
Less: Current portion	309,752	16,138	22,320

Total notes, bonds payable and obligations under capital leases, net of current portion	8,606	322,734	354,231
Less: Debt issuance costs	(3,903)	(4,090)	(4,278)

Total notes, bonds payable and obligations under capital leases, net of current portion and debt issue costs	$4,703	$318,644	$349,953

Series 2007A Bonds

The $283,865,000 principal amount of Series 2007A Bonds were issued in November 2007 in order to (1) refund the System’s Series 1993 A/B Bonds outstanding in the aggregate principal amount of $38,890,000, Series 1997 A, B, and C Bonds outstanding in the aggregate principal amount of $100,240,000, (2) advance refund the System’s Series 1997 D Bonds outstanding in the aggregate principal amount of $48,750,000, (3) finance the acquisition, construction, and improvement of certain health facilities and equipment, and (4) pay certain costs of issuance of the bonds.

A portion of the Series 2007A Bonds is due each November 1, through 2037. The interest rate on the Series 2007A Bonds ranges from 5.0% to 5.375%. As security to the bondholders, the System granted to the Bond Master Trustee, a deed of trust lien on and security interest in, certain real property and equipment, in Tyler, Athens and Jacksonville. Additionally, the System granted to the Bond Master Trustee a security interest in all revenues and receipts of all of its subsidiary organizations.

The Series 2007A Bonds are subject to optional redemption by the System, in whole or in part on November 1, 2017 or on any date thereafter at a redemption price equal to the principal amount to be redeemed plus accrued unpaid interest.

Quitman Bonds

The $35,750,000 principal amount of Series 2011 Wood County Central Hospital District Revenue Bonds was issued for the purpose of providing funds to construct and equip a new hospital facility in Quitman, Texas. A portion of the bonds become due beginning November 1, 2038 through 2041. The interest rate is 6%. The bonds are collateralized in parity with the Series 2007A Bonds.

Pittsburg Bonds

Series 2007, 2008, 2009 and 2009A Camp County ETMC Pittsburg Hospital Revenue Bonds in the aggregate principal amount of $37,000,000 were issued for the purpose of providing funds to construct and equip a new hospital facility in Pittsburg, Texas. A portion of the bonds is due each November 1 through 2033. The interest rates range from 5.5% to 5.65%. The bonds are collateralized in parity with the Series 2007A Bonds.

Henderson Bonds

On September 9, 2009, the System assumed Henderson Memorial Hospital’s Series 2006 Bonds. The Series 2009A Henderson Note in the principal amount of $5,831,618 was issued to evidence the obligation of the System in connection with the Series 2006 Bonds. On August 1, 2011, the System refinanced the bonds. A portion of the bonds become due monthly, maturing June 1, 2021. The interest rate is variable, set at prime plus 2%. The interest rate at October 31, 2017 was 6.25%. The note is collateralized in parity with the Series 2007A Bonds.

Debt Covenants

The Series 2007A Bonds contain certain covenants which the System is required to meet. The most significant of these covenants include a rate covenant, a capitalization covenant and a liquidity covenant.

Under the rate covenant, the System is required to maintain a ratio of available revenues to maximum annual debt service requirements that is greater than 110%. The capitalization covenant requires the System to maintain a ratio of debt to total capitalization of less than 70%. The liquidity covenant requires the System to maintain a minimum of 65 days of unrestricted cash on hand. The System was not in compliance with the rate covenant at the October 31, 2017 measurement date. As a result of this noncompliance with our debt covenants existing as of the October 31, 2017 measurement date, on March 1, 2018, our creditors have the ability to declare the principal amount then outstanding under all existing bond issuances to be due and payable immediately. Amounts outstanding under our existing bond arrangements are therefore classified as current liabilities.

On March 1, 2018, the System defeased the remaining principal then outstanding of the Series 2007A and Quitman bonds. Additionally, the System called and paid all amounts outstanding under the Pittsburg and Henderson revenue bonds in February 2018.

Long-Term Obligations Scheduled Repayments

Maturities of bonds payable and capital lease obligations are as follows:

(in thousands)	Bonds Payable	Capital Lease Obligations
Years Ending October 31,
2018	$308,340	$5,605
2019	—	3,374
2020	—	1,385
2021	—	81
2022	—	—
Thereafter	—	—

Total bonds payable and capital lease obligations	308,340	10,445
Less: Amount representing interest	—	(427)

Total bonds payable and capital lease obligations, net of interest	308,340	10,018
Less: Debt issue costs	(3,903)	—

Total bonds payable and capital lease obligations, net of interest and debt issue costs	304,437	10,018
Less: Current maturities	(304,437)	(5,315)

Total bonds payable and capital lease obligations, net of interest and current maturities	$—	$4,703

In December 2017, the System terminated all capital lease agreements and repaid all amounts outstanding in full.

12. LEASE COMMITMENTS

The System leases various equipment under operating leases expiring in various years. Minimum rental commitments under operating leases having initial or remaining non-cancelable terms of more than one year at October 31, 2017 are as follows:

(in thousands)
2018	$11,300
2019	10,814
2020	10,435
2021	9,508
2022	8,951
Thereafter	8,608

Total future minimum lease payments	$59,616

Total rental expense for the years ended October 31, 2017, 2016 and 2015 was $11,979,000, $12,154,000 and $12,034,000, respectively, and is included in purchased services in the accompanying consolidated statements of operations.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets at October 31, 2017, 2016 and 2015 for cash and cash equivalents, assets limited as to use, patient accounts receivable, supplies, prepaid expenses and other, long-term investments, accounts payable, accrued expenses and estimated third-party settlements approximate their fair value.

The fair value of the System’s notes, bonds payable and capital lease obligations at October 31, 2017, 2016 and 2015 is as follows:

	2017
(in thousands)	Carrying Amount	Fair Value
Notes, bonds payable and capital lease obligations	$318,358	$317,858

	2016
(in thousands)	Carrying Amount	Fair Value
Notes, bonds payable and capital lease obligations	$338,872	$315,750

	2015
(in thousands)	Carrying Amount	Fair Value
Notes, bonds payable and capital lease obligations	$376,551	$348,474

The fair value of the System’s bonds payable and capital lease obligations is estimated using discounted cash flow analyses, based on the current incremental borrowing rates for similar types of borrowing arrangements.

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the System has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs.

The use of the above described methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the System believes the valuation methods used in this report are appropriate and consistent with other market participants, the use of the different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents the assets and liabilities measured at fair value on a recurring basis at October 31, 2017, 2016 and 2015 categorized by the level of inputs used in valuation of each asset.

	2017 Fair Value Measurements
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents	$29,876	$—	$—	$29,876
Marketable securities
Certificates of deposit	—	11,930	—	11,930
US government obligations	104,415	—	—	104,415
Municipal bonds and notes	—	3,554	—	3,554
Corporate bonds and notes	—	25,309	—	25,309
Assets limited as to use
Money market funds	55,394	—	—	55,394
Certificates of deposit	—	6,707	—	6,707
US government obligations	10,137	—	—	10,137
Municipal bonds and notes	—	2,822	—	2,822
Corporate bonds and notes	—	730	—	730
Long-term investments
Money market funds	3,096	—	—	3,096
Fixed income	—	631	—	631
Equities	—	4,302	—	4,302

Total assets at fair value	$202,918	$55,985	$—	$258,903

Liabilities
Interest rate swap	$—	$305	$—	$305

Total liabilities at fair value	$—	$305	$—	$305

	2016 Fair Value Measurements
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents	$45,855	$—	$—	$45,855
Marketable securities
Certificates of deposit	—	19,740	—	19,740
US government obligations	127,637	—	—	127,637
Municipal bonds and notes	—	5,152	—	5,152
Corporate bonds and notes	—	44,302	—	44,302
Assets limited as to use
Money market funds	50,072	—	—	50,072
Certificates of deposit	—	5,676	—	5,676
US government obligations	1,835	—	—	1,835
Municipal bonds and notes	—	3,137	—	3,137
Corporate bonds and notes	—	737	—	737
Long-term investments
Money market funds	3,566	—	—	3,566
Fixed income	—	622	—	622
Equities	—	3,728	—	3,728

Total assets at fair value	$228,965	$83,094	$—	$312,059

Liabilities
Interest rate swap	$—	$497	$—	$497

Total liabilities at fair value	$—	$497	$—	$497

	2015 Fair Value Measurements
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents	$103,118	$—	$—	$103,118
Marketable securities
Certificates of deposit	—	15,183	—	15,183
US government obligations	116,198	—	—	116,198
Municipal bonds and notes	—	5,101	—	5,101
Corporate bonds and notes	—	41,648	—	41,648
Assets limited as to use
Money market funds	49,318	—	—	49,318
Certificates of deposit	—	4,988	—	4,988
US government obligations	829	—	—	829
Municipal bonds and notes	—	3,019	—	3,019
Corporate bonds and notes	—	515	—	515
Long-term investments
Money market funds	3,220	—	—	3,220
Fixed income	—	656	—	656
Equities	—	3,682	—	3,682

Total assets at fair value	$272,683	$74,792	$—	$347,475

Liabilities
Interest rate swap	$—	$588	$—	$588

Total liabilities at fair value	$—	$588	$—	$588

As of October 31, 2017, the System maintains a swap with a notional amount of $4,026,000 that is set to expire on June 1, 2021. The liability was recorded within other liabilities and the related change in value of approximately $192,000 was recorded in other revenue within the accompanying consolidated statement of operations. The fair value of the interest rate swap is based primarily on quotes from banks.

14. INCOME TAXES

The System has income from certain affiliated organizations and operations which are taxable for federal and state income tax purposes. The following entities are included in the consolidated group: East Texas Medical Regional Health Services, Inc., Centralized Credentialing Services, Inc., Healthfirst TPA, Inc., Graphics Plus, First Choice Management Services, Access Direct, MM Solutions, Inc., Paramedics Plus LLC, Fleet Plus LLC and Health Benefit Network. These subsidiaries follow ASC 740, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. At October 31, 2017 and 2016, there was a deferred tax liability of $1,620,000 and $1,461,000, respectively, and at October 31, 2015 there was a deferred tax asset of $481,000. The increase in the net deferred tax liability between October 31, 2017 and 2016 and the decrease in the net deferred tax asset between October 31, 2016 and October 31, 2015 is primarily due to temporary tax differences. As of October 31, 2017, the System had taxes payable of $762,000. As of October 31, 2016 and 2015, the System had prepaid taxes of $1,372,000 and $25,000, respectively. In addition, the System recorded income tax expense related to its taxable operations of approximately $771,000, $2,285,000 and $1,941,000 for the years ended October 31, 2017, 2016 and 2015, respectively. The 2017, 2016 and 2015 expenses relate primarily to federal income tax. These amounts are reflected in supplies and other expenses in the accompanying consolidated statements of operations.

As of October 31, 2017, ETMC had no uncertain tax positions. ETMC files tax returns in the U.S. federal jurisdiction, Texas, Florida, Indiana, California and Oklahoma. ETMC is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to October 31, 2010. The System’s policy is to include interest and penalties related to uncertain tax positions as a component of income tax expense.

15. HOSPITAL OPERATING AGREEMENTS

The System leases the land and buildings operated by certain of its affiliated entities. Substantially all leased premises and improvements revert back to the lessors upon expiration of the leases. The net book value of the leased premises and improvements totaled approximately $87,642,000, $115,792,000 and $126,260,000 at October 31, 2017, 2016 and 2015, respectively.

Capital Lease Agreements

East Texas Medical Center Athens

On January 1, 1983, Athens leased all land, buildings, improvements and equipment from the Henderson County Hospital Authority (“HCHA”), who had leased it from Henderson County, Texas. The lease term is for thirty years with a provision for six additional ten-year extension options which may be exercised by Athens by giving six months notice prior to the initial lease term or any renewal term. Athens exercised three of the ten-year extension options in November 2005, extending the lease to December 31, 2042.

East Texas Medical Center Pittsburg

On December 1, 1983, Pittsburg leased all land, buildings, improvements, and equipment from the Camp County, City of Pittsburg, Texas, Hospital Board for an initial term of ten years with a provision for two additional ten-year automatic extensions. On December 1, 2007, Pittsburg entered into a new lease with Camp County, Texas. The new lease expires on October 31, 2037.

East Texas Medical Center Quitman

On June 1, 1998, Quitman leased substantially all land, buildings and equipment from Wood County Central Hospital District for an initial term of ten years with a provision for four additional ten-year extensions that were automatic. On November 1, 2011, Quitman entered into a new lease with Wood County Central Hospital District. The lease expires on November 1, 2051 with a provision for one ten-year extension which may be exercised by Quitman by giving twenty-four months’ notice.

Lease obligations related to these capital leases are included in obligations under capital leases disclosed in Note 11—Notes, Bonds Payable and Obligations Under Capital Leases.

Operating Lease Agreements

East Texas Medical Center Carthage

On December 1, 1997, Carthage leased substantially all land, buildings and equipment from Panola County, Texas, for an initial term of ten years with a provision for two additional ten-year extensions that were automatic. On November 14, 2016, Carthage renewed the lease extending the lease to December 1, 2022 with unlimited renewal options. Either party may terminate the lease agreement at any time, by giving 365 days written notice to the other party. Such lease requires the performance of certain covenants including but not limited to new purchases and upgrades at the hospital as needed and as financial constraints allow.

East Texas Medical Center Henderson

On June 1, 2009, Henderson leased substantially all land, buildings, and equipment from Henderson Memorial Hospital for an initial term of fifteen years, expiring May 31, 2024. The lease includes provision for four additional five-year extensions that are automatic unless 180 days written notice is given by Henderson. Such lease requires the performance of certain covenants including but not limited to new purchases and upgrades at the hospital in the amount of approximately $15 million within the first four years. This requirement was met by June 1, 2013. On June 27, 2017 Henderson Memorial Hospital merged with Henderson.

Lease obligations related to these operating leases are included in minimum rental commitments disclosed in Note 12—Lease Commitments.

16. COMMITMENTS AND CONTINGENCIES

Litigation

Malpractice claims have been asserted against the System by various claimants. The claims are in various stages and some may ultimately be brought to trial. The System, with the assistance of its professional insurance consultants, has considered these claims in arriving at the accrual for self-insured medical malpractice, professional and general liability claims asserted and incurred but not reported. This estimated liability is subject to change in future years as additional information becomes available prior to ultimate settlement.

The System is a defendant in various legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we believe that the outcome of the pending litigation will not have a material adverse effect on the System’s consolidated financial statements.

The United States and the State of Oklahoma, on behalf of the Department of Health and Human Services, filed a lawsuit on January 23, 2017 against the System, Services and Paramedics Plus, alleging among other things violations of the False Claims Act and the Anti-Kickback Statute. The complaint alleges that the System and Paramedics Plus entered into an illegal kickback scheme to obtain and retain an ambulance services contract with the Emergency Medical Services Authority (EMSA), an Oklahoma public trust entity. Paramedics Plus had a contract with EMSA during the period 1998 to 2013 for ambulance services in Oklahoma City and Tulsa, Oklahoma. The United States alleges Paramedics Plus paid over $20 million in kickbacks to EMSA during the term of the contract. On February 28, 2018, the System, Services and Paramedics Plus entered into a memorandum of understanding with the United States and the State of Oklahoma that dismisses all claims against the System contained in the lawsuit. Under the terms of the settlement, a payment of $20.6 million will be made by the System to the United States and the State of Oklahoma. Upon the execution of the sale to AHS East Texas Health System, LLC, $30.0 million will be placed in Escrow which will be released to the System upon payment to the United States and the State of Oklahoma. The settlement payment does not constitute an admission of guilt or wrongdoing by the System. A loss contingency for $20.6 million has been recorded in the financial statements as of October 31, 2017 relating to this matter.

Credit Risks

Financial instruments that potentially subject the System to concentration of credit risk consist of cash and cash equivalents and patient accounts receivable. Cash and cash equivalents used in operations consist primarily of cash in financial institution checking accounts and cash held by trustees under self-insurance funding arrangements and indenture agreements. U.S. Treasury obligations and investments in money market mutual funds are also held by trustees under self-insurance funding arrangements and indenture agreements.

At October 31, 2017, 2016 and 2015, the System had deposits in a major financial institution that exceeded Federal Deposit Insurance Corporation insurance limits. We believe that credit risk related to these deposits is minimal.

The System is located in Tyler, Texas, and operates in the surrounding east Texas area. The System grants credit without collateral to its patients, most of whom are local residents and are insured under third-party payer agreements. The composition of net patient accounts receivable at October 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Medicare	32%	33%	27%
Medicaid	6	7	6
Blue Cross	16	16	17
Other third-party payers	46	44	50

	100%	100%	100%

17. RELATED PARTY TRANSACTIONS

The System maintains cash deposits and has approximately $6,104,000 in outstanding debt with a financial institution at October 31, 2015 and no outstanding debt with a financial institution at October 31, 2016 and 2017. An officer of the financial institution is a director of the System. In July 2016, this board member resigned.

18. FUNCTIONAL EXPENSES

The System provides general health care services to residents within its geographic location. Expenses related to providing these services for the years ended October 31, 2017, 2016 and 2015 are as follows:

(in thousands)	2017	2016	2015
Healthcare services	$911,428	$841,803	$786,972
General and administrative	96,758	93,057	87,652

	$1,008,186	$934,860	$874,624

19. DISCONTINUED OPERATIONS

In 2017, System management, along with the Board of Directors, began to consider possible strategic alternatives related to the System’s operations. Management committed to a plan to sell substantially all assets and operations of the System and concluded that the disposal group met the required criteria for classification as held-for-sale. In connection with meeting the held for sale criteria, management additionally concluded that the commitment to sell represented a strategic shift that will have a major effect on the System’s operations and financial results and would thus be reported as discontinued operations.

The guidance within ASC 205 for the presentation of discontinued operations determines that in the period that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities and the results of operations and gain or loss recognized on the discontinued operation shall be presented separately in the balance sheet and statement of operations, respectively. As the components qualifying as discontinued operations represent substantially all of the System operations, the assets and liabilities and related results of operations of the discontinued operations are not collapsed and separately presented on the accompanying consolidated balance sheets and statements of operations, but are disclosed within this footnote.

Components of assets and liabilities from discontinued operations consist of the following as of October 31, 2017, 2016, and 2015:

(in thousands)	2017	2016	2015
Assets
Current assets
Current portion of assets limited as to use	$4,317	$4,903	$3,471
Accounts receivable
Patient, net	83,624	85,531	80,551
Supplemental Medicaid receivable	12,375	10,486	19,592
Other	8,781	11,899	7,743
Supplies	13,389	13,747	13,766
Prepaid expenses and other	12,737	10,935	10,943

Total current assets from discontinued operations	135,223	137,501	136,066
Noncurrent assets
Property and equipment, net	307,124	378,759	396,173

Total non-current assets from discontinued operations	307,124	378,759	396,173

Total assets from discontinued operations	$442,347	$516,260	$532,239

(in thousands)	2017	2016	2015
Liabilities
Current liabilities
Accounts payable and accrued expenses	$72,356	$72,199	$66,936

Total current liabilities from discontinued operations	72,356	72,199	66,936
Noncurrent liabilities
Other liabilities	458	844	105

Total noncurrent liabilities from discontinued operations	458	844	105
Total liabilities from discontinued operations	$72,814	$73,043	$67,041

Operating results from discontinued operations consist of the following for fiscal years ended 2017, 2016 and 2015:

(in thousands)	2017	2016	2015
Revenue	$873,014	$917,114	$869,424
Salaries and benefits	523,250	507,583	478,311
Professional fees and purchase services	131,220	127,571	113,310
Supplies and other	221,084	231,532	211,026
Depreciation, amortization, interest and impairment	94,614	51,600	52,141

(Loss) Gain on discontinued operations	$(97,154)	$(1,172)	$14,636

20. SUBSEQUENT EVENTS

Sale of Hospital and Texas-based EMS operations

On March 1, 2018, we completed the sale of EMS, Access Direct, Centralized Credentialing, TPA, MM Solutions and the assets and operations of each of the System’s other subsidiaries as described within Note 1—Organization, with the exception of Paramedics Plus and Foundation, to AHS East Texas Health System, LLC. The entities subject to the sale represent a significant portion of our operations. Upon the execution of the sale on March 1, 2018, the System has been renamed ETX Successor System and consists of the following remaining subsidiaries, as renamed:

•	ETX Successor Tyler (“ETMC”)

•	ETX Successor Athens (“Athens”)

•	ETX Successor Carthage (“Carthage”)

•	System Foundation (“Foundation”)

•	ETX Successor Healthcare Associates (“501A”)

•	ETX Successor Henderson (“Henderson”)

•	ETX Successor Home Services (“Home Services”)

•	ETX Successor Jacksonville (“Jacksonville”)

•	ETX Successor Pittsburg (“Pittsburg”)

•	ETX Successor Quitman (“Quitman”)

•	ETX Successor Regional Health Services, Inc. (“Services”) and Subsidiary:

•	Paramedics Plus LLC (“Paramedics Plus”)

•	ETX Successor Rehabilitation Hospital (“Rehab”)

•	ETX Successor Specialty Hospital (“Specialty”)

•	ETX Flight Ambulance (“Air One”)

Paramedics Plus

On February 22, 2018 the System entered into an asset purchase agreement with Paramedics Logistics Operating Company, LLC to sell the assets and operations of Paramedics Plus. The agreement contains a March 31, 2018 closing date for the completion of the sale and transfer of ownership.

Settlement of liabilities and obligations

On March 1, 2018, the System defeased the remaining principal then outstanding, of the Series 2007A and Quitman bonds in the amount of $254.6 million. Additionally, in February 2018, the System called and paid $33.0 million, representing all amounts outstanding under the Pittsburg and Henderson revenue bonds. On February 28, 2018, the System purchased a loss portfolio transfer insurance policy for $18.0 million, which provides insurance coverage for any medical malpractice, professional or general liability claims incurred on or prior to February 28, 2018. Additionally, the System purchased extended tail coverage insurance policies on February 28, 2018 for $3.3 million, extending its coverage for other various insurable exposures. The combination of loss portfolio transfer insurance and extended tail coverage insurance covers all existing or new claims which may be brought against the System or its subsidiaries for events occurring prior to March 1, 2018.

Additionally, On February 28, 2018, the System, Services and Paramedics Plus entered into a memorandum of understanding with the United States and the State of Oklahoma that dismisses all claims against the System contained in the lawsuit. Under the terms of the settlement, a payment of $20.6 million will be made by the System to the United States and the State of Oklahoma. Upon the execution of the sale to AHS East Texas Health System, LLC, $30.0 million was placed in Escrow which will be released to the System upon payment to the United States and the State of Oklahoma. The settlement payment does not constitute an admission of guilt or wrongdoing by the System. A loss contingency for $20.6 million has been recorded in the financial statements as of October 31, 2017 relating to this matter.

Plan for dissolution

Upon the successful execution of management’s plans to settle its remaining obligations and liabilities, all remaining assets will be contributed to the Foundation which will transfer all funds to a charitable trust with the objective of supporting the healthcare needs in the East Texas community. It is anticipated that this process will take at least two years to complete. Upon the completion of this plan, the System will be legally dissolved.

Evaluation

The System has performed an evaluation of subsequent events through March 14, 2018, which is the date the financial statements were issued. There were no other material subsequent events requiring financial statement disclosure other than those discussed in the Notes to the Consolidated Financial Statements.

East Texas Medical Center Regional Healthcare System and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

January 31, 2018 and October 31, 2017

(in thousands)	January 31, 2018	October 31, 2017
Assets
Current assets
Cash and cash equivalents	$64,005	$29,876
Marketable securities	101,428	145,208
Current portion of assets limited as to use	36,416	61,285
Accounts receivable
Patient, net	84,670	83,624
Supplemental Medicaid receivable	—	—
Other	8,587	8,781
Supplies	13,352	13,389
Estimated third-party settlements	—	—
Prepaid expenses and other	27,401	24,732

Total current assets	335,859	366,895
Assets limited as to use, net of current portion	14,575	14,505
Long-term investments	8,215	8,029
Property and equipment, net	303,653	307,124
Other assets	6,617	6,979

Total assets	$668,919	$703,532

Liabilities and Net Assets
Current liabilities
Accounts payable and accrued expenses	$95,671	$101,908
Current portion of notes and bonds payable	296,782	304,437
Current portion of capital lease obligations	—	5,315
Supplemental Medicaid payable	11,078	7,499
Current portion of estimated malpractice costs	10,758	10,758
Deferred revenue	910	887
Estimated third-party settlements	316	393

Total current liabilities	415,515	431,197
Estimated malpractice costs, net of current portion	11,705	11,736
Notes and bonds payable, net of current portion	—	—
Capital lease obligations, net of current portion	—	4,703
Accrued pension	34,258	33,103
Other liabilities	930	849

Total liabilities	462,408	481,588

Net assets
Unrestricted	198,296	213,915
Temporarily restricted	5,191	5,005
Permanently restricted	3,024	3,024

Total net assets	206,511	221,944

Total liabilities and net assets	$668,919	$703,532

East Texas Medical Center Regional Healthcare System and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Month Periods Ended January 31, 2018 and 2017

	Three months ended January 31,
(in thousands)	2018	2017
Unrestricted revenue and other support
Patient service revenue (net of contractual allowances and discounts)	$228,680	$240,425
Provisions for bad debt	(38,248)	(50,655)

Net patient service revenue less provisions for bad debt	190,432	189,770
Other revenue	26,908	25,252

Total revenue and other support	217,340	215,022

Expenses
Salaries and wages	105,620	105,228
Employee benefits	25,236	23,690
Professional fees	15,975	14,962
Supplies and other expenses	52,298	53,510
Purchased services	16,419	16,917
Depreciation and amortization	11,620	12,135
Interest	4,498	4,409

Total expenses	231,666	230,851

Loss from operations	(14,326)	(15,829)
Nonoperating losses:
Other than temporary impairment on marketable securities	(1,293)	—

Total nonoperating losses	(1,293)	—

Revenue and other support in deficit of expenses	(15,619)	(15,829)
Unrealized gains (losses) on investments	—	(2,247)

Decrease in unrestricted net assets	$(15,619)	$(18,076)

East Texas Medical Center Regional Healthcare System and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the Three Month Periods Ended January 31, 2018 and 2017

	Three months ended January 31,
(in thousands)	2018	2017
Unrestricted net assets
Revenue and other support in deficit of expenses	$(15,619)	$(15,829)
Unrealized gains (losses) on investments	—	(2,247)

Decrease in unrestricted net assets	(15,619)	(18,076)

Temporarily restricted net assets
Contributions	518	297
Investment income	171	110
Net assets released from restriction	(503)	(25)

Increase in temporarily restricted net assets	186	382

Changes in net assets	(15,433)	(17,694)
Net assets
Beginning of period	221,944	357,062

End of period	$206,511	$339,368

East Texas Medical Center Regional Healthcare System and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Month Periods Ended January 31, 2018 and 2017

	Three months ended January 31,
(in thousands)	2018	2017
Cash flows from operating activities
Change in net assets	$(15,433)	$(17,694)
Adjustments to reconcile change in net assets to net cash used in operating activities
Depreciation and amortization	11,620	12,135
Net realized and unrealized (gains) losses on investments	237	2,215
Other than temporary impairment on marketable securities	1,293	—
Loss (gain) on disposal of assets	155	1,542
Restricted contributions	(518)	(297)
Restricted investment income	(171)	(110)
Changes in operating assets and liabilities
Patient accounts receivable	(1,046)	(4,985)
Other account receivable	3,773	3,797
Supplies	37	163
Prepaid expenses and other	(2,669)	91
Accounts payable and accrued expenses	(6,237)	(11,307)
Deferred revenue	23	(118)
Estimated malpractice costs	(31)	328
Estimated third-party settlements	(77)	561
Other assets and liabilities	1,548	1,288

Net cash used in operating activities	(7,496)	(12,391)

Cash flows from investing activities
Capital expenditures	(8,255)	(5,768)
Purchases of marketable securities	—	(3,696)
Proceeds from sale of marketable securities	42,252	27,848
Purchases of investments and assets whose use is limited	(1,086)	(21,098)
Proceeds from sale of investments and assets whose use is limited	25,698	15,684

Net cash provided by investing activities	58,609	12,970

Cash flows from financing activities
Principal payments on notes and bonds payable	(7,655)	(7,262)
Principal payments on capital lease obligations	(10,018)	(3,328)
Restricted contributions	518	297
Restricted investment income	171	110

Net cash used in financing activities	(16,984)	(10,183)

Net increase (decrease) in cash and cash equivalents	34,129	(9,604)
Cash and cash equivalents
Beginning of period	29,876	45,855

End of period	$64,005	$36,251

Supplemental disclosure of cash flow information
Interest paid, net of amounts capitalized	$4,498	$4,409
Assets acquired through obligations under capital leases	—	—
Property and equipment purchases included in accounts payable	—	—

East Texas Medical Center Regional Healthcare System and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Month Periods Ended January 31, 2018 and 2017

1. ORGANIZATION

East Texas Medical Center Regional Healthcare System (the “System” or the “Company”) is a corporation organized pursuant to the provisions of the Texas Nonprofit Corporation Act, and is exempt from federal income tax under the provisions of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The System operates as a central location for top management to support and guide the activities of the System’s subsidiaries. The System’s subsidiaries are as follows:

•	East Texas Medical Center (“ETMC”)

•	East Texas Medical Center Athens (“Athens”)

•	East Texas Medical Center Carthage (“Carthage”)

•	East Texas Medical Center Fairfield (“Fairfield”)

•	East Texas Medical Center Foundation (“Foundation”)

•	East Texas Medical Center Healthcare Associates (“501A”)

•	East Texas Medical Center Henderson (“Henderson”)

•	East Texas Medical Center Home Services (“Home Services”)

•	East Texas Medical Center Jacksonville (“Jacksonville”)

•	East Texas Medical Center Pittsburg (“Pittsburg”)

•	East Texas Medical Center Quitman (“Quitman”)

•	East Texas Medical Center Regional Health Services, Inc. (“Services”) and Subsidiaries:

•	Access Direct — A Preferred Provider Network, Inc. (“Access Direct”)

•	Centralized Credentialing Services, Inc. (“Centralized Credentialing”)

•	Healthfirst TPA, Inc. (“TPA”)

•	MM Solutions, Inc. (“MM Solutions”)

•	Paramedics Plus LLC (“Paramedics Plus”)

•	East Texas Medical Center Rehabilitation Hospital (“Rehab”)

•	East Texas Medical Center Specialty Hospital (“Specialty”)

•	East Texas Medical Center Trinity (“Trinity”)

•	East Texas Flight Ambulance (“Air One”)

•	ETMC EMS (“EMS”)

Each of the above entities is exempt from federal income tax under the provisions of section 501(c)(3) of the Internal Revenue Code of 1986, as amended with the exception of Services and its subsidiaries.

The System has locations throughout 9 East Texas counties. The System’s purpose is to provide high quality healthcare services to the residents of the region.

During 2015, the System resolved to cease hospital operations at its Fairfield and Trinity locations upon expiration of the leases for those facilities. The Fairfield lease terminated effective December 31, 2016. The Trinity lease terminated effective August 1, 2017.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated interim financial information does not represent complete financial statements and should be read in conjunction with the audited consolidated financial statements of the System for the year ended October 31, 2017.

Going Concern Assessment

Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future. Accordingly, assets and liabilities are recorded on the basis that the entity will be able to realize its assets and discharge its liabilities in the normal course of business.

Due to noncompliance with our debt covenants existing as of the October 31, 2017 measurement date, on March 1, 2018, our creditors had the ability to declare the principal amount then outstanding under all existing bond issuances to be due and payable immediately. Amounts outstanding under our existing bond issuances as of January 31, 2018 and October 31, 2017 are therefore classified as current liabilities. We do not have access to sufficient cash from our operating sources to retire the resulting debt obligations.

As of October 31, 2017, the System had reached an agreement in principle with AHS East Texas Health System, LLC to sell EMS, Access Direct, Centralized Credentialing, TPA, MM Solutions and the assets and operations of each of the System’s other subsidiaries as described within Note 1—Organization, with the exception of Paramedics Plus and Foundation. The entities subject to the sale represent a significant portion of our operations. Our ability to continue as a going concern is dependent on our ability to complete the sale and to use the proceeds to settle our outstanding obligations then due under our existing bond issuances before they became due and payable on March 1, 2018.

We completed the sale to AHS East Texas Health System, LLC on March 1, 2018. Concurrent with the closure of the sale, the System defeased the remaining principal then outstanding of the Series 2007A and Quitman bonds in the amount of $254.6 million. In February 2018, the System called and paid $33.0 million, representing all amounts outstanding under the Pittsburg and Henderson revenue bonds. Additionally, in December 2017, the System terminated all capital lease agreements and repaid all amounts outstanding in full.

Upon the execution of the sale on March 1, 2018, the System has been renamed ETX Successor System (“ETX” or the “System” or the “Company”) and consists of the following remaining subsidiaries, as renamed:

•	ETX Successor Tyler (“ETMC”)

•	ETX Successor Athens (“Athens”)

•	ETX Successor Carthage (“Carthage”)

•	System Foundation (“Foundation”)

•	ETX Successor Healthcare Associates (“501A”)

•	ETX Successor Henderson (“Henderson”)

•	ETX Successor Home Services (“Home Services”)

•	ETX Successor Jacksonville (“Jacksonville”)

•	ETX Successor Pittsburg (“Pittsburg”)

•	ETX Successor Quitman (“Quitman”)

•	ETX Successor Regional Health Services, Inc. (“Services”) and Subsidiary:

•	Paramedics Plus LLC (“Paramedics Plus”)

•	ETX Successor Rehabilitation Hospital (“Rehab”)

•	ETX Successor Specialty Hospital (“Specialty”)

•	ETX Flight Ambulance (“Air One”)

Subsequent to the execution of the sale to AHS East Texas Health System, LLC and the settlement of all outstanding bond obligations, the System had available cash and cash equivalents of $185.0 million on March 1, 2018.

On February 22, 2018, the System entered into an asset purchase agreement with Paramedics Logistics Operating Company, LLC to sell the assets and operations of Paramedics Plus. The agreement contains a March 31, 2018 closing date for the completion of the sale and transfer of ownership.

Upon the completion of the sale of Paramedics Plus, the System will have no remaining revenue-generating operations. The remaining assets of the System will consist primarily of cash, marketable securities, assets limited as to use, and long-term investments. The remaining liabilities and obligations of the System will consist primarily of balances related to supplemental Medicaid payables, estimated medical malpractice, professional and general liability costs, liabilities related to settled litigation, accrued pension, and general operating expenses. These events and conditions are significant in relation to the System’s ability to meet its obligations. Our ability to continue as a going concern is dependent on our ability to use the remaining assets to settle our remaining liabilities and obligations as well as to fund our future operating expenses.

The System purchased a loss portfolio transfer insurance policy on February 28, 2018 for $18.0 million, which provides insurance coverage for any medical malpractice, professional or general liability claims incurred on or prior to February 28, 2018. Additionally, the System purchased extended tail coverage insurance policies on February 28, 2018 for $3.3 million, extending its coverage for other various insurable exposures. The combination of loss portfolio transfer insurance and extended tail coverage insurance covers all existing or new claims which may be brought against the System or its subsidiaries for events occurring prior to March 1, 2018. In addition to the management plans already executed as of March 22, 2018, the date the financial statements were issued, we have plans to pay any amounts determined to be owed to the Medicaid program related to fiscal years 2012 through 2016 upon completion of the customary Medicaid audit and review procedures and to terminate the System’s three frozen pension plans after purchasing annuities to provide monthly benefit payments to beneficiaries and pay any other termination costs. As of January 31, 2018, the System has accrued balances for estimated supplemental Medicaid payable and pension of $19,534,000 and $34,258,000, respectively. Actual costs to resolve these remaining liabilities and obligations could differ from these estimates. All remaining assets will be contributed to the Foundation which will transfer all funds to a charitable trust with the objective of supporting the healthcare needs in the East Texas community. It is anticipated that this process will take at least two years to complete. Upon the completion of this plan, the System will be legally dissolved.

ASU 2014-15 Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires that we evaluate whether there is substantial doubt about our ability to meet our financial obligations when they become due during the twelve month period from the date these financial statements are issued. Given that we do not have access to sufficient cash from our operating sources to retire the resulting debt obligations and that after the completion of the sale of Paramedics Plus the System will have no remaining revenue-generating operations, we must then evaluate whether our plans are probable of being executed in a manner sufficient to settle our liabilities and obligations prior to those obligations becoming due and payable, and if executed, that such plans are probable of mitigating the substantial doubt. We have performed such an evaluation and, based on the successful execution of the sale on March 1, 2018 and settlement of the System’s outstanding debt obligations in addition to the results of our assessment of our ability to meet our obligations that remain after the settlement of our debt as they come due, we believe it is probable that our remaining plans will be effectively executed and that such execution mitigates the relevant events and conditions that raise substantial doubt regarding our ability to continue as a going concern within the twelve-month period from the date these financial statements are issued.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the System and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market accounts with original maturities of three months or less when purchased, excluding amounts whose use is limited by board designation or restricted under bond agreements.

Marketable Securities

Marketable securities, which consist primarily of cash and cash equivalents, fixed income securities, US government bonds, and money market funds, have been categorized as other-than-trading and are stated at fair value. Marketable securities available for current operations are classified as current assets. For the purpose of determining gross realized gains and losses, which are included in the condensed consolidated statements of operations, the cost of marketable securities sold is based upon specific identification. Unrealized gains and losses are included as a component of other changes in unrestricted net assets until realized from a sale or other-than-temporary impairment. Other-than-temporary impairment losses are recorded as non-operating losses in the condensed consolidated statements of operations.

Assets Limited as to Use

Investments classified as assets limited as to use are presented in the condensed consolidated financial statements at their fair value. Fair values are based on quoted market prices, if available, or estimated using quoted market prices for similar securities.

Realized and unrealized gains and losses on investments are determined by comparison of the actual cost to the proceeds at the time of disposition, or market values as of the end of the financial statement period.

Investment income or loss (including realized gains and losses on investments, interest and dividends) is included in the determination of revenue and other support in deficit of expenses unless the income or loss is restricted by donor. Investment income restricted for specified purposes by donor is recorded as temporarily restricted in the condensed consolidated statements of changes in net assets. Unrealized gains and losses on investments are excluded from the determination of revenue and other support in deficit of expenses unless the investments are trading securities.

Net Patient Service Revenue

Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payers, which includes third-party insurers, Medicare and Medicaid, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payers. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods, as final settlements are determined. We believe the amounts recorded are adequate to provide for any final adjustments.

The System participates in the Medicare and Medicaid programs. Laws and regulations governing these programs are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near future. We believe that the System is in compliance with all applicable laws and regulations. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs. Refer to Note 12 — Commitments and Contingencies for discussion of ongoing litigation relating to alleged noncompliance.

Other Revenue

Other revenue is recognized from services rendered for other than providing health care services to patients. It consists primarily of revenue recognized by the for-profit subsidiaries. Also included in other revenue are proceeds from cafeteria and gift shop sales.

Charity Care

The System provides care to patients who meet certain criteria under its charity care policy without charge or at amounts less than its established rates. Because the System does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

Supplies

During fiscal year 2018, the System adopted the provisions within ASU 2015-11, Simplifying the Measurement of Inventory. Supplies inventory is valued at the lower of cost or net realizable value on a first-in, first-out basis.

Property and Equipment

Property and equipment acquisitions are recorded at cost. Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Equipment under capital leases and leasehold improvements are amortized over the lease term or the estimated useful life of the equipment, whichever is shorter. Charges for depreciation and amortization are included in the accompanying condensed consolidated statements of operations.

The estimated useful lives of the property and equipment held by the System are as follows:

Land improvements	10 – 20 Years
Buildings	25 – 40 Years
Leasehold improvements	5 – 15 Years
Major movable equipment	5 – 15 Years
Equipment under capital leases	5 Years
Automobiles and trucks	4 Years

During periods of construction, the System capitalizes interest costs, net of the related interest earnings, on certain assets constructed with the proceeds of the System’s borrowings. The capitalized interest is recorded as part of the asset to which it relates and is depreciated over the asset’s estimated useful life.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the gain or loss is included in the condensed consolidated statement of operations.

We evaluate the carrying value of property and equipment to be held-and-used for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. We measure impairment as the amount by which the carrying value exceeds the estimated fair value. Estimated fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved.

Property and equipment to be disposed of by sale are classified as held-for-sale when the applicable criteria are met, and recognized within the condensed consolidated balance sheet at the lower of carrying value or fair value less costs to sell. Depreciation on such assets is ceased on the date the held-for-sale criteria are met.

Intangible Assets

Goodwill represents the excess purchase price over the estimated fair value of net identifiable assets acquired and liabilities assumed from purchased businesses. We assess goodwill for impairment annually at October 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment charge is recognized. Any impairment would be recognized by a charge to income from operations and a reduction in the carrying value of the goodwill.

Donor Restricted Gifts

Unconditional promises to give cash and other assets to the System are reported at fair value at the date the promise is received. Conditional promises to give and indications of intentions to give are reported at fair value at the date the gift is received or the condition has been substantially met. Gifts are reported as either temporarily or permanently restricted support if they are received with donor stipulations that limit the use of the donated assets. When a donor restriction expires, that is, when a stipulated time restriction ends or purpose restriction is accomplished, temporarily restricted net assets are reclassified as unrestricted net assets and reported in the condensed consolidated statements of changes in net assets as net assets released from restriction. Donor-restricted contributions whose restrictions are met within the same year as received are reported as unrestricted contributions in the accompanying condensed consolidated statements of operations.

Unrestricted Net Assets

Contributions and gifts which are received with no restrictions or specified uses identified by the grantors or donors are included as unrestricted revenue in the statement of operations of the System when received.

Temporarily and Permanently Restricted Net Assets

Temporarily restricted net assets are those whose use by the System has been limited by donors to a specific period or purpose.

Permanently restricted net assets have been restricted by donors to be maintained by the System in perpetuity.

Revenue and Other Support in Deficit of Expenses

The statement of operations includes revenue and other support in deficit of expenses. Changes in unrestricted net assets which are excluded from revenue and other support in deficit of expenses, consistent with industry practice, include unrealized gains and losses on investments, changes in the defined benefit plan minimum liability, results from discontinued operations and contributions of long-lived assets (including assets acquired using contributions which by donor restriction were to be used for the purposes of acquiring such assets).

Deferred Financing Costs

Financing costs associated with the issuance of the Hospital Revenue Bonds have been capitalized and are being amortized over the period during which the debt is outstanding using the effective interest rate method. During fiscal year 2017, the System adopted the provisions within ASU 2015-03, Interest — Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs. Deferred financing costs are included as a direct reduction to the carrying value of notes and bonds payable in the condensed consolidated balance sheets.

Recognition of Professional Liability Expense

As described in Note 7 — Self Insurance, the System has established a self-insurance trust for payment of professional liability losses and related costs. Professional liability expense is recognized based on an estimated accrual for known incidents and claims and an estimated accrual for incurred but not reported incidents.

Recent Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under the new provisions, an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The System is currently evaluating the provisions of ASU 2014-09, which are effective for annual reporting periods beginning after December 15, 2017, as amended by ASU 2015-14.

In February 2016, FASB issued ASU 2016-02, Leases. This update requires lessees to record a lease liability that represents the lessee’s future lease obligation and a right-of-use asset that represents the lessee’s right to use or control of a specified asset for the lease term. The System is currently evaluating the provisions of ASU 2016-02, which are effective for fiscal years beginning after December 15, 2018.

In May 2016, FASB issued ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. This update adds clarification to the new revenue recognition standards issued in ASU 2014-09. The System is currently evaluating the provisions of ASU 2016-12, which are effective for fiscal years beginning after December 15, 2017.

In August 2016, FASB issued ASU 2016-14, Presentation of Financial Statements of Not- for-Profit Entities. This update requires not-for-profit entities to report two classes of net assets, as well as enhances disclosures on board designated funds, liquidity, and functional expenses. The System is currently evaluating the provisions of ASU 2016-14, which are effective for fiscal years beginning after December 15, 2017.

In August 2016, FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides cash flow statement classification guidance. The System is currently evaluating the provisions of ASU 2016-15, which are effective for fiscal years beginning after December 15, 2018.

In December 2016, FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update adds clarification to the new revenue recognition standards issued in ASU 2014-09. The System is currently evaluating the provisions of ASU 2016-20, which are effective for fiscal years beginning after December 15, 2017.

In March 2017, FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires that an employer report the service cost component in the same line item as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The System is currently evaluating the provisions of ASU 2017-07, which are effective for fiscal years beginning after December 15, 2018.

3. ENDOWMENTS

The System’s endowment consists of approximately five individual donor restricted endowment funds established for a variety of healthcare related purposes. The net assets associated with endowment funds are classified and reported based on the existence or absence of donor imposed restrictions.

The Board of Trustees of the Foundation has interpreted the Uniform Prudent Management of Institutional Funds Act (UPMIFA) as requiring the preservation of the original gift as of the gift date of the donor restricted endowment funds absent explicit donor stipulations to the contrary. As a result of this interpretation, the System classifies as permanently restricted net assets (a) the original value of gifts donated to the permanent endowment, (b) the original value of subsequent gifts to the permanent endowment, and (c) accumulations to the permanent endowment made in accordance with the direction of the applicable donor gift instrument at the time the accumulation is added to the fund. The remaining portion of the donor restricted endowment fund that is not classified in permanently restricted net assets is classified as temporarily restricted net assets until those amounts are appropriated for expenditure by the Foundation in a manner consistent with the standard of prudence prescribed by UPMIFA.

In accordance with UPMIFA, the Foundation considers the following factors in making a determination to appropriate or accumulate donor restricted endowment funds:

(1)	The duration and preservation of the fund.

(2)	The purpose of the organization and the donor restricted endowment fund.

(3)	General economic conditions.

(4)	The possible effect of inflation and deflation.

(5)	The expected total return from income and the appreciation of investments.

(6)	Other resources of the organization, and

(7)	The investment policies of the organization.

Endowment Funds with Deficits

From time to time, the fair value of assets associated with individual donor-restricted endowment funds may fall below the value of the initial and subsequent donor gift amounts (deficit). When donor endowment deficits exist, they are classified as a reduction of unrestricted net assets. There were no deficits of this nature reported in unrestricted net assets at January 31, 2018 or October 31, 2017.

Return Objectives and Risk Parameters

The Foundation has adopted endowment investment and spending policies that attempt to provide a predictable stream of funding to programs supported by its endowment while seeking to maintain the purchasing power of endowment assets. Under this policy, the return objectives for the endowment assets, measured over a full market cycle, shall be to maximize the return against a blended index, based on the endowment’s target allocation applied to the appropriate individual benchmarks.

Strategies Employed for Achieving Investment Objectives

To achieve its long-term rate of return objectives, the Foundation relies on a total return strategy in which investment returns are achieved through both capital appreciation (realized and unrealized gains) and current yield (interest and dividends). The Foundation targets a diversified asset allocation that places greater emphasis on equity-based investments to achieve its long-term objectives within prudent risk constraints.

Endowment Spending Allocation and Relationship of Spending Policy to Investment Objectives

The Board of Trustees of the Foundation determines the method to be used to appropriate endowment funds for expenditure. The Foundation has a policy of preserving the original gift as an income producing investment only, with a long term goal of providing income from the invested funds for the purpose of funding one or more programs, as directed. In establishing this policy, the Board established investment allocation targets and ranges to achieve a rate of return that would maintain real purchasing power over long periods of time.

4. CHARITY CARE

The estimated costs of providing charity services are based on a calculation which applies a ratio of costs to charges to the gross uncompensated charges associated with providing care to charity patients. The ratio of cost to charges is calculated based on total expenses divided by gross patient service revenue.

5. NET PATIENT SERVICE REVENUE

The System maintains allowances for uncollectible accounts for estimated losses resulting from a payer’s inability to make payments on accounts. The System assesses the reasonableness of the allowance account based on historical write-offs, cash collections, the aging of the accounts and other economic factors. Accounts are written off when collection efforts have been exhausted. We continually monitor and adjust allowances associated with receivables.

The System has agreements with third-party payers that provide for payments at amounts different from its established rates. The amounts by which the established rates exceed the amounts recoverable from these payers are accounted for as deductions from revenue. A summary of the System’s payment arrangements with major third-party payers follows:

•

Medicare — Inpatient care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge (“PPS”). These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Outpatient services are reimbursed under a prospective payment methodology based on a system of ambulatory payment classifications (“APC”). The System is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports by the System and audits thereof by the Medicare fiscal intermediary. Any differences between final audited settlements and amounts accrued at the end of the prior reporting period are included in current operations. Medicare cost reports have been audited and settled by the fiscal intermediary through 2013 for Mt. Vernon, Henderson, and Jacksonville; through 2014 for Tyler, Gilmer, and Rehab; through 2015 for Athens, Carthage, Clarksville, Crockett, Pittsburg, Trinity, Quitman, and Fairfield; and through 2016 for Specialty.

•

Medicaid — Inpatient acute care services are reimbursed under the Medicaid PPS system and outpatient services are reimbursed under a cost reimbursement methodology. The System’s outpatient services are reimbursed at a tentative rate with final settlement determined after submission of annual cost reports by the System and audits thereof by the Medicaid fiscal intermediary. Any differences between final audited settlements and amounts accrued at the end of the prior reporting period are included in current operations. Medicaid cost reports have been audited and settled by the fiscal intermediary through 2012 for Jacksonville, Crockett, Pittsburg, Mt. Vernon, and Tyler; through 2013 for Athens, Gilmer, and Henderson; through 2014 for Rehab, Fairfield, Clarksville, and Trinity; and through 2015 for Carthage and Quitman.

•

Other — The System has also entered into payment agreements with certain commercial insurance carriers and preferred provider organizations. The basis for payment to the System under these agreements includes prospectively determined rates per discharge, discounts from established charges, and prospectively determined daily rates.

•

Self Pay — The System has an uninsured patient policy covering all System hospitals. Under the terms of this policy, a discount from each hospital’s established rates is made available to uninsured patients who do not qualify for charity care.

The System participates in the Medicaid disproportionate share hospital (DSH) funding program, established by the State of Texas and administered by the Health and Human Services Commission (HHSC), which created additional federal matching funds to increase access to healthcare by Texas’s indigent patients and defray the cost of treating indigent patients. Funds are distributed to hospitals providing a high volume of services to Medicaid and uninsured patients.

The System also participates in the Texas Medicaid Section 1115 Waiver program (Waiver). The Waiver program provides for two pools of funds, an uncompensated care pool (UC pool) and a delivery system reform incentive payment pool (DSRIP pool). To receive payments from the UC pool, a hospital must submit an application estimating its uncompensated costs for services provided to Medicaid and uninsured patients. The DSRIP pool provides payments to hospitals upon achieving certain goals and metrics that are intended to increase access to health care, improve the quality of care, and enhance the health of patients and families they serve.

6. INVESTMENTS

Assets Limited as to Use

Under Indenture Agreements

Assets limited as to use under indenture agreements are trust funds set up under the terms of bond indentures. The System is required to maintain a debt service reserve fund at a minimum amount specified in the indenture agreement.

Internally Designated for Capital Acquisition

Assets internally designated for capital acquisition represent funds set aside by the board of directors to fund future purchases of property and equipment.

Self-Insurance

Assets internally designated for self-insurance programs represent funds set aside by the board of directors to fund the System’s self-insurance programs, including professional liability and health benefits.

The fair value and composition of assets limited as to use at January 31, 2018, and October 31, 2017 are set forth below:

(in thousands)	January 31, 2018	October 31, 2017
Internally designated for capital acquisition
Certificates of deposit	$2,986	$2,883

Held by trustees under indenture agreements
Cash and mutual funds	23,464	41,127
US government obligations	—	7,878

	23,464	49,005
Held by trustees for self-insurance
Cash and mutual funds	24,541	14,267
Certificates of deposit	—	3,824
US government obligations	—	2,259
Municipal bonds and notes	—	2,822
Corporate bonds and notes	—	730

	24,541	23,902
Total assets limited as to use	50,991	75,790
Less: Assets limited as to use, required for current liabilities	36,416	61,285

Assets limited as to use, net of current portion	$14,575	$14,505

Marketable Securities

The amortized cost and fair value of the System’s marketable securities at January 31, 2018 are summarized as follows:

(in thousands)	January 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Certificates of deposit	$6,721	$—	$(26)	$6,695
US government obligations	83,986	—	(2,735)	81,251
Municipal bonds and notes	1,035	—	(19)	1,016
Corporate bonds and notes	12,700	—	(181)	12,519

Total marketable securities	$104,442	$—	$(2,961)	$101,481

The System’s investment policy governing other-than-trading marketable securities precludes the investment portfolio managers from selling any security at a loss without prior authorization from the System. The investment managers also limit the exposure to any one issue, issuer or type of investment. The System performed an other-than-temporary impairment analysis for securities in an unrealized loss position as of January 31, 2018 and determined that it does not have the intent or ability to hold the other-than-trading marketable securities long enough to allow for the recovery of temporary declines in the market value of the marketable securities in an unrealized loss position. As a result, an other-than-temporary impairment loss in the amount of $1,293,000 was recorded in the condensed consolidated statement of operations for the three month period ended January 31, 2018.

Long-Term Investments

Investments that are not available for current operations are classified as long-term investments. The fair values of long-term investments at January 31, 2018, and October 31, 2017 are summarized as follows:

(in thousands)	January 31, 2018	October 31, 2017
Mutual funds	$3,161	$3,096
Marketable debt securities	578	631
Marketable equity securities	4,476	4,302

Total long-term investments	$8,215	$8,029

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported on the condensed consolidated balance sheets and statements of operations.

Investment Income

Interest income and realized gains and losses on the sale of other-than-trading marketable securities, long-term investments, and assets limited as to use are included in other revenue in the statement of operations and are comprised of the following for the three month periods ended January 31, 2018 and 2017:

	Three months ended January 31,
(in thousands)	2018	2017
Income
Interest income	$675	$796
Net realized (losses) gains on the sale of securities	(253)	(16)

Investment Income	$422	$780

7. SELF-INSURANCE

The System is self-insured with respect to medical malpractice, professional and general liability risk for claims up to $2 million per occurrence and $6 million in the aggregate per policy year. Losses from asserted and unasserted claims identified under the System’s incident reporting system are accrued based on estimates that incorporate the System’s past experience, as well as other considerations including the nature of each claim or incident and relevant trend factors. Accrued malpractice losses have been discounted at 2%.

The System has established a revocable trust fund for the payment of medical malpractice claim settlements. Professional insurance consultants have been retained to assist the System with determining amounts to be deposited in the trust fund. An actuarially determined accrual for possible losses attributable to incidents that may have occurred but have not been identified under the incident reporting system has been made. The ultimate cost to settle all the asserted and unasserted claims against the System may vary, perhaps substantially, from the amounts recorded.

The System is a nonsubscriber to the Texas Worker Compensation program, and as such, it is not subject to the requirements for providing worker compensation insurance to its employees. The System does participate in a self-insurance program for the purpose of providing injury and lost wage benefits to employees. The System administers the employee injury benefits plan and pays all claims out of operations. The System accrues an estimated liability for possible losses for claims incurred but not reported.

The System also participates in a self-insurance program for the purpose of providing group medical insurance to employees and their dependents. A third-party administrator administers the plan and the amounts funded have been placed in a self-insurance fund. The System accrues an estimated liability for possible losses for claims incurred but not reported.

8. BENEFIT PLANS

The System maintains three noncontributory, tax-qualified defined benefit pension plans. Benefits under the plans are frozen for all participants. The plans’ benefit formulas generally base payments to retired employees upon their length of service and a percentage of qualifying compensation during the final years of employment. The System’s funding policy is to make annual contributions to satisfy the Internal Revenue Service’s funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The System uses an October 31 measurement date for its plans.

The components of net periodic defined benefit pension cost for the three month periods ended January 31, 2018 and 2017 are as follows:

	Three months ended January 31,
(in thousands)	2018	2017
Net periodic benefit cost
Service cost	$543	$435
Interest cost	1,268	1,015
Expected return on plan assets	(2,103)	(1,684)
Net loss	1,214	973
Settlements	922	738

Net periodic benefit cost	$1,844	$1,477

The System employs a building block approach in determining the expected long-term rate of return on plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

Plan Assets

The following tables show the quantitative disclosures under ASC 820 regarding the fair value of the defined benefit plan’s investments as of January 31, 2018.

(in thousands)	January 31, 2018
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust
Equity securities	$—	$69,087	$—	$69,087
Debt securities	—	22,108	—	22,108
Other	—	921	—	921

	$—	$92,116	$—	$92,116

The System employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio in THA Trust contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset/liability studies.

The System’s pension plan interest in the THA Trust is considered a Level 2 asset from the perspective of the plans; that is, its fair value is measurable with significant observable inputs for the three month periods ended January 31, 2018. All assets in the THA Trust are Level 1 assets from the perspective of the THA Trust; that is, the fair value of all THA Trust assets are measurable with quoted prices in active markets for identical assets.

Contributions

The System plans not to contribute to its qualified plans during 2018.

Employee Defined Contribution Plan

The System maintains a defined contribution retirement plan covering all employees with one or more years of service. Employee contributions are allowed based on a percentage of the employee’s salary as defined by the plan document. Participants are fully vested in their voluntary contributions plus actual earnings thereon. Employee contributions are invested in various funds held for qualified participants. The System matches up to 3% of the employees’ compensation. Participants are fully vested in matching contributions after three years. For the three month periods ended January 31, 2018, and 2017, the System contributed approximately $1,498,000, and $1,487,000, respectively, to the defined contribution plan.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheets at January 31, 2018, and October 31, 2017 for cash and cash equivalents, assets limited as to use, patient accounts receivable, supplies, prepaid expenses and other, long-term investments, accounts payable, accrued expenses and estimated third-party settlements approximate their fair value.

The fair value of the System’s notes, bonds payable and capital lease obligations at January 31, 2018 and October 31, 2017 is as follows:

	January 31, 2018
(in thousands)	Carrying Amount	Fair Value
Notes, bonds payable and capital lease obligations	$300,638	$300,638

	October 31, 2017
(in thousands)	Carrying Amount	Fair Value
Notes, bonds payable and capital lease obligations	$318,358	$317,858

The fair value of the System’s bonds payable and capital lease obligations is estimated using discounted cash flow analyses, based on the current incremental borrowing rates for similar types of borrowing arrangements.

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the System has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs.

The use of the above described methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the System believes the valuation methods used in this report are appropriate and consistent with other market participants, the use of the different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents the assets and liabilities measured at fair value on a recurring basis at January 31, 2018 and October 31, 2017 categorized by the level of inputs used in valuation of each asset.

	January 31, 2018 Fair Value Measurements
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents	$64,005	$—	$—	$64,005
Marketable securities
Certificates of deposit	—	6,695	—	6,695
US government obligations	82,491		—	82,491
Municipal bonds and notes	—	1,016	—	1,016
Corporate bonds and notes	—	12,519	—	12,519
Assets limited as to use
Money market funds	48,005	—	—	48,005
Certificates of deposit	—	2,986	—	2,986
US government obligations	—	—	—	—
Municipal bonds and notes	—	—	—	—
Corporate bonds and notes	—	—	—	—
Long-term investments
Money market funds	3,161		—	3,161
Fixed income	—	578	—	578
Equities	—	4,476	—	4,476

Total assets at fair value	$197,662	$28,270	$—	$225,932

Liabilities
Interest rate swap	—	$305	—	$305

Total liabilities at fair value	$—	$305	$—	$305

	October 31, 2018 Fair Value Measurements
(in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Cash and cash equivalents	$29,876	$—	$—	$29,876
Marketable securities
Certificates of deposit	—	11,930	—	11,930
US government obligations	104,415	—	—	104,415
Municipal bonds and notes	—	3,554	—	3,554
Corporate bonds and notes	—	25,309	—	25,309
Assets limited as to use
Money market funds	55,394	—	—	55,394
Certificates of deposit	—	6,707	—	6,707
US government obligations	10,137	—	—	10,137
Municipal bonds and notes	—	2,822	—	2,822
Corporate bonds and notes	—	730	—	730
Long-term investments
Money market funds	3,096	—	—	3,096
Fixed income	—	631	—	631
Equities	—	4,302	—	4,302

Total assets at fair value	$202,918	$55,985	$—	$258,903

Liabilities
Interest rate swap	$—	$305	$—	$305

Total liabilities at fair value	$—	$305	$—	$305

As of January 31, 2018, the System maintains a swap with a notional amount of $4,026,000 that is set to expire on June 1, 2021. The liability was recorded within other liabilities and the related change in value of approximately $192,000 was recorded in other revenue within the accompanying condensed consolidated statement of operations. The fair value of the interest rate swap is based primarily on quotes from banks.

10. INCOME TAXES

The System has income from certain affiliated organizations and operations which are taxable for federal and state income tax purposes. The following entities are included in the consolidated group: East Texas Medical Regional Health Services, Inc., Centralized Credentialing Services, Inc., Healthfirst TPA, Inc., Graphics Plus, First Choice Management Services, Access Direct, MM Solutions, Inc., Paramedics Plus LLC, Fleet Plus LLC and Health Benefit Network. These subsidiaries follow ASC 740, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes.

ETMC files tax returns in the U.S. federal jurisdiction, Texas, Florida, Indiana, California and Oklahoma. ETMC is generally no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to October 31, 2010. The System’s policy is to include interest and penalties related to uncertain tax positions as a component of income tax expense.

11. HOSPITAL OPERATING AGREEMENTS

The System leases the land and buildings operated by certain of its affiliated entities. Substantially all leased premises and improvements revert back to the lessors upon expiration of the leases.

Capital Lease Agreements

East Texas Medical Center Athens

On January 1, 1983, Athens leased all land, buildings, improvements and equipment from the Henderson County Hospital Authority (“HCHA”), who had leased it from Henderson County, Texas. The lease term is for thirty years with a provision for six additional ten-year extension options which may be exercised by Athens by giving six months notice prior to the initial lease term or any renewal term. Athens exercised three of the ten-year extension options in November 2005, extending the lease to December 31, 2042.

East Texas Medical Center Pittsburg

On December 1, 1983, Pittsburg leased all land, buildings, improvements, and equipment from the Camp County, City of Pittsburg, Texas, Hospital Board for an initial term of ten years with a provision for two additional ten-year automatic extensions. On December 1, 2007, Pittsburg entered into a new lease with Camp County, Texas. The new lease expires on October 31, 2037.

East Texas Medical Center Quitman

On June 1, 1998, Quitman leased substantially all land, buildings and equipment from Wood County Central Hospital District for an initial term of ten years with a provision for four additional ten-year extensions that were automatic. On November 1, 2011, Quitman entered into a new lease with Wood County Central Hospital District. The lease expires on November 1, 2051 with a provision for one ten-year extension which may be exercised by Quitman by giving twenty-four months’ notice.

Operating Lease Agreements

East Texas Medical Center Carthage

On December 1, 1997, Carthage leased substantially all land, buildings and equipment from Panola County, Texas, for an initial term of ten years with a provision for two additional ten-year extensions that were automatic. On November 14, 2016, Carthage renewed the lease extending the lease to December 1, 2022 with unlimited renewal options. Either party may terminate the lease agreement at any time, by giving 365 days written notice to the other party. Such lease requires the performance of certain covenants including but not limited to new purchases and upgrades at the hospital as needed and as financial constraints allow.

East Texas Medical Center Henderson

On June 1, 2009, Henderson leased substantially all land, buildings, and equipment from Henderson Memorial Hospital for an initial term of fifteen years, expiring May 31, 2024. The lease includes provision for four additional five-year extensions that are automatic unless 180 days written notice is given by Henderson. Such lease requires the performance of certain covenants including but not limited to new purchases and upgrades at the hospital in the amount of approximately $15 million within the first four years. This requirement was met by June 1, 2013. On June 27, 2017 Henderson Memorial Hospital merged with Henderson.

12. COMMITMENTS AND CONTINGENCIES

Litigation

Malpractice claims have been asserted against the System by various claimants. The claims are in various stages and some may ultimately be brought to trial. The System, with the assistance of its professional insurance consultants, has considered these claims in arriving at the accrual for self-insured medical malpractice, professional and general liability claims asserted and incurred but not reported. This estimated liability is subject to change in future years as additional information becomes available prior to ultimate settlement.

The System is a defendant in various legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we believe that the outcome of the pending litigation will not have a material adverse effect on the System’s condensed consolidated financial statements.

The United States and the State of Oklahoma, on behalf of the Department of Health and Human Services, filed a lawsuit on January 23, 2017 against the System, Services and Paramedics Plus, alleging among other things violations of the False Claims Act and the Anti-Kickback Statute. The complaint alleges that the System and Paramedics Plus entered into an illegal kickback scheme to obtain and retain an ambulance services contract with the Emergency Medical Services Authority (EMSA), an Oklahoma public trust entity. Paramedics Plus had a contract with EMSA during the period 1998 to 2013 for ambulance services in Oklahoma City and Tulsa, Oklahoma. The United States alleges Paramedics Plus paid over $20 million in kickbacks to EMSA during the term of the contract. On February 28, 2018, the System, Services and Paramedics Plus entered into a memorandum of understanding with the United States and the State of Oklahoma that dismisses all claims against the System contained in the lawsuit. Under the terms of the settlement, a payment of $20.6 million will be made by the System to the United States and the State of Oklahoma. Upon the execution of the sale to AHS East Texas Health System, LLC, $30.0 million will be placed in Escrow which will be released to the System upon payment to the United States and the State of Oklahoma. The settlement payment does not constitute an admission of guilt or wrongdoing by the System. A loss contingency for $20.6 million has been recorded in the condensed consolidated financial statements as of January 31, 2018 relating to this matter.

Credit Risks

Financial instruments that potentially subject the System to concentration of credit risk consist of cash and cash equivalents and patient accounts receivable. Cash and cash equivalents used in operations consist primarily of cash in financial institution checking accounts and cash held by trustees under self-insurance funding arrangements and indenture agreements. U.S. Treasury obligations and investments in money market mutual funds are also held by trustees under self-insurance funding arrangements and indenture agreements.

The System is located in Tyler, Texas, and operates in the surrounding east Texas area. The System grants credit without collateral to its patients, most of whom are local residents and are insured under third-party payer agreements.

13. DISCONTINUED OPERATIONS

In 2017, System management, along with the Board of Directors, began to consider possible strategic alternatives related to the System’s operations. Management committed to a plan to sell substantially all assets and operations of the System and concluded that the disposal group met the required criteria for classification as held-for-sale. In connection with meeting the held for sale criteria, management additionally concluded that the commitment to sell represented a strategic shift that will have a major effect on the System’s operations and financial results and would thus be reported as discontinued operations.

The guidance within ASC 205 for the presentation of discontinued operations determines that in the period that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities and the results of operations and gain or loss recognized on the discontinued operation shall be presented separately in the balance sheet and statement of operations, respectively. As the components qualifying as discontinued operations represent substantially all of the System operations, the assets and liabilities and related results of operations of the discontinued operations are not collapsed and separately presented on the accompanying condensed consolidated balance sheets and statements of operations, but are disclosed within this footnote.

Components of assets and liabilities from discontinued operations consist of the following as of January 31, 2018 and October 31, 2017:

(in thousands)	January 31, 2018	October 31, 2017
Assets
Current assets
Current portion of assets limited as to use	4,212	4,317
Accounts receivable
Patient, net	84,670	83,624
Supplemental Medicaid receivable	8,456	12,375
Other	8,587	8,781
Supplies	13,352	13,389
Prepaid expenses and other	13,415	12,737

Total current assets from discontinued operations	132,692	135,223
Noncurrent assets
Property and equipment, net	303,653	307,124

Total non-current assets from discontinued operations	303,653	307,124

Total assets from discontinued operations	$436,345	$442,347

Liabilities
Current liabilities
Accounts payable and accrued expenses	$72,302	$72,356

Total current liabilities from discontinued operations	72,302	72,356
Noncurrent liabilities
Other liabilities	539	458

Total noncurrent liabilities from discontinued operations	539	458

Total liabilities from discontinued operations	$72,841	$72,814

Operating results from discontinued operations consist of the following for the three month periods ended January 31, 2018 and 2017:

	Three months ended January 31,
(in thousands)	2018	2017
Revenue	$217,340	$215,022
Salaries and benefits	130,856	128,918
Professional fees and purchase services	32,394	31,879
Supplies and other	52,298	53,510
Depreciation, amortization, interest and impairment	11,620	12,135

(Loss) Gain on discontinued operations	$(9,828)	$(11,420)

14. SUBSEQUENT EVENTS

Sale of Hospital and Texas-based EMS operations

On March 1, 2018, we completed the sale of EMS, Access Direct, Centralized Credentialing, TPA, MM Solutions and the assets and operations of each of the System’s other subsidiaries as described within Note 1 — Organization, with the exception of Paramedics Plus and Foundation, to AHS East Texas Health System, LLC. The entities subject to the sale represent a significant portion of our operations. Upon the execution of the sale on

March 1, 2018, the System has been renamed ETX Successor System and consists of the following remaining subsidiaries, as renamed:

•	ETX Successor Tyler (“ETMC”)

•	ETX Successor Athens (“Athens”)

•	ETX Successor Carthage (“Carthage”)

•	System Foundation (“Foundation”)

•	ETX Successor Healthcare Associates (“501A”)

•	ETX Successor Henderson (“Henderson”)

•	ETX Successor Home Services (“Home Services”)

•	ETX Successor Jacksonville (“Jacksonville”)

•	ETX Successor Pittsburg (“Pittsburg”)

•	ETX Successor Quitman (“Quitman”)

•	ETX Successor Regional Health Services, Inc. (“Services”) and Subsidiary:

•	Paramedics Plus LLC (“Paramedics Plus”)

•	ETX Successor Rehabilitation Hospital (“Rehab”)

•	ETX Successor Specialty Hospital (“Specialty”)

•	ETX Flight Ambulance (“Air One”)

Paramedics Plus

On February 22, 2018 the System entered into an asset purchase agreement with Paramedics Logistics Operating Company, LLC to sell the assets and operations of Paramedics Plus. The agreement contains a March 31, 2018 closing date for the completion of the sale and transfer of ownership.

Settlement of liabilities and obligations

On March 1, 2018, the System defeased the remaining principal then outstanding, of the Series 2007A and Quitman bonds in the amount of $254.6 million. Additionally, in February 2018, the System called and paid $33.0 million, representing all amounts outstanding under the Pittsburg and Henderson revenue bonds. On February 28, 2018, the System purchased a loss portfolio transfer insurance policy for $18.0 million, which provides insurance coverage for any medical malpractice, professional or general liability claims incurred on or prior to February 28, 2018. Additionally, the System purchased extended tail coverage insurance policies on February 28, 2018 for $3.3 million, extending its coverage for other various insurable exposures. The combination of loss portfolio transfer insurance and extended tail coverage insurance covers all existing or new claims which may be brought against the System or its subsidiaries for events occurring prior to March 1, 2018.

Additionally, on February 28, 2018, the System, Services and Paramedics Plus entered into a memorandum of understanding with the United States and the State of Oklahoma that dismisses all claims against the System contained in the lawsuit. Under the terms of the settlement, a payment of $20.6 million will be made by the System to the United States and the State of Oklahoma. Upon the execution of the sale to AHS East Texas Health System, LLC, $30.0 million was placed in escrow which will be released to the System upon payment to the United States and the State of Oklahoma. The settlement payment does not constitute an admission of guilt or wrongdoing by the System. A loss contingency for $20.6 million has been recorded in the condensed consolidated financial statements as of January 31, 2018 relating to this matter.

Plan for dissolution

Upon the successful execution of management’s plans to settle its remaining obligations and liabilities, all remaining assets will be contributed to the Foundation which will transfer all funds to a charitable trust with the objective of supporting the healthcare needs in the East Texas community. It is anticipated that this process will take at least two years to complete. Upon the completion of this plan, the System will be legally dissolved.

Evaluation

The System has performed an evaluation of subsequent events through March 22, 2018, which is the date the financial statements were issued. There were no other material subsequent events requiring financial statement disclosure other than those discussed in the Notes to the Condensed Consolidated Financial Statements.

            Shares

Ardent Health Partners, Inc.

Common Stock

Prospectus

            , 2019

Book-Running Managers

Barclays

Citigroup

J.P. Morgan

BofA Merrill Lynch

Credit Suisse

Goldman Sachs & Co. LLC

RBC Capital Markets

Co-Managers

Loop Capital Markets

Stephens Inc.

Through and including         , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters’ discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC registration fee		$12,120
FINRA filing fee		15,500
NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.

Immediately prior to the effectiveness of this registration statement, we will complete transactions pursuant to which we will convert from a Delaware limited liability company into a Delaware corporation, which we refer to as the Corporate Conversion. In connection with the Corporate Conversion, the Class A, Class B, Class C-1 and Class C-2 membership units of Ardent Health Partners, LLC will be converted into shares of common stock. Pursuant to the terms of the limited liability company agreement of Ardent Health Partners, LLC and the incentive equity grant agreements, the Class C-1 and Class C-2 membership units are intended to qualify as “profits interests” within the meaning of IRS Revenue Procedure 93-27 as clarified by Revenue Procedures 2001-43. In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuance of Class A and Class B Units

On August 4, 2015, we issued and sold an aggregate of 251,521,212 of our Class A units to investors at a price per unit of $1.00, for an aggregate purchase price of $251,521,212. The investors received one Class B unit for each Class A unit issued.

On March 13, 2017, we issued and sold an aggregate of 125,886,761 of our Class A units to investors at a price per unit of $1.1289, for an aggregate purchase price of $142,113,565. The investors received one Class B unit for each Class A unit issued.

On July 1, 2017, we issued and sold an aggregate of 1,616,618 of our Class A units to investors at a price per unit of $1.1289, for an aggregate purchase price of $1,825,000. The investors received one Class B unit for each Class A unit issued.

On March 1, 2018, we issued and sold an aggregate of 78,951,980 of our Class A units to investors at a price per unit of $1.20, for an aggregate purchase price of $94,742,376. The investors received one Class B unit for each Class A unit issued.

On May 1, 2018, we issued and sold an aggregate of 2,304,500 of our Class A units to investors at a price per unit of $1.20, for an aggregate purchase price of $2,765,400. The investors received one Class B unit for each Class A unit issued.

On November 30, 2018, we issued and sold an aggregate of 975,830 of our Class A units to investors at a price per unit of $1.87, for an aggregate purchase price of $1,824,802. The investors received one Class B unit for each Class A unit issued.

Grants of Profits Interests (Class C-1 and C-2 Units)

From October 1, 2015 through November 30, 2018, we have issued an aggregate of 53,818,487 non-voting profits interests in the form of our Class C-1 and Class C-2 units to our employees and directors pursuant to written incentive equity grant agreements with such individuals.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 or Rule 506 promulgated under the Securities Act as transactions by an issuer not involving any public offering or pursuant to written compensatory arrangements with our employees and directors relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through employment or other relationships with the registrant or otherwise, to information about the registrant.

Item 16.	Financial Statements and Exhibits.

(A)	Financial Statements. See Index to Financial Statements.

(B)	Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1*	Form of Plan of Conversion

3.1**	Ardent Health Partners, LLC Amended and Restated Limited Liability Company Agreement, dated June 21, 2017

3.2**	First Amendment to Amended and Restated Limited Liability Company Agreement of Ardent Health Partners, LLC, dated August 14, 2018

3.3*	Form of Certificate of Incorporation of Ardent Health Partners, Inc. (to be effective upon completion of the registrant’s conversion from a limited liability company to a corporation)

3.4*	Form of Bylaws of Ardent Health Partners, Inc. (to be effective upon completion of the registrant’s conversion from a limited liability company to a corporation)

4.1**	Registration Rights Agreement, dated as of July 3, 2015, among Ardent Health Partners, LLC (f/k/a EGI-AM Holdings, L.L.C.), EGI-AM Investments, L.L.C., ALH Holdings, LLC, David Vandewater, Clint B. Adams, Stephen C. Petrovich and Neil Hemphill

4.2*	Specimen Common Stock Certificate

5.1*	Opinion of Sidley Austin LLP regarding the validity of the Common Stock

10.1**†	Employment Agreement, dated as of July 3, 2015, between AHS Management Company, Inc. and Clint B. Adams

10.2**†	Employment Agreement, dated as of January 16, 2017, between AHS Management Company, Inc. and Paul Kappelman

10.3**†	Employment Agreement, dated as of July 3, 2015, between AHS Management Company, Inc. and Stephen C. Petrovich

10.4**†	Employment Agreement, dated as of July 3, 2015, between AHS Management Company, Inc. and David T. Vandewater

10.5**	ABL Credit Agreement, dated as of June 28, 2018, among AHP Health Partners, Inc., AHS East Texas Health System, LLC, Ardent Health Partners, LLC, the Subsidiaries of AHP Health Partners, Inc. and AHS East Texas Health System, LLC as Borrowers, the Guarantors, the Lenders and Barclays Bank PLC

10.6**	Term Loan Credit Agreement, dated as of June 28, 2018, among AHP Health Partners, Inc., Ardent Health Partners, LLC, the Guarantors, the Lenders and Barclays Bank PLC

10.7**	Master Lease Agreement, dated as of August 4, 2015, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.8**	First Amendment to Master Lease, dated as of March 6, 2017, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

Exhibit Number	Description of Exhibit

10.9**	Second Amendment to Master Lease and Guaranty of Master Lease, dated as of March 13, 2017, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.10**	Third Amendment to Master Lease, dated as of February 26, 2018, among certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.11**	Fourth Amendment to Master Lease and Guaranty of Master Lease, dated as of June 28, 2018, among certain wholly-owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.12**	Relative Rights Agreement, dated as of June 28, 2018, among Barclays Bank PLC, as administrative agent under the ABL Credit Agreement, Barclays Bank PLC, as collateral agent under the ABL Credit Agreement, Barclays Bank PLC, as administrative agent under the Term Loan Agreement, U.S. Bank National Association, as trustee under the Indenture, certain wholly owned affiliates of Ventas, Inc. listed therein as “Landlord,” Ardent Health Partners, LLC and certain affiliated entities of Ardent Health Partners, LLC listed therein

10.13**	Indenture, dated as of June 28, 2018, among AHP Health Partners, Inc., Ardent Health Partners, LLC, the subsidiary guarantors identified therein and U.S. Bank National Association

10.14**	Form of 9.75% Senior Notes due 2026 of AHP Health Partners, Inc. (included as Exhibit A to the Indenture filed as Exhibit 10.13 hereto)

10.15*#	License and Support Agreement, dated as of May 6, 2016, by and between Epic Systems Corporation and AHS Management Company, Inc.

10.16*†	Form of Indemnification Agreement between the registrant and its directors and certain officers

10.17*†	Ardent Health Partners, Inc. 2019 Incentive Award Plan and forms of award agreements thereunder, effective upon completion of this offering

21.1**	Subsidiaries of the registrant

23.1*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 hereto)

23.2	Consent of Ernst & Young LLP, independent auditors

23.3	Consent of PricewaterhouseCoopers LLP, independent accountants with respect to the consolidated financial statements of LHP Hospital Group, Inc.

23.4	Consent of PricewaterhouseCoopers LLP, independent accountants with respect to the consolidated financial statements of East Texas Medical Center Regional Healthcare System

24.1**	Powers of Attorney

99.1**	Consent of Bill Goodyear, as Director Nominee

99.2**	Consent of Ellen Havdala, as Director Nominee

*	To be filed by amendment.
**	Filed as part of this registration statement on Form S-1 (Registration No. 333-228672) on December 4, 2018.
†	Indicates a management contract or compensatory plan.
#

Confidential treatment has been requested for certain portions of this exhibit. The confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee, on December 21, 2018.

ARDENT HEALTH PARTNERS, LLC

BY:	/s/ Clint B. Adams
NAME:	Clint B. Adams
TITLE:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ David T. Vandewater David T. Vandewater	President and Chief Executive Officer, Director (principal executive officer)	December 21, 2018

/s/ Clint B. Adams Clint B. Adams	Executive Vice President and Chief Financial Officer (principal financial officer)	December 21, 2018

/s/ James Grimes James Grimes	Senior Vice President and Chief Accounting Officer (principal accounting officer)	December 21, 2018

* David L. Bernd	Director	December 21, 2018

* Peter Bulgarelli	Director	December 21, 2018

* Peter Bynoe	Director	December 21, 2018

* David C. Colby	Director	December 21, 2018

* Douglas D. Hawthorne	Director	December 21, 2018

* Chris Nilan	Director	December 21, 2018

* William Pate	Director	December 21, 2018

SIGNATURE	TITLE	DATE

* Nancy M. Schlichting	Director	December 21, 2018

* Mark Sotir	Director	December 21, 2018

* Maggie Wilderotter	Director	December 21, 2018

*By:	/s/ Clint B. Adams
Clint B. Adams
Attorney-in-Fact